Exhibit 99.1

The Merger involves securities of two Cayman Islands companies and will be implemented and is subject to procedural and disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference herein, if any, have been prepared in accordance with foreign financial accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws (if any), since Geely is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Geely may purchase securities otherwise than under the Merger, such as in open market or privately negotiated purchases.

Shareholders of ZEEKR Intelligent Technology Holding Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of ZEEKR Intelligent Technology Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” or “Zeekr”), to be held on September 15, 2025 at 10:00 a.m. (Beijing time) (the “EGM”). The EGM will be held at Room 5203, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China or at such other time on such other date and at such other place to which the EGM may be adjourned. The accompanying notice of the EGM and proxy statement provide information regarding the matters to be considered and voted on at the EGM, including at any adjournment or postponement thereof.

On July 15, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Geely Automobile Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under stock code “0175” (“Geely” or the “Buyer”), and Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Geely (“Merger Sub”), pursuant to which the Merger Sub will merge with and into the Company, with the Company being the surviving company of the Merger (the “Surviving Company”) and becoming a wholly-owned subsidiary of Geely (the “Merger”). The purpose of the EGM is for you and the other registered shareholders of the Company to consider and vote, amongst other things, upon a proposal to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”). Copies of the Merger Agreement and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.

As of the date of the accompanying proxy statement, Geely is controlled by Zhejiang Geely Holding Group Co., Ltd., a company incorporated under the laws of the PRC (“Geely Holding”). Geely Holding is controlled by Mr. Shufu Li, the founder and the chairman of the Company (the “Chairman”). Merger Sub was formed solely for purposes of the Merger.

As of the date of the accompanying proxy statement, Luckview Group Limited, a business company with limited liability incorporated in British Virgin Islands and a wholly-owned subsidiary of the Buyer (“Luckview”), beneficially owns 1,668,996,860 ordinary shares (including ordinary shares represented by American depositary shares, each representing ten ordinary shares of Zeekr (each, a “Zeekr ADS” and collectively, the “Zeekr ADSs”)), par value US$0.0002 per share, of Zeekr (each, a “Zeekr Share” and collectively, the “Zeekr Shares”), which represent approximately 65.2% of the total issued and outstanding Zeekr Shares and approximately 65.2% of the total voting power of the total issued and outstanding Zeekr Shares. If the Merger is completed, the Company, as the Surviving Company, will continue its operations as a privately held company and will be wholly owned by Geely, and the Zeekr ADSs will no longer be listed on the New York Stock Exchange (“NYSE”) and the ADS program for Zeekr Shares will terminate.

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Under the terms of the Merger Agreement, if the Merger is completed, on the date the Merger becomes effective (the “Effective Time”), each Zeekr Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below), the Dissenting Shares (as defined below), the Purported Dissenting Shares (as defined below) and the Zeekr Shares represented by Zeekr ADSs, shall be cancelled in exchange for, at the election of the holder thereof, the right to receive the following, without interest and net of any applicable withholding taxes:

•	US$2.687 in cash per Zeekr Share (the “Per Share Cash Consideration”); or

•	1.23 fully paid, non-assessable shares of Geely, of a nominal value of HK$0.02 each (each, a “Geely Share”), per Zeekr Share (the “Per Share Stock Consideration”, together with the Per Share Cash Consideration, the “Per Share Merger Consideration”).

For each such Zeekr Share with respect to which no election to receive either the Per Share Cash Consideration or the Per Share Stock Consideration is validly made pursuant to the Merger Agreement, such Zeekr Share will be cancelled in exchange for the right to receive the Per Share Cash Consideration without interest and net of any applicable withholding taxes.

Under the terms of the Merger Agreement, if the Merger is completed, at the Effective Time, each Zeekr ADS issued and outstanding immediately prior to the Effective Time, other than Zeekr ADSs rerpresenting Excluded Shares, together with the Zeekr Shares represented by such Zeekr ADSs, shall be cancelled in exchange for, at the election of the holder thereof, the right to receive the following, without interest and net of any applicable withholding taxes and after deduction or upon payment of applicable fees and taxes:

•	US$26.87 in cash per Zeekr ADS (the “Per ADS Cash Consideration”); or

•	12.3 fully paid, non-assessable Geely Shares per Zeekr ADS (the “Per ADS Stock Consideration”, together with the Per ADS Cash Consideration, the “Per ADS Merger Consideration”), which shall be deposited for delivery of American depositary shares (each, a “Geely ADS”, each Geely ADS representing and exchangeable for twenty (20) Geely Shares) (Per Share Merger Consideration and Per ADS Merger Consideration are collectively referred to hereinafter as “Merger Consideration”).

For each such Zeekr ADS with respect to which no election to receive either the Per ADS Cash Consideration or the Per ADS Stock Consideration is validly made pursuant to the Merger Agreement, such Zeekr ADS will be cancelled in exchange for the right to receive the Per ADS Cash Consideration without interest and net of any applicable withholding taxes and after deduction or upon payment of applicable fees and taxes.

No fractional Geely Shares or Geely ADSs will be issued as Merger Consideration. Subject to the terms of the Merger Agreement, (i) any holder of Zeekr Shares who would otherwise be entitled to receive a fraction of a Geely Share shall, in lieu of such fraction of a Geely Share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a Geely Share on the Hong Kong Stock Exchange on the last day before the closing (or if such last day is not a day on which the Hong Kong Stock Exchange is open, the immediately preceding day on which the Hong Kong Stock Exchange is open) and (ii) all fractional Geely ADSs that otherwise would be issued in connection with the Merger (or the Geely Shares represented thereby) will be aggregated and sold in one or more transactions conducted by brokers engaged by the Depositary, and the net proceeds of such sales (net of any commissions) will be distributed to all holders of fractional Geely ADSs that otherwise would be issued, in each case through customary DTC arrangements and where applicable, arrangements between such holders and their respective brokers, banks or other securities intermediaries that are direct or indirect participants of the DTC system, or at such times, in such manner and on such terms as the Depositary may determine in its reasonable discretion, in each case without interest.

Notwithstanding anything to the contrary in the Merger Agreement or in the election form, a holder of Zeekr Shares or Zeekr ADSs who is a Hong Kong Non-Professional Investor may only elect to receive the Per Share Cash Consideration or the Per ADS Cash Consideration, and may not elect to receive the Per Share Stock Consideration or the Per ADS Stock Consideration with respect to any Zeekr Share or Zeekr ADS owned by such holder. Any election made by or on behalf of a Hong Kong Non-Professional Investor will not have been validly made to the extent that it purports to be an election for Per Share Stock Consideration or a Per ADS Stock Consideration. “Hong Kong Non-Professional Investor” means any person (i)(x) whose address as shown on Zeekr s register of members maintained by Zeekr is an address in Hong Kong; or (y) whose primary residential address (in the case of a corporation, its registered address) is an address in Hong Kong; and (ii) does not qualify as a professional investor pursuant to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder. You should consult your own Hong Kong counsel if you are in any doubt whether you are a Hong Kong Non-Professional Investor.

Notwithstanding anything to the contrary in the Merger Agreement or in the election form, a Zeekr shareholder who is a PRC ODI Investor and who elects to receive the Per Share Stock Consideration with respect to any Zeekr Share owned by such Zeekr shareholder must complete all Applicable ODI Filings on its own or by its affiliate prior to the election deadline. Any election to receive the Per Share Stock Consideration made by or on behalf of a PRC ODI Investor will not be considered validly made unless, prior to the election deadline, all Applicable ODI Filings applicable to such PRC ODI Investor have been completed and remain in full force and effect, and satisfactory documentary evidence thereof has been provided or otherwise made available to Geely. “PRC ODI Investor” means any person who or whose affiliate is required to complete any NDRC Filings, MOFCOM Filings or SAFE Filings (each as defined under the Merger Agreement) in connection with its receipt of the Per Share Stock Consideration in the Merger pursuant to the terms of the Merger Agreement (such NDRC Filings, MOFCOM Filings and SAFE Filings, to the extent required to be completed by such person or its affiliate prior to its receipt of the applicable stock consideration, such person’s “Applicable ODI Filings”). You should consult your own PRC counsel if you are in any doubt whether you are a PRC ODI Investor.

Pursuant to the terms of the deposit agreement, dated as of May 9, 2024 (as may be amended and supplemented from time to time, the “Zeekr Deposit Agreement”), by and among the Company, The Bank of New York Mellon (the “Depositary”), and the holders and beneficial owners of Zeekr ADSs issued thereunder, the Zeekr ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their Zeekr ADSs (and the underlying Zeekr Shares). The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with the distribution of the Merger Consideration to Zeekr ADS holders and the termination of the Zeekr ADS program or facility (other than (A) the Zeekr ADS cancellation fee and the Depositary’s depositary services fee, which shall be payable by the holders of the Zeekr ADSs in accordance with the Zeekr Deposit Agreement and (B) those fees imposed by the Depositary upon holders of Geely ADSs in connection with the issuance of Geely ADSs in connection with the Transactions, which shall be payable by Geely).

Notwithstanding the foregoing, if the Merger is completed, the following Zeekr Shares and Zeekr ADSs shall not be cancelled in exchange for the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, described above, but shall be cancelled, shall no longer be issued and outstanding and shall cease to exist at the Effective Time as follows:

(a)	(i) 1,668,996,860 Zeekr Shares (including any Zeekr Shares represented by Zeekr ADSs) beneficially owned by Geely, Zeekr or any of their respective subsidiaries and (ii) the Zeekr Shares held by the Depositary, as of immediately prior to the Effective Time that are reserved for issuance, settlement and allocation upon vesting of any outstanding award of restricted share units granted pursuant to the 2021 Incentive Plan of Zeekr (“Zeekr RSU Awards”) and each Zeekr ADS representing such Zeekr Shares (the foregoing, collectively, the “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor;

(b)	Zeekr Shares that are issued and outstanding immediately prior to the Effective Time and held by any registered shareholder of the Company who is a Hong Kong Non-Professional Investor and who has validly exercised and not effectively withdrawn its rights to dissent from the Merger, in accordance with Section 238 (“Section 238”) of the Companies Act (As Revised) of the Cayman Islands, as amended, modified, or re-enacted from time to time (the “Cayman Islands Companies Act”) (collectively, the “Dissenting Shares;” holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238; and

(c)	Zeekr Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any shareholder of the Company who is not a Hong Kong Non-Professional Investor and who has provided any notice of objection, notice of dissent, written demand for appraisal and/or takes any other action that purports to validly exercise any dissenter rights pursuant to Section 238 (collectively, the “Purported Dissenting Shares;” holders of Purported Dissenting Shares collectively being referred to as “Purported Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Purported Dissenting Shareholders shall not be entitled to receive the Merger Consideration and shall, with respect to each Purported Dissenting Share, instead be entitled to receive: (A) in the event a court of competent jurisdiction either (i) strikes out the petition for determination of fair value under Section 238 on the grounds that Section 239 of the Cayman Islands Companies Act (“Section 239”) applies to the Merger, or (ii) makes a declaration, or otherwise grants a final and non-appealable judgment confirming, that Section 239 applies to the Merger, the Merger Consideration, without interest; (B) in the event a court of competent jurisdiction either (i) grants a final and non-appealable judgment determining the fair value of the Purported Dissenting Share required to be paid to the Purported Dissenting Shareholder under Section 238, or (ii) makes a declaration that Section 239 does not apply to the Merger, only the payment resulting from the procedure in Section 238; provided that, in the event that a petition under Section 238(9) of the Cayman Islands Companies Act is not filed within the time limits specified therein (subject to any additional time periods resulting from any stay of proceedings under Section 238 which may be ordered by the Cayman Islands court), then such holder shall receive the Merger Consideration with respect to each Purported Dissenting Share, without interest.

At the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and vested as of immediately prior to the Effective Time shall be converted into a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) 1.23, rounded to the nearest whole share.

At the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and unvested immediately prior to the Effective Time shall be assumed by Geely and converted into an award of Geely Shares pursuant to the share award scheme of Geely, adopted by Geely on August 30, 2021, as amended on April 28, 2023 (each, a “Geely Share Award”) with respect to a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) 1.23, rounded to the nearest whole share. Each Geely Share Award shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the corresponding Zeekr RSU Award immediately prior to the Effective Time (taking into account any changes thereto by reason of the Merger Agreement or the Merger).

The Buyer intends to fund the cash merger consideration through Geely’s internal resources, or if necessary, debt financing. The Buyer intends to fund the stock merger consideration through issuance of Geely Shares (including Geely Shares represented by Geely ADSs) in connection with the Merger.

On July 15, 2025, a special committee of the board of directors of the Company (the “Board”), composed solely of independent and disinterested directors (the “Special Committee”), acting with full power and authority delegated by the Board, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger. The Special Committee, after consultation with its financial advisor and legal counsel and due consideration of all relevant factors, unanimously (a) determined that the execution by the Company of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, are fair and in the best interest of the Company and its shareholders, and declared it advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) recommended the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the Board.

On July 15, 2025, the Board, acting upon the unanimous recommendation of the Special Committee, (a) determined that the execution by the Company of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, are fair to and in the best interest of the Company and its shareholders, and declared it advisable, for the Company to enter into the Merger Agreement and the Plan of Merger and to consummate the Transactions, including the Merger, (b) authorized and approved the execution, delivery and performance of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (c) resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the Company’s shareholders and to direct that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to the shareholders of the Company for their approval and authorization at an extraordinary general meeting of the Company’s shareholders.

Accordingly, the Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including (i) the Merger, and (ii) upon the Merger becoming effective, the amendment and restatement of the third amended and restated memorandum and articles of association of the Company by deletion in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company (as the Surviving Company), in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”), FOR the proposal to authorize each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and upon the Merger becoming effective, the Adoption of Amended M&A, and FOR the proposal to adjourn the EGM in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the resolutions to be proposed at the EGM.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, are authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Zeekr Shares representing at least two-thirds of votes cast by such holders as, being entitled so to do, vote in person or, in the case of such holders as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy, as a single class, at the EGM or any adjournment or postponement thereof. As of the date of the accompanying proxy statement, the Buyer and its subsidiaries beneficially own in the aggregate 1,668,996,860 Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs), which represent approximately 65.2% of the total issued and outstanding Zeekr Shares and approximately 65.2% of the total voting power of the total issued and outstanding Zeekr Shares, all of which will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger. Accordingly, based on the 2,561,728,021 Zeekr Shares expected to be issued and outstanding (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards) on August 14, 2025, the record date for voting Zeekr Shares at the EGM (the “Share Record Date”), and assuming that all shareholders of the Company will be present and voting in person or by proxy at the EGM and that the Buyer and its subsidiaries will vote all their Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) in favor of the special resolution and a quorum will be present at the EGM, the approval of the special resolution to be proposed at the EGM will require an additional 38,821,821 Zeekr Shares owned by the holders of Zeekr Shares other than the Buyer or its subsidiaries, representing approximately 1.5% of the voting power of the total issued and outstanding Zeekr Shares as of the Share Record Date, to be voted in favor of such special resolution.

The accompanying proxy statement provides detailed information about the Merger and the EGM. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website at www.sec.gov.

The Buyer and its subsidiaries will exercise its rights as registered shareholder of the Company to demand poll voting at the EGM and accordingly voting will take place by poll voting. The effect of poll voting is that the number of votes each holder has will depend on the number of Zeekr Shares held by such holder. If you receive more than one proxy card because you own Zeekr Shares that are registered in different names, please vote all of your Zeekr Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card. Whether or not you plan to attend the EGM, please complete the accompanying proxy card, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card is September 13, 2025 at 10:00 a.m. (Beijing time), being 48 hours before the time appointed for the EGM. Each registered holder of Zeekr Shares has one vote for each Zeekr Share held as of 10:00 a.m. New York City time on the Share Record Date.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the EGM and vote your Zeekr Shares in person. Please note, however, that if you hold your Zeekr Shares through a financial intermediary such as a broker, bank or nominee, you must rely on the procedures of the financial intermediary through which you hold your Zeekr Shares if you wish to vote at the EGM.

The Company will instruct the Depositary to deliver to holders of Zeekr ADS holders as of August 14, 2025 (the “ADS Record Date”) an ADS Voting Instruction Card, the form of which is attached as Annex G to the accompanying proxy statement, and holders of Zeekr ADS as of the ADS Record Date will have the right to instruct the Depositary how to vote the Zeekr Shares underlying their Zeekr ADSs at the EGM, subject to and in accordance with the terms of the Zeekr Deposit Agreement. A copy of the Zeekr Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov.

Registered Zeekr ADS holders are strongly urged to sign, complete and return the ADS Voting Instruction Card to the Depositary in accordance with the instructions printed thereon as soon as possible and, in any event, so as to be received by the Depositary no later than 12:00 noon (New York time) on September 10, 2025 (or if the EGM is adjourned, such later date as may be notified by the Company or the Depositary).

As the registered holder of the Zeekr Shares represented by Zeekr ADSs, the Depositary will endeavor to vote (or will endeavor to cause the vote of) the Zeekr Shares represented by Zeekr ADSs at the EGM in accordance with the voting instructions, the form of which is attached as Annex G to the accompanying proxy statement, timely and actually received from holders of Zeekr ADSs at the close of business in New York City on the ADS Record Date. The Depositary must actually receive such instructions no later than 12:00 noon (New York City time) on September 10, 2025. Pursuant to Section 4.7 of the Zeekr Deposit Agreement, the Depositary will not itself exercise any voting discretion in respect of any Zeekr Shares represented by Zeekr ADSs. Accordingly, Zeekr Shares represented by Zeekr ADSs, for which voting instructions fail to specify the manner in which the Depositary is to vote or no timely voting instructions are received by the Depositary, will not be voted. If you hold your Zeekr ADSs in a securities account with a broker, bank or other intermediary, you must rely on the procedures of such intermediary if you wish to vote.

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Holders of Zeekr ADSs will not be able to attend or vote at the EGM directly (whether in person or by proxy) unless they surrender their Zeekr ADSs for delivery of Zeekr Shares and become registered in the Company’s register of members as holders of Zeekr Shares prior to the close of business in the Cayman Islands on the Share Record Date. Zeekr ADS holders who wish to attend and vote at the EGM need to make arrangements with their broker or custodian to deliver the Zeekr ADSs to the Depositary for cancellation sufficiently in advance, together with (a) delivery instructions for the corresponding Zeekr Shares represented by such Zeekr ADSs (including, if applicable, the name and address of person who will be the registered holder of such Zeekr Shares), and (b) payment of Depositary’s fees associated with such cancellation (US$5.00 per 100 Zeekr ADSs (or portion thereof) to be cancelled and a wire fee of US$17.50 per transaction), which will not be borne by the Surviving Company, and any applicable taxes. If you hold your Zeekr ADSs in a securities account with a broker, bank or other intermediary, please promptly contact your broker, bank or other intermediary to find out what actions you need to take to instruct the broker, bank or other intermediary to surrender the Zeekr ADSs on your behalf. Upon surrender of the Zeekr ADSs, the Depositary will direct The Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Zeekr Shares, to deliver, or cause the delivery of, the Zeekr Shares represented by the Zeekr ADSs so cancelled to or upon the written order of the person(s) designated in the order delivered to the Depositary for such purpose. If you hold Zeekr ADSs through a broker or other securities intermediary, you should contact that broker or intermediary to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time. If after the registration of Zeekr Shares in your name you wish to receive a certificate evidencing the Zeekr Shares registered in your name, you will need to request the Company to instruct its registered office provider or share registrar to issue and mail a certificate to your attention. If the Merger is not consummated, the Company will continue to be a publicly traded company in the United States and Zeekr ADSs will continue to be listed on NYSE, provided that the Company continues to meet the NYSE’s listing requirements. Zeekr Shares are not listed and cannot be traded on any stock exchange other than the NYSE, and in such case only as represented by Zeekr ADSs. As a result, if you have surrendered your Zeekr ADSs to attend the EGM and the Merger is not consummated and you wish to be able to sell your Zeekr Shares on a stock exchange, you will need to deposit your Zeekr Shares into the Company’s ADS program for the issuance of the corresponding number of Zeekr ADSs, subject to the terms and conditions of applicable law and the Zeekr Deposit Agreement, including, among other things, payment of relevant fees of the Depositary for the issuance of Zeekr ADSs (US$5.00 per 100 Zeekr ADS (or portion thereof) issued), applicable share transfer taxes (if any), and related charges pursuant to the Zeekr Deposit Agreement.

Shareholders who are Hong Kong Non-Professional Investors and who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger in accordance with Section 238, a copy of which is attached as Annex D to the accompanying proxy statement, will have the right to receive payment of the fair value of their Zeekr Shares as determined in accordance with Section 238 if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the EGM, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 for the exercise of dissenters’ rights. The fair value of your Zeekr Shares as determined under the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Zeekr Shares.

ZEEKR ADS HOLDERS (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE ZEEKR SHARES UNDERLYING THEIR ZEEKR ADSS. THE DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE ZEEKR SHARES THAT IT HOLDS, EVEN IF A ZEEKR ADS HOLDER REQUESTS THE DEPOSITARY TO DO SO.

ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS AND WISH TO DISSENT FROM THE MERGER MUST SURRENDER THEIR ZEEKR ADSS TO THE DEPOSITARY, PAY THE DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ZEEKR ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING ZEEKR SHARES SUFFICIENTLY IN ADVANCE, AND BECOME REGISTERED HOLDERS OF ZEEKR SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EGM. THEREAFTER, SUCH FORMER ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE ZEEKR SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IT IS DIFFICULT TO PREDICT HOW LONG THE STEPS DESCRIBED ABOVE MAY TAKE. ZEEKR ADS HOLDERS THAT WISH TO SURRENDER THEIR ZEEKR ADSS TO BECOME REGISTERED HOLDERS OF ZEEKR SHARES ARE ADVISED TO TAKE ACTION AS SOON AS POSSIBLE. IF THE MERGER IS NOT COMPLETED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE U.S., AND THE ZEEKR ADSS WILL CONTINUE TO BE LISTED ON THE NYSE, PROVIDED THAT THE COMPANY CONTINUES TO MEET THE NYSE’S LISTING REQUIREMENTS. THE ZEEKR SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NYSE, AND IN SUCH CASE ONLY AS REPRESENTED BY ZEEKR ADSS.

AS A RESULT, IF A FORMER ZEEKR ADS HOLDER (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) HAS CANCELLED HIS, HER OR ITS ZEEKR ADSS TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ZEEKR ADS HOLDER WISHES TO BE ABLE TO SELL HIS, OR HER OR ITS ZEEKR SHARES ON A STOCK EXCHANGE, SUCH FORMER ZEEKR ADS HOLDER WILL NEED TO DEPOSIT HIS, OR HER OR ITS ZEEKR SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ZEEKR ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE ZEEKR DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE DEPOSITARY FOR THE ISSUANCE OF ZEEKR ADSS (US$5.00 PER 100 ZEEKR ADSs (OR PORTION THEREOF) ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE ZEEKR DEPOSIT AGREEMENT.

Neither the SEC nor any securities commission of any State of the U.S. has (a) approved or disapproved of the Merger; (b) passed upon the merits or fairness of the Merger; or (c) passed upon the adequacy or accuracy of any disclosure, whether in the Merger Agreement, this Proxy Statement, or any documents filed or furnished with the SEC in connection with the Merger. Any representation to the contrary is a criminal offense in the U.S.

If you have any questions or need assistance voting your Zeekr Shares or Zeekr ADSs, please e-mail our Investor Relations Department at ir@zeekrlife.com. Registered Zeekr ADS holders who have any questions should contact the Depositary using the contact details provided on the ADS Voting Instruction Card. Zeekr ADS holders who hold Zeekr ADSs indirectly should contact their bank, broker, financial institution or administrator through which such Zeekr ADSs are held.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,	Sincerely,

/s/ Miguel A. Lopez Ben	/s/ Michael David Ricks	/s/ Shufu Li
Miguel A. Lopez Ben	Michael David Ricks	Shufu Li
Co-Chair of the Special Committee	Co-Chair of the Special Committee	Chairman of the Board

The accompanying proxy statement is dated August 4, 2025, and is first being mailed to the holders of Zeekr Shares and the holders of Zeekr ADS on or about August 26, 2025.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON SEPTEMBER 15, 2025

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of ZEEKR Intelligent Technology Holding Limited (referred to herein alternately as the “Company,” “us,” “we” or other terms correlative thereto), will be held on September 15, 2025 at 10:00 a.m. (Beijing time) at Room 5203, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China (the “EGM”).

Only registered holders of ordinary shares of the Company, par value US$0.0002 per share (each, a “Zeekr Share” and collectively, the “Zeekr Shares”), as of 10:00 a.m. New York City time on August 14, 2025 (the “Share Record Date”) or their proxy holders are entitled to attend and vote at this EGM or any adjournment thereof. At the EGM, you will be asked to consider and vote upon the following resolutions:

•	as a special resolution:

THAT the Agreement and Plan of Merger, dated as of July 15, 2025 (the “Merger Agreement”), among the Company, Geely Automobile Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange under stock code “0175” (“Geely”), and Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Geely (“Merger Sub”), pursuant to which the Merger Sub will merge with and into the Company, with the Company being the surviving company of the Merger (the “Surviving Company”) and becoming a wholly-owned subsidiary of Geely (the “Merger”) (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying this notice of EGM and which will be produced and made available for inspection at the EGM), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form attached as Annex B to the proxy statement accompanying this notice of EGM and which will be produced and made available for inspection at the EGM) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including (i) the Merger, and (ii) upon the Merger becoming effective, the amendment and restatement of the third amended and restated memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company (as the Surviving Company), in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”), be approved and authorized by the Company;

•	as an ordinary resolution:

THAT each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, and upon the Merger becoming effective, the Adoption of Amended M&A; and

•	if necessary, as an ordinary resolution:

THAT the EGM be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the resolutions to be proposed at the EGM.

Please refer to the accompanying proxy statement, which is attached to and made a part of this notice. A list of the Company’s shareholders will be available at its principal executive offices at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang 311215, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the EGM.

Pursuant to the Merger Agreement, the Buyer will vote all of the Zeekr Shares (including Zeekr Shares represented by American depositary shares (“Zeekr ADSs”)) beneficially owned by it or any of its subsidiaries in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger. As of the date of this notice, the Buyer and its subsidiaries collectively beneficially own 1,668,996,860 Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs), which represent approximately 65.2% in number and approximately 65.2% in voting rights of the issued and outstanding Zeekr Shares.

After careful consideration and upon the unanimous recommendation of the Special Committee, the Board (acting by all directors who are present and entitled to vote) (a) determined that the execution by the Company of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, are fair to and in the best interest of the Company and its shareholders, and declared it advisable, for the Company to enter into the Merger Agreement and the Plan of Merger and to consummate the Transactions, including the Merger, (b) authorized and approved the execution, delivery and performance of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (c) resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the Company’s shareholders and to direct that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, be submitted to the shareholders of the Company for their approval and authorization at an extraordinary general meeting of the Company’s shareholders. The Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including (i) the Merger, and (ii) upon the Merger becoming effective, the Adoption of Amended M&A, FOR the proposal to authorize each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and upon the Merger becoming effective, the Adoption of Amended M&A, and FOR the proposal to adjourn the EGM in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the resolutions to be proposed at the EGM.

Regardless of the number of Zeekr Shares that you own, your vote is very important. The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, are authorized and approved by a special resolution (as defined in the Companies Act (As Revised) of the Cayman Islands, as amended, modified, or re-enacted from time to time (the “Cayman Islands Companies Act”)) of the Company passed by an affirmative vote of holders of Zeekr Shares representing at least two-thirds of votes cast by such holders as, being entitled so to do, vote in person or, in the case of such holders as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy as a single class, at the EGM or any adjournment or postponement thereof. As of the date of the accompanying proxy statement, the Buyer and its subsidiaries beneficially own in the aggregate 1,668,996,860 Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs), which represent approximately 65.2% of the total voting power of the total issued and outstanding Zeekr Shares. Accordingly, based on the 2,561,728,021 Zeekr Shares expected to be issued and outstanding (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards) on the Share Record Date, and assuming that all shareholders of the Company will be present and voting in person or by proxy at the EGM and that the Buyer and its subsidiaries will vote all their Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) in favor of the special resolution and a quorum will be present at the EGM, the approval of the special resolution to be proposed at the EGM will require an additional 38,821,821 Zeekr Shares owned by the holders of Zeekr Shares other than the Buyer or its subsidiaries, representing approximately 1.5% of the voting power of the total issued and outstanding Zeekr Shares as of the Share Record Date, to be voted in favor of such special resolution.

Regardless of whether you plan to attend the EGM in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. To be valid, your proxy card must be completed, signed and returned to the Company’s offices (to the attention of: Investor Relations Department) at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang 311215, People’s Republic of China, no later than 10:00 a.m. (Beijing time), September 13, 2025, being 48 hours before the time appointed for the EGM. The proxy card is the “instrument of proxy” and the “instrument appointing a proxy” as referred to in the Company’s articles of association. The Buyer and its subsidiaries will exercise its rights as registered shareholder of the Company to demand poll voting at the EGM and accordingly voting will take place by poll voting. The effect of poll voting is that the number of votes each holder has will depend on the number of Zeekr Shares held by such holder. Each registered holder of Zeekr Shares has one vote for each Zeekr Share held as of 10:00 a.m. New York City time on the Share Record Date. If you receive more than one proxy card because you own Zeekr Shares that are registered in different names, please vote all of your Zeekr Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card.

x

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the EGM and vote your Zeekr Shares in person. Please note, however, that if your Zeekr Shares are registered in the name of a broker, bank or other nominee, and you wish to vote at the EGM in person, you must obtain from the record holder a legal proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank or other intermediary, your vote will not be counted.

When proxies are properly dated, executed and returned by holders of Zeekr Shares, the Zeekr Shares they represent will be voted at the EGM in accordance with the instructions of such shareholders. If no specific instructions are given by such shareholders, such Zeekr Shares will be voted “FOR” the proposals as described above, unless you appoint a person other than the chairman of the EGM as your proxy, in which case the Zeekr Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

If you own Zeekr ADSs as of the close of business in New York City on August 14, 2025 (the “ADS Record Date”) (and do not surrender such Zeekr ADSs and become a registered holder of the Zeekr Shares underlying such Zeekr ADSs as explained below), you cannot vote at the EGM directly, but you may give voting instructions, the form of which is attached as Annex G to the accompanying proxy statement, to The Bank of New York Mellon, (the “Depositary”), in its capacity as the Depositary and the holder of the Zeekr Shares underlying your Zeekr ADSs, how to vote the Zeekr Shares underlying your Zeekr ADSs by completing and signing the Zeekr ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible. The Depositary must receive your instructions no later than 12:00 noon (New York City time) on September 10, 2025 in order to ensure the Zeekr Shares underlying your Zeekr ADSs are properly voted at the EGM. If you hold your Zeekr ADSs in a securities account with a broker, bank or other intermediary, you must rely on the procedures of such intermediary if you wish to vote.

Alternatively, if you own Zeekr ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the EGM directly if you surrender your Zeekr ADSs and become a registered holder of the Zeekr Shares underlying your Zeekr ADSs prior to the close of business in the Cayman Islands on August 14, 2025, the Share Record Date. If you wish to surrender your Zeekr ADSs for the purpose of voting Zeekr Shares directly, you need to make arrangements to deliver your Zeekr ADSs to the Depositary for cancellation sufficiently in advance, together with (a) delivery instructions for the corresponding Zeekr Shares (name and address of person who will be the registered holder of such Zeekr Shares), and (b) payment of the Zeekr ADS cancellation fees (US$5.00 per 100 Zeekr ADSs (or portion thereof) to be cancelled and a wire fee of US$17.50 per transaction pursuant to the terms of the deposit agreement, dated as of May 9, 2024, by and among the Company, the Depositary, and the holders and beneficial owners of Zeekr ADSs issued thereunder (the “Zeekr Deposit Agreement”)), which will not be borne by the Company, and any applicable taxes. If you hold your Zeekr ADSs in a securities account with a broker, bank or other intermediary, please contact your broker, bank or other intermediary to find out what actions you need to take to instruct the broker, bank or other intermediary to surrender the Zeekr ADSs on your behalf. It is difficult to predict how long the steps described above may take. Zeekr ADS holders that wish to surrender their Zeekr ADSs to become registered holders of Zeekr Shares are advised to take action as soon as possible.

Shareholders who are Hong Kong Non-Professional Investors and who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger in accordance with Section 238, a copy of which is attached as Annex D to the accompanying proxy statement, will have the right to receive payment of the fair value of their Zeekr Shares as determined in accordance with Section 238 if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the EGM, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 for the exercise of dissenters’ rights. The fair value of your Zeekr Shares as determined under the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Zeekr Shares.

ZEEKR ADS HOLDERS (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE ZEEKR SHARES UNDERLYING THEIR ZEEKR ADSS. THE DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE ZEEKR SHARES THAT IT HOLDS, EVEN IF A ZEEKR ADS HOLDER REQUESTS THE DEPOSITARY TO DO SO.

ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS AND WISH TO DISSENT FROM THE MERGER MUST SURRENDER THEIR ZEEKR ADSS TO THE DEPOSITARY, PAY THE DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ZEEKR ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING ZEEKR SHARES SUFFICIENTLY IN ADVANCE, AND BECOME REGISTERED HOLDERS OF ZEEKR SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EGM. THEREAFTER, SUCH FORMER ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE ZEEKR SHARES UNDER SECTION 238. IT IS DIFFICULT TO PREDICT HOW LONG THE STEPS DESCRIBED ABOVE MAY TAKE. ZEEKR ADS HOLDERS THAT WISH TO SURRENDER THEIR ZEEKR ADSS TO BECOME REGISTERED HOLDERS OF ZEEKR SHARES ARE ADVISED TO TAKE ACTION AS SOON AS POSSIBLE. IF THE MERGER IS NOT COMPLETED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE U.S., AND THE ZEEKR ADSS WILL CONTINUE TO BE LISTED ON THE NYSE, PROVIDED THAT THE COMPANY CONTINUES TO MEET THE NYSE’S LISTING REQUIREMENTS. THE ZEEKR SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NYSE, AND IN SUCH CASE ONLY AS REPRESENTED BY ZEEKR ADSS.

AS A RESULT, IF A FORMER ZEEKR ADS HOLDER (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS)HAS CANCELLED HIS, HER OR ITS ZEEKR ADSS TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ZEEKR ADS HOLDER WISHES TO BE ABLE TO SELL HIS, OR HER OR ITS ZEEKR SHARES ON A STOCK EXCHANGE, SUCH FORMER ZEEKR ADS HOLDER WILL NEED TO DEPOSIT HIS, OR HER OR ITS ZEEKR SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ZEEKR ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE ZEEKR DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE DEPOSITARY FOR THE ISSUANCE OF ZEEKR ADSS (US$5.00 PER 100 ZEEKR ADS (OR PORTION THEREOF) ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE ZEEKR DEPOSIT AGREEMENT.

If you have any questions or need assistance voting your Zeekr Shares or Zeekr ADSs, please e-mail our Investor Relations Department at ir@zeekrlife.com.

The Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are described in the accompanying proxy statement. Copies of the Merger Agreement and the Plan of Merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

Notes:

1.	In the case of joint holders, any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he or she were solely entitled thereto, but if more than one of such joint holders be present at the EGM the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand on the register of members of the Company in respect of the joint holders.

2.	The instrument appointing a proxy must be in writing under the hand of the appointer or of his or her attorney duly authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person duly authorized to sign the same.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The proxy card must be deposited in the manner set out in the notice of the EGM. A proxy card that is not deposited in the manner permitted will be invalid.

5.	Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, provided that no intimation in writing of such death, insanity or revocation was received by the Company at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang 311215, People’s Republic of China, Attention: Investor Relations Department, at least two hours before the commencement of the EGM, or adjourned meeting at which such proxy is used.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Shufu Li
Shufu Li
Chairman of the Board

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

PROXY STATEMENT

Dated August 4, 2025

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares, including shares represented by Zeekr ADSs, of ZEEKR Intelligent Technology Holding Limited can be voted at the EGM by submitting your proxy or contacting your broker, bank or other intermediary.

If your Zeekr Shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Zeekr Shares are voted at the EGM.

If your Zeekr Shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your Zeekr Shares can be voted at the EGM in accordance with your instructions.

If you submit your proxy card without indicating how you wish to vote, the Zeekr Shares represented by your proxy will be voted in favor of the resolutions to be proposed at the EGM, unless you appoint a person other than the chairman of the EGM as your proxy, in which case the Zeekr Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If your Zeekr ADSs are held in a securities account with a broker, bank or other intermediary:  check the ADS voting instructions provided by your broker, bank or other intermediary to see which voting options are available or contact your broker, bank or other intermediary in order to obtain directions as to how to ensure that the Zeekr Shares represented by your Zeekr ADSs are voted at the EGM.

If your Zeekr ADSs are registered in your name:   submit your ADS voting instruction card as soon as possible by signing, dating and returning the ADS voting instruction card, the form of which is attached hereto as Annex G, so that the Zeekr Shares represented by your Zeekr ADSs may be voted at the EGM on your behalf by the Depositary (as defined below), as the registered holder of the shares represented by your Zeekr ADSs.

If you submit your ADS voting instruction card without indicating how you wish to vote or do not submit it in a timely manner, the Depositary will not vote (or cause to be voted) the Zeekr Shares underlying your Zeekr ADSs. The Depositary will not exercise any voting discretion in respect of any Zeekr Shares underlying your Zeekr ADSs.

If you have any questions or need assistance voting your Zeekr Shares or Zeekr ADSs, please e-mail our Investor Relations Department at ir@zeekrlife.com.

SUMMARY TERM SHEET

This “Summary Term Sheet” and the “Questions and Answers About the Extraordinary General Meeting and the Merger” highlight selected information contained in this proxy statement regarding the Merger (as defined below) and may not contain all of the information that may be important to your consideration of the Merger and other transactions contemplated by the Merger Agreement (as defined below) (the “Transactions”). You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the EGM. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 109. In this proxy statement, the terms “the Company,” “us,” “we” or other terms correlative thereto refer to ZEEKR Intelligent Technology Holding Limited. All references to “dollars,” “US$” and “$” in this proxy statement are to U.S. dollars, and all references to “RMB” in this proxy statement are to Renminbi, the lawful currency of the People’s Republic of China (“China”).

The Parties Involved in the Merger

The Company

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands and the world’s leading premium new energy vehicle group.

The Company’s principal executive office is located at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang, People’s Republic of China. Its registered office in the Cayman Islands is located at the offices of 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

For a description of the Company’s history, development, business and organizational structure, see the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed on March 20, 2025 (“Company’s Annual Report”), which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 109 for a description of how to obtain a copy of the Company’s Annual Report.

Buyer

The Buyer is an exempted company with limited liability incorporated under the laws of the Cayman Islands with head office and principal place of business located at Room 2301, 23/F, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong.

The Buyer is principally engaged in investment holding. The Buyer and its subsidiaries are primarily involved in the research and development, manufacturing, and trading of automobiles, automobile parts and related components, as well as investment holding. The Buyer’s shares are listed on the Main Board of the Hong Kong Stock Exchange. The Buyer’s telephone number is (852) 2598 3333.

Merger Sub

The Merger Sub is an exempted company with limited liability incorporated in the Cayman Islands on 30 May 2025 and, as at the date of this proxy statement, is a wholly-owned subsidiary of Geely. The Merger Sub is principally engaged in investment holding and was formed solely for the purpose of the Merger and the investment and financing transactions related to the Merger.

The registered office of the Merger Sub is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Merger Sub’s telephone number is (852) 2598 3333.

The Merger (Page 79)

You are being asked to vote to authorize and approve the Merger and the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”), pursuant to which, once the Merger and the Plan of Merger are approved and authorized by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the Merger Agreement are satisfied or waived in accordance with the terms of the Merger Agreement, the Merger Sub will merge with and into the Company, with the Company being the surviving company of the Merger (the “Surviving Company”) and becoming a wholly-owned subsidiary of Geely (the “Merger”). The Surviving Company will be wholly owned by Geely, and will continue to do business under the name “ZEEKR Intelligent Technology Holding Limited” following the Merger. Copies of the Merger Agreement and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the legal documents that govern the Merger.

Merger Consideration (Page 80)

Under the terms of the Merger Agreement, on the date the Merger becomes effective (the “Effective Time”), each Zeekr Share (as defined below) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below), the Dissenting Shares (as defined below), the Purported Dissenting Shares (as defined below) and the Zeekr Shares represented by Zeekr ADSs (as defined below), shall be cancelled in exchange for, at the election of the holder thereof, the right to receive the following, without interest and net of any applicable withholding taxes:

•	US$2.687 in cash per Zeekr Share (the “Per Share Cash Consideration”); or

•	1.23 fully paid, non-assessable shares of Geely, of a nominal value of HK$0.02 each (each, a “Geely Share”), per Zeekr Share (the “Per Share Stock Consideration”, together with the Per Share Cash Consideration, the “Per Share Merger Consideration”).

For each such Zeekr Share with respect to which no election to receive either the Per Share Cash Consideration or the Per Share Stock Consideration is validly made pursuant to the Merger Agreement, such Zeekr Share shall be cancelled in exchange for the right to receive the Per Share Cash Consideration without interest and net of any applicable withholding taxes.

Under the terms of the Merger Agreement, at the Effective Time, each Zeekr ADS issued and outstanding immediately prior to the Effective Time, other than Zeekr ADSs rerpresenting Excluded Shares, together with the Zeekr Shares represented by such Zeekr ADSs, shall be cancelled in exchange for, at the election of the holder thereof, the right to receive the following, without interest and net of any applicable withholding taxes and after deduction or upon payment of applicable fees and taxes:

•	US$26.87 in cash per Zeekr ADS (the “Per ADS Cash Consideration”); or

•	12.3 fully paid, non-assessable Geely Shares per Zeekr ADS (the “Per ADS Stock Consideration”, together with the Per ADS Cash Consideration, the “Per ADS Merger Consideration”), which shall be deposited for delivery of American depositary shares (each, a “Geely ADS”, each Geely ADS representing and exchangeable for twenty (20) Geely Shares) (Per Share Merger Consideration and Per ADS Merger Consideration are collectively referred to hereinafter as “Merger Consideration”).

For each such Zeekr ADS with respect to which no election to receive either the Per ADS Cash Consideration or the Per ADS Stock Consideration is validly made pursuant to the Merger Agreement, such Zeekr ADS shall be cancelled in exchange for the right to receive the Per ADS Cash Consideration without interest and net of any applicable withholding taxes and after deduction or upon payment of applicable fees and taxes.

No fractional Geely Shares or Geely ADSs will be issued as Merger Consideration. Subject to the terms of the Merger Agreement, (i) any holder of Zeekr Shares who would otherwise be entitled to receive a fraction of a Geely Share shall, in lieu of such fraction of a Geely Share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a Geely Share on the Hong Kong Stock Exchange on the last day before the closing (or if such last day is not a day on which the Hong Kong Stock Exchange is open, the immediately preceding day on which the Hong Kong Stock Exchange is open) and (ii) all fractional Geely ADSs that otherwise would be issued in connection with the Merger (or the Geely Shares represented thereby) will be aggregated and sold in one or more transactions conducted by brokers engaged by the Depositary, and the net proceeds of such sales (net of any commissions) will be distributed to all holders of fractional Geely ADSs that otherwise would be issued, in each case through customary DTC arrangements and where applicable, arrangements between such holders and their respective brokers, banks or other securities intermediaries that are direct or indirect participants of the DTC system, or at such times, in such manner and on such terms as the Depositary may determine in its reasonable discretion, in each case without interest.

Notwithstanding the foregoing, if the Merger is completed, the following Zeekr Shares and Zeekr ADSs shall not be cancelled in exchange for the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, described above, but shall be cancelled, shall no longer be issued and outstanding and shall cease to exist at the Effective Time as follows:

(a)	(i) 1,668,996,860 Zeekr Shares (including any Zeekr Shares represented by Zeekr ADSs) beneficially owned by Geely, Zeekr or any of their respective subsidiaries and (ii) the Zeekr Shares held by the Depositary as of immediately prior to the Effective Time that are reserved for issuance, settlement and allocation upon vesting of any outstanding award of restricted share units granted pursuant to the 2021 Incentive Plan of Zeekr (the “Zeekr RSU Awards”) and each Zeekr ADS representing such Zeekr Shares (the foregoing, collectively, the “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor;

(b)	Zeekr Shares that are issued and outstanding immediately prior to the Effective Time and held by any registered shareholder of the Company who is a Hong Kong Non-Professional Investor and who has validly exercised and not effectively withdrawn its rights to dissent from the Merger, in accordance with Section 238 (“Section 238”) of the Companies Act (As Revised) of the Cayman Islands, as amended, modified, or re-enacted from time to time (the “Cayman Islands Companies Act”) (collectively, the “Dissenting Shares;” holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238. “Hong Kong Non-Professional Investor” means any person (x)(i) whose address as shown on Zeekr’s register of members maintained by Zeekr or the register of ADS holders maintained by the Depositary or any direct or indirect participant in the DTC system with respect to the Zeekr ADSs is an address in Hong Kong; or (ii) whose primary residential address (in the case of a corporation, its registered address) is an address in Hong Kong; and (y) does not qualify as a professional investor pursuant to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder; and

(c)	Zeekr Shares that are issued and outstanding immediately prior to the Effective Time and that are held by any shareholder of the Company who is not a Hong Kong Non-Professional Investor and who has provided any notice of objection, notice of dissent, written demand for appraisal and/or takes any other action that purports to validly exercise any dissenter rights pursuant to Section 238 (collectively, the “Purported Dissenting Shares;” holders of Purported Dissenting Shares collectively being referred to as “Purported Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Purported Dissenting Shareholders shall not be entitled to receive the Merger Consideration and shall, with respect to each Purported Dissenting Share, instead be entitled to receive: (A) in the event a court of competent jurisdiction either (i) strikes out the petition for determination of fair value under Section 238 on the grounds that Section 239 of the Cayman Islands Companies Act (“Section 239”) applies to the Merger, or (ii) makes a declaration, or otherwise grants a final and non-appealable judgment confirming, that Section 239 applies to the Merger, the Merger Consideration, without interest; (B) in the event a court of competent jurisdiction either (i) grants a final and non-appealable judgment determining the fair value of the Purported Dissenting Share required to be paid to the Purported Dissenting Shareholder under Section 238, or (ii) makes a declaration that Section 239 does not apply to the Merger, only the payment resulting from the procedure in Section 238; provided that, in the event that a petition under Section 238(9) of the Cayman Islands Companies Act is not filed within the time limits specified therein (subject to any additional time periods resulting from any stay of proceedings under Section 238 which may be ordered by the Cayman Islands court), then such holder shall receive the Merger Consideration with respect to each Purported Dissenting Share, without interest.

Cash or Stock Election (Page 81)

On or around the fifth (5th) business day after August 26, 2025, or such other date that Zeekr and Geely may mutually agree (the “Election Form Mailing Date”), Geely will mail or otherwise make available the form of election (“Election Form”) to all registered holders of Zeekr Shares as of a date (the “Election Record Date”) no earlier than fifteen (15) business days before the Election Form Mailing Date. The Election Form will allow each registered holder of Zeekr Shares (including the Depositary as the registered holder of Zeekr Shares underlying the Zeekr ADSs, who shall make elections with respect to such Zeekr Shares based on instructions from the holders of the Zeekr ADSs representing such Zeekr Shares) to specify the number of Zeekr Shares with respect to which such holder elects to receive the cash consideration or the stock consideration. If a holder of Zeekr Shares (a “Zeekr Shareholder”) does not make a valid election with respect to any of its Zeekr Shares, such Zeekr Shareholder will receive the cash consideration for such Zeekr Shares in the Merger.

To make a valid election, a Zeekr Shareholder’s Election Form, duly completed and signed, together with all the other required documents as described in the Election Form, must be received by the exchange agent for the Merger as specified in the Election Form (the “Exchange Agent”), prior to the “Election Deadline”, which will be 5:00 p.m., U.S. Eastern Time, on a business day which is no earlier than the fifteenth (15th) business day after the Election Form Mailing Date and no later than the tenth (10th) business day prior to the anticipated closing date of the Merger.

The Election Deadline is not expected until the fourth quarter of 2025. Geely and Zeekr will make a public announcement or issue a press release in respect of the anticipated Election Deadline at least five business days prior to the anticipated Election Deadline. Zeekr will furnish such public announcement or press release under Form 6-k, which will be available through the SEC’s website at www.sec.gov.

If the Election Deadline is delayed, Geely and Zeekr will promptly announce the rescheduled Election Deadline.

No later than the Election Form Mailing Date, the Depositary will mail or otherwise make available the ADS form of election (“ADS Election Form”) to each registered holder of Zeekr ADSs, which will allow such holder to specify the number of Zeekr ADSs with respect to which it elects to receive the cash consideration or the stock consideration. If a registered holder of Zeekr ADSs does not make a valid election with respect to any of its Zeekr ADSs, such holder will receive the cash consideration for such Zeekr ADSs in the Merger. A registered holder of Zeekr ADSs must follow the deadline for election as described in the ADS Election Form when making an election, which will be prior to the Election Deadline.

A holder of Zeekr ADSs in a securities account with a broker, bank or other intermediary must rely on the procedures of such holder’s broker, bank or other intermediary when making an election, which will have a deadline for election that is prior to the Election Deadline. Such holders of Zeekr ADSs should contact their brokers, banks or other intermediaries with any questions.

Notwithstanding anything contrary herein, a Hong Kong Non-Professional Investor may only elect to receive the Per Share Cash Consideration or the Per ADS Cash Consideration and may not elect to receive the Per Share Stock Consideration or the Per ADS Stock Consideration with respect to any of such person’s Zeekr Shares or Zeekr ADSs, and a PRC ODI Investor electing to receive the Per Share Stock Consideration or the Per ADS Stock Consideration (or an election to receive the Per Share Stock Consideration or the Per ADS Stock Consideration is made on behalf of any PRC ODI Investor) with respect to any of such PRC ODI Investor’s Zeekr Shares or Zeekr ADSs must by itself or its affiliate complete all Applicable ODI Filings prior to the Election Deadline; otherwise, such election will be considered invalid. “PRC ODI Investor” means any person who or whose affiliate is required to complete any NDRC Filings, MOFCOM Filings or SAFE Filings (each as defined under the Merger Agreement) in connection with its receipt of the Per Share Stock Consideration in the Merger pursuant to the terms of the Merger Agreement (such NDRC Filings, MOFCOM Filings and SAFE Filings, to the extent required to be completed by such person or its affiliate prior to its receipt of the applicable stock consideration, such person’s “Applicable ODI Filings”).

Neither Zeekr nor Geely is making any recommendation as to whether Zeekr Shareholders or holders of Zeekr ADSs should elect cash consideration or the stock consideration. You must make your own decision with respect to such election.

Treatment of Company Equity Awards (Page 49)

At the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and vested as of immediately prior to the Effective Time shall be converted into a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) 1.23, rounded to the nearest whole share.

At the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and unvested immediately prior to the Effective Time shall be assumed by Geely and converted into an award of Geely Shares pursuant to the share award scheme of Geely, adopted by Geely on August 30, 2021, as amended on April 28, 2023 (each, a “Geely Share Award”) with respect to a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) 1.23, rounded to the nearest whole share. Each Geely Share Award shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the corresponding Zeekr RSU Award immediately prior to the Effective Time (taking into account any changes thereto by reason of the Merger Agreement or the Merger).

Shareholder Vote Required to Authorize and Approve the Merger and Plan of Merger (Page 74)

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the consummation of the Transactions, Including the Merger, are authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Zeekr Shares representing at least two-thirds of votes cast by such holders as, being entitled so to do, vote in person or, in the case of such holders as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy as a single class, at the EGM or any adjournment or postponement thereof.

As of the date of the accompanying proxy statement, Luckview Group Limited, a business company with limited liability incorporated in British Virgin Islands and a wholly-owned subsidiary of the Buyer, beneficially owns 1,668,996,860 ordinary shares (including ordinary shares represented by American depositary shares, each representing ten ordinary shares of Zeekr (“Zeekr ADSs”)), par value US$0.0002 per share, of Zeekr (each, a “Zeekr Share”), which represent approximately 65.2% of the total issued and outstanding Zeekr Shares and approximately 65.2% of the total voting power of the total issued and outstanding Zeekr Shares. Pursuant to the Merger Agreement, all of these Zeekr Shares held by the Buyer and its subsidiaries will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger.

Accordingly, based on the 2,561,728,021 Zeekr Shares expected to be issued and outstanding on the Share Record Date (defined below) (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards), and assuming that all shareholders of the Company will be present and voting in person or by proxy at the EGM and that the Buyer and its subsidiaries will vote all their Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) in favor of the special resolution and a quorum will be present at the EGM, the approval of the special resolution to be proposed at the EGM will require an additional 38,821,821 Zeekr Shares owned by the holders of Zeekr Shares other than the Buyer or its subsidiaries, representing approximately 1.5% of the voting power of the total issued and outstanding Zeekr Shares as of the Share Record Date, to be voted in favor of such special resolution.

Shareholder Record Date and Voting (Page 73)

You are entitled to attend and vote at the EGM if you have Zeekr Shares registered in your name as of 10:00 a.m. New York City time on August 14, 2025 (the “Share Record Date”). If you own Zeekr Shares as of 10:00 a.m. New York City time on the Share Record Date, you should lodge your proxy card so that the proxy card is received by the Company no later than 10:00 a.m. (Beijing time) on September 13, 2025, being 48 hours before the time appointed for the EGM.

If you own Zeekr ADSs as of the close of business in New York City on August 14, 2025 (the “ADS Record Date”) (and do not surrender such Zeekr ADSs and become a registered holder of the Zeekr Shares underlying such Zeekr ADSs, as explained below), you cannot vote directly nor are you able to attend the EGM, but you may instruct the Depositary (as the holder of the Zeekr Shares underlying your Zeekr ADSs) how to vote the Zeekr Shares underlying your Zeekr ADSs. The Depositary must receive your instructions no later than 12:00 noon (New York City time) on September 10, 2025 , 2025 in order to ensure the Zeekr Shares underlying your Zeekr ADSs are properly voted at the EGM.

Dissenters’ Rights of Shareholders (Page 77)

Zeekr and Geely have considered whether the Zeekr shareholders will be entitled to exercise statutory dissenters’ rights in respect of the Merger under Section 238. Zeekr and Geely, having communicated with their advisors, are of the view that Section 239 applies to the Merger such that none of the rights of dissenters under Section 238 shall be available in respect of the Merger to the Zeekr Shareholders other than for any Zeekr Shareholder who is a Hong Kong Non-Professional Investor. Shareholders who are Hong Kong Non-Professional Investors and who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger in accordance with Section 238, a copy of which is attached as Annex D to the accompanying proxy statement, will have the right to receive payment of the fair value of their Zeekr Shares as determined in accordance with Section 238 if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the EGM, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 for the exercise of dissenters’ rights. The fair value of your Zeekr Shares as determined under the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Zeekr Shares.

ZEEKR ADS HOLDERS (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE ZEEKR SHARES UNDERLYING THEIR ZEEKR ADSS. THE DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE ZEEKR SHARES THAT IT HOLDS, EVEN IF A ZEEKR ADS HOLDER REQUESTS THE DEPOSITARY TO DO SO.

ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS AND WISH TO DISSENT FROM THE MERGER MUST SURRENDER THEIR ZEEKR ADSS TO THE DEPOSITARY, PAY THE DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ZEEKR ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING ZEEKR SHARES SUFFICIENTLY IN ADVANCE, AND BECOME REGISTERED HOLDERS OF ZEEKR SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EGM. THEREAFTER, SUCH FORMER ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE ZEEKR SHARES UNDER SECTION 238. IT IS DIFFICULT TO PREDICT HOW LONG THE STEPS DESCRIBED ABOVE MAY TAKE. ZEEKR ADS HOLDERS THAT WISH TO SURRENDER THEIR ZEEKR ADSS TO BECOME REGISTERED HOLDERS OF ZEEKR SHARES ARE ADVISED TO TAKE ACTION AS SOON AS POSSIBLE. IF THE MERGER IS NOT COMPLETED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE U.S., AND THE ZEEKR ADSS WILL CONTINUE TO BE LISTED ON THE NYSE, PROVIDED THAT THE COMPANY CONTINUES TO MEET THE NYSE’S LISTING REQUIREMENTS. THE ZEEKR SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NYSE, AND IN SUCH CASE ONLY AS REPRESENTED BY ZEEKR ADSS.

AS A RESULT, IF A FORMER ZEEKR ADS HOLDER (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) HAS CANCELLED HIS, HER OR ITS ZEEKR ADSS TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ZEEKR ADS HOLDER WISHES TO BE ABLE TO SELL HIS, OR HER OR ITS ZEEKR SHARES ON A STOCK EXCHANGE, SUCH FORMER ZEEKR ADS HOLDER WILL NEED TO DEPOSIT HIS, OR HER OR ITS ZEEKR SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ZEEKR ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE ZEEKR DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE DEPOSITARY FOR THE ISSUANCE OF ZEEKR ADSS (US$5.00 PER 100 ZEEKR ADS (OR PORTION THEREOF) ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE ZEEKR DEPOSIT AGREEMENT.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex D to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights, if applicable.

Purposes and Effects of the Merger (Page 45)

The purpose of the Merger is to enable the Buyer to acquire 100% ownership and control of the Company in a transaction in which the Zeekr Shares (other than the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares and Zeekr Shares represented by Zeekr ADSs) and Zeekr ADSs (other than Zeekr ADSs representing the Excluded Shares), will be cancelled in exchange for the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, so that the Buyer will bear the rewards and risks of the ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. See “Special Factors – Purposes of and Reasons for the Merger” beginning on page 45 for additional information.

The Zeekr ADSs are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “ZK.” Following the consummation of the Merger, the Company will cease to be a publicly traded company and will be a privately held company wholly owned by the Buyer. Following the completion of the Merger, the Zeekr ADSs will no longer be listed on any securities exchange or quotation system, including NYSE. See “Special Factors – Effects of the Merger on the Company” beginning on page 45 for additional information. In addition, registration of Zeekr Shares under the Exchange Act may be terminated upon the Company’s application to the United States Securities and Exchange Commission (the “SEC”) if Zeekr Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Zeekr Shares. Ninety days after the filing of Form 15 in connection with the completion of the Merger or such shorter period as may be determined by the SEC, registration of the Zeekr Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies. Following the completion of the Merger, the Company’s shareholders and ADS holders will no longer enjoy the rights or protections that the U.S. federal securities laws provide to shareholders of public companies, including reporting obligations for directors, officers and principal securities holders of the Company. See “Special Factors – Effects of the Merger on the Company” beginning on page 45 for additional information.

Financing of the Merger (Page 47)

The Buyer intends to fund the Per Share Cash Consideration and the Per ADS Cash Consideration through Geely’s internal resources, or if necessary, debt financing. The Buyer intends to fund the Per Share Stock Consideration and the Per ADS Stock Consideration through issuance of Geely Shares (including Geely Shares represented by Geely ADSs) in connection with the Merger.

Opinion of the Special Committee’s Financial Advisor (Page 34)

Pursuant to an engagement letter dated June 4, 2025 (the “D&P Engagement Letter”), the Special Committee engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as its independent financial advisor and to provide a fairness opinion in connection with the Merger. On July 15, 2025, Duff & Phelps rendered its oral opinion (which was subsequently confirmed in writing by the delivery of Duff & Phelps’ written opinion, dated as of July 15, 2025, addressed to the Special Committee) to the Special Committee, to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, factors and matters considered and qualifications and limitations on the review undertaken by Duff & Phelps as set forth in its opinion, the Per Share Merger Consideration to be received by the holders of Zeekr Shares (other than the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares, and Zeekr Shares represented by Zeekr ADSs and Zeekr Shares held by directors, officers or affiliates of Geely) and the Per ADS Merger Consideration to be received by the holders of Zeekr ADSs (other than ADSs representing the Excluded Shares and Zeekr Shares held by directors, officers or affiliates of Geely) in the Merger, were fair, from a financial point of view, to such holders (without giving effect to any impact of the Merger on any particular holder of Zeekr Shares or Zeekr ADSs other than in their capacity as holders of Zeekr Shares or Zeekr ADSs).

The opinion of Duff & Phelps was addressed to the Special Committee and only addressed the fairness from a financial point of view of the Per Share Merger Consideration to be received by holders of Zeekr Shares (other than the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares, and Zeekr Shares represented by Zeekr ADSs and Zeekr Shares held by directors, officers or affiliates of Geely) and the Per ADS Merger Consideration to be received by holders of Zeekr ADSs (other than ADSs representing the Excluded Shares and Zeekr Shares held by directors, officers or affiliates of Geely) in the Merger, and does not address any other aspect or implication of the Merger. The summary of the opinion of Duff & Phelps in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement and sets forth the procedures followed, assumptions made, factors and matters considered and qualifications and limitations on the review undertaken by Duff & Phelps in preparing its opinion. We encourage holders of Zeekr Shares and Zeekr ADSs to read carefully the full text of the written opinion of Duff & Phelps. However, the opinion of Duff & Phelps, the summary of the opinion and the related analyses set forth in this proxy statement are not intended to be, and do not constitute, advice or a recommendation to any holder of Zeekr Shares or Zeekr ADSs as to how to act or vote with respect to the Merger or any other matter. See “Special Factors – Opinion of the Special Committee’s Financial Advisor” beginning on page 34 for additional information.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 48)

In considering the recommendation of the Special Committee and the Board, holders of Zeekr Shares and Zeekr ADSs should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of such holders generally. These interests include:

•	among the directors of the Company, Mr. Shufu Li, Mr. Donghui Li and Mr. Shengyue Gui are a shareholder, director and the chairman or vice chairman of the board of directors, or CEO, of Geely and Mr. Conghui An may become an officer of the controlling shareholder of Geely after the closing of the Merger;

•	the beneficial ownership of equity interests in Geely by Mr. Shufu Li, the founder and the chairman of the Company (the “Chairman”), as a result of the Merger (if approved and consummated);

•	the potential enhancement or decline of the share value of the Surviving Company, of which Mr. Shufu Li, Mr. Donghui Li, Mr. Shengyue Gui and Mr. Conghui An will have beneficial ownership as a result of the completion of the Merger, and future performance of the Surviving Company;

•	continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “The Merger Agreement – Indemnification; Directors’ and Officers’ Insurance” of this proxy statement;

•	the compensation at a rate of US$25,000 per month for each co-chair of the Special Committee and US$20,000 per month for the other member of the Special Committee, respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger); and

•	the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. See “Special Factors – Interests of Certain Persons in the Merger” beginning on page 47 for additional information.

Conditions to the Merger (Page 96)

The obligations of Geely, Zeekr and Merger Sub to consummate the Merger are subject to the fulfillment or waiver of the following additional conditions:

•	the Plan of Merger, the Merger, the Adoption of Amended M&A and the other Transactions (if applicable) shall have been authorized and approved by the affirmative vote of shareholders representing two-thirds or more of Zeekr Shares present and voting in person or by proxy as a single class at the EGM or any adjournment or postponement thereof or unanimous written consents of all the shareholders of Zeekr in accordance with Section 233(6) of the Cayman Islands Companies Act (the “Required Zeekr Vote”);

•	the Merger Agreement, the Plan of Merger, the Merger, the issuance by Geely of the Geely Shares constituting the Merger Consideration pursuant to the terms of the Merger Agreement, and the other Transactions shall have been authorized and approved by the affirmative vote of shareholders representing more than 50% of Geely Shares held by independent shareholders (that is, Geely shareholders who are not required under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange as current for the time being and as amended from time to time (the “Listing Rules”) to abstain from voting at the Geely’s shareholders meeting) present at the Geely’s shareholders meeting in accordance with the Cayman Islands Companies Act, the Listing Rules, and Geely’s memorandum and articles of association (the “Required Geely Vote”);

•	the Hong Kong Stock Exchange shall have approved listing of and permitted the dealing in, the Geely Shares issuable as Merger Consideration pursuant to the Merger Agreement, and such approval and permission (the “Hong Kong Stock Exchange Approval”) have not been revoked or withdrawn;

•	the Geely PRC Regulatory Filings (as defined in the Merger Agreement) shall have been completed and remain in full force and effect;

•	the Blue Sky Filings (as defined in the Merger Agreement) that are required to be completed before closing of the Merger shall have been completed and remain in full force and effect; and

•	no governmental entity of competent jurisdiction shall have, after the date hereof, enacted, issued, promulgated, enforced or entered any final and non-appealable order, judgment, writ, injunction, decree, decision, ruling, verdict which (i) is in effect and (ii) permanently enjoins or prohibits the consummation of the Transactions, or imposes a Non-Required Remedy (as defined in the Merger Agreement).

The obligations of Geely and Merger Sub to consummate the Merger are subject to the fulfillment or waiver of the following additional conditions:

•	the representations and warranties of Zeekr in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing of the Merger, subject to certain qualifications;

•	Zeekr shall have performed or complied in all material respects with all material covenants and agreements contained in the Merger Agreement required to be performed or complied with by it prior to or at the time of the closing of the Merger;

•	since the date of the Merger Agreement, there shall not have been any Zeekr Material Adverse Effect (as defined in the Merger Agreement) that is continuing; and

•	Zeekr shall have delivered to Geely a certificate, dated as of the Effective Time, signed by an executive officer of Zeekr, certifying as to the fulfillment of the immediately preceding conditions.

The obligations of Zeekr to consummate the Merger are subject to the fulfillment or waiver of the following additional conditions:

•	the representations and warranties of Geely and Merger Sub in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing of the Merger, subject to certain qualifications

•	Geely and Merger Sub shall have performed or complied in all material respects with all material covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the closing of the Merger;

•	since the date of the Merger Agreement, there shall not have been any Geely Material Adverse Effect (as defined in the Merger Agreement) that is continuing; and

•	Geely shall have delivered to Zeekr a certificate, dated as of the Effective Time, signed by a designated director of Geely and a designated director of Merger Sub, certifying as to the fulfillment of the immediately preceding conditions.

Termination of the Merger Agreement (Page 97)

The Merger Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of Zeekr (acting upon the recommendation of the Special Committee) and Geely;

(b)	by either Geely or Zeekr (acting upon the recommendation of the Special Committee), if:

•	the Merger shall not have been consummated by the Outside Date;

•	any order, judgment, writ, injunction, decree, decision, ruling, verdict having the effect of permanently enjoining or prohibiting the consummation of the Transactions contemplated by the Transaction Agreements, or imposes a Non-Required Remedy shall be in effect and shall have become final and non-appealable;

•	the Required Zeekr Vote is not obtained at the Zeekr Shareholders Meeting; or

•	the Required Geely Vote is not obtained at the Geely Shareholders Meeting,

in each case, provided that, this termination right is not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date or the applicable condition(s) being satisfied;

(c)	by Geely upon a Zeekr Breach Termination Event or a Zeekr Failure to Close Termination Event; or

(d)	by Zeekr (acting upon the recommendation of the Special Committee) upon a Geely Breach Termination Event or a Geely Failure to Close Termination Event,

each as defined in the section entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 97.

U.S. Federal Income Tax Consequences (Page 52)

Notwithstanding that the parties had intended that the Merger be treated as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, upon further advice from their respective tax advisors, the parties concluded that the exchange of Zeekr Shares or Zeekr ADSs for the Merger Consideration or the receipt of cash through the exercise of dissenters’ rights in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Special rules will apply if you are a “U.S. Holder” and the Company was or currently is a passive foreign investment company, or “PFIC.” See “Special Factors – U.S. Federal Income Tax Consequences” beginning on page 52. The tax consequences of the Merger or the exercise of dissenters’ rights (if any) to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to you.

PRC Income Tax Consequences (Page 55)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gains recognized on the receipt of Merger Consideration for Zeekr Shares or Zeekr ADSs should otherwise be subject to PRC income tax to holders of such Zeekr Shares or Zeekr ADSs that are not PRC tax residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise, or whether the receipt of the Merger Consideration for Zeekr Shares or Zeekr ADSs should otherwise be subject to PRC income tax. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise under the EIT Law, or that the receipt of the Merger Consideration for the Zeekr Shares or Zeekr ADSs should otherwise be subject to PRC income tax, then gains recognized on the receipt of Merger Consideration for Zeekr Shares or Zeekr ADSs pursuant to the Merger by the holders of such Zeekr Shares or Zeekr ADSs who are not PRC tax residents under the EIT Law could be treated as PRC-sourced income that would be subject to PRC enterprise income tax at a rate of 10% in the case of enterprises or individual income tax at a rate of 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, regardless whether the Company is considered a PRC resident enterprise, gains recognized on the receipt of Merger Consideration for Zeekr Shares or Zeekr ADSs will be subject to PRC income tax if the holders of such Zeekr Shares or Zeekr ADSs are PRC tax residents. It is unclear whether in practice non-PRC holders of such Zeekr Shares or Zeekr ADSs will be able to obtain the benefits of any applicable tax treaties if the Company is considered a resident enterprise for PRC tax purposes. The Company does not believe that the Merger (or the Company’s offshore structure) is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company does not intend to withhold any PRC enterprise income tax (under Bulletin 7 and Bulletin 37) from the Merger Consideration to be paid to holders of Zeekr Shares or Zeekr ADSs. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

Please see “Special Factors – PRC Income Tax Consequences” beginning on page 55 for additional information.

Hong Kong Income Tax Consequences (Page 56)

Under the current Hong Kong Inland Revenue Ordinance (Cap. 112 of the Laws of Hong Kong), gains recognized from the receipt of the Merger Consideration for Zeekr Shares or Zeekr ADSs by holders who are not Hong Kong tax residents, or by individual holders who are Hong Kong tax residents, should not be subject to Hong Kong profits tax. For holders that are Hong Kong corporate tax residents, such gains are generally not subject to Hong Kong profits tax either. However, under the refined Foreign-Sourced Income Exemption (“FSIE”) regime, effective from 1 January 2023, offshore disposal gains derived from the sale of assets may be deemed to be sourced from Hong Kong and treated as not arising from the sale of capital assets, even if they are. As a result, such gains may be subject to Hong Kong profits tax at a rate of 16.5% under the refined FSIE regime. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any Hong Kong tax consequences.

Cayman Islands Tax Consequences (Page 57)

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of the Merger Consideration by Zeekr Shareholders or Zeekr ADS holders under the terms of the Merger Agreement. This is subject to the qualification that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the Merger Agreement, are brought to or executed in the Cayman Islands; and (2) registration fees will be payable to the Cayman Islands Registrar of Companies to register the Plan of Merger and other filings required in connection with the Merger.

Please see “Special Factors – Cayman Islands Tax Consequences” beginning on page 57 for additional information.

Regulatory Matters (Page 51)

The Company does not believe that any material governmental regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws and applicable listing rules of NYSE, (b) the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Act) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette, (c) the Hong Kong Stock Exchange Approval, (d) the Geely PRC Regulatory Filings and (e) the Blue Sky Filings. In addition, PRC ODI Investors electing to receive the stock consideration need to complete all Applicable ODI Filings by itself or its affiliate.

Litigation Related to the Merger (Page 51)

We are not aware of any lawsuit that has been filed which challenges the Merger, the Merger Agreement or the Transactions as of the date of this Proxy Statement.

Accounting Treatment of the Merger (Page 51)

The Merger is expected to be accounted for, at historical cost, as a merger of entities under common control in accordance with Accounting Standards Codification 805-50, “Business Combinations — Related Issues.”

Geely Share Price (Page 51)

Geely is a public company whose shares are listed on the Hong Kong Stock Exchange under stock code “0175” and you are encouraged to make your own investigation into the business, operations, property, financial and other condition, creditworthiness and consequences of investing in Geely, and review documents and information (including publicly available information about Geely, none of which should be deemed as incorporated by reference into this Proxy Statement or any documents filed or furnished with the SEC or otherwise disseminated to Zeekr shareholders or Zeekr ADS holders in connection with the Merger) as you deem appropriate to make your own decision whether to elect the stock consideration in the Merger. The stock portion of the merger consideration that Zeekr shareholders or Zeekr ADS holders electing to receive stock consideration will receive is a fixed number of Geely Shares (1.23 Geely Shares per Zeekr Share or 12.3 Geely Shares per Zeekr ADS), rather than a number of Geely Shares with a fixed market value. If the benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of Geely Shares may decline. The market values of Geely Shares and Zeekr ADSs at the Effective Time of the Merger may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement, or the date on which votes on the Merger were to taken place. Because the exchange ratio relating to the stock portion of the merger consideration is fixed (1.23 Geely Shares per Zeekr Share or 12.3 Geely Shares per Zeekr ADS) and will not be adjusted to reflect any changes in the market price of Geely Shares or Zeekr ADSs, the market value of Geely Shares issued in the Merger and the Zeekr Shares or Zeekr ADSs cancelled in exchange therefor may be higher or lower than the values of these shares on earlier dates.

Please see “Special Factors – Geely Share Price” beginning on page 51 for additional information.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE
MERGER

The following questions and answers address briefly some questions you may have regarding the EGM and the Merger. These questions and answers may not address all questions that may be important to you as a holder of Zeekr Shares and/or Zeekr ADSs. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	When and where will the EGM be held?

A:	The EGM will take place on September 15, 2025, at 10:00 a.m. (Beijing time) at Room 5203, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China.

Q:	What am I being asked to vote on?

A:	You will be asked to consider and vote on the following proposals:

•	as a special resolution, the Merger Agreement, the Plan of Merger and the Transactions, including (i) the Merger, and (ii) upon the Merger becoming effective, the amendment and restatement of the third amended and restated memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company (as the Surviving Company), in the form attached as Annexure 2 to the Plan of Merger (the “the Adoption of Amended M&A”), be authorized and approved;

•	as an ordinary resolution, that each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and upon the Merger becoming effective, the Adoption of Amended M&A; and

•	if necessary, as an ordinary resolution, that the EGM be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the resolutions to be proposed at the EGM.

Q:	What is the Merger?

A:	The Merger is a transaction pursuant to which the Buyer will acquire the Company. Once the Merger and the Plan of Merger are approved and authorized by the Company’s shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, the Merger Sub will merge with and into the Company, with the Company being the Surviving Company and becoming a wholly-owned subsidiary of Geely. If the Merger is consummated, the Company, as the Surviving Company, will continue its operations as a privately held company beneficially owned by Geely and, as a result of the Merger, the Zeekr ADSs will no longer be listed on NYSE.

Q:	When do you expect the Merger to be completed?

A:	We are working toward consummating the Merger as soon as possible and currently expect the Merger to consummate in the fourth quarter of 2025, after all conditions to the Merger have been satisfied or waived.

Q:            What happens if the Merger is not consummated?

A:	If the Company’s shareholders do not authorize and approve the Merger, the Plan of Merger and the Transactions, or if the Merger is not completed for any other reason, the Company’s shareholders will not receive any payment for their Zeekr Shares or Zeekr ADSs pursuant to the Merger Agreement, nor will the holders of any Zeekr RSU Award that is outstanding and vested as of immediately prior to the Effective Time receive any payment pursuant to the Merger Agreement. In addition, the Company will remain a publicly traded company and the Zeekr ADSs will continue to be listed and traded on the NYSE, provided that the Company continues to meet the NYSE’s listing requirements. In addition, the Company will remain subject to the reporting obligations of the SEC. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of Zeekr Shares and Zeekr ADSs.

Under specified circumstances, the Company may be required to pay Geely or its designees a termination fee or reimburse Geely for certain expenses in connection with the Merger, or Geely may be required to pay the Company a termination fee or reimburse the Company for certain expenses in connection with the Merger, in each case as described in “The Merger Agreement—Termination Fees and Reimbursement of Expenses” beginning on page 98.

Q:	How does the Board recommend that I vote on the proposals?

A:	After careful consideration, and upon the unanimous recommendation of the Special Committee, the Board (acting by all directors who are present and entitled to vote) recommends you to vote:

•	FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including (i) the Merger, and (ii) upon the Merger becoming effective, the Adoption of Amended M&A;

•	FOR the proposal to authorize each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and upon the Merger becoming effective, the Adoption of Amended M&A; and

•	FOR the proposal to adjourn the EGM in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the resolutions to be proposed at the EGM.

Q:	What consideration will I be entitled to receive in the Merger if I own Zeekr Shares or Zeekr ADSs?

A:	Under the terms of the Merger Agreement, at the Effective Time, each Zeekr Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares and the Zeekr Shares represented by Zeekr ADSs, shall be cancelled in exchange for, at the election of the holder thereof, the right to receive the following, without interest and net of any applicable withholding taxes:

•	US$2.687 in cash per Zeekr Share; or

•	1.23 Geely Shares per Zeekr Share.

For each such Zeekr Share with respect to which no election to receive either the Per Share Cash Consideration or the Per Share Stock Consideration is validly made pursuant to the Merger Agreement, such Zeekr Share shall be cancelled in exchange for the right to receive the Per Share Cash Consideration without interest and net of any applicable withholding taxes.

Under the terms of the Merger Agreement, at the Effective Time, each Zeekr ADS issued and outstanding immediately prior to the Effective Time, other than Zeekr ADSs rerpresenting Excluded Shares, together with the Zeekr Shares represented by such Zeekr ADSs, shall be cancelled in exchange for, at the election of the holder thereof, the right to receive the following, without interest and net of any applicable withholding taxes and after deduction or upon payment of applicable fees and taxes:

•	US$26.87 in cash per Zeekr ADS; or

•	12.3 Geely Shares per Zeekr ADS, which shall be deposited for delivery of Geely ADSs.

For each such Zeekr ADS with respect to which no election to receive either the Per ADS Cash Consideration or the Per ADS Stock Consideration is validly made pursuant to the Merger Agreement, such Zeekr ADS shall be cancelled in exchange for the right to receive the Per ADS Cash Consideration without interest and net of any applicable withholding taxes and after deduction or upon payment of applicable fees and taxes.

Notwithstanding anything contrary herein, a Hong Kong Non-Professional Investor may only elect to receive the Per Share Cash Consideration or the Per ADS Cash Consideration and may not elect to receive the Per Share Stock Consideration or the Per ADS Stock Consideration with respect to any of such person’s Zeekr Shares or Zeekr ADSs, and a PRC ODI Investor electing to receive the Per Share Stock Consideration or the Per ADS Stock Consideration (or an election to receive the Per Share Stock Consideration or the Per ADS Stock Consideration is made on behalf of any PRC ODI Investor) with respect to any of such PRC ODI Investor’s Zeekr Shares or Zeekr ADSs must complete all Applicable ODI Filings prior to the Election Deadline; otherwise, such election will be considered invalid.

No fractional Geely Shares or Geely ADSs shall be issued as Merger Consideration. Please refer to the questions and answers for “Will I receive any fractional Geely Shares?” and “Will I receive any fractional Geely ADSs?” for more details.

Notwithstanding the foregoing, if the Merger is completed, the following Zeekr Shares and Zeekr ADSs shall not be cancelled in exchange for the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, described above, but shall be cancelled, shall no longer be issued and outstanding and shall cease to exist at the Effective Time as follows:

(a)	Excluded Shares shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor;

(b)	Dissenting Shares shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238; and

(c)	Purported Dissenting Shares shall be cancelled and cease to exist at the Effective Time and the Purported Dissenting Shareholders shall not be entitled to receive the Merger Consideration and shall, with respect to each Purported Dissenting Share, instead be entitled to receive: (A) in the event a court of competent jurisdiction either (i) strikes out the petition for determination of fair value under Section 238 on the grounds that Section 239 applies to the Merger, or (ii) makes a declaration, or otherwise grants a final and non-appealable judgment confirming, that Section 239 applies to the Merger, the Merger Consideration, without interest; (B) in the event a court of competent jurisdiction either (i) grants a final and non-appealable judgment determining the fair value of the Purported Dissenting Share required to be paid to the Purported Dissenting Shareholder under Section 238, or (ii) makes a declaration that Section 239 does not apply to the Merger, only the payment resulting from the procedure in Section 238; provided that, in the event that a petition under Section 238(9) of the Cayman Islands Companies Act is not filed within the time limits specified therein (subject to any additional time periods resulting from any stay of proceedings under Section 238 which may be ordered by the Cayman Islands court), then such holder shall receive the Merger Consideration with respect to each Purported Dissenting Share, without interest.

See “Special Factors – U.S. Federal Income Tax Consequences,” “Special Factors—Hong Kong Income Tax Consequences,” “Special Factors—PRC Income Tax Consequences,” and “Special Factors—Cayman Islands Tax Consequences” for a description of the tax consequences of the Merger. Holders of Zeekr Shares or Zeekr ADSs should consult their own tax advisors for a full understanding of how the Merger will affect their U.S. federal, state, and local and other non-U.S. taxes.

Q:	How will a holder of Zeekr ADSs receive the net Per ADS Merger Consideration to which the holder is entitled after the Merger is completed?

A:	If you have made a valid election to receive the Per ADS Stock Consideration with respect to any of your Zeekr ADSs pursuant to the terms of the Merger Agreement, within five (5) business days after the Effective Time, Geely will cause the Geely Shares representing such Per ADS Stock Consideration payable in respect of such Zeekr ADSs to be issued to and deposited with the Depositary or its designated person, and upon such issuance and deposit, the Depositary will register Geely ADSs representing such Geely Shares and deliver such Geely ADSs to you.

With respect to any of your Zeekr ADSs for which no valid election to receive the Per ADS Stock Consideration has been made pursuant to the terms of the Merger Agreement (and therefore you will receive the Per ADS Cash Consideration for such Zeekr ADSs), as promptly as reasonably practicable following the Effective Time, Geely will cause an amount in cash equal to such Per ADS Cash Consideration payable in respect of such Zeekr ADSs to be transmitted to the Depositary, and upon receipt, the Depositary will distribute such cash consideration to you, subject to your surrender of such Zeekr ADSs (together with the American depositary receipts evidencing such Zeekr ADSs if they are certificated).

The Depositary will distribute the Per ADS Cash Consideration and the Per ADS Stock Consideration to you directly, if you are a registered holder of Zeekr ADSs, or if you hold your Zeekr ADSs through a broker, bank or other intermediary, the Depositary will pay or deliver the Per ADS Cash Cosnideration or Per ADS Stock Consideration to DTC for allocation by it to the participant accounts entitled to it. Your securities intermediary, in turn, will allocate to your securities account the consideration to which you are entitled.

Pursuant to the terms of the deposit agreement, dated as of May 9, 2024, by and among the Company, The Bank of New York Mellon (the “Depositary”) (as may be amended and supplemented from time to time, the “Zeekr Deposit Agreement”), and the holders and beneficial owners of Zeekr ADSs issued thereunder, the Zeekr ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their Zeekr ADSs (and the underlying Zeekr Shares). The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to Zeekr ADS holders and the termination of the Zeekr ADS program or facility (other than (A) the Zeekr ADS cancellation fee and the depositary services fee, which shall be payable by the holders of the Zeekr ADSs in accordance with the Zeekr Deposit Agreement and (B) those fees, if any, imposed by the Depositary upon holders of Geely ADSs in connection with the issuance of Geely ADSs in connection with the Merger, which shall be paid by Geely).

The Per ADS Merger Consideration will be paid or delivered to you net of applicable withholding taxes, if any.

If you have any questions concerning the receipt of the Per ADS Merger Consideration for any Zeekr ADSs you hold through a broker, bank or other intermediary, please contact your broker, bank or other intermediary.

More information may be found in the section entitled “The Merger Agreement – Exchange Procedures” beginning on page 82.

Q:	How will a holder of the Shares receive the net Per Share Merger Consideration to which the holder is entitled after the Merger is completed?

A:	If you have made a valid election to receive the Per Share Stock Consideration with respect to any of your Zeekr Shares pursuant to the terms of the Merger Agreement, within five (5) business days after the Effective Time, Geely will cause the Geely Shares representing such Per Share Stock Consideration payable in respect of such Zeekr Shares to be issued and the certificates representing such Geely Share to be mailed to (or made available for collection by) you.

With respect to any of your Zeekr Shares for which no valid election to receive the Per Share Stock Consideration has been made pursuant to the terms of the Merger Agreement (and therefore you will receive the Per Share Cash Consideration for such Zeekr Shares), as promptly as reasonably practicable following the Effective Time, Geely will cause an amount in cash equal to such Per Share Cash Consideration payable in respect of such Zeekr Shares to be transmitted to you, subject to your surrender of such Zeekr Shares (together with certificate(s) representing such Zeekr Shares or an affidavit and indemnities of loss in lieu of share certificate, if such Zeekr Shares are certificated).

The Per Share Merger Consideration will be paid or delivered to you net of applicable withholding taxes, if any.

More information may be found in the section entitled “The Merger Agreement – Exchange Procedures” beginning on page 82.

Q:	Will I receive any fractional Geely Shares?

A:	No. No fractional Geely Shares will be issued in connection with the Merger, and Zeekr Shareholders will receive cash in lieu of any fractional Geely Shares in accordance with the terms of the Merger Agreement. More information may be found in the section entitled “The Merger Agreement – Merger Consideration” beginning on page 80.

Q:	Will I receive any fractional Geely ADSs?

A:	No. No fractional Geely ADSs will be issued in the Merger. The Depositary will aggregate fractional entitlements to Geely ADSs and sell those Geely ADSs (or the underlying Geely Shares) and pay the net proceeds to the former holders of Zeekr ADSs entitled to them.

Q:	How will the Company equity awards be treated in the Merger?

A:	At the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and vested as of immediately prior to the Effective Time shall be converted into a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) 1.23, rounded to the nearest whole share.

At the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and unvested immediately prior to the Effective Time shall be assumed by Geely and converted into Geely Share Awards with respect to a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) 1.23, rounded to the nearest whole share. Each Geely Share Award shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the corresponding Zeekr RSU Award immediately prior to the Effective Time (taking into account any changes thereto by reason of the Merger Agreement or the Merger).

Q:	What is a Geely ADS?

A:	A Geely ADS is an American depositary share which represents and is exchangeable for twenty (20) Geely Shares. For a more detailed discussion about Geely ADSs, see the description of Geely ADSs contained in section entitled “Description of Geely American Depositary Shares” beginning on page 58.

Q:	Will the Geely Shares to be issued to me in the Transaction in exchange for my Zeekr Shares, if any, be publicly traded on a stock exchange?

A:	Geely Shares issuable to you in the Transaction, if any, will be issued in certificated form. At any time when Geely remains listed on the Hong Kong Stock Exchange, such Geely Shares can be traded on the Hong Kong Stock Exchange after you deposit them into the Central Clearing and Settlement System (“CCASS”) operated by Hong Kong Securities Clearing Company Limited, through your broker which is a direct or indirect participant of the CCASS system and pursuant to CCASS’s procedures and requirements.

Q:	Will the Geely ADSs to be delivered to me in the Transaction in exchange for my Zeekr ADSs, if any, be publicly traded on a stock exchange?

A:	Geely Shares issuable to you in the Transaction, if any, will be deposited for delivery of Geely ADSs. Such Geely ADSs themselves cannot be traded on any stock exchange. You can surrender your Geely ADSs to become a holder of the Geely Shares represented by such Geely ADSs pursuant to the terms of the Geely Deposit Agreement as described in the Proxy Statement. See “Description of Geely American Depositary Shares – Deposit, Withdrawal and Cancellation” beginning on page 59 of the Proxy Statement for more details. Thereafter, at any time when Geely remains listed on the Hong Kong Stock Exchange, such Geely Shares can be traded on the Hong Kong Stock Exchange after you deposit them into the Central Clearing and Settlement System (“CCASS”) operated by Hong Kong Securities Clearing Company Limited, through your broker which is a direct or indirect participant of the CCASS system and pursuant to CCASS’s procedures and requirements.

Q:	How do I make an election to receive cash consideration or stock consideration for my Zeekr Shares or Zeekr ADSs?

A:	On or around the fifth (5th) business day after the Election Form Mailing Date, Geely will mail or otherwise make available the Election Form to all registered holders of Zeekr Shares as of the Election Record Date. The Election Form will allow each registered holder of Zeekr Shares (including the Depositary as the registered holder of Zeekr Shares underlying the Zeekr ADSs, who shall make elections with respect to such Zeekr Shares based on instructions from the holders of the Zeekr ADSs representing such Zeekr Shares) to specify the number of Zeekr Shares with respect to which such holder elects to receive the cash consideration or the stock consideration. If a Zeekr Shareholder does not make an election, such Zeekr Shareholder will receive the cash consideration in the Merger.

To make a valid election, your Election Form, duly completed and signed, together with all the other required documents as described in the Election Form, must be received by the Exchange Agent prior to the Election Deadline, as discussed below.

If you are a registered holder of Zeekr ADSs, you will receive the ADS Election Form from the Depositary, which will be mailed or otherwise made available to you no later than the Election Form Mailing Date, and will allow you to specify the number of Zeekr ADSs with respect to which you elect to receive the cash consideration or the stock consideration. Please follow the instructions to the ADS Election Form when making an election. If you do not make an election, you will receive the cash consideration in the Merger.

If you hold Zeekr ADSs through a bank, broker or other intermediary, you must rely on the procedures of your broker, bank or other intermediary if you wish to make an election with respect to your Zeekr ADSs. Please contact your broker, bank or other intermediary with any questions.

However, whether you are a registered holder of Zeekr Shares, a registered holder of Zeekr ADSs, or if you hold Zeekr ADSs through a broker, bank or other intermediary:

•	if you are a Hong Kong Non-Professional Investor, you may only elect to receive the Per Share Cash Consideration or the Per ADS Cash Consideration and may not elect to receive the Per Share Stock Consideration or the Per ADS Stock Consideration with respect to any of your Zeekr Shares or Zeekr ADSs; and

•	if you are a PRC ODI Investor and you elect to receive the Per Share Stock Consideration or the Per ADS Stock Consideration with respect to any of your Zeekr Shares or Zeekr ADSs or if you make such election with respect to any Zeekr Shares or Zeekr ADSs on behalf of any PRC ODI Investor, you or such PRC ODI Investor, as applicable, must by itself or its affiliate complete all Applicable ODI Filings prior to the Election Deadline; otherwise, such election to receive the Per Share Stock Consideration or the Per ADS Stock Consideration will be considered invalid.

Q:	Will I receive the form of merger consideration that I request in my election that is validly made if the Merger is consummated?

A:	Yes, except that you will not receive any fractional Geely Shares or Geely ADSs, and will receive cash in lieu of them in accordance with the terms of the Merger Agreement (in the case of a holder of Geely Shares) or the net proceeds of a sale of fractional entitlements to Geely ADSs (or the underlying Geely Shares) by the Depositary (in the case of a holder of Zeekr ADSs). Please refer to the questions and answers for “Will I receive any fractional Geely Shares?” and “Will I receive any fractional Geely ADSs?” for more details.

Q:	What is the deadline for making an election?

A:	The Election Deadline will be 5:00 p.m., U.S. Eastern Time, on a business day which is no earlier than the fifteenth (15th) business day after the Election Form Mailing Date and no later than the tenth (10th) business day prior to the anticipated closing date of the Merger.

The Election Deadline is not expected until the fourth quarter of 2025. Geely and Zeekr will make a public announcement or issue a press release in respect of the anticipated Election Deadline at least five business days prior to the anticipated Election Deadline. Zeekr will furnish such public announcement or press release under Form 6-k, which will be available through the SEC’s web site at www.sec.gov.

If you are a registered holder of Zeekr ADSs, you must follow the deadline as described in the ADS Election Form when making an election, which will be earlier than the Election Deadline.

If you hold your Zeekr ADSs through a broker, bank or other intermediary, you must follow the deadline set by your broker, bank or other nominee, which will be earlier than the Election Deadline.

Q:	Can I revoke my election for cash consideration or stock consideration after submitting my initial election?

A:	Yes. Any Zeekr Shareholder who has delivered a duly completed Election Form to the Exchange Agent may, at any time prior to the Election Deadline, revoke such holder’s election by written notice received by the Exchange Agent prior to the Election Deadline.

A registered holder of Zeekr ADSs may revoke an election by providing written notice to the Depositary, accompanied by a duly completed and signed revised ADS Election Form, which must be received by the Depositary prior to the deadline described in the ADS Election Form.

If you hold your Zeekr ADSs through a broker, bank or other intermediary, you must rely on the procedures of your broker, bank or other intermediary if you wish to revoke the initial election instruction you provided to it.

Q:	If I am a holder of certificated Zeekr Shares or ADRs, should I send in my Zeekr Share certificates or my ADRs now?

A:	No, please do not send in your certificates or ADRs now. If you hold Zeekr Shares which are certificated, and you decide to make an election, you will have to submit your share certificates to the Exchange Agent together with your Election Form. If you hold Zeekr Shares which are certificated and you do not make an election, the Exchange Agent will send you a letter of transmittal for surrendering your share certificates after completion of the Merger. Similarly, if you hold ADSs evidenced by ADRs and you decide to make an election, you will have to submit your ADRs with your ADS Election Form. If you hold Zeekr ADSs evidenced by ADRs and you do not make an election, the Depositary will send you a letter of transmittal for surrendering your ADRs after completion of the Merger.

Q:	What vote of the Company’s shareholders is required to authorize and approve the Merger and the Plan of Merger?

A:	An affirmative vote of holders of Zeekr Shares representing at least two-thirds of votes cast by such holders as, being entitled so to do, vote in person or, in the case of such holders as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy as a single class, at the EGM is required to authorize and approve the Merger and the Plan of Merger.

At the close of business in the Cayman Islands on August 14, 2025, the Share Record Date for the EGM, 2,561,728,021 Zeekr Shares are expected to be issued and outstanding and entitled to vote at the EGM (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards).

Pursuant to the Merger Agreement, among other things, all of these Zeekr Shares held by the Buyer and its subsidiaries will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger. As of the date of the accompanying proxy statement, the Buyer and its subsidiaries beneficially own in the aggregate 1,668,996,860 Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs), which represent approximately 65.2% of the total voting power of the total issued and outstanding Zeekr Shares. Accordingly, based on the 2,561,728,021 Zeekr Shares expected to be issued and outstanding (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards) on the Share Record Date (defined below), and assuming that all shareholders of the Company will be present and voting in person or by proxy at the EGM and that the Buyer and its subsidiaries will vote all their Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) in favor of the special resolution and a quorum will be present at the EGM, the approval of the special resolution to be proposed at the EGM will require an additional 38,821,821 Zeekr Shares owned by the holders of Zeekr Shares other than the Buyer or its subsidiaries, representing approximately 1.5% of the voting power of the total issued and outstanding Zeekr Shares as of the Share Record Date, to be voted in favor of such special resolution.

Q:	What vote of the Company’s shareholders is required to approve the proposal to authorize each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and upon the Merger becoming effective, the Adoption of Amended M&A?

A:	An affirmative vote of holders of Zeekr Shares representing a simple majority of the Zeekr Shares present and voting in person or by proxy as a single class at the EGM is required.

Q:	What vote of the Company’s shareholders is required to approve the proposal to adjourn the EGM, if necessary, to solicit additional proxies?

A:	An affirmative vote of holders of Zeekr Shares representing a simple majority of the Zeekr Shares present and voting in person or by proxy as a single class at the EGM is required.

Q:	How do I vote if my Zeekr Shares are registered in my name?

A:	If Zeekr Shares are registered in your name as of 10:00 a.m. New York City time on the Share Record Date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible so that it is received by the Company no later than 10:00 a.m. (Beijing time), September 13, 2025, being 48 hours before the time appointed for the EGM, which is the deadline to lodge your proxy card, so that your Zeekr Shares may be represented and voted at the EGM.

Alternatively, you can attend the EGM and vote in person. To attend the EGM, you must present certain documents to verify your identities, such as your identification card or passport and your share certificate. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, Zeekr Shares represented by your proxy will be voted FOR each of the proposals to be voted on at the EGM, unless you appoint a person other than the chairman of the EGM as proxy, in which case Zeekr Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

If your Zeekr Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:           How do I vote if I own Zeekr ADSs?

A:	If you own Zeekr ADSs as of the close of business in New York City on August 14, 2025 (the “ADS Record Date”) (and do not surrender such Zeekr ADSs and become a registered holder of the Zeekr Shares underlying such Zeekr ADSs as explained below), you cannot vote at the EGM directly, but you may give voting instructions, the form of which is attached as Annex G, to the Depositary, in its capacity as the Depositary and the holder of the Zeekr Shares underlying your Zeekr ADSs, how to vote the Zeekr Shares underlying your Zeekr ADSs by completing and signing the Zeekr ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible. The Depositary must receive your instructions no later than 12:00 noon (New York City time) on September 10, 2025 in order to ensure the Zeekr Shares underlying your Zeekr ADSs are properly voted at the EGM. If you hold your Zeekr ADSs in a securities account with a broker, bank or other intermediary, you must rely on the procedures of such intermediary if you wish to vote.

Alternatively, if you own Zeekr ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the EGM directly if you surrender your Zeekr ADSs and become a registered holder of the Zeekr Shares underlying your Zeekr ADSs prior to the close of business in the Cayman Islands on August 14, 2025, the Share Record Date. If you wish to surrender your Zeekr ADSs for the purpose of voting Zeekr Shares directly, you need to make arrangements to deliver your Zeekr ADSs to the Depositary for cancellation sufficiently in advance, together with (a) delivery instructions for the corresponding Zeekr Shares (name and address of person who will be the registered holder of such Zeekr Shares), and (b) payment of the Zeekr ADS cancellation fees (US$5.00 per 100 Zeekr ADSs (or portion thereof) to be cancelled and a wire fee of US$17.50 per transaction pursuant to the terms of the deposit agreement, dated as of May 9, 2024, by and among the Company, the Depositary, and the holders and beneficial owners of Zeekr ADSs issued thereunder (the “Zeekr Deposit Agreement”)), which will not be borne by the Company, and any applicable taxes. If you hold your Zeekr ADSs in a securities account with a broker, bank or other intermediary, please contact your broker, bank or other intermediary to find out what actions you need to take to instruct the broker, bank or other intermediary to surrender the Zeekr ADSs on your behalf. It is difficult to predict how long the steps described above may take. Zeekr ADS holders that wish to surrender their Zeekr ADSs to become registered holders of Zeekr Shares are advised to take action as soon as possible.

Q:	If my Zeekr Shares or Zeekr ADSs are held in a broker, bank or other securities account, will my broker, bank or other securities intermediary vote my Zeekr Shares or Zeekr ADSs on my behalf?

A:	Your broker, bank or other securities intermediary will only vote your Zeekr Shares or give voting instruction with respect to Zeekr Shares underlying your Zeekr ADSs on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other securities intermediary regarding how to instruct it to vote your Zeekr Shares or Zeekr ADSs. If you do not instruct your broker, bank or other securities intermediary how to vote your Zeekr Shares that it holds, those Zeekr Shares or Zeekr ADSs will not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the Merger and the Plan of Merger?

A:	If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to the Depositary, your broker, bank, or other securities intermediary, your vote will not be counted; provided that if you are a registered holder of Zeekr Shares and submit a signed proxy card without indicating how you wish to vote, the Zeekr Shares represented by your proxy card will be voted FOR each of the proposals to be voted at the EGM, unless you appoint a person other than the chairman of the EGM as proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

Q:	May I change my vote?

A:	Yes. If you are a holder of Zeekr Shares, you may change your vote in one of the following three ways:

•	First, you may revoke a proxy by written notice of revocation given to the chairman of the EGM at least two hours before the commencement of the EGM. Any written notice revoking a proxy should also be sent to the Company’s offices at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang 311215, People’s Republic of China, Attention: Investor Relations Department, at least two hours before the commencement of the EGM.

•	Second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that it is received by the Company no later than 10:00 a.m. (Beijing time) on September 13, 2025, being 48 hours before the time appointed for the EGM which is the deadline to lodge your proxy card.

•	Third, you may attend the EGM and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the EGM.

Registered holders of Zeekr ADSs may revoke their voting instructions by notification to the Depositary in writing at any time prior to 12:00 noon (New York City time) on September 10, 2025. A holder of Zeekr ADSs can do this in one of two ways:

•	First, a registered holder of Zeekr ADSs can revoke its voting instructions by written notice of revocation timely delivered to the Depositary.

•	Second, a registered holder of Zeekr ADSs can complete, date and submit a new Zeekr ADS voting instruction card to the Depositary bearing a later date than the Zeekr ADS voting instruction card sought to be revoked. The Depositary, however, will follow the voting instructions set forth on the last timely received voting instruction card irrespective of the dates set forth on any such cards.

If you hold your Zeekr Shares or Zeekr ADSs through a broker, bank or other securities intermediary and you have instructed your broker, bank or other securities intermediary to vote your Zeekr Shares or Zeekr ADSs, you must follow directions received from the broker, bank or other securities intermediary to change your instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Zeekr Shares or Zeekr ADSs in more than one broker, bank or other nominee account, you will receive a separate voting instruction card for each broker, bank or other nominee account in which you hold Zeekr Shares or Zeekr ADSs. If you are a holder of record and your Zeekr Shares or Zeekr ADSs are registered in more than one name, you will receive more than one proxy or voting instruction card. Please submit each proxy card that you receive.

Q:	What happens if I sell my Shares or ADSs before the EGM?

A:	The Share Record Date for voting at the EGM is earlier than the date of the EGM and the date that the Merger is expected to be consummated. If you transfer your Zeekr Shares after the Share Record Date for voting but before the EGM, you will retain your right to vote at the EGM unless you have given, and not revoked, a proxy to the person to whom you transfer your Zeekr Shares, but will transfer the right to receive the merger consideration to such person, so long as such person is the registered holder of such Zeekr Shares when the Merger is consummated. In such case, your vote is still very important and you are encouraged to vote.

The ADS Record Date is the close of business in New York City on August 14, 2025. If you transfer your Zeekr ADSs after the ADS Record Date but before the EGM, you will retain your right to instruct the Depositary to vote at the EGM, but will transfer the right to receive the merger consideration to the person to whom you transfer your Zeekr ADSs, so long as such person owns such Zeekr ADSs when the Merger is consummated.

Q:	Am I entitled to dissenters’ rights?

A:	Zeekr and Geely have considered whether the Zeekr shareholders will be entitled to exercise statutory dissenters’ rights in respect of the Merger under Section 238. Zeekr and Geely, having communicated with their advisors, are of the view that Section 239 applies to the Merger such that none of the rights of dissenters under Section 238 shall be available in respect of the Merger to the Zeekr Shareholders other than for any Zeekr Shareholder who is a Hong Kong Non-Professional Investor. Shareholders who are Hong Kong Non-Professional Investors and who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger in accordance with Section 238, a copy of which is attached as Annex D to the accompanying proxy statement, dissent from the Merger will have the right to receive payment of the fair value of their Zeekr Shares as determined in accordance with Section 238 if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the EGM, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 for the exercise of dissenters’ rights, a copy of which is attached as Annex D to the accompanying proxy statement. The fair value of such Zeekr Shares as determined by the Court pursuant to the provisions of Section 238 could be more than, the same as, or less than the Merger Consideration to be received pursuant to the Merger Agreement if such dissenter rights are not exercised by any such Hong Kong Non-Professional Investors with respect to their Zeekr Shares.

ZEEKR ADS HOLDERS (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE ZEEKR SHARES UNDERLYING THEIR ZEEKR ADSS. THE DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE ZEEKR SHARES THAT IT HOLDS, EVEN IF A ZEEKR ADS HOLDER REQUESTS THE DEPOSITARY TO DO SO.

ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS AND WISH TO DISSENT FROM THE MERGER MUST SURRENDER THEIR ZEEKR ADSS TO THE DEPOSITARY, PAY THE DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ZEEKR ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING ZEEKR SHARES SUFFICIENTLY IN ADVANCE, AND BECOME REGISTERED HOLDERS OF ZEEKR SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EGM. THEREAFTER, SUCH FORMER ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE ZEEKR SHARES UNDER SECTION 238. IT IS DIFFICULT TO PREDICT HOW LONG THE STEPS DESCRIBED ABOVE MAY TAKE. ZEEKR ADS HOLDERS THAT WISH TO SURRENDER THEIR ZEEKR ADSS TO BECOME REGISTERED HOLDERS OF ZEEKR SHARES ARE ADVISED TO TAKE ACTION AS SOON AS POSSIBLE. IF THE MERGER IS NOT COMPLETED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE U.S., AND THE ZEEKR ADSS WILL CONTINUE TO BE LISTED ON NYSE, PROVIDED THAT THE COMPANY CONTINUES TO MEET THE NYSE’S LISTING REQUIREMENTS. THE ZEEKR SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NYSE, AND IN SUCH CASE ONLY AS REPRESENTED BY ZEEKR ADSS.

AS A RESULT, IF A FORMER ZEEKR ADS HOLDER (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) HAS CANCELLED HIS, HER OR ITS ZEEKR ADSS TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ZEEKR ADS HOLDER WISHES TO BE ABLE TO SELL HIS, OR HER OR ITS ZEEKR SHARES ON A STOCK EXCHANGE, SUCH FORMER ZEEKR ADS HOLDER WILL NEED TO DEPOSIT HIS, OR HER OR ITS ZEEKR SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ZEEKR ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE ZEEKR DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE DEPOSITARY FOR THE ISSUANCE OF ZEEKR ADSS (US$5.00 PER 100 ZEEKR ADS (OR PORTION THEREOF) ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE ZEEKR DEPOSIT AGREEMENT.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 101 as well as “Annex D—Cayman Islands Companies Act (As Revised)—Section 238 and Section 239” to this proxy statement carefully and to consult your own Cayman Islands legal counsel to obtain advice as to whether you are a Hong Kong Non-Professional Investor and therefore entitled to dissenter’s rights pursuant to Section 238, and if so, what you need to do if you desire to exercise them.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a holder of Zeekr Shares and/or Zeekr ADSs. After you have done so, please vote as soon as possible.

Q:	Will any proxy solicitors be used in connection with the EGM?

A:	We do not plan to engage a third-party service provider to assist in the solicitation process. We may ask banks, brokers and other securities intermediaries to forward our proxy solicitation materials to the beneficial owners of Zeekr Shares. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or if you need additional copies of this proxy statement or the accompanying proxy card, you should e-mail our Investor Relations Department at ir@zeekrlife.com.

In order for you to receive timely delivery of any additional copy of this proxy statement or the accompanying proxy card in advance of the EGM, you must make your request no later than ten days prior to the date of the EGM.

SPECIAL FACTORS

Background of the Merger

Unless otherwise indicated, all dates and times referenced in this Background of the Merger refer to Beijing Time.

On May 7, 2025, the Board received a preliminary non-binding proposal letter (the “Proposal”) from Geely. In the Proposal, Geely proposed to acquire all of the outstanding Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) of the Company not already beneficially owned by Geely for (i) US$2.566 per Zeekr Share or US$25.66 per Zeekr ADS in cash or (ii) 1.23 Geely Shares per Zeekr Share or 12.3 Geely Shares per Zeekr ADS, in each case, at the Company’s shareholders and/or ADS holders’ election (the “Proposed Transaction”). In the Proposal, Geely stated that it was interested only in the Proposed Transaction and would not intend to sell their stake in the Company to any third party. The Proposal also stated that Geely intended to fund the consideration payable in the Proposed Transaction through a combination of issuance of Geely Shares, cash contributions from Geely and, if and to the extent needed, debt financing.

On the same date, GHGK Innovation Limited, Mr. Shufu Li, Ningbo Jikong Enterprise Management Co., Ltd. and Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership) jointly filed an amendment to the Schedule 13D with the SEC in connection with the Proposal and Geely, and Luckview Group Limited also jointly filed an amendment to the Schedule 13D with the SEC in connection with the Proposal.

Prior to the opening of the U.S. markets on May 8, 2025 (U.S. time), the Company issued a press release announcing its receipt of the Proposal, and furnished the press release as an exhibit to its current report on form 6-K with the SEC.

On May 10, 2025, the Board convened a meeting via conference call to discuss the Proposal. During the meeting, the attending directors discussed the various qualifications of the directors of the Company to serve on a special committee of the Board to evaluate the Proposal. After the discussion, the Board determined that it was in the best interest of the Company and its shareholders to establish a special committee of independent directors (the “Special Committee”) and thus passed a resolution to establish the Special Committee to consider the Proposal, consisting of three independent and disinterested directors Mr. Miguel A. Lopez Ben, Mr. Stephen Brown Davis and Mr. Michael David Ricks, with Mr. Miguel A. Lopez Ben and Mr. Michael David Ricks serving as co-chairpersons of the Special Committee. The Board then granted the Special Committee the full power and authority to, among other things, (i) make such investigation of the Proposal, the Proposed Transaction and any matters relating thereto as the Special Committee, in its sole discretion, deems appropriate, (ii) evaluate the terms of the Proposal, (iii) discuss and negotiate with Geely and its representatives the proposed terms of the Proposed Transaction, (iv) explore any alternatives to the Proposed Transaction as the Special Committee, in its sole discretion, deems appropriate, including maintaining the Company’s current status as a public company, (v) if and when appropriate, negotiate definitive agreements with respect to the Proposed Transaction or any alternative transaction, (vi) report to the Board the recommendations and conclusions of the Special Committee with respect to the Proposed Transaction or any alternative transaction and any recommendation as to whether the final terms of the Proposed Transaction or any alternative transaction are fair to and in the best interest of the Company and its shareholders and should be approved by the Board and, if applicable, by the Company’s shareholders, (vii) retain, in its sole discretion, and on terms and conditions acceptable to the Special Committee, such advisors, including legal counsel, financial advisors and outside consultants, as the Special Committee deems appropriate to assist the Special Committee in discharging its responsibilities and (viii) take such other actions as the Special Committee deems necessary or appropriate to carry out its delegated responsibilities.

On May 13, 2025, the Company issued a press release announcing the formation of the Special Committee, consisting of the three independent directors named above, to evaluate and consider the Proposed Transaction.

Following its formation, the Special Committee considered proposals from and conducted interviews with multiple investment banks and law firms that had expressed interest in being considered for the roles of the financial advisor, the U.S. legal counsel and the Cayman Islands legal counsel to the Special Committee, respectively. After due consideration of the credentials, experience, reputation, conflicts of interest (if any) and other characteristics of each financial advisor candidate and each legal counsel candidate, the Special Committee retained Kroll, LLC (operating through its Duff & Phelps Opinions Practice) (“Duff & Phelps”) as its financial advisor, Simpson Thacher & Bartlett LLP (“STB”) as its U.S. legal counsel, and Ogier as its Cayman Islands legal counsel, to assist the Special Committee in evaluating and negotiating the Proposed Transaction or any alternative transaction. Following its formation and on or about May 12, 2025, members of the Special Committee also filled out confirmatory questionnaires prepared by STB, and STB confirmed that based on the responses collected, each member of the Special Committee is disinterested and independent with respect to the Proposed Transaction.

On May 20, 2025, the Special Committee convened a meeting via video conference with representatives of STB, Ogier and Duff & Phelps. Key matters discussed included: (i) confirmation of the appointment of STB, Ogier, and Duff & Phelps as advisors; (ii) a presentation by Ogier on the Special Committee’s duties under Cayman Islands law; (iii) a presentation by STB on transaction structure and key legal considerations from a deal counsel perspective, including potential exemptions from U.S. securities law requirements; (iv) a presentation by Duff & Phelps on preliminary due diligence, valuation methodologies, and the transaction timing, with permission granted for representatives of Duff & Phelps to engage with the Company’s management for financial due diligence; (v) scheduling of regular meetings with the advisors; and (vi) formal confirmation by STB, Ogier and Duff & Phelps of their independence and absence of conflict of interest in Geely or the Proposed Transaction.

Later that same day, the Company issued a press release announcing the Special Committee’s decisions to retain Duff & Phelps as its financial advisor and STB as its U.S. legal counsel.

On May 25, 2025, Latham sent its initial draft of the Merger Agreement to STB.

On May 28, 2025, STB provided the Special Committee with a list of key issues in Latham’s initial draft of the Merger Agreement.

On May 29, 2025, the Special Committee convened a meeting via video conference with representatives of STB, Ogier and Duff & Phelps. Key matters discussed included: (i) approval of retaining Fangda Partners as the Special Committee’s PRC legal counsel; (ii) communication protocols and responses to inbound inquiries; (iii) update delivered by STB on preliminary discussions with Latham; and (iv) presentation by STB on Merger Agreement key issues. Such key issues included, without limitation, securities law exemptions, disclosure requirements, dissenters’ rights, treatment of ESOP, deal protection measures, closing conditions, director indemnification, termination triggers and termination fees. The Special Committee directed Duff & Phelps to conduct a market check and prepare a preliminary list of market check candidates.

After discussing with STB Geely’s positions in the initial draft of the Merger Agreement, the Special Committee instructed STB to share a key issues list with Latham, revise the Merger Agreement and negotiate with Latham.

On May 30, 2025, STB circulated to Latham a key issues list regarding the draft Merger Agreement, based on discussions with the Special Committee. Later that day, STB and Latham discussed certain key issues under the Merger Agreement.

On May 30, 2025, Duff & Phelps sent the due diligence list to the Company, including the request of a long-term financial projections and underlying assumptions.

Between May 25, 2025 and June 5, 2025, STB, Latham, Li-Partners (Hong Kong legal counsel to Geely), Maples (Cayman Islands legal counsel to Geely) and Ogier engaged in negotiations regarding various issues in the Merger Agreement.

On June 5, 2025, STB circulated a revised draft of the Merger Agreement to Latham, reflecting feedback from the Special Committee and its advisors. On the same date, the Special Committee convened a meeting via video conference with representatives of STB, Ogier and Duff & Phelps. Representatives from Duff & Phelps updated the Special Committee on progress in financial due diligence and valuation workstreams and representatives from STB updated the Special Committee on the documentation workstream.

Between May 30, 2025 and June 6, 2025, Duff & Phelps and the Company discussed on multiple occasions the financial due diligence questions including assumptions and outputs of financial projections.

On June 6, 2025, Duff & Phelps shared with the Special Committee, among other materials, (i) financial projections received from the Company, (ii) a preliminary list of market check candidates, and (iii) an analysis of the implied cash price based on Geely stock consideration.

On June 9, 2025, the Special Committee convened a meeting via video conference with representatives of Duff & Phelps. At the meeting, Duff & Phelps walked the Special Committee through the financial projections prepared by the Company’s management, including components of bottom-up projections, and the preliminary list of market check candidates. Duff & Phelps also presented an analysis of the cash price implied by Geely’s stock consideration at various reference points. Based on these discussions, the Special Committee instructed Duff & Phelps to perform a valuation analysis of the Company based on the financial projections and other relevant information. The Special Committee also instructed Duff & Phelps to prepare a shortlist of market check candidates considering the possibility of interests and the capability and noted that it would further discuss market check candidates list at the next meeting with all advisors present.

On June 12, 2025, Duff & Phelps circulated to the Special Committee, among other materials: (i) an updated preliminary list of market check candidates with a proposed shortlist, and (ii) preliminary materials on valuation multiples. On the same date, the Special Committee convened a meeting via video conference with representatives of STB, Ogier and Duff & Phelps. Duff & Phelps presented an updated shortlist of preliminary market check candidates, including certain potential financial investors, certain potential strategic investors and certain existing China EV manufacturers, and the Special Committee was satisfied with such shortlist as presented. The Special Committee noted that it would discuss valuation logic and transaction timing with Geely on June 14 and instructed Duff & Phelps to conduct market check with the shortlisted candidates.

On June 14, 2025, Geely Holding, Geely, the Special Committee, Citi (financial advisor to Geely), Duff & Phelps, Latham and STB held a meeting via video conference. Geely noted certain recent developments including challenges that Zeekr’s business was facing and expressed a desire for an expedited transaction timeline in light of these challenges. The Special Committee noted that it would consider all relevant factors, which may include the factors cited by Geely and other factors deemed relevant by the Special Committee. The Special Committee reaffirmed its commitment to conducting a rigorous process in an informed and expeditious manner and ensuring the proposed transaction is fair and in the best interest of the Company and its shareholders.

Between June 14, 2025 and June 19, 2025, Duff & Phelps continued its discussions with the Company on the latest developments in industry and operations and discussed influences on the assumptions of the financial projections.

On June 18, 2025, Latham circulated a revised draft of the Merger Agreement to STB. Later that day, STB provided the Special Committee with a list of key issues identified in its review of the revised draft.

On June 19, 2025, Duff & Phelps provided the Special Committee with an update of the financial projection workstream with a summary of key highlights based on input from and discussions with Zeekr management to date. On the same date, the Special Committee convened a meeting via video conference with representatives of STB, Ogier and Duff & Phelps to discuss, among other topics, (i) update on the progress of the market check and valuation workstreams; (ii) status of the Merger Agreement negotiations and remaining key issues, including deal protection measures, closing conditions, termination triggers and termination fees. Duff & Phelps responded to questions from the Special Committee in relation to the latest financial projections and rationale underlying these projections, and the Special Committee directed Duff & Phelps to further discuss with Company management the financial projections, as well as the basis and reasonableness thereof. After discussing Geely’s positions in the revised draft of the Merger Agreement, the Special Committee instructed STB to revise the Merger Agreement and negotiate with Latham based on, among others, the following positions: (a) require a “majority of the minority” shareholder approval condition, (b) require a right for the Zeekr Board to change the board’s recommendation and terminate the merger agreement in connection with a superior proposal or an intervening event, and (c) require Geely to pay Geely Termination Fee in the event that the Merger Agreement is terminated due to failure to obtain required regulatory approvals.

On June 21, 2025, Geely, the Special Committee, Citi, Duff & Phelps, Latham and STB held a meeting via video conference. Geely discussed certain factors affecting Zeekr’s business performance and stock price movements. The Special Committee noted that it would continue to consider all relevant factors, which may include the factors cited by Geely and other factors deemed relevant by the Special Committee.

On June 24, 2025, STB circulated a revised version of the Merger Agreement to Latham for review, reflecting the positions on the various key issues as instructed by the Special Committee.

On June 26, 2025, STB circulated a further revised version of the representations and warranties sections of the Merger Agreement to Latham for review which incorporated comments from the Company.

On the same date, the Special Committee convened a meeting via video conference with representatives of Zeekr management, STB, Ogier and Duff & Phelps. Zeekr management presented analysis of the outlook for China’s passenger car market and the EV sector in particular, and forecasts for the recently integrated Zeekr and Lynk & Co brands. Zeekr management also discussed mid-to-long term financial projections, including expected model line-ups and margin targets. After Zeekr management left the meeting, Duff & Phelps updated the Special Committee on market check and valuation progress, and STB provided updates on recent Merger Agreement negotiations with Latham and regulatory analysis.

On July 3, 2025, Duff & Phelps provided the Special Committee with (i) a market check log detailing progress with shortlisted candidates and (ii) preliminary valuation materials ahead of the Special Committee’s upcoming meeting. On the same date, the Special Committee convened a meeting via video conference with representatives of STB, Ogier and Duff & Phelps. Duff & Phelps reported on the latest market check progress and verbally updated the Special Committee on its valuation analysis. Based on these discussions, the Special Committee instructed Duff & Phelps to prepare a letter to Geely expressing dissatisfaction with the current offer price, requesting a higher bid, and outlining supporting factors.

Between July 3, 2025 and July 8, 2025, STB and Latham continued negotiating outstanding issues in the Merger Agreement and coordinated on logistical matters.

On July 8, 2025, Duff & Phelps, on behalf of the Special Committee, delivered a request by email to Geely and Citi requesting an improved offer, citing various supporting factors.

On July 9, 2025, Latham circulated a revised version of the Merger Agreement to STB. Later that day, STB provided a list of key issues identified in its review of the revised draft.

Between July 8, 2025 and July 11, 2025, Latham, STB, Maples and Ogier continued negotiations and substantially finalized the terms of the Plan of Merger and other ancillary documents, pending resolution of certain outstanding terms.

On July 10, 2025, Citi, on behalf of the Geely, responded to Duff & Phelps’s earlier email, rejecting the factors cited by Duff & Phelps in favor of an improved offer and stating that Geely’s proposed privatization offered Zeekr the best solution to address its business and cash flow challenges. Citi further noted its belief that failing to consummate the transaction in a timely manner would not be in the best interest of the Company and its shareholders, including Zeekr’s minority shareholders.

On the same date, the Special Committee convened a meeting via video conference with representatives of STB, Ogier and Duff & Phelps. Duff & Phelps reported on the latest market check progress, verbally updated the Special Committee on its latest valuation range and noted that Geely, through its advisors, had indicated a willingness to increase the per Zeekr ADS cash offer price by 3% while keeping the exchange ratio unchanged at 12.3, contingent on Zeekr’s concessions on key Merger Agreement terms (including, but not limited to, the “majority of the minority” shareholder approval condition, and Zeekr’s right to change the Board’s recommendation and terminate the merger agreement in connection with a superior proposal or an intervening event). After deliberation, the Special Committee directed its advisors to request a more significant price increase of the cash consideration to US$28 in cash per Zeekr ADS. The Special Committee and STB then discussed key Merger Agreement issues, including merger consideration, PRC regulatory approvals, ESOP treatment, deal protection measures, closing conditions, outside date, termination fees and expense reimbursement.

Later that day, the Special Committee’s advisors relayed to Geely a request to increase the cash consideration to US$28 in cash per Zeekr ADS, and Geely rejected the request.

On July 11, 2025, STB circulated the revised Merger Agreement to Latham, insisting on the “majority of the minority” shareholder approval condition and Zeekr’s right to terminate the in connection with a superior proposal or an intervening event, along with other proposed final edits pending price discussions.

Later that day, Citi, Duff & Phelps, Latham and STB held a discussion, during which Citi relayed Geely’s increased offer of US$26.87 in cash or 12.3 Geely Shares per Zeekr ADS, stating that this was Geely’s best and final offer, contingent on Zeekr’s concessions on the key Merger Agreement terms noted above. Through Citi and Latham, Geely explicitly stated that it would withdraw the Proposal if no agreement was reached within the next week.

Shortly thereafter, the Special Committee convened a meeting via video conference with representatives of STB, Ogier and Duff & Phelps, during which STB and Duff & Phelps reported on their discussions with Latham and Citi. The Special Committee instructed its advisors to request that the cash consideration be increased to US$27 per Zeekr ADS while maintaining a constructive dialogue with Geely. In particular, the Special Committee indicated that if Geely accepted the termination fee amounts previously proposed by the Special Committee, it was prepared to accept Geely’s offer of US$26.87 in cash or 12.3 Geely Shares per Zeekr ADS.

On July 12, 2025, Geely informed the Special Committee that there was no room for further increases in the merger consideration, but Geely was willing to agree to the termination fee arrangements proposed by the Special Committee.

Between July 11, 2025 and July 13, 2025, STB and Latham continued negotiations and substantially finalized the terms of the Merger Agreement. The finalized draft included, among other terms: (i) merger consideration of US$26.87 in cash or 12.3 Geely Shares per Zeekr ADS, and (ii) a Geely Termination Fee of 2% of the Company’s equity value and a Zeekr Termination Fee of 1% of the Company’s equity value. In light of these improved terms and considering all other relevant factors, the Special Committee decided not to further insist on the “majority of the minority” shareholder approval requirement and Zeekr’s right to terminate the Merger Agreement in connection with a superior proposal or an intervening event. On July 13, 2025, Latham circulated a proposed execution version of the Merger Agreement to STB.

On July 15, 2025, the Special Committee convened a meeting via video teleconference with representatives of STB, Ogier and Duff & Phelps. At the request of the Special Committee, Duff & Phelps confirmed that, during the market check process, no party other than Geely has expressed an interest in exploring any alternative transaction with the Company, and delivered a final presentation in connection with issuing its fairness opinion. Duff & Phelps discussed the Company’s financial performance and historical share trading price and provided a summary of the various financial analyses it had performed. Thereafter, at the request of the Special Committee, Duff & Phelps verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by the delivery of Duff & Phelps’s written opinion, dated July 15, 2025, addressed to the Special Committee) that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, the merger consideration of (i) US$2.687 per Zeekr Share (or US$26.87 per Zeekr ADS) in cash or (ii) 1.23 newly issued Geely Shares per Zeekr Share (or 12.3 Geely Shares per Zeekr ADS), in each case, at the Company’s shareholders and/or ADS holders’ election, to be received by the holders of Zeekr Shares (other than the Excluded Shares, the Dissenting Shares, Purported Dissenting Shares, Zeekr Shares represented by Zeekr ADSs and Zeekr Shares held by directors, officers or affiliates of Geely) and holders of Zeekr ADSs (other than Zeekr ADSs representing the Excluded Shares and Zeekr Shares held by directors, officers or affiliates of Geely), respectively, pursuant to the Merger Agreement, is fair from a financial point of view to such holders. Please see “Special Factors – Opinion of the Special Committee’s Financial Advisor” beginning on page 34 for additional information regarding the financial analysis performed by Duff & Phelps and the opinion rendered by Duff & Phelps to the Special Committee. The full text of the written opinion of Duff & Phelps to the Special Committee, dated July 15, 2025, is attached as Annex C to this proxy statement. Thereafter, STB reviewed the key terms of the Merger Agreement with the Special Committee. Following a discussion of the terms of the Merger Agreement, as well as Duff & Phelps’s presentation of its financial analyses and opinion, the Special Committee noted Geely’s position that the merger consideration of (i) US$2.687 per Zeekr Share (or US$26.87 per Zeekr ADS) in cash or (ii) 1.23 newly issued Geely Shares per Zeekr Share (or 12.3 Geely Shares per Zeekr ADS) represented Geely’s best and final offer, and unanimously (a) determined that the execution by the Company of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger are fair and in the best interest of the Company and its shareholders, and declared it advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) recommended the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the Board. In adopting these resolutions, the Special Committee took into account the factors described under the heading titled “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 28.

Following the meeting of the Special Committee, the Board convened a meeting in person and via video conference and, based upon the unanimous recommendation of the Special Committee and taking into account the other factors described below under the heading titled “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 28, all directors present and entitled to vote unanimously (a) determined that the execution by the Company of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger are fair to and in the best interest of the Company and its shareholders, and declared it advisable, for the Company to enter into the Merger Agreement and the Plan of Merger and to consummate the Transactions, including the Merger, (b) authorized and approved the execution, delivery and performance of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (c) resolved to recommend in favor of the authorization and approval of the Plan of Merger and the Transactions, including the Merger, to the Company’s shareholders and to direct that the Plan of Merger and the Transactions, including the Merger, be submitted to the shareholders of the Company for their approval and authorization at an extraordinary general meeting of the Company’s shareholders.

Following the Board meeting, on the same date, the Company, Geely and Merger Sub executed and delivered the Merger Agreement.

Later on the same date, (i) the Company issued a press release announcing the execution of the Merger Agreement, and furnished the press release as an exhibit to its current report on Form 6-K filed with the SEC and (ii) GHGK Innovation Limited, Mr. Shufu Li, Ningbo Jikong Enterprise Management Co., Ltd. and Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership) jointly filed an amendment to the Schedule 13D with the SEC and Geely, and Luckview Group Limited also jointly filed an amendment to the Schedule 13D with the SEC, in each case, in light of the entry into the definitive agreements for the Proposed Transaction.

Reasons for the Merger and Recommendation of the Special Committee and the Board

At a meeting on July 15, 2025, the Special Committee, after consultation with its financial advisor and legal counsel and due consideration, unanimously (a) determined that the execution by the Company of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger are fair and in the best interest of the Company and its shareholders, and declared it advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) recommended the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the Board.

At a meeting on July 15, 2025, after careful consideration and upon the unanimous recommendation of the Special Committee, the Board (acting by all directors who are present and entitled to vote), (a) determined that the execution by the Company of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger are fair to and in the best interest of the Company and its shareholders, and declared it advisable, for the Company to enter into the Merger Agreement and the Plan of Merger and to consummate the Transactions, including the Merger, (b) authorized and approved the execution, delivery and performance of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (c) resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions to the Company’s shareholders and to direct that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company for their approval and authorization at an extraordinary general meeting of the Company’s shareholders..

In the course of reaching their respective determinations, the Special Committee and the Board considered various factors and potential benefits of the Merger, each of which the Special Committee and the Board believe supported their decision to recommend the Merger Agreement and that the Merger is fair to and in the best interest of the Company and its shareholders. These factors and potential benefits, which are not listed in any relative order of importance, include without limitation:

•	the Special Committee’s and the Board’s knowledge of the Company's business, financial condition, results of operations, prospects and competitive position and their respective belief that the Merger is financially more favorable to the Company’s shareholders (including shareholders other than Geely or its subsidiaries) than any other alternative reasonably available to the Company and its shareholders;

•	the challenges faced by the Company, including, among others:

•	increasingly intense competition in China’s and global battery electric passenger vehicles (BEV) market and demand for BEV may be cyclical and volatile, which could erode the Company’s growth potential and profitability and negatively impact the Company’s value;

•	uncertainties regarding the ability of the Company to adapt to rapid market changes and technological evolution, including autonomous driving technologies, in the market;

•	the Company’s extensive reliance on Geely and its affiliates across research, operations, procurement, manufacturing and other key functions;

•	uncertainties in the regulatory landscape that may impede the Company’s ability to effectively execute its business plan;

•	uncertainties regarding government and economic incentives or government policies for new energy passenger vehicles and domestically produced vehicles; dependence on suppliers, including certain single source suppliers, to deliver necessary components of the Company’s BEVs according to the Company’s schedule and at price, quality levels and volumes acceptable to the Company;

•	uncertainties regarding the Company’s ability to access overseas markets due to trade policies, treaties, government regulations, and tariffs and additional uncertainties stemming from unstable global geopolitical environments; and

•	the potential adverse effects on the Company’s business, financial condition and results of operations caused by the macroeconomic environment in China ;

•	the estimated forecasts of the Company’s future financial performance prepared by the Company’s management, together with the Company’s management’s view of the Company’s financial condition, results of operations, business, prospects and competitive position;

•	the recent decline in sales volume for key models and limited pipeline of product development;

•	the current and historical market prices of the Zeekr ADSs, and the fact that the Per ADS Cash Consideration of US$26.87 offered to the Company’s shareholders represents a premium of approximately 18.9% to the closing price of Zeekr ADSs on May 6, 2025, the last trading day prior to the public disclosure of the acquisition proposal, and a premium of approximately 25.6% to the volume-weighted average closing price of Zeekr ADSs during the last 30 trading days prior to the public disclosure of the acquisition proposal;

•	the historical closing price of the Zeekr ADSs was as low as US$13.52 per Zeekr ADS during the 52-week period prior to the date on which the Company announced its receipt of the Proposal;

•	the limited trading volume of the Zeekr ADSs on NYSE;

•	the increased costs of compliance for public companies;

•	the recognition that, upon completion of the Merger, the Company and Geely will achieve substantial synergies and economies of scale, and conversely, the Company’s failure to maintain a cooperative relationship with Geely will have an adverse impact on its business, growth and prospects;

•	the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business and financial information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company and which may help the Company’s actual or potential competitors, customers, lenders and vendors compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be;

•	the possible alternatives to the Merger (including the possibility of continuing to operate the Company as an independent publicly traded company and the possibility of a sale of the Company to another buyer), the perceived potential benefits and risks of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and the assessment by the Special Committee that none of these alternatives was reasonably likely to present superior opportunities for the Company or to create greater value for its shareholders than the Merger, taking into account (i) the stated intention of Geely not to sell the Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) held by it and its subsidiaries to any third party and the beneficial ownership of Geely and subsidiaries of approximately 65.2% of the entire issued and outstanding Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs), which represent approximately 65.2% of the aggregate voting power of the Company, each as of the date of this proxy statement, (ii) the fact that, since the announcement of the proposed transaction on May 7, 2025 and prior to the entry into the Merger Agreement, the Special Committee has, through Kroll Securities, LLC (“DPS”), conducted a rigorous market check but no party other than Geely has contacted the Company, the Special Committee or any of their counsels or advisors expressing an interest in exploring any alternative transaction with the Company, (iii) the business, competitive, industry, regulatory, litigation and market risks and (iv) cooperative relationships with Geely and its affiliates;

•	the negotiations with respect to the merger consideration and the Special Committee’s belief that, following extensive negotiations with Geely, (i) US$2.687 per Zeekr Share (or US$26.87 per Zeekr ADS) in cash and (ii) 1.23 Geely Shares per Zeekr Share (or 12.3 Geely Shares per Zeekr ADS) was the highest price that Geely would agree to pay;

•	the likelihood that the Merger would be consummated based on, among other things (not in any relative order of importance):

•	the absence of a financing condition in the Merger Agreement;

•	the likelihood and anticipated timing of consummating the Merger in light of the scope of the conditions to closing;

•	the Company's ability, in certain circumstances as set out in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement, including the consummation of the Merger; and

•	the fact that the Merger Agreement provides that, in the event of a failure of the Merger to be consummated under certain circumstances, Geely will pay the Company a termination fee of US$137,667,264 or reimburse Zeekr’s expenses up to certain amount (see “The Merger Agreement – Termination Fees and Reimbursement of Expenses” beginning on page 98 for additional information); and

•	the financial analysis reviewed by Duff & Phelps with the Special Committee, as well as the oral opinion of Duff & Phelps rendered to the Special Committee on July 15, 2025 (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion, dated July 15, 2025, to the Special Committee), as to the fairness, from a financial point of view, of Per Share Merger Consideration to be received by the holders of Zeekr Shares (other than the Zeekr Shares represented by Zeekr ADSs, the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares and Zeekr Shares held by directors, officers or affiliates of Geely) and the Per ADS Merger Consideration to be received by the holders of Zeekr ADSs (other than the Zeekr ADSs representing the Excluded Shares and Zeekr Shares held by directors, officers or affiliates of Geely), as of the date thereof, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion (See “Special Factors – Opinion of the Special Committee’s Financial Advisor” beginning on page 34 for additional information). The Special Committee notes that the opinion delivered by Duff & Phelps addresses the fairness, from a financial point of view, of Per Share Merger Consideration to be received by the holders of Zeekr Shares (other than the Zeekr Shares represented by Zeekr ADSs, the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares and Zeekr Shares held by directors, officers or affiliates of Geely) and the Per ADS Merger Consideration to be received by the holders of Zeekr ADSs (other than the Zeekr ADSs representing the Excluded Shares and Zeekr Shares held by directors, officers or affiliates of Geely), in each case, including the Company’s director and officer shareholders. These director and officer shareholders are treated in the same way as other shareholders of the Company (other than Geely or its subsidiaries) in connection with the Merger, and will receive the same amount of merger consideration as such shareholders, though the Special Committee has not made any determination, nor does it intend to express any view, as to the fairness of the Merger to any shareholder who is an affiliate of the Company, such as the director and officer shareholders.

In addition, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the Company and its shareholders (including shareholders other than Geely or its subsidiaries) and to permit the Special Committee and the Board to represent effectively the interests of such shareholders, which procedural safeguards include the following, which are not listed in any relative order of importance:

•	the consideration and negotiation of the Merger Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, and that no limitations were placed on the Special Committee’s authority;

•	in considering the transaction with the Geely, the Special Committee acted solely to represent the interests of the shareholders other than Geely or its subsidiaries, and the Special Committee had full control of the extensive negotiations with the Geely and its advisors on behalf of such shareholders;

•	(i) all members of the Special Committee during the entire process were and are independent and disinterested directors and free from any affiliation with any member of Geely; (ii) none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates nor do they have any financial interest in the Merger that is different from that of a shareholder of the Company other than Geely or its subsidiaries; and (iii) none of the Special Committee members was offered of any role or position with Geely or its affiliated following the consummation of the Merger, other than (a) the members’ receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), (b) their indemnification and liability insurance rights under their respective indemnification agreement entered into with the Company and the Merger Agreement, and (c) a member’s past service as an independent director to an affiliate of Geely;

•	the Special Committee was assisted in negotiations with Geely and in its evaluation of the Merger by Duff & Phelps as its financial advisor, STB as its U.S. legal counsel and Ogier as its Cayman Islands legal counsel;

•	the Special Committee was empowered to, among other things, review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the Transactions, including the Merger;

•	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and Geely and their advisors, on the other hand;

•	the Special Committee held regular meetings to consider and review the terms of the Merger Agreement and the Transactions, including the Merger, and was fully briefed throughout the process;

•	the recognition by the Special Committee that the Special Committee had no obligation to recommend the Merger or any other Transactions;

•	the ability of the Special Committee to change, withhold, withdraw, qualify or modify its recommendation that the shareholders vote to approve the Merger Agreement in the event of a Superior Proposal or a Zeekr Intervening Event;

•	the ability of the Special Committee to evaluate bona fide unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the date of the approval of the Merger by the Company’s shareholders, to seek clarification from, to furnish confidential information to and conduct negotiations with such third parties; and

•	holders of Zeekr Shares and/or Zeekr ADSs (other than for any holder who is a Hong Kong Non-Professional Investor) may elect to receive the Per Share Stock Consideration or the Per ADS Stock Consideration in lieu of the Per Share Cash Consideration or the Per ADS Cash Consideration. Such holder of Zeekr Shares and/or Zeekr ADSs (other than any Hong Kong Non-Professional Investor) will therefore not be obliged to accept the Per Share Cash Consideration or the Per ADS Cash Consideration pursuant to the Merger Agreement.

The Special Committee and the Board also considered a variety of potentially negative factors concerning the Merger Agreement and the Merger, including the following, which are not listed in any relative order of importance:

•	the applicability of Section 239 to the Merger such that none of the rights of dissenters under Section 238 shall be available in respect of the Merger to the Zeekr Shareholders other than for any Zeekr Shareholder who is a Hong Kong Non-Professional Investor;

•	approval of the Merger Agreement is not subject to the authorization and approval of holders of a majority of the outstanding Zeekr Shares unaffiliated with Geely and given that Geely and its subsidiaries beneficially holds approximately 65.2% of the voting power of the total issued and outstanding Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) as of the date of this proxy statement, Geely has the ability to substantially influence the outcome of the matters to be voted upon at the extraordinary general meeting even if other Zeekr Shareholders overwhelmingly vote against the proposal to authorize and approve the Merger Agreement;

•	the significant portion of the voting power of the Zeekr Shares beneficially owned by Geely and its subsidiaries may have discouraged, and may continue to discourage, other potentially interested parties from proposing to acquire the Company at a price that is higher than (i) US$2.687 per Zeekr Share (or US$26.87 per Zeekr ADS) in cash or (ii) 1.23 Geely Shares per Zeekr Share (or 12.3 Geely Shares per Zeekr ADS);

•	the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending the consummation of the Merger;

•	the historical closing price of the Zeekr ADSs is as high as US$32.84 per Zeekr ADS during the 52-week period prior to and including May 6, 2025, the last trading day before the Company received the Proposal;

•	the risks and costs to the Company if the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships;

•	the Company may be required, under certain circumstances, to pay Geely a termination fee of US$68,833,632 or a reimbursement amount not to exceed US$2,000,000 in connection with termination of the Merger Agreement;

•	the Company’s remedy in the event of a breach of the Merger Agreement by Geely and Merger Sub is limited, under certain circumstances, to receipt of a termination fee of US$137,667,264 or a reimbursement amount not to exceed US$2,000,000, and under certain circumstances the Company may not be entitled to a termination fee, an expense reimbursement or expenses at all;

•	the fact Geely and its subsidiaries may have interests in the Merger that are different from, or in addition to, those of the other shareholders of the Company (see “Special Factors – Interests of Certain Persons in the Merger” beginning on page 47 for additional information); and

•	the possibility that the Merger might not be consummated and the negative impact of such a public announcement on the Company’s sales and operating results, and the Company’s ability to attract and retain key management, marketing and technical personnel.

The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes certain material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered by the Special Committee and the Board, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee and the Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee recommended that the Board authorize and approve, and the Board authorized and approved, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, based upon the totality of the information presented to and considered by it.

The Special Committee and the Board noted that the authorization and approval of the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, are not subject to approval by a majority of the holders of Zeekr Shares other than Geely or its subsidiaries. Nevertheless, the Special Committee and the Board believe the Merger is procedurally fair to the such holders given, among other things, (i) that the majority-of-the-minority voting requirement is not customary in merger transactions involving Cayman Islands companies, (ii) the financial analysis performed by Duff & Phelps, and (iii) that various safeguards and protective measures have been adopted to ensure the procedural fairness of the Transactions, including without limitation (a) the Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate, and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, the Plan of Merger and the Transactions, (b) the Special Committee’s retention of, and receipt of advice from, competent and experienced independent legal counsels and independent financial advisor for purposes of negotiating the terms of the Transactions and/or preparing a report concerning the fairness of the Transactions, (c) the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, have been approved by all of the directors who are neither employees of the Company nor affiliated with the management of the Company or Geely, and (d) the right of the Company to evaluate bona fide unsolicited alternative acquisition proposals that may arise before the Company’s shareholders vote upon the Merger.

In reaching its conclusion regarding the fairness of the Merger to the holders of Zeekr Shares and Zeekr ADSs (including holders other than Geely and its subsidiaries) and its decision to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Special Committee considered financial analyses presented by Duff & Phelps. These analyses included, among others, historical trading ranges, discounted cash flows analysis, comparable companies analysis and precedent transactions analysis. The material analyses as presented to the Special Committee on July 15, 2025 are summarized below under the section entitled “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 34. The Special Committee and the Board expressly adopted these analyses and opinions, among other factors considered, in reaching their respective determination as to the fairness of the Transactions, including the Merger.

Neither the Special Committee nor the Board considered the liquidation value of the Company’s assets because each considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. In addition, the Special Committee and the Board believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going-concern value for the reasons that (i) liquidation sales generally result in proceeds substantially less than the sales of a going concern; (ii) it is impracticable to determine a liquidation value given the significant execution risk involved in any breakup of a company; (iii) an ongoing operation has the potential to become profitable, while a liquidated company does not, such that the “going-concern value” will be higher than the “liquidation value” of a company because the “going-concern value” includes the liquidation value of a company’s tangible assets as well as the value of its intangible assets, such as goodwill; and (iv) a liquidation process would involve additional legal fees, costs of sale and other expenses that would reduce any amounts that shareholders might receive upon liquidation. Furthermore, the Company has no intention of liquidation and the Merger will not result in the liquidation of the Company. Each of the Special Committee and the Board believes the analyses and additional factors it reviewed provided an indication of the Company’s going-concern value. Each of the Special Committee and the Board also considered the historical market prices of the Zeekr ADSs as described under the section entitled “Market Price of the Zeekr ADSs, Dividends and Other Matters — Market Price of Zeekr ADSs” beginning on page 72. Each of the Special Committee and the Board considered the purchase prices paid in previous purchases as described under “Transactions in the Shares” beginning on page 104.

Neither the Special Committee nor the Board, however, consider the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Special Committee and the Board believe that net book value is not a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in that industry. The Company’s net book value per Share as of December 31, 2024 was approximately US$(0.55) based on 2,541,971,138 Shares outstanding as of that date. See “Where You Can Find More Information” beginning on page 109 for a description of how to obtain a copy of the Company’s Annual Report.

The Company is not aware of any firm offers made by any unaffiliated person, other than Geely and its subsidiaries, during the past two years for (i) the merger or consolidation of the Company with or into another company, (ii) the sale of all or a substantial part of the Company’s assets or (iii) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

In reaching its determination that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to, and in the best interest of, the Company and its shareholders (including holders who are not Geely or its subsidiaries) and its decision to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, by the Company’s shareholders, the Board, on behalf of the Company, considered the analysis and factors described above under this section and under “Special Factors — Background of the Merger” and expressly adopted such determination, recommendation and analysis. During its consideration of the Merger Agreement and the Transactions, including the Merger, the Board was also aware that some of the Company’s shareholders, including Geely and its subsidiaries, and certain directors and employees of the Company, have interests with respect to the Merger that are, or may be, different from, or in addition to those of the other shareholders of the Company generally, as described under the section entitled “Special Factors — Interests of Certain Persons in the Merger” beginning on page 47.

Except as set forth under “Special Factors — Background of the Merger” beginning on page 23, “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 28 and “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 34, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of the holders of Zeekr Shares or Zeekr ADSs for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.

For the foregoing reasons, the Company and the Board believe that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are fair to, and in the best interest of, the Company and its shareholders (including shareholders who are neither Geely nor its subsidiaries).

Opinion of the Special Committee’s Financial Advisor

In connection with its opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	reviewed the Company’s audited consolidated financial statements as at and for the years ended December 31, 2023 through December 31, 2024 included in the Company’s annual reports on Form 20-F filed with the SEC;

•	reviewed the Company’s audited consolidated financial statements as at and for the years ended December 31, 2020 through December 31, 2022 included in the Company’s Form F-1 filed with the SEC;

•	reviewed the Company’s unaudited consolidated financial statements as at and for the three months ended March 31, 2024 and March 31, 2025 included in the Company’s Form 6-Ks filed with the SEC;

•	reviewed certain unaudited and segment financial information for the Company as at and for the years ended December 31, 2023 through December 31, 2024, and as at and for the three months ended March 31, 2024 and March 31, 2025, provided by the management of the Company;

•	reviewed a detailed consolidated financial projection model for the Company for the years ending December 31, 2025 through December 31, 2030, including segment financial information, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

•	reviewed other internal documents relating to the history, current operations, long-term investments, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

•	reviewed letter dated July 14, 2025 from the management of the Company, which made certain representations as to historical financial statements, the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”);

•	reviewed a draft of the Merger Agreement dated July 13, 2025;

•	discussed the information referred to above and the background and other elements of the Merger with the management of the Company;

•	discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

•	reviewed the historical trading price and trading volume of the Zeekr ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	reviewed the historical trading price and trading volume of the Geely Shares, certain implied valuation multiples based on the trading price of the Geely Shares, and equity analyst coverage for Geely

•	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the Merger, Duff & Phelps, with the Company’s and the Special Committee’s consent:

•	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

•	relied upon the fact that the Special Committee, the board of directors of the Company and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken;

•	assumed that the Management Projections and any other estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to the Management Projections or the underlying assumptions;

•	assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Merger;

•	assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•	assumed that all of the conditions required to implement the Merger will be satisfied or waived and that the Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Merger.

To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, Duff & Phelps’ opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

Duff & Phelps has prepared this Opinion effective as of July 15, 2025. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of July 15, 2025, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after July 15, 2025.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise).  Other than in connection with certain investment banking services provided by DPS to the Special Committee (including a pre-signing market check), Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger; (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Merger; or (iii) advise the Special Committee or any other party with respect to alternatives to the Merger. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of the Zeekr Shares, the Zeekr ADSs or the Geely Shares (or anything else) prior to or after the announcement or the consummation of the Merger. Duff & Phelps’ opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice.  Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering its opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

Duff & Phelps’ opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Merger.  Duff & Phelps’ opinion (i) does not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the Merger; (iii) is not a recommendation as to how the Special Committee, the board of directors of the Company or any holder of Zeekr Shares or Zeekr ADSs should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction, including whether such holder of Zeekr Shares should elect to receive the Per Share Cash Consideration or the Per Share Stock Consideration or whether such holder of Zeekr ADSs should elect to receive the Per ADS Cash Consideration or the Per ADS Stock Consideration or, in either case, should make no election; (iv) does not indicate that the Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Merger Consideration in the Merger is within a range suggested by certain financial analyses; (v) does not address the allocation of the (A) Per Share Merger Consideration as among the holders of Zeekr Shares who receive the Per Share Cash Consideration or the Per Share Stock Consideration or (B) Per ADS Merger Consideration as among the holders of Zeekr ADSs who receive the Per ADS Cash Consideration or the Per ADS Stock Consideration; (vi) does not address the relative fairness of the Per Share Cash Consideration or the Per Share Stock Consideration; and (vii) does not address the relative fairness of the Per ADS Cash Consideration or the Per ADS Stock Consideration. Furthermore, Duff & Phelps does not express a view or opinion as to what the value of Geely Shares actually will be when issued pursuant to the Merger. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.  The opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps’ opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with the opinion shall be limited in accordance with the terms set forth in the D&P Engagement Letter.  Duff & Phelps’ opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the D&P Engagement Letter.

Summary of Financial Analysis

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of Duff & Phelps’ opinion, attached hereto as Annex C. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the projected future unlevered free cash flows attributable to the Company for the fiscal years ending December 31, 2025 through December 31, 2030, with unlevered “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows using a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps used and relied upon the Management Projections.

Duff & Phelps estimated the net present value of all cash flows attributable to the Company after fiscal year 2030 (the “Terminal Value”) using a perpetuity growth formula assuming a 3.0% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the selected public companies in the EV and traditional vehicle industry and the Company’s business. Duff & Phelps used discount rates ranging from 13.25% to 15.25% to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the Company’s discount rates by considering several factors including the Company’s: (1) current stage of its life cycle, (2) projected growth and financial performance, and (3) risks to achieve the projections, including execution, and competitive risks, among others. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB56,500 million to RMB70,400 million.

Selected Public Companies and Merger and Acquisition Transactions Analyses

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the Company. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies used for comparative purposes in the following analysis were not directly comparable to the Company, and the transactions used for comparative purposes in the following analysis were not directly comparable to the Merger. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and the selected merger and acquisition transactions analyses are subject to certain limitations.

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in the China EV and China Vehicle industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The six companies in the China EV industry and four companies in Global EV industry and four companies in the China vehicle industry included in the selected public company analysis were:

China EV Companies

•	Xiaomi Corporation

•	BYD Company Limited

•	Li Auto Inc.

•	XPeng Inc.

•	NIO Inc.

•	Zhejiang Leapmotor Technology Co., Ltd.

Global EV Companies

•	Tesla, Inc.

•	Rivian Automotive, Inc.

•	Lucid Group, Inc.

•	Lotus Technology Inc.

China Vehicle Companies

•	Great Wall Motor Company Limited

•	Geely Automobile Holdings Limited

•	Guangzhou Automobile Group Co., Ltd.

•	BAIC Motor Corporation Limited

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Company.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2025, 2026 and 2027 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the fiscal year ends for which information was available.

COMPANY INFORMATION	REVENUE GROWTH							EBITDA GROWTH
Company Name	3-YR CAGR	2024	2025	2026	2027	24-27 CAGR	25-27 CAGR	3-YR CAGR	2024	2025	2026	2027	24-27 CAGR	25-27 CAGR
China EV Companies
Xiaomi Corporation	3.7%	35.0%	33.6%	23.9%	19.6%	25.6%	21.8%	7.6%	48.6%	81.8%	31.6%	22.6%	39.9%	27.0%
BYD Company Limited	53.2	29.0	27.0	18.1	12.8	19.2	15.4	75.0	41.8	20.7	17.4	14.4	16.2	15.3
Li Auto Inc.	74.9	16.6	13.2	27.3	19.0	19.7	23.1	NM	9.4	23.2	53.5	19.8	29.0	32.9
XPeng Inc.	24.9	33.2	98.1	35.6	15.6	45.9	25.2	NM	NM	NM	NM	125.2	NM	NM
NIO Inc.	22.1	18.2	36.0	28.7	17.5	27.2	23.0	NM	NM	NM	NM	NM	NM	NM
Zhejiang Leapmotor Technology Co., Ltd.	117.4	92.1	91.2	37.3	29.7	50.5	33.5	NM	NM	NM	227.0	60.5	NM	129.0
Group Median	39.0%	31.1%	34.8%	28.0%	18.3%	26.4%	23.0%	41.3%	41.8%	23.2%	41.1%	22.6%	29.0%	29.9%

Global EV Companies
Tesla, Inc.	22.0%	0.9%	-3.1%	19.3%	22.3%	12.2%	20.8%	11.4%	-3.9%	3.3%	37.3%	34.0%	22.7%	34.2%
Rivian Automotive, Inc.	348.7	12.1	5.0	41.2	52.9	31.4	46.9	NM	NM	NM	NM	NM	NM	NM
Lucid Group, Inc.	210.0	35.7	75.0	101.5	86.2	87.2	93.7	NM	NM	NM	NM	NM	NM	NM
Lotus Technology Inc.	530.6	1.3	27.0	106.3	41.4	54.7	70.8	NM	NM	NM	NM	NM	NM	NM
Group Median	279.4%	6.7%	16.0%	71.4%	47.1%	43.1%	58.9%	11.4%	-3.9%	3.3%	37.3%	34.0%	22.7%	34.2%

China Vehicle Companies
Great Wall Motor Company Limited	14.0%	16.7%	12.5%	12.7%	1.8%	8.9%	7.1%	30.1%	45.2%	8.9%	9.5%	5.1%	6.5%	7.3%
Geely Automobile Holdings Limited	33.2	34.0	37.7	16.3	12.6	21.7	14.4	36.2	105.5	115.1	19.7	18.5	40.8	19.1
Guangzhou Automobile Group Co., Ltd.	12.5	-16.9	6.7	7.2	6.4	6.8	6.8	NM	NM	NM	39.6	18.0	NM	28.4
BAIC Motor Corporation Limited	3.0	-2.8	-7.3	-1.0	-0.9	-3.1	-0.9	-7.0	-18.5	15.8	0.0	0.0	5.1	0.0
Group Median	13.3%	7.0%	9.6%	10.0%	4.1%	7.8%	7.0%	30.1%	45.2%	15.8%	14.6%	11.6%	6.5%	13.2%

Mean	105.0%	21.8%	32.2%	34.3%	24.1%	29.1%	28.7%	25.6%	32.6%	38.3%	47.9%	31.8%	22.9%	32.6%
Median	29.0%	17.5%	27.0%	25.6%	18.3%	23.7%	22.4%	20.7%	41.8%	20.7%	31.6%	19.2%	22.7%	27.0%

COMPANY INFORMATION	EBITDA MARGIN					EBIT MARGIN
Company Name	3-YR AVG	2024	2025	2026	2027	3-YR AVG	2024	2025	2026	2027
China EV Companies
Xiaomi Corporation	5.8%	7.5%	10.2%	10.8%	11.1%	4.6%	6.3%	9.1%	9.1%	9.9%
BYD Company Limited	12.1	14.0	13.3	13.1	13.2	5.5	5.9	6.7	7.0	7.3
Li Auto Inc.	3.0	7.0	7.6	9.0	9.0	0.9	4.9	5.2	6.7	6.7
XPeng Inc.	-22.9	-11.2	-2.0	2.0	4.0	-28.1	-16.5	-3.5	0.7	2.4
NIO Inc.	-28.3	-24.3	-15.0	-6.3	-2.2	-35.3	-33.3	-18.6	-8.9	-3.8
Zhejiang Leapmotor Technology Co., Ltd.	-23.9	-8.6	1.6	3.7	4.6	-26.2	-10.3	0.1	2.3	4.3
Group Median	-10.0%	-0.8%	4.6%	6.4%	6.8%	-12.6%	-2.7%	2.6%	4.5%	5.6%

Global EV Companies
Tesla, Inc.	16.2%	13.3%	14.2%	16.4%	17.9%	11.3%	7.8%	5.9%	9.3%	10.9%
Rivian Automotive, Inc.	-185.4	-73.6	-48.6	-33.5	-17.9	-212.4	-94.3	-61.4	-41.4	-22.0
Lucid Group, Inc.	-402.7	-334.9	-175.4	-60.4	-17.9	-438.2	-371.4	-218.0	-84.6	-33.9
Lotus Technology Inc.	-2412.0	-68.7	-28.1	-2.8	3.7	-2462.1	-77.7	-31.1	-6.1	-1.2
Group Median	-294.0%	-71.1%	-38.4%	-18.2%	-7.1%	-325.3%	-86.0%	-46.2%	-23.7%	-11.6%

China Vehicle Companies
Great Wall Motor Company Limited	8.3%	9.8%	9.5%	9.2%	9.5%	4.0%	5.3%	5.8%	5.9%	5.8%
Geely Automobile Holdings Limited	3.4	4.5	7.1	7.3	7.7	1.8	3.2	4.5	4.7	5.2
Guangzhou Automobile Group Co., Ltd.	-0.4	-3.7	4.0	5.3	6.0	-5.1	-7.4	-4.0	-3.2	-2.0
BAIC Motor Corporation Limited	14.7	12.4	15.5	15.6	15.7	11.4	9.2	10.8	11.1	11.4
Group Median	5.9%	7.2%	8.3%	8.2%	8.6%	2.9%	4.2%	5.1%	5.3%	5.2%

Mean	-215.2%	-32.6%	-13.3%	-0.8%	4.6%	-226.3%	-40.6%	-20.6%	-6.2%	0.1%
Median	1.3%	0.4%	5.6%	6.3%	6.8%	-2.1%	-2.1%	2.3%	3.5%	4.8%

COMPANY INFORMATION	ENTERPRISE VALUE AS MULTIPLE OF
Company Name	LTM EBITDA		2025 EBITDA		2026 EBITDA		2027 EBITDA		LTM EBIT		2025 EBIT		2026 EBIT		2027 EBIT		LTM Revenue		2025 Revenue		2026 Revenue		2027 Revenue
China EV Companies
Xiaomi Corporation	31.4	x	21.1	x	16.1	x	13.1	x	38.8	x	24.9	x	20.2	x	15.4	x	2.76	x	2.26	x	1.83	x	1.53	x
BYD Company Limited	7.6		6.5		5.6		4.9		17.8		13.1		10.7		9.0		1.06		0.88		0.75		0.66
Li Auto Inc.	9.1		7.9		5.3		4.4		12.6		11.6		7.1		6.0		0.68		0.61		0.48		0.40
XPeng Inc.	NM		NM		41.8		18.5		NM		NM		NM		30.5		1.87		1.16		0.85		0.74
NIO Inc.	NM		NM		NM		NM		NM		NM		NM		NM		0.95		0.72		0.56		0.48
Zhejiang Leapmotor Technology Co., Ltd.	NM		41.1		14.3		9.0		NM		NM		24.7		10.2		1.53		0.80		0.58		0.45
Group Median	9.1	x	14.5	x	14.3	x	9.0	x	17.8	x	13.1	x	15.4	x	10.2	x	1.29	x	0.84	x	0.66	x	0.57	x

Global EV Companies
Tesla, Inc.	NM		NM		58.5	x	43.7	x	NM		NM		NM		71.9	x	11.29	x	11.42	x	9.57	x	7.83	x
Rivian Automotive, Inc.	NM		NM		NM		NM		NM		NM		NM		NM		2.71		2.60		1.84		1.20
Lucid Group, Inc.	NM		NM		NM		NM		NM		NM		NM		NM		7.59		4.67		2.32		1.25
Polestar Automotive Holding UK PLC	NM		NM		NM		9.3		NM		NM		NM		69.1		3.27		2.10		1.43		0.63
Lotus Technology Inc.	NM		NM		NM		18.5		NM		NM		NM		NM		2.86		2.06		0.97		0.69
Group Median	NA		NA		58.5	x	18.5	x	NA		NA		NA		70.5	x	3.27	x	2.60	x	1.84	x	1.20	x

China Vehicle Companies
Great Wall Motor Company Limited	7.8	x	6.2	x	5.6	x	5.3	x	17.4	x	10.4	x	9.1	x	9.1	x	0.69	x	0.60	x	0.54	x	0.53	x
Geely Automobile Holdings Limited	9.8		5.9		4.9		4.1		14.0		9.3		7.6		6.1		0.53		0.42		0.36		0.32
Guangzhou Automobile Group Co., Ltd.	NM		1.7		1.2		1.0		NM		NM		NM		NM		0.08		0.08		0.07		0.06
BAIC Motor Corporation Limited	NM		NM		NM		NM		NM		NM		NM		NM		NM		NM		NM		NM
Group Median	8.8	x	5.9	x	4.9	x	4.1	x	15.7	x	9.8	x	8.3	x	7.6	x	0.53	x	0.42	x	0.36	x	0.32	x

Mean	13.1	x	12.9	x	17.0	x	12.0	x	20.1	x	13.9	x	13.2	x	25.3	x	2.70	x	2.17	x	1.58	x	1.20	x
Median	9.1	x	6.5	x	5.6	x	9.0	x	17.4	x	11.6	x	9.9	x	10.2	x	1.70	x	1.02	x	0.80	x	0.64	x

COMPANY INFORMATION	MARKET VALUE AS A MULTIPLE OF
Company Name	LTM Net Income		2025 Net Income		2026 Net Income		2027 Net Income
China EV Companies
Xiaomi Corporation	NM		33.2	x	26.0	x	20.7	x
BYD Company Limited	23.4		18.0		14.7		12.8
Li Auto Inc.	24.8		21.0		13.8		10.5
XPeng Inc.	NM		NM		NM		26.0
NIO Inc.	NM		NM		NM		NM
Zhejiang Leapmotor Technology Co., Ltd.	NM		NM		31.5		14.9
Group Median	24.1	x	21.0	x	20.3	x	14.9	x

Global EV Companies
Tesla, Inc.	NM		NM		NM		NM
Rivian Automotive, Inc.	NM		NM		NM		NM
Lucid Group, Inc.	NM		NM		NM		NM
Polestar Automotive Holding UK PLC	NM		NM		NM		NM
Lotus Technology Inc.	NM		NM		NM		NM
Group Median	NA		NA		NA		NA

China Vehicle Companies
Great Wall Motor Company Limited	18.3	x	11.9	x	10.4	x	10.5	x
Geely Automobile Holdings Limited	13.2		11.4		9.1		7.8
Guangzhou Automobile Group Co., Ltd.	NM		NM		35.4		24.6
BAIC Motor Corporation Limited	17.1		5.0		4.3		3.8
Group Median	17.1	x	11.4	x	9.8	x	9.2	x

Mean	19.4	x	16.7	x	18.2	x	14.3	x
Median	18.3	x	15.0	x	14.3	x	12.8	x

Notes:

LTM = Latest Twelve Months

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) - (Cash & Equivalents) - (Net Non-Operating Assets)

CAGR = Compounded Annual Growth Rate

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Source: Capital IQ, Bloomberg, company Filings, annual and interim Reports.

Selected M&A Transactions Analysis. Duff & Phelps compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the table below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Merger, and the availability of public information related to the transaction. The selected transactions indicated enterprise value to LTM revenue multiples has a median of 0.41x, enterprise value to LTM EBITDA multiples has a median of 15.6x, enterprise value to LTM EBIT multiples has a median of 4.4x.

The Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although it reviewed the selected M&A transactions analysis, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis.

Announced	Target Name	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	LTM EBIT	EBITDA Margin	EV / Revenue	EV / EBITDA	EV / EBIT
11/14/2024	LYNK & CO Automotive Technology Co., Ltd.	Zhejiang ZEEKR Intelligent Technology Co., Ltd.	$2,728	$6,592	$175	$-29	2.7%	0.41x	15.6x	NM
8/24/2023	UMW Holdings Berhad	SIME DARBY ENTERPRISE SDN BHD	$838	$3,706	$250	$181	6.7%	0.23x	3.4x	4.6x
5/31/2023	Brilliance Auto Group Holdings Co., Ltd.	Shenyang Automobile Co., Ltd	$4,769	$1,886	$59	$-52	3.1%	2.53x	80.4x	NM
6/20/2022	Sollers Public Joint Stock Company	Alter Invest LLC	$256	$1,050	$92	$60	8.8%	0.24x	2.8x	4.2x
5/13/2022	KG Mobility Corp.	Pavilion Private Equity; Cactus Private Equity Co., Ltd.; KG Mobility Co., Ltd.	$1,118	$2,086	$49	$-111	2.3%	0.54x	22.9x	NM
5/1/2021	Automobili Lamborghini S.p.A.	Centricus Asset Management Limited; Quantum Group AG	$9,178	$1,970	NA	NA	NA	4.66x	NA	NA
7/8/2020	Chengdu Gaoyuan Automobile Industries Company Limited	Chengbao Automobile International Company Ltd.; Geely Automobile Group Company Limited	$115	$899	NA	NA	NA	0.13x	NA	NA

						Mean		1.25x	25.0x	4.4x
						Median		0.41x	15.6x	4.4x

Notes:

LTM = Latest Twelve Months

Source: Capital IQ, Bloomberg, company filings, press releases

Summary of Selected Public Companies and M&A Transactions Analyses

In order to estimate a range of enterprise values for the Company, Duff & Phelps applied valuation multiples to the Company’s projected EBITDA ending December 31, 2027. The projected EBITDA were adjusted for purposes of this analysis to eliminate non-recurring income (expenses). Valuation multiples were selected taking into consideration historical and projected financial performance metrics of the Company relative to such metrics of the selected public companies. Rather than applying the average or median multiple from the public company set, Duff & Phelps selected multiples that, in its judgement, reflected the Company’s size, growth outlook, capital requirements, profit margins, revenue mix, and other characteristics relative to the comparable group. Duff & Phelps noted that while it reviewed the selected M&A transactions, it did not select valuation multiples for the Company based on the Selected M&A Transactions Analysis for the reasons described under the caption “Selected M&A Transactions Analysis” above.

Based on these analyses, Duff & Phelps’ selected public companies analysis resulted in an estimated enterprise value for the Company of RMB59,200 million to RMB76,900 million.

Summary of Discounted Cash Flow Analysis and Selected Public Companies and M&A Transactions Analyses

The range of estimated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was RMB56,500 million to RMB70,400 million while from its public companies and M&A transaction analysis was RMB59,200 million to RMB76,900 million. Duff & Phelps concluded that the Company’s enterprise value was within a range of RMB57,850 million to RMB73,650 million based on the analyses described above. Based on the concluded enterprise value, Duff & Phelps estimated the range of equity value of the Company to be RMB44,914 million to RMB59,183 million.

Based on the foregoing analysis, Duff & Phelps estimated the value of each ADS to range from US$24.25 to US$31.96.

Summary of Per ADS Stock Consideration Indication

Duff & Phelps calculated the Per ADS Stock Consideration based on Geely closing stock price of HKD17.98 as of July 14, 2025 multiplied by the exchange ratio of 12.3 and converted into USD using an exchange rate of 7.85 as of July 11, 2025.

The Per ADS Stock Consideration as calculated above is US$28.17 per ADS.

Duff & Phelps also calculated the Per ADS Stock Consideration indication based on Geely’s 5-day average volume weighted average price (VWAP), 30-day low and 30-day high.

Conclusion

Duff & Phelps noted that the Per Share Merger Consideration to be received by the holders of Zeekr Shares (other than the Zeekr Shares represented by Zeekr ADSs, the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares and Zeekr Shares held by directors, officers or affiliates of Geely) and the Per ADS Merger Consideration to be received by the holders of Zeekr ADSs (other than the Zeekr ADSs representing the Excluded Shares and Zeekr Shares held by directors, officers or affiliates of Geely) in the Merger was within the range of the per Share and per ADS value indicated by its analyses.

Duff & Phelps’ opinion was only one of the many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Duff & Phelps a fee of US$1,185,000, consisting of a nonrefundable retainer of US$500,000 payable upon engagement, and US$685,000 payable upon Duff & Phelps rendering the opinion whether orally or in writing to the Special Committee.

As compensation for DPS services in connection with the market check exercise, the Company agreed to pay DPS an upfront fee of US$250,000.

No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of a transaction or the conclusion reached in the opinion. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expense (including the fees and expenses of outside counsel) incurred in connection with the rendering of its opinion, not to exceed US$85,000.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Company’s Board are aware of these fee arrangements.

Purposes of and Reasons for the Merger

Geely

For Geely, the purpose of the Merger is to enable the Buyer to acquire 100% ownership and control of the Company in a transaction in which the Zeekr Shares (other than the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares and Zeekr Shares represented by Zeekr ADSs) and Zeekr ADSs (other than Zeekr ADSs representing the Excluded Shares) will be cashed out in exchange for the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, so that Geely will bear the rewards and risks of the ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses.

The Company

The Company’s purpose for engaging in the Merger is to enable its shareholders to receive Per Share Merger Consideration and Per ADS Merger Consideration (less Zeekr ADS cancellation fee, Zeekr ADS depositary services fee and any other fees and charges payable by the Zeekr ADS holders pursuant to the terms of the Zeekr Deposit Agreement), without interest and net of any applicable withholding taxes. The Company has determined to undertake the Merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Board described in detail under the section entitled “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 28.

Effects of the Merger on the Company

Private Ownership

The Zeekr ADS are currently listed on the NYSE under the symbol “ZK”. It is expected that, following the consummation of the Merger, the Company will cease to be a publicly traded company and will instead become a private company beneficially owned by the Buyer. Following the completion of the Merger, the Merger Sub will merge with the Company, with the Company continuing as the surviving entity in the Merger, and the Company will become a wholly-owned subsidiary of the Buyer, be privatized, be delisted from the NYSE and be deregistered under the Securities Exchange Act of 1934, as amended. The ADS program for Zeekr Shares will terminate.

Directors and Management of the Surviving Company

The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Company upon the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective death, resignation, or removal or until their respective successors are duly elected and qualified. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company upon the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective death, resignation, or removal or until their respective successors are duly elected and qualified.

The Company’s Net Book Value and Net Loss

As of the date of this proxy statement, Geely beneficially owns 1,668,996,860 Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs), which collectively represent approximately 65.2% of the total issued and outstanding Zeekr Shares in the Company. Immediately after the closing of the Merger, Geely will own 100% of the outstanding Zeekr Shares of the Company. The Company’s net loss attributable to the Company’s shareholders for the fiscal year ended December 31, 2024 was approximately US$880.0 million, and the Company’s net book value as of December 31, 2024 was approximately US$(1,390.9) million.

The table below sets out the direct or indirect share in the Company’s net book value and net loss for Geely before and immediately after the Merger, based on the historical net book value and net loss of the Company as of and for the year ended December 31, 2024.

	Ownership Prior to the Merger (1)				Ownership After the Merger (1)
	Net Book Value		Net Loss		Net Book Value		Net Loss
Name	US$’000%		US$’000%		US$’000%		US$’000%
Geely	(906,210)	65.2	(573,347)	65.2	(1,390,933)	100	(880,025)	100

Note:

(1) Ownership percentages are based on 2,561,728,021 Zeekr Shares outstanding as of the date of this proxy statement (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards).

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed on May 10, 2025 in response to the receipt of the proposal letter from Geely on May 7, 2025. In light of (i) the stated intention of Geely not to sell the Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) held by it and its subsidiaries to any third party and the beneficial ownership of Geely and subsidiaries of approximately 65.2% of the entire issued and outstanding Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs), which represent approximately 65.2% of the aggregate voting power of the Company, each as of the date of this proxy statement, (ii) the fact that, since the announcement of the proposed transaction and prior to the entry into the Merger Agreement, the Special Committee has, through its advisors, conducted a rigorous market check but no party other than Geely has contacted the Company, the Special Committee or any of their counsels or advisors expressing an interest in exploring any alternative transaction with the Company, and (iii) the interdependence between Zeekr and Geely and Zeekr’s reliance on Geely and its affiliates across research, operations, procurement, manufacturing and other key activities, the Special Committee determined that there was no viable alternative to the Proposed Transaction.

The Special Committee also took into account that, subject to compliance with the terms and conditions of the Merger Agreement, prior to the receipt of the Required Zeekr Vote, the Board (upon recommendation of the Special Committee) is permitted to effect an Zeekr Change of Recommendation (as defined in the section entitled “The Merger Agreement—No Zeekr Change of Recommendation”) with respect to an alternative acquisition proposal that the Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Geely. In this regard, the Special Committee recognized that it has flexibility under the Merger Agreement (subject to the terms and conditions set forth therein) to respond to an alternative transaction proposed by a third party that is or is reasonably likely to result in a Superior Proposal, including the ability to provide information to and engage in discussions and negotiations with such party.

In addition, the Board and the Special Committee considered, as alternatives available to the Company to enhance shareholder value, that the Company remains as a public company. However, the Board and the Special Committee did not believe such options to be equally or more favorable in enhancing shareholder value, after considering factors such as the forecasts of future financial performance prepared by management, the reliance on Geely and its affiliates across research, operations, procurement, manufacturing and other key activities, the offer premium implied by the Per Share Merger Consideration and the Per ADS Merger Consideration, the limited trading volume of the Zeekr ADSs on NYSE, the costs of regulatory compliance and disclosure requirements for public companies, the challenges to the Company’s efforts to increase shareholder value as an independent publicly traded company and the requirement, as an SEC-reporting company, to disclose a considerable amount of business information to the public which will limit the Company’s ability to compete in the market, and the potential impact of the Holding Foreign Companies Accountable Act on the Company.

See “Special Factors – Purposes of and Reasons for the Merger” beginning on page 45 for additional information on factors and potential benefits that were considered by the Special Committee and the Board in connection with the Merger.

Effects on the Company if the Merger is Not Completed

If the Company’s shareholders do not authorize and approve the Merger, the Plan of Merger and the Transactions, or if the Merger is not completed for any other reason, the Company’s shareholders will not receive any payment for their Zeekr Shares or Zeekr ADSs pursuant to the Merger Agreement, nor will the holders of any Zeekr RSU Award that is outstanding and vested as of immediately prior to the Effective Time receive any payment pursuant to the Merger Agreement. In addition, the Company will remain a publicly traded company and the Zeekr ADSs will continue to be listed and traded on the NYSE, provided that the Company continues to meet the NYSE’s listing requirements. In addition, the Company will remain subject to the reporting obligations of the SEC. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of Zeekr Shares and Zeekr ADSs. Accordingly, if the Merger is not completed, we cannot assure you as to the effect of these risks and opportunities on the future value of Zeekr Shares or Zeekr ADSs, including the risk that the market price of the Zeekr ADSs may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

Under specified circumstances, the Company may be required to pay Geely or its designees a termination fee or reimburse Geely for certain expenses in connection with the Merger, or Geely may be required to pay the Company a termination fee or reimburse the Company for certain expenses in connection with the Merger, in each case as described in “The Merger Agreement—Termination Fees and Reimbursement of Expenses” beginning on page 98.

If the Merger is not completed, the Board will, from time to time, evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement is not approved by the shareholders or if the Merger is not completed for any other reason, we cannot assure you that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger

The Buyer intends to fund the cash merger consideration through Geely’s internal resources, or if necessary, debt financing. The Buyer intends to fund the stock merger consideration through issuance of Geely Shares (including Geely Shares represented by Geely ADSs) in connection with the Merger.

Remedies and Limitation in Liability

The parties to the Merger Agreement may be entitled to the payment of a termination fee, the payment of certain reimbursement amount or the grant of specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy at law or equity.

While the parties may pursue both a grant of specific performance (including an injunction and injunctions) and monetary damages until such time as the other party pays a termination fee or the reimbursement amount (as applicable under the Merger Agreement), none of them will be permitted or entitled to receive both a grant of specific performance (including an injunction and injunctions) and monetary damages.

Subject to the equitable remedies the parties may be entitled to as discussed above, (i) the maximum aggregate liabilities of Geely and Merger Sub for monetary damages in connection with the Merger Agreement are limited to a Geely Termination Fee of US$137,667,264 or a Geely Reimbursement Amount of up to US$2,000,000 (as applicable under the Merger Agreement); and (ii) the maximum aggregate liabilities of the Company for monetary damages in connection with the Merger Agreement are limited to a Zeekr Termination Fee of US$68,833,632 or a Zeekr Reimbursement Amount of up to US$2,000,000 (as applicable under the Merger Agreement). More information may be found in the section entitled “The Merger Agreement - Remedies and Limitations on Liability” beginning on page 99.

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee and the Board with respect to the Merger, you should be aware that the Buyer and its subsidiaries have interests in the transaction that are different from, and/or in addition to, the interests of the other holders of Zeekr Shares or Zeekr ADSs generally. The Board and the Special Committee were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the Plan of Merger and the Transactions contemplated by the Merger Agreement, including the Merger, and recommend that our shareholders vote in favor of authorizing and approving the Plan of Merger and the Transaction, including the Merger.

Interests of the Buyer

As the result of the Merger, Geely will own 100% of the equity interest in the Surviving Company immediately following the completion of the Merger. Because of the Buyer’s equity interest in the Surviving Company, it will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could exceed the value of their original investments in the Company. The Buyer will also directly bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. The Buyer’s investment in the Surviving Company will be illiquid, with no public trading market for the Surviving Company’s shares and no certainty that an opportunity to sell its shares in the Surviving Company at an attractive price, or that dividends paid by the Surviving Company will be sufficient to recover its investment.

The Merger may also provide additional means to enhance shareholder value for the Buyer, including improved profitability due to the decrease in the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons and additional means for making liquidity available to the Buyer, such as through dividends or other distributions.

While Mr. Shufu Li exercises control power over the Buyer, neither he nor any of his affiliates (other than the Buyer) is a buyer or a co-bidder or a member of a buyer consortium or similar arrangement with the Buyer with respect to the Merger. The Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) that may be deemed to be beneficially owned by Mr. Shufu Li and any of his affiliates, other than those beneficially owned by the Buyer, will be subject to the Merger, as part of the Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) to be acquired by the Buyer in the Merger.

In addition, GHGK Innovation Limited (“GHGK”), a shareholder of the Company controlled by Mr. Shufu Li, irrevocably and unconditionally agrees that, if it elects to receive the shares of Geely as consideration (“Consideration Shares”) in respect of any of its Zeekr Shares in connection with the Merger, and the issuance of the Consideration Shares to GHGK pursuant to its election at the Effective Time would, after giving effect to the issuance of the Consideration Shares to all other holders of Zeekr Shares and/or Zeekr ADSs at the Effective Time pursuant to their respective elections under the Merger Agreement, result in the aggregate holding of voting rights in the Buyer by Mr. Li and his Concert Parties (as defined under the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs) collectively increasing by more than 2% from their lowest aggregate percentage holding of voting rights in the Buyer during the twelve-month period ending on and inclusive of the Effective Time (such lowest aggregate percentage holding, the “Reference Percentage”), thereby triggering a mandatory offer obligation under Rule 26.1 of the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs, then GHGK shall be deemed to have elected to receive: (i) the Consideration Shares in respect of only such maximum whole number of Zeekr Shares it holds as will not result in the aggregate holding of voting rights in the Buyer by Mr. Li and his Concert Parties increasing by more than 2% from the Reference Percentage, after giving effect to the issuance of the Consideration Shares to all other holders of Zeekr Shares and/or Zeekr ADSs at the Effective Time pursuant to their respective elections under the Merger Agreement; and (ii) cash consideration in respect of all remaining Zeekr Shares it holds, in each case as notified in writing by the Buyer to GHGK. GHGK further acknowledges and agrees that the Buyer may take, or may procure its agents to take, all actions necessary, desirable, or expedient to give effect to the above.

Interests of the Company’s Executive Officers and Directors in the Merger

In considering the recommendation of the Special Committee and the Board, the holders of Zeekr Shares and Zeekr ADSs should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of such holders generally. These interests include:

•	among the directors of the Company, Mr. Shufu Li, Mr. Donghui Li and Mr. Shengyue Gui are a shareholder, director and the chairman or vice chairman of the board of directors, or CEO, of Geely and Mr. Conghui An may become an officer of the controlling shareholder of Geely after the closing of the Merger;

•	the beneficial ownership of equity interests in Geely by Mr. Shufu Li, the founder and the chairman of the Company (the “Chairman”), as a result of the Merger (if approved and consummated);

•	the potential enhancement or decline of the share value of the Surviving Company, of which the Chairman will have beneficial ownership as a result of the completion of the Merger, and future performance of the Surviving Company;

•	the cash-out of Zeekr Shares and Zeekr ADSs held by certain of the Company’s directors and executive officers at their option;

•	continued indemnification rights, rights to advancement of fees, and directors and officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “The Merger Agreement – Indemnification; Directors’ and Officers’ Insurance” of this proxy statement;

•	the compensation at a rate of US$25,000 per month for each co-chair of the Special Committee and US$20,000 per month for the other member of the Special Committee, respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger); and

•	the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters.

Treatment of Company Equity Awards

As of the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and vested as of immediately prior to the Effective Time shall be converted into a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) 1.23, rounded to the nearest whole share.

As of the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and unvested immediately prior to the Effective Time shall be assumed by Geely and converted into a Geely Share Award with respect to a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) 1.23, rounded to the nearest whole share. Each Geely Share Award shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the corresponding Zeekr RSU Award immediately prior to the Effective Time (taking into account any changes thereto by reason of the Merger Agreement or the Merger).

Indemnification; Directors’ and Officers’ Insurance

See “The Merger Agreement – Indemnification; Directors’ and Officers’ Insurance” beginning on page 94.

The Special Committee

On May 10, 2025, the Board established a Special Committee of independent and disinterested directors to consider the proposal from the Buyer and to take any actions it deems appropriate to assess the fairness and viability of such proposal. The Special Committee is composed of three independent and disinterested directors: Mr. Miguel A. Lopez Ben, Mr. Stephen Brown Davis and Mr. Michael David Ricks. The Board appointed Mr. Miguel A. Lopez Ben and Mr. Michael David Ricks as the co-chairman of the Special Committee. Other than their receipt of Board and Special Committee compensation (which are not contingent upon the consummation of the Merger or the Special Committee’s or the Board’s recommendation of the Merger) and their indemnification and liability insurance rights under the Merger Agreement, none of the members of the Special Committee has a financial interest in the Merger or any of transactions contemplated thereby that is different from that of the holders of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) other than the Buyer and its subsidiaries and none of them is related to the Buyer. The Board did not place any limitations on the authority of the Special Committee regarding its investigation and evaluation of the Merger.

The Company compensates the members of the Special Committee in exchange for their service in such capacity. The monthly compensation is US$25,000 for each co-chair of the Special Committee and US$20,000 for the other member of the Special Committee, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger.

Position with the Surviving Company

After completion of the Merger, it is anticipated that (i) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Company upon the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective death, resignation, or removal or until their respective successors are duly elected and qualified; and (ii) the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company upon the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective death, resignation, or removal or until their respective successors are duly elected and qualified.

Related Party Transactions

The Company has adopted an audit committee charter that requires the audit committee to review on an ongoing basis and approve all related party transactions as defined in Item 404 of Regulation S-K. For a description of related party transactions for the years ended December 31, 2022, 2023 and 2024, see “Item 7. Major Shareholders and Related Party Transactions” included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 109 for a description of how to obtain a copy of the Company’s annual report on Form 20-F.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company in connection with the Merger are estimated at the date of this proxy statement and set forth in the table below. Such fees and expenses are subject to change pending completion of the Merger.

Description	Amount (US$)
Legal fees and expenses	1,350,000
Financial advisory fees and expenses	1,550,000
Special Committee compensation	420,000
Miscellaneous (e.g., ADS program termination fees, EGM expenses, accounting, printer and mailing costs)	200,000
Total	3,520,000

These expenses other than any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with the cancellation of Zeekr ADSs (and the underlying Zeekr Shares) will not reduce the merger consideration to be received by the holders of Zeekr Shares and Zeekr ADSs. If the Merger is completed, the party incurring any costs and expenses in connection with the Merger and the Merger Agreement will pay those costs and expenses.

Voting by the Buyer at the EGM

Pursuant to the Merger Agreement, the Buyer will:

•	at the Zeekr Shareholders Meeting, however called, (i) appear at such Zeekr Shareholders Meeting or otherwise cause its duly appointed representative(s) to appear at such Zeekr Shareholders Meeting or otherwise cause its Zeekr Shares to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote, or cause to be voted, all Zeekr Shares then owned beneficially or of record by it or any of its subsidiaries in favor of the approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and the approval of any actions required in furtherance thereof; and

•	cause all of its affiliates not to provide any notice of objection, notice of dissent, written demand for appraisal and/or not to take any other action to, or purport to, exercise any dissenter rights (if any) or to support any such action by others or which would otherwise challenge the applicability of Section 239 to the Transactions with respect to the Zeekr Shares and/or the Zeekr ADSs owned beneficially or of record by such affiliates.

Litigation Related to the Merger

We are not aware of any lawsuit that has been filed which challenges the Merger, the Merger Agreement or the Transactions as of the date of this proxy statement.

Accounting Treatment of the Merger

The Merger is expected to be accounted for, at historical cost, as a merger of entities under common control in accordance with Accounting Standards Codification 805-50, “Business Combinations — Related Issues.”

Regulatory Matters

The Company does not believe that any material governmental regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws and applicable listing rules of NYSE, (b) the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Act) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette, (c) the Hong Kong Stock Exchange Approval, (d) the Geely PRC Regulatory Filings and (e) the Blue Sky Filings. See “The Merger Agreement – Conditions to the Merger” beginning on page 96 for additional information.

In addition, PRC ODI Investors electing to receive the stock consideration need to complete all Applicable ODI Filings.

Dissenters’ Rights

The Company has considered whether the Zeekr shareholders will be entitled to exercise statutory dissenters’ rights in respect of the Merger under Section 238. Having communicated with its advisors, the Company is of the view that Section 239 applies to the Merger such that none of the rights of dissenters under Section 238 shall be available in respect of the Merger to the Zeekr Shareholders other than for any Zeekr Shareholder who is a Hong Kong Non-Professional Investor. See “Dissenters’ Rights” beginning on page 101 for additional information.

Geely Share Price

Geely is a public company whose shares are listed on the Hong Kong Stock Exchange under stock code “0175” and you are encouraged to make your own investigation into the business, operations, property, financial and other condition, creditworthiness and consequences of investing in Geely, and review documents and information (including publicly available information about Geely, none of which should be deemed as incorporated by reference into this Proxy Statement or any documents filed or furnished with the SEC or otherwise disseminated to Zeekr shareholders or Zeekr ADS holders in connection with the Merger) as you deem appropriate to make your own decision whether to elect the stock consideration in the Merger. The stock portion of the merger consideration that Zeekr shareholders or Zeekr ADS holders electing to receive stock consideration will receive is a fixed number of Geely Shares (1.23 Geely Shares per Zeekr Share or 12.3 Geely Shares per Zeekr ADS), rather than a number of Geely Shares with a fixed market value. If the benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of Geely Shares may decline. The market values of Geely Shares and Zeekr ADSs at the Effective Time of the Merger may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement, or the date on which votes on the Merger were to taken place. Because the exchange ratio relating to the stock portion of the merger consideration is fixed (1.23 Geely Shares per Zeekr Share or 12.3 Geely Shares per Zeekr ADS) and will not be adjusted to reflect any changes in the market price of Geely Shares or Zeekr ADSs, the market value of Geely Shares issued in the Merger and the Zeekr Shares or Zeekr ADSs cancelled in exchange therefor may be higher or lower than the values of these shares on earlier dates.

In addition, following the Merger, fluctuations in the price of Geely Shares could contribute to the loss of all or part of your investment in Geely Shares.

The trading price of Geely Shares following the Merger could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Geely’s control. Any of the factors listed below could have a material adverse effect on your investment in Geely Shares. In such circumstances, the trading price of Geely Shares may not recover and may experience a further decline.

Factors affecting the trading price of Geely Shares may include:

•	actual or anticipated fluctuations in Geely’s financial results or the financial results of companies perceived to be similar to Geely;

•	changes in the market’s expectations about Geely’s operating results;

•	success of competitors;

•	operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning Geely or the industry in which Geely operates in general;

•	operating and stock price performance of other companies that investors deem comparable to Geely;

•	changes in laws and regulations affecting Geely’s business;

•	commencement of, or involvement in, litigation involving Geely;

•	changes in Geely’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of Geely Shares available for public sale;

•	any major change in Geely’s board or management;

•	sales of substantial amounts of Geely Shares by Geely’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Geely Shares irrespective of Geely’s operating performance. The stock market in general, and Hong Kong Stock Exchange specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to Geely could depress Geely’s stock price regardless of Geely’s business, prospects, financial conditions or results of operations. A decline in the market price of Geely Shares also could adversely affect Geely’s ability to issue additional securities and Geely’s ability to obtain additional financing in the future.

U.S. Federal Income Tax Consequences

The following general discussion addresses certain of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) that exchange their Zeekr Shares or Zeekr ADSs for the Merger Consideration in connection with the Merger. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, the income tax treaty between the United States and the PRC (the “Treaty”), administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. We have not requested a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurances that the IRS or a court will agree with such statements and conclusions set forth below.

This discussion does not address any U.S. federal estate, gift, Medicare, or other non-income tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances or to certain types of investors subject to special tax rules, including:

•	certain financial institutions;

•	dealers or certain electing traders in securities;

•	persons that hold their Zeekr Shares or Zeekr ADSs as part of a straddle, wash sale, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or investors holding Zeekr Shares or Zeekr ADSs through such entities;

•	tax-exempt entities (including private foundations), governmental entities, individual retirement accounts or “Roth IRAs”;

•	persons who acquired their Zeekr Shares or Zeekr ADSs pursuant to any employee share option or otherwise as compensation;

•	persons who actually or constructively own Zeekr Shares or Zeekr ADSs representing 10% or more of our stock (by vote or value);

•	persons who elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	persons liable for any alternative minimum tax; and

•	persons who dissent from the Merger, all of whom may be subject to tax rules that differ significantly from those discussed below.

This discussion assumes that Zeekr Shares or Zeekr ADSs are held as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

As used herein, a “U.S. Holder” is a beneficial owner of Zeekr Shares or Zeekr ADSs that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Zeekr Shares or Zeekr ADSs, the tax treatment of a partner in the partnership generally will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding Zeekr Shares or Zeekr ADSs and their partners are urged to consult their tax advisors regarding the consequences of the Merger.

For U.S. federal income tax purposes, a U.S. Holder of Zeekr ADSs generally will be treated as the beneficial owner of the underlying Zeekr Shares represented by the Zeekr ADSs. The remainder of this discussion assumes that a U.S. Holder of the Zeekr ADSs will be treated in this manner.

ALL HOLDERS OF ZEEKR SHARES OR ZEEKR ADSs SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

Consequences of Participation in the Merger to U.S. Holders

Notwithstanding that the parties had intended that the Merger be treated as a reorganization within the meaning of Section 368(a) of the Code, upon further advice from their respective tax advisors, the parties concluded that the receipt of the Merger Consideration by U.S. Holders pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who exchanges Zeekr Shares or Zeekr ADSs for the Merger Consideration will generally recognize gain or loss in an amount equal to the difference between (i) the sum of the cash (including cash received in lieu of any fractional share of Geely Share or any fractional Geely ADSs) and, if applicable, the fair market value of the Geely ADSs or Geely Shares, as applicable, received in the Merger and (ii) such U.S. Holder’s adjusted tax basis in the Zeekr Shares or Zeekr ADSs exchanged therefor.

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, such recognized gain or loss will generally be capital gain or loss and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Zeekr Shares or Zeekr ADSs exchanged is greater than one year at the Effective Time. If a U.S. Holder acquired different blocks of Zeekr Shares or Zeekr ADSs at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each block of Zeekr Shares or Zeekr ADSs. Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code.

A U.S. Holder’s aggregate tax basis in Geely Shares or Geely ADSs received in the Merger, as applicable, generally will equal the fair market value of the Geely Shares or Geely ADSs, as applicable, as of the Effective Time. The holding period of the Geely Shares or Geely ADSs received in the Merger generally will begin on the day after the Merger.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, as described in “PRC Income Tax Consequences” in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the exchange of Zeekr Shares or Zeekr ADSs pursuant to the Merger, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of Zeekr Shares or Zeekr ADSs in the Merger. The rules regarding foreign tax credits and deduction of foreign taxes are complex. You should consult your tax advisors regarding the availability of a foreign tax credit or deduction in light of your particular circumstances, including your eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as the Company, will be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, certain rents, certain royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and we do not expect to be or become a PFIC for the current taxable year, no assurance can be given in this regard because the determination of whether we are or will become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of Zeekr ADSs may cause us to be classified as a PFIC for the current year because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of Zeekr ADSs from time to time (which may be volatile) until such time as we will cease to be a publicly traded company.

If we are or were a PFIC for any taxable year during which a U.S. Holder owned Zeekr Shares or Zeekr ADSs and the U.S. Holder has not made a valid mark-to-market election (as discussed below), the U.S. Holder will generally be subject to special tax rules on any gain realized on the disposition of Zeekr Shares or Zeekr ADSs, including the disposition of Zeekr Shares or Zeekr ADSs pursuant to the Merger. Under the PFIC rules (i) that gain will be allocated ratably over the U.S. Holder’s holding period for the Zeekr Shares or Zeekr ADSs, (ii) the amount allocated to the taxable year of the gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income, and (iii) the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder that made a mark-to-market election with respect to the Zeekr ADSs would generally have (i) included as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Zeekr ADSs held at the end of the taxable year over the adjusted tax basis of such Zeekr ADSs and (ii) deducted as an ordinary loss the excess, if any, of the adjusted tax basis of the Zeekr ADSs over the fair market value of such Zeekr ADSs held at the end of the taxable year, but only to the extent of the amounts previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Zeekr ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder made a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Zeekr ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is only available for “marketable stock” in a PFIC which is owned by a U.S. Holder at the close of any taxable year of such holder. For these purposes, “marketable stock” is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. The Zeekr ADSs, but not the Zeekr Shares, are currently listed on the NYSE, which is a qualified exchange, and have been listed on the NYSE since the Company’s initial public offering. We believe that the Zeekr ADSs qualified as regularly traded in the taxable years including and following the initial public offering, but no assurances may be given in this regard. As described above, however, if the Merger is completed, the Company, as the Surviving Company, will continue its operations as a privately held company and will be wholly owned by Geely, and the Company’s Zeekr ADSs will no longer be listed on the NYSE. Accordingly, if we are or were to become a PFIC for the current taxable year, a U.S. Holder would generally not be eligible to make a mark-to-market election with respect to Zeekr ADSs for the holder’s taxable year that includes the completion of the Merger.

If a U.S. Holder owns Zeekr Shares or Zeekr ADSs during any taxable year that we are a PFIC, the holder generally must file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of disposing of the Zeekr Shares or Zeekr ADSs if we are or become a PFIC.

Information reporting and backup withholding tax

The receipt of the Merger Consideration in exchange for Zeekr Shares or Zeekr ADSs pursuant to the Merger may be subject, under certain circumstances, to information reporting and backup withholding at a rate of 24%. To avoid backup withholding, a U.S. Holder should timely complete and return an IRS Form W-9, certifying that such U.S. Holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. Holder is not subject to backup withholding. Certain types of U.S. Holders (including, with respect to certain types of payments, corporations) generally are not subject to backup withholding.

A non-U.S. Holder may be subject to information reporting and backup withholding at a rate of 24% unless the non-U.S. Holder establishes an exemption, for example, by completing an applicable IRS Form W-8 in accordance with the instructions to the appropriate form.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the United States federal income tax liability of holders of Zeekr Shares or Zeekr ADSs, provided the holder timely files the appropriate claim for a refund with the IRS and timely furnishes any required information to the IRS. The IRS may impose a penalty upon a U.S. Holder of Zeekr Shares or Zeekr ADSs that fails to provide the correct taxpayer identification number.

The foregoing summary of United States federal income tax consequences is for general informational purposes only and does not constitute tax advice. All holders are urged to consult their own tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal non-income tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

PRC Income Tax Consequences

Under the EIT Law, which took effect on January 1, 2008 and was most recently amended on December 29, 2018, enterprises established in accordance with the law of a foreign country (region) but with “de facto management bodies” located in China are considered “resident enterprises” for PRC enterprise income tax purposes, and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Implementation Regulations for Enterprise Income Tax Law, as amended on April 23, 2019 and December 6, 2024, which defines “de facto management bodies” as an establishment that has substantial all of the management and control over an enterprise’s production, business operations, personnel, accountings and properties, etc. The State Taxation Administration issued the Notice on Issues Concerning the Determination of Chinese-Controlled Offshore Incorporated Enterprises as Resident Enterprises on the Basis of Effective Management (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management bodies” of a PRC controlled offshore incorporated enterprise is located in China. Under the EIT Law and its Implementation Rules, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-PRC resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a “de facto management body” in the PRC and also (a) does not have an establishment or a place of business in the PRC or (b) has an establishment or a place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business. Under the Individual Income Tax Law, an individual who disposes a capital asset (including equity in a PRC resident enterprise) in China is subject to PRC individual income tax at the rate of 20% (applicable to both resident individuals and non-resident individuals). Reduction of or relief from these taxes may be sought under applicable tax treaties with China.

The Company does not believe it is a “PRC resident enterprise” defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of Merger Consideration for your Zeekr Share or Zeekr ADSs should otherwise be subject to PRC income tax to holders of such Zeekr Shares or Zeekr ADSs that are not PRC tax residents. However, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of Merger Consideration for Zeekr Shares or Zeekr ADSs would otherwise be subject to PRC income tax to holders of such Zeekr Shares or Zeekr ADSs that are not PRC tax residents.

In addition, under the Bulletin on Issues Relating to Enterprise Income Tax on Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Taxation Administration, which became effective on February 3, 2015, and the Bulletin on Issues Relating to Withholding at Source of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Taxation Administration, which became effective on December 1, 2017, if a non-PRC resident enterprise transfers PRC taxable assets (including PRC resident enterprises’ equity) indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, PRC tax authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% enterprise income tax on the gain from such offshore share transfer, unless (i) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market, (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement, and/or (iii) the Merger is done with a reasonable commercial purpose as recognized or accepted by the PRC tax authorities. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors should be taken into consideration to assess whether the transfer or offshore holding arrangements would be deemed as having a reasonable commercial purpose. Pursuant to the Tax Collection and Administration Law, Bulletin 37 and related regulations, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws, also the transferee may be obliged to pay taxes in arrears. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-resident enterprise shareholders or ADS holders were involved, if the Merger (or the Company’s offshore structure) is determined by the PRC tax authorities to lack reasonable commercial purpose.

The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser) does not intent to withhold any PRC income tax (under Bulletin 7 and Bulletin 37) from the Merger Consideration to be paid to holders of Zeekr Shares or Zeekr ADSs. However, if PRC tax authorities were to invoke Bulletin 37 and Bulletin 7 and impose tax on the receipt of Merger Consideration for Zeekr Shares or Zeekr ADSs, then any gain recognized on the receipt of consideration for such Zeekr Shares or Zeekr ADSs pursuant to the Merger by the Company’s shareholders who are non-resident enterprises could be treated as PRC-sourced income and thus be subject to PRC enterprise income tax at a rate of 10% (subject to applicable treaty relief).

You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

Hong Kong Income Tax Consequences

Under the current Hong Kong Inland Revenue Ordinance (Cap. 112 of the Laws of Hong Kong), gains recognized from the receipt of the Merger Consideration for Zeekr Shares or Zeekr ADSs by holders who are not Hong Kong tax residents, or by individual holders who are Hong Kong tax residents, should not be subject to Hong Kong profits tax. For holders that are Hong Kong corporate tax residents, such gains are generally not subject to Hong Kong profits tax either. However, under the refined Foreign-Sourced Income Exemption (“FSIE”) regime, effective from 1 January 2023, offshore disposal gains derived from the sale of assets may be deemed to be sourced from Hong Kong and treated as not arising from the sale of capital assets, even if they are. As a result, such gains may be subject to Hong Kong profits tax at a rate of 16.5% under the refined FSIE regime. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any Hong Kong tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of the Merger Consideration by Zeekr Shareholders or Zeekr ADS holders under the terms of the Merger Agreement. This is subject to the qualification that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the Merger Agreement, are brought to or executed in the Cayman Islands; and (2) registration fees will be payable to the Cayman Islands Registrar of Companies to register the Plan of Merger and other filings required in connection with the Merger.

DESCRIPTION OF GEELY AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary (the “Geely Depositary”), will register and deliver American depositary shares, also referred to as “Geely ADSs”. Each Geely ADS will represent 20 Geely Shares (or a right to receive 20 Geely Shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the Geely Depositary in Hong Kong. Each Geely ADS will also represent any other securities, cash or other property that may be held by the Geely Depositary under the Geely Deposit Agreement. The deposited Geely Shares together with any other securities, cash or other property held by the Geely Depositary under the Geely Deposit Agreement are referred to as the “deposited securities”. The Geely Depositary’s office at which the Geely ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold Geely ADSs either (A) directly (i) by having an American depositary receipt, also referred to as an ADR (“Geely ADRs”), which is a certificate evidencing a specific number of Geely ADSs, registered in your name, or (ii) by having uncertificated Geely ADSs registered in your name, or (B) indirectly by holding a security entitlement in Geely ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold Geely ADSs directly, you are a registered “Geely ADS holder”. This description assumes you are a Geely ADS holder. If you hold the Geely ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Geely ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated Geely ADSs will receive statements from the Geely Depositary confirming their holdings.

As a Geely ADS holder, Geely will not treat you as one of Geely’s shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The Geely Depositary will be the holder of the Geely Shares underlying Geely ADSs. As a registered holder of Geely ADSs, you will have Geely ADS holder rights. A deposit agreement among Geely, the Geely Depositary, Geely ADS holders and all other persons indirectly or beneficially holding Geely ADSs (the “Geely Deposit Agreement”) sets out Geely ADS holder rights as well as the rights and obligations of the Geely Depositary. New York law governs the Geely Deposit Agreement and the Geely ADSs.

The following is a summary of the material provisions of the Geely Deposit Agreement. For more complete information, you should read the entire Geely Deposit Agreement and the form of Geely ADR. On or about the date of this proxy statement, the Geely Deposit Agreement and the form of Geely ADR have been filed with the SEC in Exhibit to a registration statement on Form F-6 in connection with the Geely ADSs, and are available at the SEC’s website at www.sec.gov.

Dividends and Other Distributions

How will you receive dividends and other distributions on the Geely Shares?

The Geely Depositary has agreed to pay or distribute to Geely ADS holders the cash dividends or other distributions it or the custodian receives on Geely Shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Geely Shares your Geely ADSs represent.

Cash. The Geely Depositary will convert any cash dividend or other cash distribution Geely pays on the Geely Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Geely Deposit Agreement allows the Geely Depositary to distribute the foreign currency only to those Geely ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Geely ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Description of Geely American Depositary Shares – Payment of Taxes” for more details. The Geely Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Geely Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The Geely Depositary may distribute additional Geely ADSs representing any Geely Shares Geely distributes as a dividend or free distribution. The Geely Depositary will only distribute whole Geely ADSs. It will sell Geely Shares which would require it to deliver a fraction of a Geely ADS (or Geely ADSs representing those Geely Shares) and distribute the net proceeds in the same way as it does with cash. If the Geely Depositary does not distribute additional Geely ADSs, the outstanding Geely ADSs will also represent the new Geely Shares. The Geely Depositary may sell a portion of the distributed Geely Shares (or Geely ADSs representing those Geely Shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional Geely Shares. If Geely offers holders of Geely securities any rights to subscribe for additional Geely Shares or any other rights, the Geely Depositary may (i) exercise those rights on behalf of Geely ADS holders, (ii) distribute those rights to Geely ADS holders or (iii) sell those rights and distribute the net proceeds to Geely ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Geely Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The Geely Depositary will exercise or distribute rights only if Geely asks it to and provide satisfactory assurances to the Geely Depositary that it is legal to do so. If the Geely Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Geely Shares, new Geely ADSs representing the new Geely Shares, to subscribing Geely ADS holders, but only if Geely ADS holders have paid the exercise price to the Geely Depositary. U.S. securities laws may restrict the ability of the Geely Depositary to distribute rights or Geely ADSs or other securities issued on exercise of rights to all or certain Geely ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The Geely Depositary will send to Geely ADS holders anything else Geely distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Geely Depositary has a choice. It may decide to sell what Geely distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what Geely distributed, in which case Geely ADSs will also represent the newly distributed property. However, the Geely Depositary is not required to distribute any securities (other than Geely ADSs) to Geely ADS holders unless it receives satisfactory evidence from Geely that it is legal to make that distribution. The Geely Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the Geely Depositary to distribute securities to all or certain Geely ADS holders, and the securities distributed may be subject to restrictions on transfer.

The Geely Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Geely ADS holders. Geely has no obligation to register Geely ADSs, Geely Shares, rights or other securities under the Securities Act. Geely also has no obligation to take any other action to permit the distribution of Geely ADSs, Geely Shares, rights or anything else to Geely ADS holders. This means that you may not receive the distributions Geely makes on Geely Shares or any value for them if it is illegal or impractical for Geely to make them available to you.

Deposit, Withdrawal and Cancellation

How are Geely ADSs issued?

In connection with the Merger, the Geely Depositary will deliver or cause to be delivered to you Geely ADSs representing the Geely Shares to which you are entitled to pursuant to the terms of the Merger Agreement. Geely will pay any fees imposed on you by the Geely Depositary in connection with the issuance of such Geely ADSs to you in connection with the Merger.

Other than as described above, the Geely Depositary will deliver Geely ADSs if you or your broker deposits Geely Shares or evidence of rights to receive Geely Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Geely Depositary will register the appropriate number of Geely ADSs in the names you request and will deliver the Geely ADSs to or upon the order of the person or persons that made the deposit.

How can Geely ADS holders withdraw the deposited securities?

You may surrender your Geely ADSs to the Geely Depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Geely Depositary will deliver the Geely Shares and any other deposited securities underlying the Geely ADSs to the Geely ADS holder or a person the Geely ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Geely Depositary will deliver the deposited securities at its office, if feasible. However, the Geely Depositary is not required to accept surrender of Geely ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The Geely Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

When can Geely ADSs be cancelled by the Geely Depositary?

The Geely Depositary may cancel Geely ADSs if there are no underlying deposited securities, or those deposited securities have become apparently worthless or to the extent there are insufficient underlying deposited securities because of an increase in the number of Geely Shares represented by one Geely ADS.

How do Geely ADS holders interchange between certificated Geely ADSs and uncertificated Geely ADSs?

You may surrender your Geely ADR to the Geely Depositary for the purpose of exchanging your Geely ADR for uncertificated Geely ADSs. The Geely Depositary will cancel that Geely ADR and will send to the Geely ADS holder a statement confirming that the Geely ADS holder is the registered holder of uncertificated Geely ADSs. Upon receipt by the Geely Depositary of a proper instruction from a registered holder of uncertificated Geely ADSs requesting the exchange of uncertificated Geely ADSs for certificated Geely ADSs, the Geely Depositary will execute and deliver to the Geely ADS holder a Geely ADR evidencing those Geely ADSs.

Voting Rights

How do you vote?

Geely ADS holders may instruct the Geely Depositary how to vote the number of deposited Geely Shares their Geely ADSs represent. If Geely requests the Geely Depositary to solicit your voting instructions (and Geely is not required to do so), the Geely Depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how Geely ADS holders may instruct the Geely Depositary how to vote. For instructions to be valid, they must reach the Geely Depositary by a date set by the Geely Depositary. The Geely Depositary will try, as far as practical, subject to the laws of Cayman Islands and the provisions of Geely’s articles of association or similar documents, to vote or to have its agents vote the Geely Shares or other deposited securities as instructed by Geely ADS holders. If Geely does not request the Geely Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the Geely Depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the Geely Depositary as described above, you will not be able to exercise voting rights unless you surrender your Geely ADSs and withdraw the Geely Shares. However, you may not know about the meeting enough in advance to withdraw the Geely Shares. In any event, the Geely Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

Geely cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Geely Depositary to vote the Geely Shares represented by your Geely ADSs. In addition, the Geely Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the Geely Shares represented by your Geely ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Geely Depositary as to the exercise of voting rights relating to deposited securities, if Geely requests the Geely Depositary to act, Geely agrees to give the Geely Depositary notice of any such meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting date.

Fees and Expenses

Holders or persons depositing or withdrawing Geely Shares, surrendering Geely ADSs, or to whom or from whom Geely ADSs are delivered or cancelled, must pay:	For:

$10.00 (or less) per 100 Geely ADSs (or portion of 100 ADSs)	Issuance of Geely ADSs, including issuances resulting from a distribution of Geely Shares or rights or other property or in relation to a change in the number of Geely Shares represented by Geely ADSs

Surrender of Geely ADSs for the purpose of withdrawal or cancellation of Geely ADSs, including if the Geely Deposit Agreement terminates or in relation to a change in the number of Geely Shares represented by Geely ADSs

$.10 (or less) per Geely ADS	Any cash distribution to Geely ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Geely Shares and the Geely Shares had been deposited for issuance of Geely ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Geely Depositary to Geely ADS holders

Fees assessed from time to time, but not exceeding $.10 per Geely ADS during any calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Geely Shares on Geely’s share register to or from the name of the Geely Depositary or its agent when you deposit or withdraw Geely Shares

Expenses of the Geely Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the Geely Deposit Agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Geely Depositary or the custodian has to pay on any Geely ADSs or Geely Shares underlying Geely ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the Geely Depositary or its agents for servicing the deposited securities	As necessary

The Geely Depositary collects its fees for delivery and surrender of Geely ADSs directly from investors depositing Geely Shares or surrendering Geely ADSs for the purpose of withdrawal or from intermediaries acting for them. The Geely Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Geely Depositary may collect fees for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed $.10 per Geely ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The Geely Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to Geely ADS holders that are obligated to pay those fees. The Geely Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Geely will pay any fees imposed on you by the Geely Depositary in connection with the issuance of Geely ADSs to you which represent the Geely Shares to which you are entitled to receive in the Merger pursuant to the terms of the Merger Agreement.

From time to time, the Geely Depositary may make payments to Geely to reimburse Geely for costs and expenses generally arising out of establishment and maintenance of the Geely ADS program, waive fees and expenses for services provided to Geely by the Geely Depositary or share revenue from the fees collected from Geely ADS holders. In performing its duties under the Geely Deposit Agreement, the Geely Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Geely Depositary and that may earn or share fees, spreads or commissions.

The Geely Depositary may convert currency itself or through any of its affiliates, or the custodian or Geely may convert currency and pay U.S. dollars to the Geely Depositary. Where the Geely Depositary converts currency itself or through any of its affiliates, the Geely Depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Geely Deposit Agreement and the rate that the Geely Depositary or its affiliate receives when buying or selling foreign currency for its own account.  The Geely Depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the Geely Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Geely ADS holders, subject to the Geely Depositary’s obligation to act without negligence or bad faith.  The methodology used to determine exchange rates used in currency conversions made by the Geely Depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to Geely ADS holders, and the Geely Depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate.  In certain instances, the Geely Depositary may receive dividends or other distributions from Geely in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by Geely and, in such cases, the Geely Depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor Geely make any representation that the rate obtained or determined by Geely is the most favorable rate and neither it nor Geely will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your Geely ADSs or on the deposited securities represented by any of your Geely ADSs. The Geely Depositary may refuse to register any transfer of your Geely ADSs or allow you to withdraw the deposited securities represented by your Geely ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your Geely ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Geely Depositary sells deposited securities, it will, if appropriate, reduce the number of Geely ADSs to reflect the sale and pay to Geely ADS holders any proceeds, or send to Geely ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The Geely Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an Geely ADS holder surrendering Geely ADSs and subject to any conditions or procedures the Geely Depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the Geely Depositary as a holder of deposited securities, the Geely Depositary will call for surrender of a corresponding number of Geely ADSs and distribute the net redemption money to the holders of called Geely ADSs upon surrender of those Geely ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Geely Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Geely Depositary will hold those replacement securities as deposited securities under the Geely Deposit Agreement. However, if the Geely Depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to Geely ADS holders or for any other reason, the Geely Depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the Geely ADSs.

If there is a replacement of the deposited securities and the Geely Depositary will continue to hold the replacement securities, the Geely Depositary may distribute new Geely ADSs representing the new deposited securities or ask you to surrender your outstanding Geely ADSs in exchange for new Geely ADSs identifying the new deposited securities.

If there are no deposited securities underlying Geely ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying Geely ADSs have become apparently worthless, the Geely Depositary may call for surrender of those Geely ADSs or cancel those Geely ADSs upon notice to the Geely ADS holders.

Amendment and Termination

How may the Geely Deposit Agreement be amended?

Geely may agree with the Geely Depositary to amend the Geely Deposit Agreement and the Geely ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Geely Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Geely ADS holders, it will not become effective for outstanding Geely ADSs until 30 days after the Geely Depositary notifies Geely ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Geely ADSs, to agree to the amendment and to be bound by the Geely ADRs and the Geely Deposit Agreement as amended.

How may the Geely Deposit Agreement be terminated?

The Geely Depositary will initiate termination of the Geely Deposit Agreement if Geely instructs it to do so. The Geely Depositary may initiate termination of the Geely Deposit Agreement if

•	60 days have passed since the Geely Depositary told Geely it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	Geely delists the Geely ADSs from an exchange in the United States on which they were listed and do not list the Geely ADSs on another exchange in the United States or make arrangements for trading of Geely ADSs on the U.S. over-the-counter market;

•	Geely delists Geely Shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•	the Geely Depositary has reason to believe the Geely ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	Geely appears to be insolvent or enters insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the Geely ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the Geely Deposit Agreement will terminate, the Geely Depositary will notify Geely ADS holders at least 90 days before the termination date. At any time after the termination date, the Geely Depositary may sell the deposited securities. After that, the Geely Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Geely Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the Geely ADS holders that have not surrendered their Geely ADSs. Normally, the Geely Depositary will sell as soon as practicable after the termination date.

After the termination date and before the Geely Depositary sells, Geely ADS holders can still surrender their Geely ADSs and receive delivery of deposited securities, except that the Geely Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The Geely Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The Geely Depositary will continue to collect distributions on deposited securities, but, after the termination date, the Geely Depositary is not required to register any transfer of Geely ADSs or distribute any dividends or other distributions on deposited securities to Geely ADS holders (until they surrender their Geely ADSs) or give any notices or perform any other duties under the Geely Deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on Geely’s Obligations and the Obligations of the Geely Depositary; Limits on Liability to Holders of Geely ADSs

The Geely Deposit Agreement expressly limits Geely’s obligations and the obligations of the Geely Depositary. It also limits Geely’s liability and the liability of the Geely Depositary. Geely and the Geely Depositary:

•	are only obligated to take the actions specifically set forth in the Geely Deposit Agreement without negligence or bad faith, and the Geely Depositary will not be a fiduciary or have any fiduciary duty to holders of Geely ADSs;

•	are not liable if Geely or the Geely Depositary is prevented or delayed by law or by events or circumstances beyond Geely’s or the Geely Depositary’s ability to prevent or counteract with reasonable care or effort from performing Geely’s or the Geely Depositary’s obligations under the Geely Deposit Agreement;

•	are not liable if Geely or it exercises discretion permitted under the Geely Deposit Agreement;

•	are not liable for the inability of any holder of Geely ADSs to benefit from any distribution on deposited securities that is not made available to holders of Geely ADSs under the terms of the Geely Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Geely Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the Geely ADSs or the Geely Deposit Agreement on your behalf or on behalf of any other person;

•	may rely upon any documents Geely believes or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	has no duty to make any determination or provide any information as to Geely’s tax status, or any liability for any tax consequences that may be incurred by Geely ADS holders as a result of owning or holding Geely ADSs or be liable for the inability or failure of a Geely ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the Geely Deposit Agreement, Geely and the Geely Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Geely Depositary will deliver or register a transfer of Geely ADSs, make a distribution on Geely ADSs, or permit withdrawal of Geely Shares, the Geely Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Geely Shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Geely Deposit Agreement, including presentation of transfer documents.

The Geely Depositary may refuse to deliver Geely ADSs or register transfers of Geely ADSs when the transfer books of the Geely Depositary or Geely’s transfer books are closed or at any time if the Geely Depositary or Geely thinks it advisable to do so.

Your Right to Receive the Shares Underlying your Geely ADSs

Geely ADS holders have the right to cancel their Geely ADSs and withdraw the underlying Geely Shares at any time except:

•	when temporary delays arise because: (i) the Geely Depositary has closed its transfer books or Geely has closed Geely’s transfer books; (ii) the transfer of Geely Shares is blocked to permit voting at a shareholders' meeting; or (iii) Geely is paying a dividend on Geely Shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Geely ADSs or to the withdrawal of Geely Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Geely Deposit Agreement.

Direct Registration System

In the Geely Deposit Agreement, all parties to the Geely Deposit Agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the Geely ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated Geely ADSs and holding of security entitlements in Geely ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated Geely ADSs, to direct the Geely Depositary to register a transfer of those Geely ADSs to DTC or its nominee and to deliver those Geely ADSs to the DTC account of that DTC participant without receipt by the Geely Depositary of prior authorization from the Geely ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Geely Deposit Agreement understand that the Geely Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of a Geely ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the Geely ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Geely Deposit Agreement, the parties agree that the Geely Depositary’s reliance on and compliance with instructions received by the Geely Depositary through the DRS/Profile system and in accordance with the Geely Deposit Agreement will not constitute negligence or bad faith on the part of the Geely Depositary.

Shareholder Communications; Inspection of Register of Holders of Geely ADSs

The Geely Depositary will make available for your inspection at its office all communications that it receives from Geely as a holder of deposited securities that Geely makes generally available to holders of deposited securities. The Geely Depositary will send you copies of those communications or otherwise make those communications available to you if Geely asks it to. You have a right to inspect the register of holders of Geely ADSs, but not for the purpose of contacting those holders about a matter unrelated to Geely’s business or the Geely ADSs.

Jury Trial Waiver

The Geely Deposit Agreement provides that, to the extent permitted by law, Geely ADS holders waive the right to a jury trial of any claim they may have against Geely or the Geely Depositary arising out of or relating to Geely Shares, the Geely ADSs or the Geely Deposit Agreement, including any claim under the U.S. federal securities laws. If Geely or the Geely Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the Geely Deposit Agreement, be deemed to have waived Geely’s or the Geely Depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder in as much as no one is able to waive compliance by anyone else with those laws and regulations.

TAXATION

The following discussion of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the Geely ADSs or Geely Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the Geely ADSs or Geely Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to Geely or holders of the Geely ADSs or Geely Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by Geely. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Geely ADSs or Geely Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Geely ADSs or Geely Shares, nor will gains derived from the disposal of the Geely ADSs or Geely Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as an establishment that has substantial all of the management and control over an enterprise’s production, business operations, personnel, accountings and properties, etc.

In addition, the Notice on Issues Concerning the Determination of Chinese-Controlled Offshore Incorporated Enterprises as Resident Enterprises on the Basis of Effective Management (the “SAT Circular 82”) issued by the SAT in April 2009 (as amended from time to time) specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises registered outside PRC if the following are located or resident in the PRC: (a) the premises where the senior management personnel and departments that are responsible for daily production, operation and management of the enterprise perform their functions ; (b) financial and personnel decision making bodies or approval giving bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post- determination matters. Geely is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, Geely does not believe that it meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, Geely believes its other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with Geely. If the PRC tax authorities determine that Geely is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends Geely pays to its non-PRC enterprise shareholders (including the Geely ADS holders). In addition, non-resident enterprise shareholders (including the Geely ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of Geely ADSs or Geely Shares, if such gains are treated as sourced from within the PRC. Furthermore, if Geely is deemed a PRC resident enterprise, dividends paid to Geely’s non-PRC individual shareholders (including the Geely ADS holders) and any gain realized on the transfer of Geely ADSs or Geely Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty or tax arrangement, but it is unclear whether non-PRC shareholders of Geely would be able to obtain the benefits of any tax treaties or agreements between their country of tax residence and the PRC in the event that Geely is treated as a PRC resident enterprise.

Material U.S. Federal Income Tax Considerations

The following are certain material U.S. federal income tax consequences to you of the ownership and disposition of the Geely ADSs and Geely Shares, as applicable, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the Geely ADSs or Geely Shares.

This discussion applies to you only if you are a U.S. Holder (as defined below), you acquire the Geely ADSs or Geely Shares in exchange for your Zeekr ADSs or Zeekr Shares, in each case, in connection with the Merger and you hold the Geely ADSs or Geely Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:

•	a bank or financial institution;

•	an insurance company;

•	a real estate investment trust;

•	a regulated investment company;

•	a broker, dealer or electing trader in securities that uses a mark-to-market method of tax accounting;

•	a person that holds Geely ADSs or Geely Shares as part of a straddle, hedging, integrated or similar transaction;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	an entity or arrangement classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;

•	a tax-exempt or governmental entity or organization, “individual retirement account” or “Roth IRA”;

•	persons who acquire the Geely ADSs or Geely Shares through the exercise of an option or otherwise as compensation;

•	“controlled foreign corporations” or “passive foreign investment companies”;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	a person deemed to sell the Geely ADSs or Geely Shares under the constructive sale provisions of the Code (as defined below);

•	a person that owns or is deemed to own Geely ADSs or Geely Shares representing 10% or more of Geely’s stock by vote or value; or

•	a person that holds Geely ADSs or Geely Shares in connection with a trade or business, permanent establishment or fixed base outside the United States.

If you are a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that owns Geely ADSs or Geely Shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that may acquire the Geely ADSs or Geely Shares in connection with the Merger, you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of the Geely ADSs or Geely Shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”) all as of the date hereof, any of which is subject to change, possibly with retroactive effect, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurances that the IRS or a court will agree with such statements and conclusions. This discussion assumes that the representations contained in the Geely Deposit Agreement are true and that each obligation under the Geely Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the Geely ADSs or Geely Shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own the Geely ADSs you will be treated as the owner of the underlying Geely Shares represented by those Geely ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your Geely ADSs for the underlying Geely Shares represented by those Geely ADSs. The U.S. Treasury Department has expressed concerns that intermediaries in the chain of ownership between the holder of American depositary shares and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of Geely ADSs and Geely if, as a result of such actions, the holders of Geely ADSs are not properly treated as beneficial owners of the underlying ordinary shares.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the Geely ADSs or Geely Shares in your particular circumstances.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

Distributions paid on the Geely ADSs or Geely Shares, other than certain pro rata distributions of Geely ADSs or Geely Shares, will be treated as dividends to the extent paid out of Geely’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, it would be treated first as a return of your tax basis in the Geely ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because Geely does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for a dividends-received deduction. If you are a non-corporate U.S. Holder that owns Geely ADSs, subject to applicable limitations, dividends paid to you with respect to your Geely ADSs or Geely Shares may be taxable at a favorable rate applicable to “qualified dividend income” if certain conditions are met, and provided that Geely is not a passive foreign investment company (a “PFIC”) for Geely’s taxable year of the distribution or the preceding taxable year. If you are a non-corporate U.S. Holder, you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations in your particular circumstances.

Dividends generally will be included in your income on the date of receipt by you (in the case of Geely Shares) or by the depositary (in the case of Geely ADSs). The amount of income with respect to a dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income and generally will be “passive category” income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by Geely may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the Treaty) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and Geely has not determined whether the PRC income tax system meets this requirement. The IRS released notices which provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax adviser regarding the creditability of any PRC taxes in your particular circumstances (including your eligibility for Treaty benefits). In lieu of claiming a credit, you may be able to elect to deduct any PRC taxes withheld in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of Geely ADSs or Geely Shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

You will generally recognize capital gain or loss on a sale or other taxable disposition of Geely ADSs or Geely Shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the Geely ADSs or Geely Shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the Geely ADSs or Geely Shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of Geely ADSs or Geely Shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty, you may be able to elect to treat gains from the disposition of your Geely ADSs or Geely Shares as foreign-source income and claim a foreign tax credit with respect to any PRC income taxes on these gains. Under relevant Treasury regulations, you will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of your Geely ADSs or Geely Shares unless you are eligible for Treaty benefits and elect to apply them. As discussed above under “—Taxation of Distributions,” the IRS released notices which provide relief from certain of the provisions of the Treasury regulations described above (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit you from claiming a foreign tax credit with respect to PRC income taxes on disposition gains, other limitations under the foreign tax credit rules may preclude you from claiming a foreign tax credit with respect to such taxes. If you are precluded from claiming a foreign tax credit, it is possible that PRC income taxes on disposition gains may be deductible. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser regarding your eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and any applicable limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash is generally a passive asset for these purposes. Goodwill and other intangibles are generally treated as active assets to the extent associated with business activities that produce active income.

There can be no assurance that we will not be considered a PFIC in the current taxable year or in any future year. Geely’s PFIC status for any taxable year is an annual determination that is fact-specific and can be made only after the end of that year and will depend on the composition of Geely’s income and assets and the value of Geely’s assets from time to time. The value of Geely’s unbooked goodwill and other intangibles may be determined, in part, by reference to the market price of the Geely ADSs and Geely Shares from time to time, which could be volatile.

If Geely is a PFIC for any taxable year and any entity in which Geely owns or is deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions. You should consult your tax adviser regarding the application of the PFIC rules to any Lower-tier PFIC.

In general, if Geely is a PFIC for any taxable year during which you own the Geely ADSs or Geely Shares, gain recognized by you on a sale or other disposition (including certain pledges) of your Geely ADSs or Geely Shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before Geely became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your Geely ADSs or Geely Shares exceed 125% of the average of the annual distributions on the Geely ADSs or Geely Shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If Geely is a PFIC for any taxable year during which you own Geely ADSs or Geely Shares, Geely will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the Geely ADSs or Geely Shares, even if Geely ceases to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case you will be deemed to have sold the Geely ADS or Geely Shares on the last day of the last taxable year in which we qualified as a PFIC and any gain on the deemed sale will be taxed under the PFIC rules described above. After the deemed sale election, the Geely ADSs or Geely Shares with respect to which the deemed sale election was made will not be treated as American depositary shares or shares in a PFIC unless we subsequently become a PFIC.

Alternatively, if Geely is a PFIC and if the Geely ADSs or Geely Shares are “regularly traded” on a “qualified exchange” (each as defined in applicable Treasury regulations), you may be able to make a mark-to-market election with respect to the Geely ADSs or Geely Shares, as applicable, that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The Geely ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the Geely ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (or, for the quarter of the calendar year in which the offering occurs, such reduced number of days as prescribed by applicable Treasury regulations). The Geely ADSs are not expected to be listed on any exchange, and Geely has not made any determination whether its Geely Shares are to be considered “regularly traded” on a “qualified exchange” for these purposes. You should consult your tax adviser regarding the determination of whether you will be eligible to make a mark-to-market election with respect to your Geely ADSs or Geely Shares as well as the advisability of making any such election.

If you are a U.S. Holder that owns Geely ADSs or Geely Shares and make a valid mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the Geely ADSs or Geely Shares, as applicable, at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Geely ADSs or Geely Shares, as applicable, over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. Furthermore, your tax basis in the Geely ADSs or Geely Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Geely ADSs or Geely Shares in a taxable year in which Geely is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make a valid mark-to-market election, distributions paid on Geely Shares will be treated as discussed under “—Taxation of Distributions” above. Once made, the election will remain in effect for all taxable years in which Geely is a PFIC, unless it is revoked with the IRS’s consent, or the Geely Shares, as applicable, cease to be considered regularly traded on a qualified exchange. There is no provision of law or official guidance that permits you to make a mark-to-market election with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves regularly traded on a qualified exchange. As a result, if you make a mark-to-market election with respect to the Geely ADSs or Geely Shares, as applicable, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if Geely is a PFIC for any taxable year.

We do not intend to provide information necessary to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If Geely is a PFIC for any taxable year during which you own Geely ADSs or Geely Shares, you will generally be required to file annual reports on IRS Form 8621. You should consult your tax adviser regarding Geely’s PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of Geely ADSs or Geely Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” (and establish that fact if required to do so) or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of Geely ADSs or Geely Shares, or non-U.S. accounts through which your Geely ADSs or Geely Shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the Geely ADSs and Geely Shares.

The foregoing summary of United States federal income tax consequences is for general informational purposes only and does not constitute tax advice. All holders are urged to consult their own tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal non-income tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

MARKET PRICE OF THE ZEEKR ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the Zeekr ADSs

The following table sets forth the high and low sales prices for the ADSs on NYSE under the symbol “ZK” for the periods indicated.

	Sales Price Per ADS (in US$)
	High	Low
Quarterly
2024
Second quarter	32.24	18.33
Third quarter	25.30	13.00
Fourth quarter	32.76	20.25
2025
First quarter	33.32	23.01
Second quarter	30.30	17.91
Third quarter (through July 18, 2025)	30.36	25.50

The Per ADS Cash Consideration represents a premium of approximately 18.9% to the closing price of Zeekr ADSs on May 6, 2025, the last trading day prior to the public disclosure of the acquisition proposal, and a premium of approximately 25.6% to the volume-weighted average closing price of Zeekr ADSs during the last 30 trading days prior to the public disclosure of the acquisition proposal. On August 1, 2025, the most recent practicable date before the date of this proxy statement, the high and low reported sales prices of the Zeekr ADSs were US$28.17 and US$27.08, respectively. You are urged to obtain a current market price quotation for your Zeekr Shares in connection with voting your Zeekr Shares.

Dividend Policy

The Company has not previously declared or paid any cash dividend or dividend in kind and has no plan to declare or pay any dividends in the near future on Zeekr Shares. The Company currently intends to retain most, if not all, of the Company’s available funds and any future earnings to operate and expand the Company’s business.

The Company is a holding company incorporated in the Cayman Islands. The Company relies principally on dividends from its PRC subsidiaries for its cash requirements, including any payment of dividends to the Company’s shareholders. PRC regulations may restrict the ability of the Company’s PRC subsidiaries to pay dividends to the Company.

The Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, the Company’s shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. If the Company pays any dividends on Zeekr Shares, the Company will pay those dividends which are payable in respect of the Zeekr Shares underlying the Zeekr ADSs to Depositary, as the registered holder of such Zeekr Shares, and the Depositary then will pay such amounts to the Zeekr ADS holders in proportion to the Zeekr Shares underlying the Zeekr ADSs held by such Zeekr ADS holders, subject to the terms of the Zeekr Deposit Agreement, including the fees and expenses payable thereunder.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of the Zeekr Shares, as part of the solicitation of proxies by the Special Committee for use at the EGM described below.

Date, Time and Place of the EGM

The EGM will be held on September 15, 2025, at 10:00 a.m. (Beijing time) at Room 5203, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China.

Proposals to be Considered at the EGM

At the EGM, you will be asked to consider and vote upon:

•	as a special resolution:

THAT Merger Agreement, the Plan of Merger and the Transactions, including (i) the Merger, and (ii) upon the Merger becoming effective, the Adoption of Amended M&A be authorized and approved; and

•	as an ordinary resolution:

THAT each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and upon the Merger becoming effective, the Adoption of Amended M&A; and

•	if necessary, as an ordinary resolution:

THAT the EGM be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the resolutions to be proposed at the EGM.

The Board’s Recommendation

The Board, acting on the unanimous recommendation of the Special Committee:

•	determined that the execution by the Company of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, are fair to and in the best interest of the Company and its shareholders, and declared it advisable, for the Company to enter into the Merger Agreement and the Plan of Merger and to consummate the Transactions, including the Merger,

•	authorized and approved the execution, delivery and performance of the Merger Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and

•	resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions to the Company’s shareholders and to direct that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company for their approval and authorization at an extraordinary general meeting of the Company’s shareholders.

Record Date; Shares and ADSs Entitled to Vote

You are entitled to attend and vote at the EGM if you have Zeekr Shares registered in your name as of 10:00 a.m. New York City time on the Share Record Date. If you own Zeekr Shares as of 10:00 a.m. New York City time on the Share Record Date, you should lodge your proxy card so that the proxy card is received by the Company no later than 10:00 a.m. (Beijing time) on September 13, 2025, being 48 hours before the time appointed for the EGM.

If you own Zeekr ADSs as of the close of business in New York City on the ADS Record Date (and do not surrender such Zeekr ADSs and become a registered holder of the Zeekr Shares underlying such Zeekr ADSs, as explained below), you cannot vote directly nor are you able to attend the EGM, but you may instruct the Depositary (as the holder of the Zeekr Shares underlying your Zeekr ADSs) how to vote the Zeekr Shares underlying your Zeekr ADSs. The Depositary must receive your instructions no later than 12:00 noon (New York City time) on September 10, 2025, 2025 in order to ensure the Zeekr Shares underlying your Zeekr ADSs are properly voted at the EGM.

Quorum

A quorum of the Company’s shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the EGM is one or more shareholders holding Zeekr Shares that represent not less than one-third of the outstanding Zeekr Shares carrying the right to vote at the EGM. In the event that a quorum is not present at the EGM, we currently expect that we will adjourn the EGM to solicit additional proxies in favor of the authorization and approval of the Merger Agreement.

Vote Required

Under the Cayman Islands Companies Act, in order for the Merger to be consummated, the Merger and the Plan of Merger must be approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) representing at least two-thirds of the voting power of the issued and outstanding Zeekr Shares present and voting in person or by proxy as a single class at the EGM or any adjournment or postponement thereof. If this vote is not obtained, the Merger will not be consummated.

As of the date of this proxy statement, there are 2,561,728,021 Zeekr Shares issued and outstanding (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards), all of which are entitled to vote on the proposals at the EGM, subject to the procedures described below under “The Extraordinary General Meeting — Procedures for Voting.” We expect that, as of the Share Record Date, there will be 2,561,728,021 Zeekr Shares issued and outstanding (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards), all of which will be entitled to vote on the proposals at the EGM, subject to the procedures described below under “The Extraordinary General Meeting — Procedures for Voting.”

As of the date of the proxy statement, the Buyer and its subsidiaries beneficially own in the aggregate 1,668,996,860 Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs), which represent approximately 65.2% of the total voting power of the total issued and outstanding Zeekr Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 105 for additional information. Pursuant to the Merger Agreement, among other things, all of these Zeekr Shares held by the Buyer and its subsidiaries will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger. Accordingly, based on the 2,561,728,021 Zeekr Shares expected to be issued and outstanding (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards) on the Share Record Date (defined below), and assuming that all shareholders of the Company will be present and voting in person or by proxy at the EGM and that the Buyer and its subsidiaries will vote all their Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) in favor of the special resolution and a quorum will be present at the EGM, the approval of the special resolution to be proposed at the EGM will require an additional 38,821,821 Zeekr Shares owned by the holders of Zeekr Shares other than the Buyer or its subsidiaries, representing approximately 1.5% of the voting power of the total issued and outstanding Zeekr Shares as of the Share Record Date, to be voted in favor of such special resolution.

Procedures for Voting

Shares

Only shareholders registered on the register of members of the Company as of 10:00 a.m., New York City time, on the Share Record Date will receive the final proxy statement and proxy card directly from the Company. Shareholders registered on the register of members of the Company as of 10:00 a.m. New York City time on the Share Record Date or their proxy holders are entitled to vote and may participate in the EGM or any adjournment thereof. Shareholders who have acquired Zeekr Shares after 10:00 a.m. New York City time on the Share Record Date may not attend or vote at the EGM unless they receive a proxy from the person or entity who was the registered holder of such Zeekr Shares as of the Share Record Date. Each registered holder of Zeekr Shares has one vote for each Zeekr Share held as of 10:00 a.m. New York City time on the Share Record Date.

Shareholders wanting to vote by proxy should indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible so that it is received by the Company no later than 10:00 a.m. (Beijing time) on September 13, 2025, being 48 hours before the time appointed for the EGM, the deadline to lodge the proxy card. Shareholders can also attend the EGM and vote in person.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards or need additional copies of this proxy statement or the accompanying proxy card should e-mail our Investor Relations Department at ir@zeekrlife.com.

ADS

Holders of Zeekr ADSs as of the close of business in New York City on the ADS Record Date will receive the final proxy statement and Zeekr ADS voting instruction card either directly from the Depositary (in the case of registered holders of Zeekr ADSs) or these materials will be forwarded to them by a third party service provider (in the case of beneficial owners of Zeekr ADSs who are not registered holders of Zeekr ADSs). Holders of Zeekr ADSs as of the close of business on August 14, 2025 (New York City time) (who do not surrender such Zeekr ADSs and become a registered holder of the Zeekr Shares underlying such Zeekr ADSs, as explained in the following paragraph) cannot attend or vote at the EGM directly, but may instruct the Depositary how to vote the Zeekr Shares underlying the Zeekr ADSs by completing and signing an Zeekr ADS voting instruction card provided by the Depositary and returning it in accordance with the instructions printed on the card. The Depositary must receive the Zeekr ADS voting instruction card no later than 12:00 noon (New York City time) on September 10, 2025. The Depositary will endeavor, in so far as practicable, to vote or cause to be voted the Zeekr Shares represented by Zeekr ADSs in accordance with your voting instructions. The Depositary has advised us that, pursuant to the provisions of the Zeekr Deposit Agreement, it will not vote or attempt to exercise the right to vote any Zeekr Shares other than in accordance with signed voting instructions from the relevant Zeekr ADS holder and, accordingly, Zeekr Shares represented by Zeekr ADSs for which no timely voting instructions are received by the Depositary will not be voted. If you hold your Zeekr ADSs in a securities account with a broker, bank or other intermediary, you must rely on the procedures of such intermediary if you wish to vote.

Holders of Zeekr ADSs will not be able to attend or vote at the EGM directly (whether in person or by proxy) unless they surrender their Zeekr ADSs for delivery of, Zeekr Shares and become registered in the Company’s register of members as holders of Zeekr Shares prior to the close of business in the Cayman Islands on the Share Record Date. Zeekr ADS holders who wish to attend and vote at the EGM need to make arrangements with their broker or custodian to deliver the Zeekr ADSs to the Depositary for cancellation sufficiently in advance, together with (a) delivery instructions for the corresponding Zeekr Shares represented by such Zeekr ADSs (including, if applicable, the name and address of person who will be the registered holder of such Zeekr Shares), and (b) payment of Depositary’s fees associated with such cancellation (US$5.00 per 100 Zeekr ADSs (or portion thereof) to be cancelled and a wire fee of US$17.50 per transaction), which will not be borne by the Surviving Company, and any applicable taxes. If you hold your Zeekr ADSs in a securities account with a broker, bank or other intermediary, please promptly contact your broker, bank or other intermediary to find out what actions you need to take to instruct the broker, bank or other intermediary to surrender the Zeekr ADSs on your behalf. Upon surrender of the Zeekr ADSs, the Depositary will direct The Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Zeekr Shares, to deliver, or cause the delivery of, the Zeekr Shares represented by the Zeekr ADSs so cancelled to or upon the written order of the person(s) designated in the order delivered to the Depositary for such purpose. If you hold Zeekr ADSs through a broker or other securities intermediary, you should contact that broker or intermediary to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time. If after the registration of Zeekr Shares in your name you wish to receive a certificate evidencing the Zeekr Shares registered in your name, you will need to request the Company to instruct its registered office provider or share registrar to issue and mail a certificate to your attention. If the Merger is not consummated, the Company will continue to be a publicly traded company in the United States and Zeekr ADSs will continue to be listed on NYSE, provided that the Company continues to meet the NYSE’s listing requirements. Zeekr Shares are not listed and cannot be traded on any stock exchange other than the NYSE, and in such case only as represented by Zeekr ADSs. As a result, if you have surrendered your Zeekr ADSs to attend the EGM and the Merger is not consummated and you wish to be able to sell your Zeekr Shares on a stock exchange, you will need to deposit your Zeekr Shares into the Company’s ADS program for the issuance of the corresponding number of Zeekr ADSs, subject to the terms and conditions of applicable law and the Zeekr Deposit Agreement, including, among other things, payment of relevant fees of the Depositary for the issuance of Zeekr ADSs (US$5.00 per 100 Zeekr ADS (or portion thereof) issued), applicable share transfer taxes (if any), and related charges pursuant to the Zeekr Deposit Agreement.

Proxy Holders for Registered Shareholders

Shareholders registered on the register of members of the Company as of 10:00 a.m. New York City time on the Share Record Date who are unable to participate in the EGM may appoint and the person or the chairman of the EGM as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the chairman of the EGM as proxy holder will vote in favor of the resolutions proposed at the EGM according to the recommendation of the Special Committee. If new proposals (other than those on the agenda) are put forth before the EGM, the chairman of the EGM as proxy holder will vote in accordance with the position of the Board.

Voting of Proxies and Failure to Vote

All Zeekr Shares represented by valid proxies will be voted at the EGM in the manner specified by the holder. If a Zeekr Shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Zeekr Shares represented by that proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including (i) the Merger, and (ii) upon the Merger becoming effective, the Adoption of Amended M&A, FOR the proposal to authorize each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and upon the Merger becoming effective, the Adoption of Amended M&A, and FOR the proposal to adjourn the EGM in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the resolutions to be proposed at the EGM, unless the shareholder appoints a person other than the chairman of the EGM as proxy, in which case the Zeekr Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. If a Zeekr Shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the EGM and to obtain required votes described in “The Extraordinary General Meeting —Vote Required.” Brokers, banks or other nominees who hold Zeekr Shares in “street name” for customers who are the beneficial owners of such Zeekr Shares may not give a proxy to vote those customers’ Zeekr Shares in the absence of specific instructions from those customers. If proxies are properly dated, executed and returned by holders of Zeekr Shares and no specific instructions are given by such holders, such Zeekr Shares will be voted “FOR” the proposals (unless the shareholder appoints a person other than the chairman of the EGM as proxy, in which case the Zeekr Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines) and in the proxy holder’s discretion as to other matters that may properly come before the EGM. Abstentions by holders of Zeekr Shares are included in the determination of the number of Zeekr Shares present but are not counted as votes for or against a proposal. If no proxy is given by such holders of Zeekr Shares, broker non-votes will be counted toward a quorum but will not be treated as voted on any proposals at the EGM.

If holders of Zeekr ADSs do not timely deliver specific voting instructions to the Depositary, the Depositary has advised the Company that it will not vote or attempt to exercise the right to vote any Zeekr Shares underlying such holders’ Zeekr ADSs. Brokers, banks and other securities intermediaries that hold Zeekr ADSs in “accounts” for their customers do not have discretionary authority to provide the Depositary with voting instructions on how to vote the Zeekr Shares underlying the Zeekr ADSs with respect to the adoption of the Merger Agreement. Accordingly, if banks, brokers or other securities intermediaries do not receive specific voting instructions from the beneficial owner of Zeekr ADSs, they may not provide the Depositary with voting instructions on how to vote the Zeekr Shares underlying the Zeekr ADSs with respect to the adoption of the Merger Agreement.

Revocability of Proxies

Registered holders of Zeekr Shares may revoke their proxies in one of three ways:

•	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the EGM at least two hours before the commencement of the EGM. Any written notice revoking a proxy should also be sent to the Company’s offices at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang 311215, People’s Republic of China, Attention: Investor Relations Department, at least two hours before the commencement of the EGM.

•	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that the new proxy card is received by the Company no later than 10:00 a.m. (Beijing time) on September 13, 2025, being 48 hours before the time appointed for the EGM, the deadline for shareholders to lodge proxy cards.

•	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the EGM.

If a Zeekr Shareholder holds Zeekr Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Zeekr Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Registered holders of Zeekr ADSs may revoke their voting instructions by notification to the Depositary in writing at any time prior to 12:00 noon (New York City time) on September 10, 2025. A holder of Zeekr ADSs can do this in one of two ways:

•	First, a registered holder of Zeekr ADSs can revoke its voting instruction by written notice of revocation timely delivered to the Depositary.

•	Second, a registered holder of Zeekr ADSs can complete, date and submit a new Zeekr ADS voting instruction card to the Depositary bearing a later date than the Zeekr ADS voting instruction card sought to be revoked.

If you hold your Zeekr ADSs through a broker, bank or other securities intermediary and you have instructed your broker, bank or other securities intermediary to give Zeekr ADS voting instructions to the Depositary, you must follow the directions of your broker, bank or other securities intermediary to change those instructions.

Rights of Shareholders Who Wish to Dissent from the Merger

Zeekr and Geely have considered whether the Zeekr shareholders will be entitled to exercise statutory dissenters’ rights in respect of the Merger under Section 238. Zeekr and Geely, having communicated with their advisors, are of the view that Section 239 applies to the Merger such that none of the rights of dissenters under Section 238 shall be available in respect of the Merger to the Zeekr Shareholders other than for any Zeekr Shareholder who is a Hong Kong Non-Professional Investor. Shareholders who are Hong Kong Non-Professional Investors and who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger in accordance with the provisions of Section 238, a copy of which is attached as Annex D to the accompanying proxy statement, will have the right to receive payment of the fair value of their Zeekr Shares as determined in accordance with the provisions of Section 238 if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the EGM, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 for the exercise of dissenters’ rights. The fair value of your Zeekr Shares as determined under the Cayman Islands Companies Act could be more than, the same as, or less than the Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Zeekr Shares.

ZEEKR ADS HOLDERS (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE ZEEKR SHARES UNDERLYING THEIR ZEEKR ADSS. THE DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE ZEEKR SHARES THAT IT HOLDS, EVEN IF A ZEEKR ADS HOLDER REQUESTS THE DEPOSITARY TO DO SO.

ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS AND WISH TO DISSENT FROM THE MERGER MUST SURRENDER THEIR ZEEKR ADSS TO THE DEPOSITARY, PAY THE DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ZEEKR ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING ZEEKR SHARES SUFFICIENTLY IN ADVANCE, AND BECOME REGISTERED HOLDERS OF ZEEKR SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EGM. THEREAFTER, SUCH FORMER ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE ZEEKR SHARES UNDER SECTION 238. IT IS DIFFICULT TO PREDICT HOW LONG THE STEPS DESCRIBED ABOVE MAY TAKE. ZEEKR ADS HOLDERS THAT WISH TO SURRENDER THEIR ZEEKR ADSS TO BECOME REGISTERED HOLDERS OF ZEEKR SHARES ARE ADVISED TO TAKE ACTION AS SOON AS POSSIBLE. IF THE MERGER IS NOT COMPLETED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE U.S., AND THE ZEEKR ADSS WILL CONTINUE TO BE LISTED ON THE NYSE, PROVIDED THAT THE COMPANY CONTINUES TO MEET THE NYSE’S LISTING REQUIREMENTS. THE ZEEKR SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NYSE, AND IN SUCH CASE ONLY AS REPRESENTED BY ZEEKR ADSS.

AS A RESULT, IF A FORMER ZEEKR ADS HOLDER (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) HAS CANCELLED HIS, HER OR ITS ZEEKR ADSS TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ZEEKR ADS HOLDER WISHES TO BE ABLE TO SELL HIS, OR HER OR ITS ZEEKR SHARES ON A STOCK EXCHANGE, SUCH FORMER ZEEKR ADS HOLDER WILL NEED TO DEPOSIT HIS, OR HER OR ITS ZEEKR SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ZEEKR ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE ZEEKR DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE DEPOSITARY FOR THE ISSUANCE OF ZEEKR ADSS (US$5.00 PER 100 ZEEKR ADS (OR PORTION THEREOF) ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE ZEEKR DEPOSIT AGREEMENT.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please e-mail our Investor Relations Department at ir@zeekrlife.com.

Solicitation of Proxies

We do not plan to engage a third-party service provider to assist in the solicitation process.

We may ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Zeekr Shares or Zeekr ADSs held of record by such nominee holders. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of Zeekr Shares or Zeekr ADSs and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the EGM other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement and the Plan of Merger, which are attached as Annex A and Annex B, respectively, to this proxy statement, and incorporated by reference into this section of this proxy statement. You are urged to read each of the Merger Agreement and the Plan of Merger carefully and in its entirety, as they are the legal documents governing the Merger.

The summary of the Merger Agreement below is included in this proxy statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Geely, Merger Sub or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 109.

Structure and Consummation of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company on the terms, and subject to the conditions, of the Merger Agreement, with the Company being the Surviving Corporation of the Merger. If the Merger is consummated, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of Geely. The closing of the Merger will occur no later than the twentieth business day after all of the conditions to the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the fulfillment or waiver of those conditions) or such other time as agreed in writing by the Company and Geely, provided that in no event shall the date of the closing of the Merger be earlier than the twenty-first day after the Notice Date (as defined in the Merger Agreement). Subject to the provisions of the Merger Agreement, Merger Sub and the Company will execute a plan of merger substantially in the form contained in Exhibit A of the Merger Agreement, and Merger Sub and the Company shall file the plan of merger and other documents required to effect the Merger pursuant to the Cayman Islands Companies Act with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Islands Companies Act on or as soon as practicable after the closing date. The Merger will become effective on the date the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or on a later date as specified in the Plan of Merger, in accordance with the Cayman Islands Companies Act.

We currently expect that the Merger will be consummated in the fourth quarter of 2025, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Corporation

At the Effective Time, in accordance with the Plan of Merger, the Company will adopt the new amended and restated memorandum of association and articles of association, which are substantially in the form of the memorandum of association and articles of association of Merger Sub as in effect immediately prior to the Effective Time, as the memorandum of association and articles of association of the Surviving Corporation until thereafter amended in accordance with applicable law and the Articles of Association; save and except, among other things, (a) all references to the name of the Surviving Corporation shall be amended to “ZEEKR Intelligent Technology Holding Limited” and (b) all references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized share capital of the Surviving Corporation as approved in the Plan of Merger if necessary; and (c) the Articles of Association shall include such indemnification provisions as required by the Merger Agreement.

The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until their respective successors are duly elected and qualified, and the officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until successors are duly elected or appointed and qualified.

Merger Consideration

If the Merger is consummated, at the Effective Time,

(a)	each Zeekr Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares and the Zeekr Shares represented by Zeekr ADS), shall be cancelled in exchange for, at the election of the holder thereof, the right to receive the following, without interest and net of applicable withholding taxes:

(i)	US$2.687 in cash per Zeekr Share (the “Per Share Cash Consideration”); or

(ii)	1.23 (the “Per Share Exchange Ratio”) fully paid, non-assessable Geely Shares per Zeekr Share (the “Per Share Stock Consideration”).

For each such Zeekr Share with respect to which no election to receive either the Per Share Cash Consideration or the Per Share Stock Consideration is validly made pursuant to the Merger Agreement, such Zeekr Share will be cancelled in exchange for the right to receive the Per Share Cash Consideration without interest and net of any applicable withholding taxes.

(b)	each Zeekr ADS issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), together with the Zeekr Shares represented by such Zeekr ADSs, shall be cancelled in exchange for, at the election of the holder thereof, the right to receive the following, without interest and net of any applicable withholding taxes and after deduction or upon payment of applicable fees and taxes:

(i)	US$26.87 in cash per Zeekr ADS (the “Per ADS Cash Consideration”, together with the Per Share Cash Consideration, the “Cash Consideration”); or

(ii)	12.3 fully paid, non-assessable Geely Shares per Zeekr ADS (the “Per ADS Stock Consideration”, together with the Per Share Stock Consideration, the “Stock Consideration”), which will be deposited for delivery of Geely ADSs.

For each such Zeekr ADS with respect to which no election to receive either the Per ADS Cash Consideration or the Per ADS Stock Consideration is validly made pursuant to the Merger Agreement, such Zeekr ADS will be cancelled in exchange for the right to receive the Per ADS Cash Consideration without interest and net of any applicable withholding taxes and after deduction or upon payment of applicable fees and taxes.

(c)	no fractional Geely Shares or Geely ADSs will be issued as Merger Consideration. Subject to the terms of the Merger Agreement, (i) any holder of Zeekr Shares who would otherwise be entitled to receive a fraction of a Geely Shares, in lieu of such fraction of a Geely Shares, shall be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a Geely Share on the Hong Kong Stock Exchange on the last day before the closing (or if such last day is not a day on which the Hong Kong Stock Exchange is open, the immediately preceding day on which the Hong Kong Stock Exchange is open) and (ii) all fractional Geely ADSs that otherwise would be issued in connection with the Merger (or the Geely Shares represented thereby) will be sold in one or more transactions conducted by brokers engaged by the Depositary, and the proceeds of such sale (net of any commissions) will be distributed to all holders of fractional Geely ADSs that otherwise would be issued, in each case through customary DTC arrangements and where applicable, arrangements between such holders and their respective brokers, banks or other securities intermediaries that are direct or indirect participants of the DTC system, or at such times, in such manner and on such terms as the Depositary may determine in its reasonable discretion, in each case without interest;

(d)	each of the Excluded Shares shall be cancelled, shall no longer be issued or outstanding and shall cease to exist without payment of any consideration or distribution therefor;

(e)	each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled, shall no longer be issued or outstanding and shall cease to exist at the Effective Time in exchange for the right to receive the payment of the fair value of such Dissenting Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act; and

(f)	each Purported Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled, shall no longer be issued or outstanding and shall cease to exist at the Effective Time in exchange for the right to receive the payment and/or Merger Consideration pursuant to the procedure set forth in the Merger Agreement.

At the Effective Time, each ordinary share, par value US$1.00 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Corporation.

Treatment of Zeekr RSU Awards

As of the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and vested as of immediately prior to the Effective Time shall be converted into a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) the Per Share Exchange Ratio rounded to the nearest whole share.

As of the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and unvested immediately prior to the Effective Time shall be assumed by Geely and converted into a Geely Share Award with respect to a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) the Per Share Exchange Ratio rounded to the nearest whole share. Each Geely Share Award shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the corresponding Zeekr RSU Award immediately prior to the Effective Time (taking into account any changes thereto by reason of the Merger Agreement or the Merger).

Election Procedures

As soon as reasonably practicable after the date of the Merger Agreement, Geely and Zeekr shall coordinate with the exchange agent to prepare a form of election (the “Election Form”), which will permit each registered holder of Zeekr Shares (including the Depositary as the registered holder of Zeekr Shares underlying the Zeekr ADSs, who shall make Elections with respect to such Zeekr Shares based on instructions from the holders of the Zeekr ADSs representing such Zeekr Shares) (in each case, other than any Excluded Shares and Dissenting Shares) to, subject to other provisions of the Merger Agreement, specify (an “Election”):

(i)            the number of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) with respect to which such holder elects to receive the Cash Consideration (a “Cash Election”); and

(ii)            the number of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) with respect to which such holder elects to receive the Stock Consideration (a “Stock Election”).

Not later than five (5) business days after the EGM Materials Mail Date (as defined below) or on such other date as may be mutually agreed in writing by Zeekr and Geely, (i) Geely will cause the exchange agent to mail or otherwise make available (the date when the exchange agent takes such action, the “Election Form Mailing Date”) (x) the Election Form to all registered holders of Zeekr Shares as of a date no earlier than fifteen (15) business days before the Election Form Mailing Date (such date, the “Election Record Date”) and (y) a notice with respect to Elections to all participants in the DTC system which hold Zeekr ADSs (as identified by Geely or the exchange agent through a customary broker search or similar process) as of the Election Record Date and (ii) Geely and Zeekr will instruct the Depositary to work with the DTC to establish an election portal on the DTC system to facilitate the submissions of Election instructions by or on behalf of holders of Zeekr ADSs. Geely shall use reasonable best efforts to make available as promptly as reasonably practicable one or more Election Forms as may be reasonably requested from time to time by all persons who become a registered holder of Zeekr Shares before the Election Deadline (as defined below).

An Election will have been validly made only if the exchange agent has received, at its designated office by the Election Deadline: (i) an Election Form duly completed and validly executed; (ii) a letter of transmittal in customary form for a company incorporated in the Cayman Islands, duly completed and validly executed, and share certificates (if issued) (each an “Old Zeekr Share Certificate”) representing the Zeekr Shares (or affidavits and indemnities of loss in lieu of the Old Zeekr Share Certificates) to which the Election relates; and (iii) such other information or documents as required in the Election Form or the letter of transmittal including the instructions thereto.

Any Election Form may be revoked or changed by the person submitting it, by written notice received by the exchange agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, no Election shall be deemed to have been made with respect to the Zeekr Shares represented by such Election Form, except to the extent a subsequent election is properly made prior to the Election Deadline.

Where an Election is made by or on behalf of any person who is a Hong Kong Non-Professional Investor, such Election may specify only a Cash Election, and will have been validly made (subject to compliance with the Merger Agreement) only to the extent that it purports to be a Cash Election, and may not specify a Stock Election, and will not have been validly made to the extent that it purports to be a Stock Election. Notwithstanding anything to the contrary in the Merger Agreement or in the Election Form, where a Stock Election is made by or on behalf of any person who is a PRC ODI Investor (as defined in the Merger Agreement), such Election shall not be considered validly made unless, in addition to compliance with the other provisions of the Merger Agreement, prior to the Election Deadline, all NDRC Filings, MOFCOM Filings and SAFE Filings (each as defined in the Merger Agreement) required to be made by or on behalf of such PRC ODI Investor or any of its affiliates in connection with and prior to such PRC ODI Investor’s receipt of the applicable Stock Consideration pursuant to the terms of the Merger Agreement have been completed and remain in full force and effect, and satisfactory documentary evidence thereof has been provided or otherwise made available to Geely.

“Election Deadline” is 5:00 p.m., local time (in the city in which the principal office of the exchange agent is located) on a business day which is no earlier than the fifteenth (15th) business day after the Election Form Mailing Date, and no later than the tenth (10th) business day prior to the anticipated date of closing of the Merger, as determined by Geely in good faith and notified to Zeekr. Geely and Zeekr will work together to cause a public announcement or press release to be made in respect of the Election Deadline at least five (5) business days prior to the Election Deadline. If the closing of the Merger is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Geely and Zeekr shall work together to cause a public announcement or press release to be made promptly in respect of the rescheduled Election Deadline.

Notwithstanding anything herein or in any Election Form to the contrary, all Elections shall automatically be deemed to be revoked upon the termination of the Merger Agreement in accordance with the terms hereof, whereupon the parties shall promptly notify the exchange agent in writing.

Exchange Procedures

(a)            Stock Consideration.

Only Zeekr Shares, including Zeekr Shares represented by Zeekr ADSs, but excluding any Excluded Shares, Dissenting Shares and Purported Dissenting Shares (together with the Zeekr ADSs representing such Zeekr Shares) issued and outstanding immediately prior to the Effective Time with respect to which a valid Stock Election has been made pursuant to the Merger Agreement will be exchanged into the right to receive the Stock Consideration pursuant to the terms of the Merger Agreement (such Zeekr Shares, the “Stock Election Shares”). All the other Zeekr Shares, including such other Zeekr Shares represented by Zeekr ADSs (other than any Excluded Shares, Dissenting Shares and Purported Dissenting Shares (together with the Zeekr ADSs representing such other Zeekr Shares)) will be exchanged into right to receive the Cash Consideration pursuant to the terms of the Merger Agreement (such Zeekr Shares, the “Cash Election Shares”). For the avoidance of doubt, this shall not prejudice the rights of Purported Dissenting Shareholders to receive payment or the Merger Consideration pursuant to the Merger Agreement.

As soon as practicable and in any event within five (5) business days after the Effective Time, Geely will cause the Hong Kong Share Registrar (as defined in the Merger Agreement) to (A) with respect to any Stock Election Shares (other than the Stock Election Shares represented by Zeekr ADSs), (x) issue to each registered holder of such Stock Election Shares as of immediately prior to the Effective Time, the applicable Stock Consideration payable in exchange therefor, and (y) mail to (or make available for collection at the Hong Kong Share Registrar’s office by) such registered holder the original share certificate representing such Stock Consideration in the name of such registered holder and (B) with respect to Stock Election Shares represented by Zeekr ADSs (together with such Zeekr ADSs), (x) issue to the Depositary or its designated person, the applicable Stock Consideration payable in exchange therefor and mail to (or make available for collection at the Hong Kong Share Registrar’s office by) the Depositary or its designated person the original share certificate representing such Stock Consideration issued in the name of the Depositary or its designated person, or (y) otherwise make available to the Depositary or its designated person the applicable Stock Consideration payable in exchange therefor through such alternative arrangement as may be agreed with the Depositary and reasonably acceptable to Zeekr, in each case of (A) and (B), without any interest.

Prior to the Effective Time, Geely and Zeekr will establish procedures with the Depositary such that against the issuance of the Geely Shares as Stock Consideration to and the deposit of such Geely Shares with the Depositary or its designated person pursuant to the Merger Agreement, the Depositary will deliver Geely ADSs representing the corresponding portion of the Stock Consideration and deliver (including through the DTC as applicable) such Geely ADSs to the holders of Zeekr ADSs who are entitled to such Stock Consideration in exchange for their Zeekr ADSs pursuant to the Merger Agreement. The material terms of the Geely ADSs will be described in Zeekr’s proxy statement. Geely shall pay any fees imposed by the Depositary upon holders of Geely ADSs in connection with the issuance of Geely ADSs in connection with the Transactions contemplated by the Merger Agreement.

(b)            Cash Consideration.

At or prior to the Effective Time, Geely shall deposit or cause to be deposited with the exchange agent such amount of cash in U.S. dollars for the benefit of the holders of Zeekr Shares and Zeekr ADSs as of immediately prior to the Effective Time sufficient to settle the Cash Consideration provided in the Merger Agreement (including cash in lieu of fractional Geely Shares which the holder thereof shall have become entitled to receive pursuant to the Merger Agreement).

Promptly following (and in any event within five (5) business days after) the Effective Time, with respect to any Zeekr Shares entitled to receive the Merger Consideration, for which no valid Election has been made, and which therefore shall constitute Cash Election Shares for the purpose of the Merger Agreement, the Surviving Corporation shall cause the exchange agent to mail to each person who was, at the Effective Time, a registered holder of such Zeekr Shares: (i) a letter of transmittal, which shall specify the manner to effect the delivery of the Per Share Cash Consideration to registered holders of such Zeekr Shares, and (ii) instructions for use in effecting the surrender of any Old Zeekr Share Certificates (or affidavits and indemnities of loss in lieu of the Old Zeekr Share Certificates as provided in the Merger Agreement) and such other documents as may be required to receive the Per Share Cash Consideration.

Each registered holder of Cash Election Shares which are represented by an Old Zeekr Share Certificate, subject to the surrender of such Old Zeekr Share Certificate for cancellation and/or such other documents as may be required pursuant to the terms of the Election Form and the letter of transmittal, as applicable, duly executed in accordance with the instructions thereto, and each registered holder of Cash Election Shares represented by book entry, upon the surrender of such Cash Election Shares for cancellation and/or such other documents as may be required pursuant to the terms of the Election Form and the letter of transmittal, as applicable, duly executed in accordance with the instructions thereto, shall be entitled to receive in exchange therefor the Per Share Cash Consideration payable in respect of such Cash Election Shares.

Prior to the Effective Time, Geely and Zeekr will establish procedures with the exchange agent and the Depositary to ensure that (A) the exchange agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the Cash Consideration payable in respect of the number of Zeekr ADSs issued and outstanding immediately prior to the Effective Time (other than any Zeekr ADSs representing any (x) Excluded Shares or (y) Stock Election Shares), and (B) the Depositary will distribute (including through the DTC as applicable) such Cash Consideration to the holders of Zeekr ADSs who are entitled to such Cash Consideration in exchange for their Zeekr ADSs pursuant to the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Geely and Merger Sub and representations and warranties made by Geely and Merger Sub, jointly and severally, to the Company. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by the public disclosure and filings made by the Company with the SEC prior to the date of the Merger Agreement. It should also be noted that information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

The representations and warranties made by the Company to Geely and Merger Sub include representations and warranties (subject to their respective materiality qualifications as provided in the Merger Agreement) relating to, among other things:

•	due incorporation, valid existence and, where applicable, good standing of Zeekr and the subsidiaries of Zeekr; power and authority of Zeekr and each of the subsidiaries of Zeekr to own, lease and operate its properties and carry on its businesses;

•	Zeekr’s capitalization, share capital of Zeekr and its subsidiaries, and information on Zeekr RSU Awards;

•	Zeekr’s corporate power and authority to execute and deliver, to perform its obligations and to consummate the transactions under the Merger Agreement, and the enforceability of the Merger Agreement against Zeekr;

•	filings with the SEC and compliance with applicable law concerning disclosure controls and procedures and internal control over financial reporting;

•	absence of undisclosed liabilities;

•	the absence of certain other material changes since December 31, 2024, including the absence of a “Zeekr Material Adverse Effect” (as defined below);

•	government filing, permit, authorization, consent or approval required for the execution and delivery of the Merger Agreement by Zeekr and the performance of the Merger Agreement by Zeekr and the consummation by Zeekr of the Transactions;

•	the absence of (i) any conflict with the organizational documents of Zeekr and its subsidiaries, (ii) violation or breach of, or default under, any Zeekr’s contract, or (iii) violation of any order or law, in each case as a result of the execution and delivery of the Merger Agreement by Zeekr and the performance of the Merger Agreement by Zeekr and the consummation by Zeekr of the Transactions;

•	property and assets;

•	the absence of certain legal proceedings and judgment;

•	compliance with licenses, permits and applicable laws;

•	employee benefit plans and labor matters;

•	tax matters;

•	material contracts and the absence of material breach or default under any material contract;

•	insurance matters;

•	intellectual property;

•	interested party transactions;

•	environment, health and safety matters;

•	the receipt by the Special Committee of a fairness opinion from Kroll;

•	the absence of any broker, finder or investment banker fees, other than with respect to the Zeekr’s financial advisor;

•	non-reliance on the forward looking information; and

•	the absence of any other representations and warranties made by Zeekr to Geely and Merger Sub, other than the representations and warranties made by Zeekr in the Merger Agreement.

Many of the representations and warranties in the Merger Agreement made by Zeekr are qualified as to “materiality” or “Zeekr Material Adverse Effect.” For purposes of the Merger Agreement, a “Zeekr Material Adverse Effect” means change, condition, circumstance, effect, event, development or occurrence that, individually or in the aggregate, (1) has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Zeekr and its subsidiaries, taken as a whole, or (2) prevents or materially impedes, interferes with or hinders such person’s ability to consummate the Transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, “Transaction Agreements”), including the Merger, on or before the Outside Date (as defined below); provided, however, that any adverse changes, conditions, circumstances, effects, events, developments or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a “Zeekr Material Adverse Effect”:

(1)	changes, conditions, effects, events or occurrences generally affecting the economy, the financial, currency, credit or capital markets (including changes in interest or exchange rates), international trade (including changes in tariff rates or tariff schemes and impositions of embargo or trade quota or other restrictions on international trade), or political, legislative or regulatory conditions or changes in the industries in which such Zeekr and its subsidiaries operates;

(2)	the announcement or pendency of the Merger Agreement or the Transactions contemplated by the Transaction Agreements;

(3)	any change in the market price or trading volume of the limited partner interests, shares of common stock or other equity securities of Zeekr (it being understood and agreed that the foregoing shall not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Zeekr Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Zeekr Material Adverse Effect);

(4)	any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Zeekr or its subsidiaries operate, including the engagement by the any countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon another country, or any territories, possessions, or diplomatic or consular offices of another country or upon such other country’s military installations, equipment or personnel;

(5)	any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disasters, epidemic, disease outbreak, pandemic (including the COVID-19 pandemic (or any mutation or variation of the underlying virus thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure events;

(6)	changes in any applicable laws or regulations applicable to Zeekr and its subsidiaries or applicable accounting regulations or principles or the interpretation thereof;

(7)	any proceedings commenced by or involving any current or former member, partner or stockholder of Zeekr or any of its subsidiaries arising out of or related to the Merger Agreement or the Transactions contemplated by the Transaction Agreement;

(8)	any failure of Zeekr and its subsidiaries to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Zeekr Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Zeekr Material Adverse Effect); and

(9)	any action taken (or omitted to be taken) at the written request or with the written consent of Geely or Merger Sub;

(10)	any action taken (or not taken) by Zeekr and its subsidiaries that is required to be taken (or not taken) pursuant to the Merger Agreement;

except that changes, effects, events or occurrences referred to in clauses (1), (4), (5) and (6) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Zeekr Material Adverse Effect if and to the extent such changes, conditions, effects, events or occurrences have had or would reasonably be expected to have a disproportionate adverse effect on Zeekr and its subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which Zeekr and its subsidiaries operate.

Geely and Merger Sub made certain representations and warranties to Zeekr under the Merger Agreement. The representations and warranties made by Geely and Merger Sub to Zeekr include representations and warranties relating to, among other things:

•	due incorporation, valid existence and, where applicable, good standing of Geely, Merger Sub and subsidiaries of Geely; power and authority of Geely and each of the subsidiaries of Geely to own, lease and operate its properties and carry on its businesses;

•	Geely’s capitalization, share capital of Geely and its subsidiaries, and information on Geely Options and Geely Share Awards;

•	Geely’s corporate power and authority to execute and deliver, to perform its obligations and to consummate the transactions under the Merger Agreement, and the enforceability of the Merger Agreement against Geely;

•	filings with the Hong Kong Stock Exchange and compliance with applicable law concerning disclosure controls and procedures and internal control over financial reporting;

•	absence of undisclosed liabilities;

•	the absence of certain other material changes since December 31, 2024, including the absence of a “Geely Material Adverse Effect” (as defined below);

•	government filing, permit, authorization, consent or approval required for the execution and delivery of the Merger Agreement by Geely and the performance of the Merger Agreement by Geely and the consummation by Geely of the Transaction;

•	the absence of (i) any conflict with the organizational documents of Geely and its subsidiaries, (ii) violation or breach of, or default under, any Geely’s contract, or (iii) violation of any order or law, in each case as a result of the execution and delivery of the Merger Agreement by Geely and the performance of the Merger Agreement by Geely and the consummation by Geely of the Transactions;

•	property and assets;

•	the absence of certain legal proceedings and judgment;

•	compliance with licenses, permits and applicable laws;

•	employee benefit plans and labor matters;

•	tax matters;

•	material contracts and the absence of material breach or default under any material contract;

•	insurance matters;

•	intellectual property;

•	environment, health and safety matters;

•	Geely and Merger Sub’s financial capacity to consummate the transaction and the validity, legal compliance, and freedom from encumbrances of the issued Geely shares;

•	the exemption from registration under Section 5 of the U.S. Securities Act of 1933 for the issuance of Geely Shares pursuant to 7 CFR §230.802;

•	the absence of any broker, finder or investment banker fees, other than with respect to the Geely’s financial advisor;

•	non-reliance on the forward looking information; and

•	the absence of any other representations and warranties made by Geely and Merger Sub to Zeekr, other than the representations and warranties made by Geely and Merger Sub in the Merger Agreement.

Many of the representations and warranties in the Merger Agreement made by Geely are qualified as to “materiality” or “Geely Material Adverse Effect.” For purposes of the Merger Agreement, a “Geely Material Adverse Effect” means change, condition, circumstance, effect, event, development or occurrence that, individually or in the aggregate, (1) has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of Geely and its subsidiaries, taken as a whole, or (2) prevents or materially impedes, interferes with or hinders Geely’s ability to consummate the Transactions contemplated by the Transaction Agreement, including the Merger; provided that any adverse changes, conditions, circumstances, effects, events, developments or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a “Geely Material Adverse Effect”:

(1)	changes, conditions, effects, events or occurrences generally affecting the economy, the financial, currency, credit or capital markets (including changes in interest or exchange rates), international trade (including changes in tariff rates or tariff schemes and impositions of embargo or trade quota or other restrictions on international trade), or political, legislative or regulatory conditions or changes in the industries in which such Geely and its subsidiaries operates;

(2)	the announcement or pendency of the Merger Agreement or the Transactions contemplated by the Transaction Agreements;

(3)	any change in the market price or trading volume of the limited partner interests, shares of common stock or other equity securities of Geely (it being understood and agreed that the foregoing shall not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Geely Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Geely Material Adverse Effect);

(4)	any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Geely or its subsidiaries operate, including the engagement by the any countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon another country, or any territories, possessions, or diplomatic or consular offices of another country or upon such other country’s military installations, equipment or personnel;

(5)	any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disasters, epidemic, disease outbreak, pandemic (including the COVID-19 pandemic (or any mutation or variation of the underlying virus thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure events;

(6)	changes in any applicable laws or regulations applicable to Geely and its subsidiaries or applicable accounting regulations or principles or the interpretation thereof;

(7)	any proceedings commenced by or involving any current or former member, partner or stockholder of Geely or any of its subsidiaries arising out of or related to the Merger Agreement or the Transactions contemplated by the Transaction Agreement;

(8)	any failure of Geely and its subsidiaries to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Geely Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Geely Material Adverse Effect); and

(9)	any action taken (or omitted to be taken) at the written request or with the written consent of Zeekr;

(10)	any action taken (or not taken) by Geely and its subsidiaries that is required to be taken (or not taken) pursuant to the Merger Agreement;

except that changes, effects, events or occurrences referred to in clauses (1), (4), (5) and (6) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Geely Material Adverse Effect if and to the extent such changes, conditions, effects, events or occurrences have had or would reasonably be expected to have a disproportionate adverse effect on Geely and its subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which Geely and its subsidiaries operate.

Zeekr’s Conduct of Business Prior to Closing

Zeekr has agreed that, except as required by applicable law or as expressly contemplated by the Merger Agreement, during the period from the date hereof to the earlier of the Effective Time or the termination of the Merger Agreement, Zeekr will, and will cause each of its subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice in all material respects and use commercially reasonable efforts to keep available the service of its current officers and employees and preserve its relationships with customers, advertisers, licensors, suppliers and others having business dealings with it in all material respects.

Except as required by applicable law, as otherwise contemplated in the Merger Agreement or the Zeekr Disclosure Letter (as defined in the Merger Agreement), from the date hereof until the earlier of the Effective Time or the termination of the Merger Agreement, Zeekr will not, and will not permit its subsidiaries to, without the prior written consent of Geely:

•	amend the memorandum and articles of association of Zeekr;

•	authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents, subject to certain exceptions as provided in the Merger Agreement;

•	(i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution in respect of its share capital or make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such, in each case, subject to certain exceptions; or (iii) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its subsidiaries, subject to certain exceptions;

•	place Zeekr or any of its material subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization, (other than the Merger or any such transactions among the Zeekr’s wholly-owned subsidiaries);

•	except pursuant to a contract existing on the date of the Merger Agreement (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in an amount exceeding US$30,000,000 in the aggregate, subject to certain exceptions; (ii) prepay any debt, borrowings or obligations in excess of US$30,000,000 in the aggregate prior to their stated maturity, except for repayment in the ordinary and usual course of business consistent with past practice or loans among Zeekr’s wholly-owned subsidiaries; (iii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice or for guarantees of obligations of Zeekr or Zeekr’s wholly-owned subsidiaries; (iv) make any loans, advances or capital contributions to, or investments in, any other person, subject to certain exceptions; (v) pledge or otherwise encumber shares of capital stock of Zeekr or its subsidiaries; or (vi) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any lien thereupon other than permitted liens, subject to certain exceptions;

•	subject to certain exceptions, (i) enter into, adopt, materially amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, equity, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other benefit or compensation agreement, trust, plan, fund, award or arrangement for the benefit or welfare of any director, officer or employee in any manner (other than the entry into compensation arrangement with members of the Special Committee), (ii) grant or materially increase in any manner the compensation or benefits payable or to become payable to any director, officer or employee or (iii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

•	abandon, permit to lapse, dispose of, license, sublicense, assign, transfer create or incur any lien (other than permitted lien) on or grant to any person any rights to any Zeekr’s intellectual property, (ii) make any material change in the ownership or right to register any Zeekr’s intellectual property, or (iii) enter into any contract with respect to or otherwise binding upon any Zeekr’s intellectual property, in each case, subject to certain exceptions;

•	acquire, sell, lease, transfer or otherwise dispose of any assets in an amount exceeding US$30,000,000 in the aggregate, subject to certain exceptions;

•	except as may be required as a result of a change in law or in GAAP (or any interpretation thereof) or for the purpose of consummation of the Transactions contemplated under the Transaction Agreements, make material change to the accounting principles used by it;

•	(i) acquire any corporation, partnership or other business organization or division thereof or any equity interest therein, if such acquisition would be material to Zeekr and its subsidiaries, taken as a whole, except for acquisition between or among Zeekr and Zeekr’s wholly-owned subsidiaries, or (ii) authorize any new capital expenditures in excess of US$30,000,000 during any fiscal quarter, in each case subject to certain exceptions;

•	make or revoke any material tax election, or settle or compromise any material tax liability, or change any aspect of its method of accounting for tax purposes in a material manner;

•	waive the benefits of, reduce the restriction periods or agree to modify in a manner adverse to Zeekr or any of its subsidiaries any non-competition, confidentiality, standstill or similar agreement to which Zeekr or any of its subsidiaries is a party;

•	settle or compromise any pending or threatened suit, action or claim relating to the Transactions (other than responding to takedown notices or other notices or accusations of potential infringement in the ordinary course of business);

•	(i) cancel, materially modify, terminate or grant a waiver of any rights under any Zeekr’s material contract in a manner materially adverse to Zeekr or any of its subsidiaries, (ii) enter into a new contract that (A) would be a Zeekr Material Contract (as defined in the Merger Agreement) if in existence as of the date of the Merger Agreement or (B) contains, unless required by applicable law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the Transactions contemplated by the Transaction Agreements or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Zeekr Material Contract or new contract, in each case of foregoing (i) to (iii), not in the ordinary course of business consistent with past practice, other than (A) any termination or renewal in accordance with the terms of any existing Zeekr Material Contract that occur automatically without any action by the Zeekr or any of its subsidiaries, or (B) as may be reasonably necessary to comply with the terms of the Merger Agreement;

•	enter into any new lines of business that is outside of Zeekr’s existing business as of the date hereof and is material to Zeekr and its subsidiaries, taken as a whole; or

•	take, propose to take, or agree in writing or otherwise to take, any of the foregoing.

Geely’s Conduct of Business Prior to Closing

Geely has agreed that, except as required by applicable law or as expressly contemplated by the Merger Agreement, during the period from the date hereof to the earlier of the Effective Time or the termination of the Merger Agreement, Geely will, and will cause each of its subsidiaries to, conduct its operations in the ordinary and usual course of business in all material respects and use commercially reasonable efforts to keep available the service of its current officers and employees and preserve its relationships with customers, advertisers, licensors, suppliers and others having business dealings with it in all material respects.

Except as required by applicable law, as otherwise contemplated in the Merger Agreement or the Geely Disclosure Letter (as defined in the Merger Agreement), from the date hereof until the earlier of the Effective Time or the termination of the Merger Agreement, Geely will not, and will not permit its subsidiaries to, without the prior written consent of Zeekr:

•	amend the memorandum and articles of association of Geely;

•	authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents of Geely, subject to certain exceptions as provided in the Merger Agreement;

•	(i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution in respect of its share capital or make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such, in each case, subject to certain exceptions as provided in the Merger Agreement; or (iii) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its subsidiaries, subject to certain exceptions as provided in the Merger Agreement;

•	place Geely or any of its material subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger or any such transactions among the Geely’s wholly-owned subsidiaries);

•	acquire, sell, lease, transfer or otherwise dispose of any assets involving an amount exceeding US$60,000,000 individually or in the aggregate in a series of related transactions (including but not limited to domain names, trademarks and content licenses), subject to certain exceptions as provided in the Merger Agreement ;

•	except as may be required as a result of a change in law or in HKFRS (or any interpretation thereof) or for the purpose of consummation of the Transactions contemplated under the Transaction Agreements, make material change to the accounting principles used by it;

•	settle or compromise any pending or threatened suit, action or claim relating to the Transactions (other than responding to takedown notices or other notices or accusations of potential infringement in the ordinary course of business);

•	enter into any new lines of business that is outside of Geely’s existing business as of the date hereof and is material to Geely and its subsidiaries, taken as a whole; or

•	take, propose to take, or agree in writing or otherwise to take, any of the foregoing.

Zeekr Shareholders Meeting

As soon as reasonably practicable after the date of the Merger Agreement but in any event no later than the EGM Materials Mail Date (as defined below), Zeekr will (i) take, in accordance with applicable law and the memorandum and articles of association of Zeekr, all actions necessary to call a meeting of the holders of Zeekr Shares for the purpose of obtaining the Required Zeekr Vote, including any adjournment or postponement thereof, or any other occasion where a vote, consent or other approval (including by written consent) of the Zeekr Shareholders is sought (the “Zeekr Shareholders Meeting”), (ii) establish a record date for determining Zeekr Shareholders entitled to vote at the Zeekr Shareholders Meeting (the “Zeekr EGM Record Date”) and (iii) mail or cause to be mailed Zeekr’s proxy statement to the holders of Zeekr Shares, including Zeekr Shares represented by Zeekr ADSs, as of the Zeekr EGM Record Date, and (iv) instruct the Depositary to (A) fix a date no later than the Zeekr EGM Record Date as the record date for determining the holders of Zeekr ADSs who will be entitled to give instructions for the exercise of the voting rights pertaining to the Zeekr Shares represented by Zeekr ADSs (the “Zeekr Record ADS Holders”), (B) provide all proxy solicitation materials to all Zeekr Record ADS Holders and (C) vote all Zeekr Shares represented by Zeekr ADSs in accordance with the instructions of such corresponding Zeekr Record ADS Holders.

As soon as reasonably practicable but in any event no later than thirty (30) days after the date of mailing Zeekr’s proxy statement, Zeekr will hold the Zeekr Shareholders Meeting. Unless there is a Zeekr Change of Recommendation (as defined below), (i) the Board will recommend to Zeekr Shareholders that they authorize and approve the Merger Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements, including the Merger, and will include such recommendation in Zeekr’s proxy statement and (ii) Zeekr will use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements. In the event that the Board makes a Zeekr Change of Recommendation, Zeekr will nonetheless submit the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of the Zeekr Shares for authorization and approval at the Zeekr Shareholders Meeting, unless the Merger Agreement shall have been terminated in accordance with its terms.

After consultation in good faith with Geely, Zeekr may recommend the adjournment of the Zeekr Shareholders Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to Zeekr’s proxy statement is provided to the Zeekr Shareholders within a reasonable amount of time in advance of the Zeekr Shareholders Meeting, (ii) as otherwise required by applicable law or (iii) if as of the time for which the Zeekr Shareholders Meeting is scheduled as set forth in Zeekr’s proxy statement, there are insufficient Zeekr Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Zeekr Shareholders Meeting or to vote in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, and the Transactions in order for the Required Zeekr Vote to be obtained. If the Zeekr Shareholders Meeting is adjourned, Zeekr shall convene and hold the Zeekr Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that Zeekr shall not recommend to its shareholders the adjournment of the Zeekr Shareholders Meeting to a date that is less than five (5) business days prior to the Outside Date.

Geely will appear at the Zeekr Shareholders Meeting and vote, or cause to be voted, all Zeekr Shares then owned beneficially or of record by it or any of its subsidiaries in favor of the approval of the Merger Agreement and the Transactions and the approval of any actions required in furtherance thereof.

The Plan of Merger, the Merger, the Adoption of Amended M&A and the other Transactions (if applicable) are subject to the Required Zeekr Vote.

Geely Shareholders Meeting

As soon as reasonably practicable, and no later than twenty (20) business days, after the date of the Merger Agreement, Geely will (i) submit, or cause to be submitted, the circular with respect to the meeting of the holders of Geely Shares for the purpose of seeking the Required Geely Vote, including any adjournment or postponement thereof, or any other occasion where a vote, consent or other approval (including by written consent) of the shareholders of Geely is sought (the “Geely Shareholders Meeting”) (the “Geely EGM Circular”) with the Hong Kong Stock Exchange for vetting, and (ii) use reasonable best efforts to (x) furnish all information as may be requested by the Hong Kong Stock Exchange and (y) take all action necessary or desirable to complete such vetting process. As soon as reasonably practicable (but in any event no later than twenty-one (21) days) after such vetting process with the Hong Kong Stock Exchange is completed, Geely will (i) take, in accordance with applicable law and the memorandum and articles of association of Geely, all actions necessary to call the Geely Shareholders Meeting for the purpose of obtaining the Required Geely Vote; and (ii) establish a record date for determining Geely Shareholders entitled to vote at the Geely Shareholder Meeting (the “Geely Record Date”) and (iii) mail or otherwise make available the Geely EGM Circular and any other required documents to the holders of Geely Shares as of the Geely Record Date (such date on which the Geely EGM Circular and any other required documents are mailed, the “EGM Materials Mail Date”).

As soon as reasonably practicable but in any event no later than thirty (30) days after the EGM Materials Mail Date, Geely will hold the Geely Shareholder Meeting. Unless there is a Geely Change of Recommendation (as defined below), (i) the board of directors of Geely (the “Geely Board”) will recommend to holders of the Geely Shares that they authorize and approve the Merger Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements, including the Merger, and will include such recommendation in the Geely EGM Circular and (ii) Geely will use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements. In the event that the Board makes a Geely Change of Recommendation, Geely will nonetheless submit the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of the Geely Shares for authorization and approval at the Geely Shareholders Meeting, unless the Merger Agreement shall have been terminated in accordance with its terms.

After consultation in good faith with Zeekr, Geely may recommend the adjournment of the Geely Shareholders Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Geely EGM Circular is provided to the holders of Geely Shares within a reasonable amount of time in advance of the Geely Shareholders Meeting, (ii) as otherwise required by applicable law or (iii) if as of the time for which the Geely Shareholders Meeting is scheduled as set forth in the Geely EGM Circular, there are insufficient Geely Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Geely Shareholders Meeting or to vote in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, and the Transactions in order for the Required Geely Vote to be obtained. If the Geely Shareholders Meeting is adjourned, Geely shall convene and hold the Geely Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that Geely shall not recommend to its shareholders the adjournment of the Geely Shareholders Meeting to a date that is less than five (5) business days prior to the Outside Date.

The Merger Agreement, the Plan of Merger, the Merger, the issuance by Geely of the Geely Shares constituting the Merger Consideration pursuant to the terms of the Merger Agreement, and the other Transactions are subject to the Required Geely Vote.

No Solicitation of Transactions

Zeekr will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any representative of Zeekr or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage any inquiry or the making of any proposal or offer or any other effort or attempt that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to Zeekr or any of its subsidiaries, or take any other action to facilitate, any Acquisition Proposal, or (iii) enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal.

For the purpose of the Merger Agreement, “Acquisition Proposal” means any proposal or offer made by any person (other than Geely, Merger Sub or any affiliate thereof) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (A) beneficial ownership (as defined under section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of share capital of Zeekr pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction or (B) any one or more assets or businesses of Zeekr and its subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of Zeekr and its subsidiaries, taken as a whole.

Communication and Provision of Information upon Receipt of an Acquisition Proposal

Notwithstanding anything to the contrary in the Merger Agreement, prior to the time the Required Zeekr Vote is obtained, but not after, if Zeekr has received an Acquisition Proposal that was not in violation of the above provisions, Zeekr, the Special Committee and their respective representatives may (i) contact such person or group of persons solely to request clarification of the terms and conditions thereof and to notify such persons restrictions under the Merger Agreement, (ii) provide information in response to the request of the person or group of persons who has made such proposal or offer, but only if prior to providing such information, Zeekr has received from the person or group of persons so requesting such information an executed a confidentiality agreement, provided, that Zeekr shall concurrently make available to Geely any information concerning Zeekr and its subsidiaries that is provided to any such person or group of persons and that was not previously made available to Geely or its representatives and (iii) engage or participate in any discussions or negotiations with the person or group of persons who has made such proposal or offer; provided that prior to taking any action described in clause (ii) or (iii) above, Zeekr Board (acting upon recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, (i) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, and (ii) that failure to take such action with respect to such Acquisition Proposal would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law.

For the purpose of the Merger Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal that the Zeekr Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, and taking into account all relevant legal, regulatory, financial and other aspects of such Acquisition Proposal (including financing, regulatory or other consents and approvals, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), is more favorable to Zeekr and its shareholders (other than Geely) than the Transactions (taking into account, as the case may be, any revisions to the terms of the Merger Agreement proposed by Geely in response to such Acquisition Proposal in accordance with the Merger Agreement; provided, that for purposes of this definition of “Superior Proposal”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%;” provided, further, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (A) such Acquisition Proposal is conditional upon any due diligence review or investigation of Zeekr or any of its subsidiaries (which, for the avoidance of doubt, shall not include the inclusion of customary “access to information” covenant in any documentation for such transaction), (B) the consummation of the transaction contemplated by such Acquisition Proposal is conditional upon the obtaining and/or funding of financing, or (C) the transaction contemplated by such Acquisition Proposal is not reasonably capable of being completed on the terms proposed.

No Zeekr Change of Recommendation

Subject to certain exceptions described below, neither the Zeekr Board (acting upon recommendation of the Special Committee) nor the Special Committee shall (i) fail to recommend that the Zeekr Shareholders vote in favor of the Merger Agreement, the Merger and the other Transactions contemplated by the Transaction Agreements or fail to include the Zeekr Board Recommendation in Zeekr’s proxy statement or (ii) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to Geely or Merger Sub, the Zeekr Board Recommendation (actions described in this clause (i) and (ii) referred to as a “Zeekr Change of Recommendation”)

Notwithstanding the foregoing, prior to the time the Required Zeekr Vote is obtained, but not after, if Zeekr has received an Acquisition Proposal that was not obtained in breach of above provisions and Zeekr Board (acting upon recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, (i) that failure to effect a Zeekr Change of Recommendation with respect to such Acquisition Proposal would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law and (ii) that such Acquisition Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by Geely pursuant to the following provisos, then the Zeekr Board (acting upon recommendation of the Special Committee) or the Special Committee may effect a Zeekr Change of Recommendation with respect to such Superior Proposal; provided, that, prior to making such Zeekr Change of Recommendation, (x) Zeekr shall have given Geely at least five (5) business days’ prior written notice of its intention to take such action, which notice shall describe the material terms and conditions of the Superior Proposal that is the basis for such action (including the identity of the third party making the Superior Proposal), (y) if requested by Geely, Zeekr shall have negotiated, and shall have caused its representatives to negotiate, in good faith with Geely during such notice period to enable Geely to propose revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, and (z) following the end of such notice period, the Zeekr Board (acting upon recommendation of the Special Committee) or the Special Committee shall have considered in good faith any proposed revisions to the Merger Agreement proposed in writing by Geely, and shall have determined in good faith, following consultation with its independent financial advisor and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and that failure to effect a Zeekr Change of Recommendation with respect to the Superior Proposal would constitute a breach of the directors’ fiduciary duties under applicable law; provided, further, that in the event of any material change to the material terms of such Superior Proposal, such materially changed Superior Proposal shall be deemed a new Superior Proposal and Zeekr shall, in each case, be required to again comply with the requirements set forth in the preceding proviso, except that the notice period referred to in subclause (x) above shall be at least three (3) business days.

Notwithstanding anything to the contrary in the Merger Agreement, prior to the time the Required Zeekr Vote is obtained, but not after, the Zeekr Board (acting upon recommendation of the Special Committee) or the Special Committee may effect a Zeekr Change of Recommendation (other than in response to a Superior Proposal, which shall be governed by the above provisions) if and only if (i) a Zeekr Intervening Event occurs; provided that in no event shall the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal constitute a Zeekr Intervening Event), (ii) the Zeekr Board (acting upon recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to effect such Zeekr Change of Recommendation would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law, and (iii) (A) Zeekr shall have given Geely at least five (5) business days’ prior written notice of its intention to effect such Zeekr Change of Recommendation, which notice shall specify in reasonable detail the reasons therefor and describe with reasonable details the Zeekr Intervening Event, (B) if requested by Geely, Zeekr shall have negotiated, and shall have caused its representatives to negotiate, in good faith with Geely during such notice period, to enable Geely to propose revisions to the terms of the Merger Agreement, and (C) following the end of such notice period, the Zeekr Board (acting upon recommendation of the Special Committee) or the Special Committee shall have considered in good faith any proposed revisions to the Merger Agreement proposed in writing by Geely, and shall have determined in good faith, after consultation with its independent financial advisor and outside legal counsel and taking into account any revisions to the Merger Agreement proposed by Geely, that failure to effect such Zeekr Change of Recommendation would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law. For purposes hereof, “Zeekr Intervening Event” means a material development or change in circumstances that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operation of Zeekr and its subsidiaries, taken as a whole has occurred or arisen or first become known to the Special Committee after the date of the Merger Agreement that was neither known to the Special Committee nor reasonably foreseeable to the Special Committee as of the date of the Merger Agreement.

No Geely Change of Recommendation

The Geely Board will not (i) fail to recommend that the Geely Shareholders vote in favor of the Merger Agreement and the Merger (the “Geely Board Recommendation”) or fail to include the Geely Board Recommendation in the Geely EGM Circular or (ii) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to Zeekr, the Geely Board Recommendation (actions described in this clause (i) and (ii) referred to as a “Geely Change of Recommendation”).

Notwithstanding anything to the contrary set forth in the Merger Agreement, prior to the time the Required Geely Vote is obtained, but not after, the Geely Board may effect a Geely Change of Recommendation if and only if (A) a Geely Intervening Event occurs, and (B) the Geely Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law; provided, however, that prior to taking such action or announcing the intention to do so, (i) Geely has complied in all material respects with this provision, (ii) the Geely Board has given Zeekr at least five (5) business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action, (iii) Geely has negotiated, and has caused its representatives to negotiate, in good faith with Zeekr during such notice period to enable Zeekr to revise the terms of the Merger Agreement in such a manner that would obviate the need for taking such action and (iv) following the end of such notice period, the Geely Board shall have considered in good faith any revisions to the Merger Agreement proposed in writing by Zeekr in a manner that would form a binding contract if accepted by Geely, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a Geely Change of Recommendation would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law. For purposes hereof, “Geely Intervening Event” means a material development or change in circumstances that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operation of Geely and its subsidiaries, taken as a whole has occurred or arisen or first become known to the Geely Board after the date of the Merger Agreement that was neither known to the Geely Board nor reasonably foreseeable to the Geely Board as of the date of the Merger Agreement.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the Merger Agreement, Geely and Merger Sub have agreed, among other things, that:

•	The indemnification, advancement and exculpation provisions of the indemnification agreements by and between Zeekr or any its subsidiaries, on the one hand, and their respective directors and officers at the Effective Time or at any time prior to the Effective Time (the “Indemnified Parties”), on the other hand, as in effect at the Effective Time, shall survive for a period of six (6) years from the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the current or former directors or officers of Zeekr or any of its subsidiaries during such six (6) year-period. The Surviving Corporation and its subsidiaries shall (and Geely shall cause the Surviving Corporation and its subsidiaries to) honor and fulfill in all respects the obligations of Zeekr and its subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of Zeekr or any of its subsidiaries as in effect on the date of the Merger Agreement, and (ii) all indemnification agreements between Zeekr or any of its subsidiaries and any Indemnified Party, in each case of (i) and (ii), for a period of six (6) years from the Effective Time. The Articles of Association will contain provisions with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions that are at least as favorable to the directors, officers or employees of Zeekr as those contained in the Zeekr Memorandum and Articles of Association, except to the extent prohibited by the Cayman Islands Companies Act or any other applicable law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law. From and after the Effective Time, any agreement of any Indemnified Party with Zeekr or any of its subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms for a period of six (6) years from the Effective Time.

•	Each of Geely and the Surviving Corporation agrees that, from and after the Effective Time, it will indemnify and hold harmless, each Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities that such Indemnified Party may suffer, and will provide to each Indemnified Party advancement of expenses incurred, in each case in connection with any Proceedings arising out of, related to, or in connection with (x) such Indemnified Parties’ service as a director or officer of Zeekr or its subsidiaries or services performed by such persons at the request of Zeekr or its subsidiaries at or prior to the Effective Time or (y) any acts or omissions occurring or alleged to occur at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time. From and after the Effective Time, Geely will, and will cause the Surviving Corporation to, and the Surviving Corporation will, advance fees, costs and expenses incurred by each Indemnified Party in connection with and prior to the final disposition of such Proceedings.

•	At or prior to the closing of the Merger (the “Closing”), Zeekr will purchase and fully pay for a non-cancellable extension of the directors’ and officers’ liability coverage of Zeekr and its subsidiaries’ existing fiduciary liability insurance policies for the benefit of those persons who are covered by such policies at the Effective Time, which will (i) be for a claims reporting or discovery period of at least six (6) years after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, and (ii) be from Zeekr’s current insurance carrier with respect to such coverage (or Zeekr may substitute therefor policies of at least the same coverage); provided that in no event shall Zeekr be required to expend more than an amount per year equal to 300% of annual premiums for Zeekr directors’ and officers’ liability insurance existing as of the date of the Merger Agreement, and if the cost of such insurance policy exceeds such amount, then Zeekr shall, at or prior to the Closing, obtain and fully pay for a policy with the greatest coverage for a cost not exceeding such amount.

Agreement to Further Action and Use Reasonable Best Efforts

Subject to the terms and conditions of the Merger Agreement, and subject at all times to each person’s and its directors’ duty to act in a manner consistent with their fiduciary duties, each of Zeekr and Geely, as applicable, will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, or assist with all things necessary, proper or advisable under applicable law promptly to consummate the Merger and the other Transactions contemplated by the Transaction Agreements.

Certain Additional Covenants

The Company, Geely and Merger Sub have also agreed to certain additional covenants relating to, among other things, the following:

•	supply of information in connection with regulatory filings and preparation of proxy materials;

•	consultation with respect to press releases relating to the Transactions;

•	notification of certain matters in connection with the Transactions;

•	delisting of the Zeekr Shares from NYSE and the deregistration of the Zeekr Shares under the Exchange Act;

•	dealing with takeover statutes;

•	taking by Geely of all actions that are reasonably necessary on its part in order for the Transactions to satisfy the conditions and requirements set forth in 17 CFR §230.802(a) and (b) and taking by Zeekr of all actions that are reasonably necessary on its part in order for the Transactions to satisfy the conditions and requirements set forth in 17 CFR §230.802(a)(3) and 17 CFR §230.802(b).

•	resignation of the directors of the Company or any of its subsidiaries designated by Geely;

•	notification of commenced or threatened proceedings relating to the Merger Agreement, the Merger, or the Transactions, and participation in the defense or settlement; and

•	reasonable best efforts to cause the Merger to qualify for certain US tax treatments.

Conditions to the Merger

The obligations of each party to the Merger Agreement to consummate the Merger are subject to the fulfillment or waiver of the following conditions:

•	the Required Zeekr Vote shall have been obtained;

•	the Required Geely Vote shall have been obtained;

•	the Hong Kong Stock Exchange Approval have not been revoked or withdrawn;

•	the Geely PRC Regulatory Filings shall have been completed and remain in full force and effect;

•	the Blue Sky Filings that are required to be completed before Closing shall have been completed and remain in full force and effect; and

•	no governmental entity of competent jurisdiction shall have, after the date hereof, enacted, issued, promulgated, enforced or entered any final and non-appealable order, judgment, writ, injunction, decree, decision, ruling, verdict which (i) is in effect and (ii) permanently enjoins or prohibits the consummation of the Transactions contemplated by the Transaction Agreements, or imposes a Non-Required Remedy.

The obligations of Geely and Merger Sub to consummate the Merger are subject to the fulfillment or waiver of the following additional conditions:

•	the representations and warranties of Zeekr (i) regarding due incorporate, valid existence and good standing of Zeekr, capitalization of Zeekr, authority of Zeekr, and brokers shall be true and correct in all respects except for de minimis inaccuracies, and (ii) set forth in the Merger Agreement (other than representations and warranties in clause (i)), shall be true and correct interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Zeekr Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, would not have a Zeekr Material Adverse Effect, in each case as of the date of the Merger Agreement and as of the closing as though made on and as of the closing (except for representations and warranties made as of a specified date, which need be so true and correct as the case may be, only as of the specified date);

•	Zeekr shall have performed or complied in all material respects with all material covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing;

•	since the date of the Merger Agreement, there shall not have been any Zeekr Material Adverse Effect that is continuing;

•	Zeekr shall have delivered to Geely a certificate, dated as of the Effective Time, signed by an executive officer of Zeekr, certifying as to the fulfillment of the conditions specified above.

The obligations of Zeekr to consummate the Merger are subject to the fulfillment or waiver of the following additional conditions:

•	the representations and warranties of Geely and Merger Sub (i) regarding due incorporate, valid existence and good standing of Geely and Merger Sub, capitalization of Geely and Merger Sub, authority of Geely and Merger Sub, and certain exemptions shall be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date (as defined in the Merger Agreement) as if made on and as of such date and time (except for representations and warranties made as of a specified date, only as of the specified date), and (ii) set forth in the Merger Agreement (other than representations and warranties specifically identified in clause (i)), shall be true and correct interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Geely Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, would not have a Geely Material Adverse Effect, in each case as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be so true and correct only as of the specified date);

•	Geely and Merger Sub shall have performed or complied in all material respects with all material covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing;

•	since the date of the Merger Agreement, there shall not have been any Geely Material Adverse Effect that is continuing;

•	Geely shall have delivered to Zeekr a certificate, dated as of the Effective Time, signed by a designated director of Geely and a designated director of Merger Sub, certifying as to the fulfillment of the conditions specified above.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

(a)            by mutual written consent of Zeekr (acting upon the recommendation of the Special Committee) and Geely;

(b)            by either Geely or Zeekr (acting upon the recommendation of the Special Committee), if:

•	the Merger shall not have been consummated by the Outside Date; provided, that the right to terminate the Merger Agreement pursuant to this clause shall not be available to a party if the failure of the Merger to have been consummated on or before the Outside Date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the Merger Agreement. “Outside Date” means December 31, 2025, or such later date as may be mutually agreed by Zeekr and Geely, provided, that if, as of such date, all of the conditions to the Merger have been satisfied (other than those conditions that by their nature are only capable of being satisfied at Closing, each of which was at the time of termination capable of being satisfied as if such time were Closing) or duly waived by the party or parties entitled to the benefit of such condition, except for the required Hong Kong Stock Exchange Approval, the Geely PRC Regulatory Filings, and the Blue Sky Filings, then the Outside Date shall, without further action of the parties, mean the date that is the 90th day after December 31, 2025;

•	any order, judgment, writ, injunction, decree, decision, ruling, verdict having the effect shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate the Merger Agreement pursuant to this clause shall not be available to a party if the issuance of such final, non-appealable order, judgment, writ, injunction, decree, decision, ruling, verdict was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the Merger Agreement;

•	the Required Zeekr Vote is not obtained at the Zeekr Shareholders Meeting, provided that a party shall not be entitled to terminate the Merger Agreement pursuant to this clause if such party’s breach of the Merger Agreement shall have resulted in the Required Zeekr Vote to not be obtained at the Zeekr Shareholders Meeting; or

•	the Required Geely Vote is not obtained at the Geely Shareholders Meeting, provided that a party shall not be entitled to terminate the Merger Agreement pursuant to this clause if such party’s breach of the Merger Agreement shall have resulted in the Required Geely Vote to not be obtained at the Geely Shareholders Meeting.

(c)            by Geely, if:

•	the representations and warranties of Zeekr shall not be true and correct or Zeekr shall have breached or failed to perform any of its covenants or agreements contained in the Merger Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in the obligations of each party to consummate the Merger or the obligations of Geely and Merger Sub to consummate the Merger, and (ii) cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within thirty (30) days following receipt by Zeekr of written notice of such breach or failure to perform from Geely stating Geely’s intention, as applicable, to terminate the Merger Agreement and the basis for such termination (or, if earlier, the Outside Date); provided, that Geely shall not have the right to terminate the Merger Agreement pursuant to this if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in the obligations of each party to consummate the Merger or the obligations of Zeekr to consummate the Merger, not being satisfied (a “Zeekr Breach Termination Event”); or

•	(i) all of the conditions set forth in the obligations of each party to consummate the Merger and the obligations of Zeekr to consummate the Merger (other than those conditions that by their nature are only capable of being satisfied at Closing, each of which was at the time of termination capable of being satisfied as if such time were Closing) have been satisfied, (ii) Geely has confirmed by notice to Zeekr that all conditions to the obligations of Geely and Merger Sub have been satisfied or that it is willing to waive any unsatisfied conditions, and (iii) Zeekr fails to consummate the Merger within three (3) business days following the closing should have occurred (a “Zeekr Failure to Close Termination Event”).

(d)            by Zeekr (acting upon the recommendation of the Special Committee), if:

•	the representations and warranties of Geely or Merger Sub shall not be true and correct or Geely or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in the Merger Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in the obligations of each party to consummate the Merger and the obligations of Zeekr to consummate the Merger and (ii) cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within thirty (30) days following receipt by Geely and Merger Sub of written notice of such breach or failure to perform from Zeekr stating Zeekr’s intention to terminate the Merger Agreement and the basis for such termination (or, if earlier, the Outside Date); provided, that Zeekr shall not have the right to terminate the Merger Agreement if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in the obligations of each party to consummate the Merger or the obligations of Geely and Merger Sub to consummate the Merger not being satisfied (a “Geely Breach Termination Event”); or

•	if (i) all of the conditions set forth in the obligations of each party to consummate the Merger or the obligations of Geely and Merger Sub to consummate the Merger (other than those conditions that by their nature are only capable of being satisfied at Closing, each of which was at the time of termination capable of being satisfied as if such time were Closing) have been satisfied, (ii) Zeekr has confirmed by notice to Geely that all conditions set forth in the obligations of Zeekr to consummate the Merger have been satisfied or that it is willing to waive any unsatisfied conditions in the obligations of Zeekr to consummate the Merger and (iii) Geely or Merger Sub fail to consummate the Merger within three (3) business days following the date the Closing should have occurred (a “Geely Failure to Close Termination Event”).

Termination Fees and Reimbursement of Expenses

Zeekr is required to pay Geely a termination fee of US$68,833,632 (the “Zeekr Termination Fee”), if the Merger Agreement is terminated by Geely pursuant to a Zeekr Breach Termination Event or a Zeekr Failure to Close Termination Event, as set forth in more detail in clause (c) of the sub-section titled “—Termination of the Merger Agreement.”

Geely is required to pay Zeekr a termination fee of US$137,667,264 (the “Geely Termination Fee”) if the Merger Agreement is terminated:

•	by either Geely or Zeekr because: (i) (A) the Merger shall not have been consummated by the Outside Date and the Required Geely Vote is not obtained on or prior to the Outside Date, or (B) the Required Geely Vote is not obtained at the Geely Shareholders Meeting, (ii) Geely is not at such time entitled to termination the Merger Agreement, and (iii) as of the time of such termination, the Geely Board has effected a Geely Change of Recommendation; or

•	by Zeekr pursuant to a Geely Breach Termination Event or a Geely Failure to Close Termination Event, as set forth in more detail in clause (d) the sub-section titled “—Termination of the Merger Agreement.”

Zeekr is required to reimburse Geely’s out-of-pocket fees and expenses not to exceed US$2,000,000 (the “Zeekr Reimbursement Amount”) if the Merger Agreement is terminated by either Geely or Zeekr because (i) (A) the Merger shall not have been consummated by the Outside Date and the Required Zeekr Vote is not obtained at least twenty-one (21) days prior to the Outside Date or (B) the Required Zeekr Vote is not obtained at the Zeekr Shareholders Meeting, and (ii) Zeekr is not at such time entitled to termination the Merger Agreement.

Geely is required to reimburse Zeekr’s out-of-pocket fees and expenses not to exceed US$2,000,000 (the “Geely Reimbursement Amount”) if the Merger Agreement is terminated:

•	by either Geely or Zeekr because (i) the Merger shall not have been consummated by the Outside Date, and (ii) at the time of termination, all of the conditions set forth in the Merger Agreement have been satisfied (other than those conditions that by their nature are only capable of being satisfied at Closing, each of which was at the time of termination capable of being satisfied as if such time were Closing) or duly waived by the party or parties entitled to the benefit of such condition, except for one or more of the conditions relating to the Hong Kong Stock Exchange Approval, the Geely PRC Regulatory Filings or the Blue Sky Filings; or

•	by either Geely or Zeekr because: (i) (A) the Merger shall not have been consummated by the Outside Date and the Required Geely Vote is not obtained on or prior to the Outside Date, or (B) the Required Geely Vote is not obtained at the Geely Shareholders Meeting, (ii) Geely is not at such time entitled to termination the Merger Agreement, and (iii) as of the time of such termination, the Geely Board has not effected a Geely Change of Recommendation.

Remedies and Limitations on Liability

The parties agree that a party may be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement by any party, in addition to any other remedy at law or equity.

Notwithstanding anything herein to the contrary, while Geely and Merger Sub may pursue both a grant of specific performance and the payment of the Zeekr Reimbursement Amount or the Zeekr Termination Fee, or Zeekr may pursue both a grant of specific performance and the payment of the Geely Reimbursement Amount or the Geely Termination Fee, under no circumstances shall Geely and Merger Sub, on the one hand, or Zeekr, on the other hand, be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Zeekr Termination Fee, Zeekr Reimbursement Amount, Geely Termination Fee or Geely Reimbursement Amount, as applicable.

The maximum aggregate liabilities of Geely and Merger Sub, on the one hand, and the Company, on the other hand, for monetary damages in connection with the Merger Agreement are limited to (a) the maximum Geely Termination Fee of US$137,667,264 and the maximum Zeekr Termination Fee of US$68,833,632, respectively, and (b) reimbursement of certain expenses in the event that Geely and Merger Sub, on the other hand, and the Company, on the other hand, fails to pay the applicable termination fee or expense reimbursement when due and in accordance with the requirements of the Merger Agreement, as the case may be.

Amendment and Waiver

The Merger Agreement may be amended by action taken (a) in the case of Geely and Merger Sub, by or on behalf of Geely or Merger Sub, as applicable, and (b) in the case of the Zeekr, by or on behalf of the Special Committee, or by the Zeekr Board acting upon the recommendation of the Special Committee, at any time prior to the Effective Time, but after any approval of the Merger by the Required Zeekr Vote or the Required Geely Vote, no amendment shall be made which requires the approval of the Zeekr Shareholders or the Geely Shareholders under applicable law without such approval.

At any time prior to the Effective Time, any party may by action taken (a) with respect to Geely and Merger Sub, by or on behalf of Geely or Merger Sub, as applicable, and (b) with respect to the Zeekr, by action taken by or on behalf of the Zeekr Board (acting at the recommendation of the Special Committee), (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other parties with any of the agreements or conditions contained herein.

Governing Law and Dispute Resolution

The Merger Agreement and any dispute, controversy or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to its conflicts of laws rules that would mandate the application of the laws of another jurisdiction, except that the following matters arising out of or relating to the Merger Agreement shall be interpreted, construed and governed by and in accordance with the laws of the Cayman Islands in respect of which the parties hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub and Zeekr in the Surviving Corporation, the cancellation of the Zeekr Shares, the rights provided for in Section 238 of the Cayman Islands Companies Act and the application of Section 239 of the Cayman Islands Companies Act with respect to any Dissenting Shares and Purported Dissenting Shares (as the case may be), the fiduciary or other duties of the Zeekr Board, the Geely Board and the directors of Merger Sub and the internal corporate affairs of Zeekr, Geely and Merger Sub.

Any dispute, controversy or claim arising out of or relating to the Merger Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of the Merger Agreement) shall be finally settled by arbitration. The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”). The number of arbitrators shall be three (3). One arbitrator shall be appointed by the Zeekr, and one arbitrator shall be appointed by the Geely. The third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the arbitrators appointed by the first two parties. Any arbitrator that is not so appointed shall instead be appointed in accordance with the HKIAC Rules. The language to be used in the arbitration proceedings shall be English. The award of the arbitral tribunal shall be final, conclusive and binding upon the parties. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.

DISSENTERS’ RIGHTS

Zeekr and Geely have considered whether the Zeekr shareholders will be entitled to exercise statutory dissenters’ rights in respect of the Merger under Section 238. Zeekr and Geely, having communicated with their advisors, are of the view that Section 239 applies to the Merger such that none of the rights of dissenters under Section 238 shall be available in respect of the Merger to the Zeekr Shareholders other than for any Zeekr Shareholder who is a Hong Kong Non-Professional Investor. This is because Section 239 expressly disapplies statutory dissenters’ rights under Section 238 in respect of shares of any class where certain conditions are satisfied, as follows:

(a)	an open market for such class of shares exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Cayman Islands Companies Act; and

(b)	the relevant shareholders are not required by the terms of the plan of merger to accept for such shares anything except:

(i)            shares of the surviving company, or depository receipts in respect thereof;

(ii)            shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders;

(iii)            cash in lieu of fractional shares or fractional depository receipts described in sub-paragraphs (i) and (ii) above; or

(iv)            any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in sub-paragraphs (i), (ii) and (iii) above.

A copy of the complete text of Section 239 is attached as Annex D to this proxy statement/prospectus.

Under the terms of the Merger, both of the above conditions as required by Section 239 are satisfied:

(a)	an open market for the Zeekr Shares will continue to exist on a recognized stock exchange (the NYSE) at the expiry of the period specified in sub-paragraph (a) above. That period is up to 40 days following the date of the EGM, at which the vote of the Zeekr Shareholders giving authorisation for the Merger is made. The Zeekr ADSs will continue to be listed on NYSE until after the expiration of that period because the closing of the Merger will not occur until after such expiration; and

(b)	under the terms of the Merger Agreement, each holder of Zeekr Shares (or holder of Zeekr Shares represented by Zeekr ADSs and other beneficial owners of Zeekr Shares through appropriate and customary documentation and instructions) (in each case, other than any Excluded Shares and Dissenting Shares held by Hong Kong Non-Professional Investors) is permitted to elect (i) the number of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) with respect to which such holder elects to receive the cash consideration; and (ii) the number of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) with respect to which such holder elects to receive the Geely Shares, which at the Effective Time are listed on a national securities exchange (namely the Hong Kong Stock Exchange). Such holder of Zeekr Shares (other than any Hong Kong Non-Professional Investor) will therefore not be obliged to accept the cash consideration pursuant to the Merger Agreement.

Having communicated with their advisors, Zeekr and Geely are of the view that Section 239 will apply to the Zeekr Shareholders other than any Zeekr Shareholder who is a Hong Kong Non-Professional Investor, such that Zeekr Shareholders other than any Zeekr Shareholder who is a Hong Kong Non-Professional Investor shall not be entitled to exercise any dissenters' rights pursuant to Section 238 and seek payment of the fair value of their Zeekr Shares by means of appraisal proceedings in the Grand Court of the Cayman Islands (the "Court").

The interpretation of Section 239 has not yet been the subject of any judicial determination in the Cayman Islands.

If any Zeekr Shareholder (other than any Zeekr Shareholder who is a Hong Kong Non-Professional Investor) seeks to exercise dissenters’ rights under the Cayman Islands Companies Act (such Zeekr Shareholder being referred to as a "Purported Dissenting Shareholder"), Zeekr, as the surviving company, intends to defend any such proceedings and may seek a declaration that dissenters’ rights under Section 238 do not apply, because Section 239 is applicable for the reasons set out above, and also to apply for a stay or dismissal of any proceedings filed by any such Purported Dissenting Shareholder.

The terms of the Merger Agreement provide that if the Court were to issue a final and non-appealable judgment determining that Section 239 is not applicable to the Merger, such that dissenters’ rights are available under the Cayman Islands Companies Act, then Zeekr will comply with any such determination and pay the fair value of the Purported Dissenting Shares as determined by the Court or otherwise agreed to by the relevant Purported Dissenting Shareholder. However, if the Court were to issue a final and non-appealable judgment determining that Section 239 is applicable, then such Purported Dissenting Shareholder will receive only the Merger Consideration, in accordance with the election such Purported Dissenting Shareholder made pursuant to the terms of the Merger Agreement, noting that if no valid stock election is made then the Merger Consideration will by default be the cash consideration.

Shareholders who are Hong Kong Non-Professional Investors and who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger in accordance with Section 238, a copy of which is attached as Annex D to the accompanying proxy statement, will have the right to receive payment of the fair value of their Shares as determined in accordance with Section 238 if the Merger is completed, but only if they deliver to the Company, before the vote to authorise and approve the Merger is taken at the EGM, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 for the exercise of dissenters’ rights. The fair value of such Zeekr Shares as determined by the Court pursuant to the provisions of Section 238 could be more than, the same as, or less than the Merger Consideration to be received pursuant to the Merger Agreement if such dissenter rights are not exercised by any such Hong Kong Non-Professional Investors with respect to their Zeekr Shares.

ZEEKR ADS HOLDERS (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE ZEEKR SHARES UNDERLYING THEIR ZEEKR ADSS. THE DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE ZEEKR SHARES THAT IT HOLDS, EVEN IF A ZEEKR ADS HOLDER REQUESTS THE DEPOSITARY TO DO SO.

ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS AND WISH TO DISSENT FROM THE MERGER MUST SURRENDER THEIR ZEEKR ADSS TO THE DEPOSITARY, PAY THE DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ZEEKR ADSS, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING ZEEKR SHARES SUFFICIENTLY IN ADVANCE, AND BECOME REGISTERED HOLDERS OF ZEEKR SHARES BEFORE THE VOTE TO AUTHORISE AND APPROVE THE MERGER IS TAKEN AT THE EGM. THEREAFTER, SUCH FORMER ZEEKR ADS HOLDERS WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE ZEEKR SHARES UNDER SECTION 238. IT IS DIFFICULT TO PREDICT HOW LONG THE STEPS DESCRIBED ABOVE MAY TAKE. ZEEKR ADS HOLDERS THAT WISH TO SURRENDER TO BECOME REGISTERED HOLDERS OF ZEEKR SHARES ARE ADVISED TO TAKE ACTION AS SOON AS POSSIBLE. IF THE MERGER IS NOT COMPLETED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE U.S., AND THE ZEEKR ADSS WILL CONTINUE TO BE LISTED ON THE NYSE, PROVIDED THAT THE COMPANY CONTINUES TO MEET THE NYSE’S LISTING REQUIREMENTS. THE ZEEKR SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NYSE, AND IN SUCH CASE ONLY AS REPRESENTED BY ZEEKR ADSS.

AS A RESULT, IF A FORMER ZEEKR ADS HOLDER (INCLUDING THOSE WHO ARE HONG KONG NON-PROFESSIONAL INVESTORS) HAS CANCELLED HIS, HER OR ITS ZEEKR ADSS TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ZEEKR ADS HOLDER WISHES TO BE ABLE TO SELL HIS, OR HER OR ITS ZEEKR SHARES ON A STOCK EXCHANGE, SUCH FORMER ZEEKR ADS HOLDER WILL NEED TO DEPOSIT HIS, OR HER OR ITS ZEEKR SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ZEEKR ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE ZEEKR DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE DEPOSITARY FOR THE ISSUANCE OF ZEEKR ADSS (US$5.00 PER 100 ZEEKR ADS (OR PORTION THEREOF) ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE ZEEKR DEPOSIT AGREEMENT.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 101 as well as “Annex D—Cayman Islands Companies Act (As Revised)—Section 238 and Section 239” to this proxy statement carefully and to consult your own Cayman Islands and other legal counsels to obtain advice as to whether you are a Hong Kong Non-Professional Investor and therefore entitled to dissenter’s rights pursuant to Section 238, and if so, what you need to do if you desire to exercise them.

FINANCIAL INFORMATION

Selected Historical Financial Information

The following sets forth certain selected historical consolidated financial information of the Company. The following selected consolidated statements of operations and comprehensive loss data for the fiscal years ended December 31, 2023 and 2024 and the selected consolidated balance sheets data as of December 31, 2023 and 2024 have been derived from the Company’s consolidated financial statements, which are included in the Company’s Annual Report, beginning on page F-4. The Company’s historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in the Company’s Annual Report, which are incorporated into this proxy statement by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such report.

	For the Year Ended December 31,
	2023	2024
	RMB	RMB	USD
	(in thousands, except for Share and per Share data)
Selected Consolidated Statements of Operations and Comprehensive Loss Data:
Net revenues	51,672,618	75,912,651	10,399,991
Total costs of revenues	(44,822,088)	(63,465,200)	(8,694,697)
Loss from operations	(8,178,050)	(6,460,423)	(885,074)
Loss before income tax expense and share of income (loss) in equity method investments	(8,288,920)	(5,738,175)	(786,126)
Net loss	(8,264,191)	(5,790,649)	(793,315)
Net loss attributable to shareholders of ZEEKR Intelligent Technology Holding Limited	(8,346,980)	(6,423,570)	(880,025)
Net loss per Share
Basic and diluted	(4.17)	(2.73)	(0.37)
Weighted average number of Shares used in calculating net loss per Share
Basic and diluted	2,000,000,000	2,353,015,830	2,353,015,830
Comprehensive loss	(8,214,426)	(5,831,123)	(798,860)

The following table presents the Company’s selected consolidated balance sheets data as of the dates indicated.

	As of December 31,
	2023	2024
	RMB	RMB	USD
	(in thousands)
Selected Consolidated Balance Sheets Data:
Total current assets	20,477,108	25,157,585	3,446,575
Total non-current assets	6,640,392	7,513,135	1,029,293
Total assets	27,117,500	32,670,720	4,475,868
Total current liabilities	32,317,603	40,142,467	5,499,495
Total non-current liabilities	3,478,497	2,681,082	367,306
Total liabilities	35,796,100	42,823,549	5,866,801
Total shareholders’ Deficit	(8,678,600)	(10,152,829)	(1,390,933)

Net Book Value per Zeekr Share

The net book value per Share as of December 31, 2024 was US$(0.55) based on 2,541,971,138 issued and outstanding Zeekr Shares as of that date.

TRANSACTIONS IN THE SHARES

Purchases by the Company

The Company has repurchased 11,240,380 Zeekr Shares (including those represented by Zeekr ADSs) for tax purpose upon the exercise of Zeekr RSU Awards and has not otherwise repurchased any Zeekr Shares or Zeekr ADSs within the past two years.

Purchases by the Buyer

Geely has not purchased any Zeekr Shares or ADSs since the Zeekr ADSs commenced trading on the NYSE.

Prior Public Offerings

On May 12, 2024, the Zeekr ADSs commenced trading on the NYSE under the ticker symbol “ZK.” The Company raised approximately US$479.6 million in net proceeds from the issuance of new shares from its initial public offering of 24,150,000 Zeekr ADSs (taking into account the full exercise of the over-allotment option of 3,150,000 Zeekr ADSs) representing 241,500,000 Zeekr Shares at a public offering price of US$21.00 per Zeekr ADS, after deducting underwriting commissions and the offering expenses payable by the Company.

The Company did not make any other underwritten public offering of its securities since then.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of the Shares as of the date of this proxy statement, by:

•	each of the Company’s directors and executive officers;

•	the Company’s directors and executive officers as a group;

•	each person known to the Company to beneficially own more than 5.0% of the total issued and outstanding Shares; and

•	Geely and its directors and executive officers, as applicable.

The calculations in the table below are based on 2,561,728,021 Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) outstanding as of the date of this proxy statement, which excludes 21,618,233 Zeekr Shares that were deemed issued but not outstanding in relation to the Company’s 2021 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Zeekr Shares Beneficially Owned		Voting Power
	Number	%**	%***
Principal Shareholders of Zeekr
Luckview Group Limited(1)	1,668,996,860	65.2	65.2
GHGK Innovation Limited(2)	222,000,000	8.7	8.7
Directors and Executive Officers of Zeekr†
Shufu Li(3)	1,950,996,860	76.2	76.2
Conghui An(4)	68,000,000	2.7	2.7
Donghui Li	*	*	*
Shengyue Gui	*	*	*
Stephen Brown Davis	*	*	*
Miguel A. Lopez Ben	*	*	*
Michael David Ricks	*	*	*
Yun Xu	*	*	*
Jing Yuan	*	*	*
Yuhui Zhao	*	*	*
Ling Zhu	*	*	*
All directors and executive officers as a group	2,050,693,210	80.1	80.1

Geely and Directors and Executive Officers of Geely
Luckview Group Limited(1)	1,668,996,860	65.2	65.2
Shufu Li(3)	1,950,996,860	76.2	76.2
Donghui Li	*	*	*
Shengyue Gui	*	*	*
Jiayue Gan	*	*	*
Jianming Moosa Mao	0	0	0
Jie Gao	0	0	0
Hansong Zhu	0	0	0
Liping Jennifer Yu	0	0	0
Chin I Tseng	0	0	0

*	Less than 1% of our total outstanding Zeekr Shares.

**	For each person and group included in this table, percentage ownership is calculated by dividing the number of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) beneficially owned by such person or group by the sum of (i) 2,561,728,021 Zeekr Shares, being the number of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) issued and outstanding (excluding Zeekr Shares issued to the Depositary and reserved for exercise of outstanding Zeekr RSU Awards) as of the date of this proxy statement, and (ii) the number of Zeekr Shares such person or group has the right to acquire within 60 days after the date of this proxy statement.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our outstanding Zeekr Shares.

†	The address of our directors and executive officers is Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang, People’s Republic of China.

(1)	Represents 1,668,996,860 Zeekr Shares directly held by Luckview Group Limited disclosed in footnote (3) below. The business address of Luckview Group Limited is P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(2)	Represents 222,000,000 Zeekr Shares directly held by GHGK Innovation Limited disclosed in footnote (3) below. The business address of GHGK Innovation Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)	Represents (i) 1,668,996,860 Zeekr Shares held by Luckview Group Limited, a limited company incorporated in British Virgin Islands wholly owned by Geely, over which Mr. Shufu Li exercises control power, (ii) 222,000,000 Zeekr Shares held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by Ningbo Jikong Jiju Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd., a PRC-incorporated limited company in which Mr. Shufu Li owns 99.9% equity interest, and (iii) 60,000,000 Zeekr Shares held by GAGK Innovation Limited, a British Virgin Islands company with limited liability and wholly owned by Ningbo Jiqi Jichuang Enterprise Management Partnership (Limited Partnership), a PRC limited partnership whose general partner is Ningbo Jikong Enterprise Management Co., Ltd. Mr. Shufu Li disclaims beneficial ownership to the Zeekr Shares held by Luckview Group Limited, GHGK Innovation Limited and GAGK Innovation Limited except to the extent of his pecuniary interest in such Zeekr Shares.

(4)	Represents 68,000,000 Zeekr Shares held by ACH Technology Holding Limited, a British Virgin Islands company with limited liability wholly owned by Conghui An. The business address of ACH Technology Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

FUTURE SHAREHOLDER PROPOSALS

If the Merger is consummated, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference into this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction or waiver of the conditions to the consummation of the Merger, including the authorization and approval of the Merger Agreement by the Company’s shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the effect of the announcement or pendency of the Merger on our business relationships, results of operations and business generally;

•	the risk that the Merger may not be consummated in a timely manner or at all, which may adversely affect our business and the prices of Zeekr Shares and Zeekr ADSs;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;

•	inability to manage the expanding operations effectively, which could harm our business;

•	diversion of our management’s attention from our ongoing business operations;

•	loss of our senior management;

•	inability to hire or retain key personnel;

•	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of the financings that will be obtained for the Merger;

•	our failure to comply with regulations and changes in regulations;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Merger; and

•	other risks detailed in our filings with the SEC, including the information set forth under the section entitled “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2024. See “Where You Can Find More Information” beginning on page 109 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are, however, beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to our website at https://ir.zeekrgroup.com/. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

The issuance of Geely Shares (if any) in the Merger will be conducted without registration under the Securities Act of 1933, as amended, pursuant to the exemption provided by Rule 802 thereunder, rather than pursuant to an effective registration statement on Form F-4 or any other registration statement, and is not subject to the disclosure requirements applicable to a registration statement on Form F-4 or any other registration statement. Zeekr, Geely and any of their affiliates participating in the Merger will be exempt from the requirements of Rule 13e-3 promulgated under the Exchange Act of 1934 (including with respect to the requirement that a Schedule 13E-3 be filed with the SEC) pursuant to the exemption provided by Rule 13e-3(g)(6). Neither Zeekr nor Geely is making any disclosure pursuant to such disclosure requirement, whether in the Merger Agreement, this Proxy Statement or any documents filed or furnished with the SEC or otherwise disseminated to any Zeekr shareholders or Zeekr ADS holders in connection with the Merger.

Neither Zeekr nor Geely is making any recommendation as to whether Zeekr shareholders or Zeekr ADS holders should elect to receive the Cash Consideration, Stock Consideration or a combination thereof in the Merger. You must make your own decision with respect to such election. You are encouraged to make your own investigation into the business, operations, property, financial and other condition, creditworthiness and consequences of investing in Geely, and review documents and information (including publicly available information about Geely, none of which should be deemed as incorporated by reference into this Proxy Statement or any documents filed or furnished with the SEC or otherwise disseminated to Zeekr shareholders or Zeekr ADS holders in connection with the Merger) as you deem appropriate to make your own decision whether to elect the stock consideration in the Merger.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on March 20, 2025 is incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the transaction described in this proxy statement.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to the Company at ir@zeekrlife.com.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EGM. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED AUGUST 4, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

AGREEMENT AND PLAN OF MERGER

A-1

CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of July 15, 2025

among

Geely Automobile Holdings Limited,

Keystone Mergersub Limited

and

ZEEKR Intelligent Technology Holding Limited

AGREEMENT AND PLAN OF MERGER

i

ii

EXHIBITS

EXHIBIT A – Plan of Merger

iii

Glossary of Defined Terms

Acquisition Proposal	51
Agreement	1
Articles of Association	2
Bankruptcy and Equity Exception	19
Cash Consideration	4
Cash Election	6
Cash Election Shares	8
Cayman Companies Act	2
Claim	61
Closing	2
Closing Date	2
Contract	22
CSRC	76
Data Protection Laws	25
Dissenters Shares	13
Effective Time	2
EGM Materials Mail Date	57
Election	6
Election Deadline	7, 76
Election Form	6
Election Form Mailing Date	6
Election Record Date	6
Exchange Act	19
Exchange Fund	8
Excluded Shares	5
Expenses	63
FCPA	24
GAAP	20
Geely	1
Geely ADS	4
Geely Affiliate	40
Geely Agreements	38
Geely Benefit Plan	40
Geely Board	1
Geely Board Recommendation	54
Geely Change of Recommendation	54
Geely Disclosure Letter	32
Geely EGM Circular	57
Geely Financial Information	36
Geely IT Systems	44
Geely Material Contract	42
Geely Memorandum and Articles of Association	32
Geely Permits	39
Geely Public Documents	35
Geely Record Date	57

iv

Geely Shareholders	1
Geely Shares	33
Government Official	24
Governmental Entity	22
HKFRS	36
HKIAC	72
HKIAC Rules	72
Hong Kong Stock Exchange Approval	64
Indemnified Parties	60
Judgment	23
Letter of Transmittal	7
Merger Consideration	4
Merger Sub	1
Merger Sub Board	34
Non-Required Remedy	59
Notice Date	14
Old Zeekr Share Certificate	7
Outside Date	66
Parties	1
Per ADS Cash Consideration	4
Per ADS Exchange Ratio	4
Per ADS Stock Consideration	4
Per Share Cash Consideration	5
Per Share Exchange Ratio	5
Per Share Merger Consideration	5
Per Share Stock Consideration	5
Plan of Merger	2
PRC Anti-Bribery Laws	24
PRC Anti-Monopoly Law and Regulations	25
Proceedings	23
Purported Dissenters Shares	14
Purported Dissenting Shareholder	14
Required Geely Vote	34
Review Date	21
Section 238	14
Section 238(4) Notice	14
Section 239	14
Securities Act	19
Stock Consideration	5
Stock Election	6
Stock Election Shares	8
Surviving Corporation	2
Takeover Statute	63
Tax Group	27
Transactions	1
Transfer	56

v

Trustee	15
Uncertificated Zeekr Shares	10
Wholly Owned Geely Subsidiaries	34
Wholly Owned Zeekr Subsidiaries	18
Zeekr	1
Zeekr Affiliate	24
Zeekr Agreements	22
Zeekr Benefit Plan	25
Zeekr Board	1
Zeekr Board Recommendation	1
Zeekr Change of Recommendation	52
Zeekr Deposit Agreement	8
Zeekr Depositary	8
Zeekr Disclosure Letter	17
Zeekr EGM Record Date	55
Zeekr Financial Advisor	31
Zeekr Financial Information	20
Zeekr IT Systems	30
Zeekr Material Contract	27
Zeekr Memorandum and Articles of Association	17
Zeekr Permits	24
Zeekr Proxy Statement	55
Zeekr Record ADS Holders	55
Zeekr SEC Reports	19
Zeekr Shareholders	1
Zeekr Special Committe	1

vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated July 15, 2025, is by and among Geely Automobile Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Geely”), Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and an indirect wholly owned Subsidiary of Geely (“Merger Sub”), and ZEEKR Intelligent Technology Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Zeekr” and, together with Geely and Merger Sub, the “Parties”). Certain capitalized terms used in this Agreement are used as defined in Section 9.14;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Companies Act, it is proposed that Merger Sub will merge with and into Zeekr (the “Merger”), with Zeekr being the surviving company (as defined in the Cayman Companies Act) of the Merger and becoming a wholly-owned Subsidiary of Geely;

WHEREAS, the board of directors of Zeekr (the “Zeekr Board”), acting upon the unanimous recommendation of a special committee established by the Zeekr Board (the “Zeekr Special Committee”) has (i) determined that the execution by Zeekr of this Agreement and the Plan of Merger and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of Zeekr and its shareholders (the “Zeekr Shareholders”), (ii) approved and declared it advisable for Zeekr to enter into this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the Zeekr Shareholders (the “Zeekr Board Recommendation”) and to include such recommendation in the Zeekr Proxy Statement and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the Zeekr Shareholders for authorization and approval at the Zeekr Shareholders Meeting;

WHEREAS, the board of directors of Geely (the “Geely Board”) has (i) determined that the execution by Geely of this Agreement and the Plan of Merger and consummation of the Transactions, including the Merger and the Geely Share Issuance are fair and reasonable and in the best interests of Geely and its shareholders (the “Geely Shareholders”), (ii) approved and declared it advisable for Geely to enter into this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger and the Geely Share Issuance, and (iii) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, as applicable, to the Geely Shareholders and to include such recommendation in the Geely EGM Circular and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the Geely Shareholders for authorization and approval at the Geely Shareholders Meeting; and

WHEREAS, the board of directors of Merger Sub has (a) approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Merger Sub to enter into this Agreement and the Plan of Merger and to consummate the Transactions; Luckview Group Limited, a limited liability company incorporated in the British Virgin Islands and a wholly owned subsidiary of Geely, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions.

1

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I.
THE MERGER

Section 1.1         The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”), Merger Sub shall be merged with and into Zeekr. Following the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and Zeekr shall continue as the surviving company (as defined in the Cayman Companies Act) (the “Surviving Corporation”) under the Laws of the Cayman Islands and become a wholly-owned Subsidiary of Geely.

Section 1.2         Effective Time. Subject to the provisions of this Agreement, Merger Sub and Zeekr shall execute a plan of merger (the “Plan of Merger”) substantially in the form contained in Exhibit A hereto and the Parties shall file the Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Act with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Act on or as soon as practicable after the Closing Date. The Merger shall become effective on the date specified in the Plan of Merger in accordance with the Cayman Companies Act (the “Effective Time”).

Section 1.3         Closing of the Merger. Unless otherwise mutually agreed in writing among the Parties, the closing of the Merger (the “Closing”) will take place electronically, at 10 a.m. (Hong Kong time), on a date to be agreed among Zeekr and Geely (the “Closing Date”), which shall be no later than the twentieth (20th) Business Day immediately following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing) or such other time as agreed in writing by Zeekr and Geely, provided that in no event shall the Closing Date be earlier than the twenty-first (21st) day after the Notice Date.

Section 1.4         Effects of the Merger. The Merger shall have the effects specified in the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto and further subject to any specific arrangements by the relevant parties, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and Zeekr in accordance with the Cayman Companies Act.

Section 1.5         Memorandum and Articles of Association. At the Effective Time, in accordance with the Plan of Merger, Zeekr will adopt the new amended and restated memorandum of association and articles of association, which are substantially in the form of the memorandum of association and articles of association of Merger Sub as in effect immediately prior to the Effective Time, as the memorandum of association and articles of association (the “Articles of Association”) of the Surviving Corporation until thereafter amended in accordance with applicable Law and the Articles of Association; save and except, among other things, (a) all references to the name of the Surviving Corporation shall be amended to “ZEEKR Intelligent Technology Holding Limited” and (b) all references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized share capital of the Surviving Corporation as approved in the Plan of Merger if necessary; and (c) the Articles of Association shall include such indemnification provisions as required by Section 6.8.

2

Section 1.6         Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until their respective successors are duly elected and qualified.

Section 1.7         Officers. The officers of Zeekr immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Association until their respective death, resignation, or removal or until successors are duly elected or appointed and qualified.

Section 1.8         Regulatory filings. Each of Merger Sub and Zeekr agrees and undertakes with the other that it will, and/or will procure that a member of its board of directors will, give, execute and file with the Registrar of Companies of the Cayman Islands such certificates, documents, declarations, undertakings and confirmations, and pay such fees, as may be required to be filed pursuant to the Cayman Companies Act, including Section 233 of the Cayman Companies Act, in order to consummate the Merger.

Article II.
CONVERSION OF SECURITIES

Section 2.1         Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the Zeekr Shareholders:

(a)            Securities of Merger Sub. Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share of the Surviving Corporation. Such conversion shall be effected by means of the cancellation of each such ordinary share of Merger Sub, in exchange for the right to receive one  ordinary share of the Surviving Corporation. Such ordinary share(s) of the Surviving Corporation shall be the only issued and outstanding share capital of the Surviving Corporation upon the Effective Time.

(b)            Zeekr Shares. Subject to Section 2.1(i), Section 2.2 and Section 2.5, each Zeekr Share issued and outstanding immediately prior to the Effective Time (other than any Zeekr Share represented by the Zeekr ADSs, Excluded Shares, Dissenting Shares and Purported Dissenting Shares) shall be cancelled in exchange for the right to receive the following, without interest:

3

(i)         for each such Zeekr Share with respect to which a Cash Election has been validly made pursuant to Section 2.2, an amount in cash equal to the Per Share Cash Consideration;

(ii)        for each such Zeekr Share with respect to which a Stock Election has been validly made pursuant to Section 2.2, the Per Share Stock Consideration; and

(iii)       for each such Zeekr Share other than Zeekr Shares with respect to which a Cash Election or Stock Election has been validly made pursuant to Section 2.2, an amount in cash equal to the Per Share Cash Consideration.

(c)            Zeekr ADSs. Subject to Section 2.1(i), Section 2.2, Section 2.5 and Section 2.6, each Zeekr ADS issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares), together with the Zeekr Shares represented by such Zeekr ADS, shall be cancelled in exchange for the right to receive the following, without interest:

(i)         for each such Zeekr ADS, together with the Zeekr Shares represented by such Zeekr ADS, with respect to which a Cash Election has been validly made pursuant to Section 2.2, the Per ADS Cash Consideration;

(ii)        for each such Zeekr ADS, together with the Zeekr Shares represented by such Zeekr ADS, with respect to which a Stock Election has been validly made pursuant to Section 2.2, the Per ADS Stock Consideration, which shall be delivered in the form of Geely ADSs; and

(iii)       for each such Zeekr ADS other than Zeekr ADSs with respect to which a Cash Election or Stock Election has been validly made pursuant to Section 2.2, together with the Zeekr Shares represented by such Zeekr ADS, the Per ADS Cash Consideration.

(d)            For the purpose of this Agreement, the following terms shall have the following meanings:

(i)         “Cash Consideration” mean collectively, the Per Share Cash Consideration and Per ADS Cash Consideration.

(ii)        “Geely ADS” means an American depositary share representing and exchangeable for twenty (20) Geely Shares.

(iii)       “Merger Consideration” mean, collectively, the Per Share Cash Consideration, the Per Share Stock Consideration, the Per ADS Cash Consideration and the Per ADS Stock Consideration.

(iv)       “Per ADS Cash Consideration” means US$26.87.

(v)        “Per ADS Exchange Ratio” means 12.3.

(vi)       “Per ADS Stock Consideration” means a number of validly issued, fully paid, non-assessable Geely Shares equal to the Per ADS Exchange Ratio.

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(vii)      “Per Share Cash Consideration” means US$2.687.

(viii)    “Per Share Exchange Ratio” means 1.23.

(ix)       “Per Share Merger Consideration” mean, collectively, the Per Share Cash Consideration and the Per Share Stock Consideration.

(x)        “Per Share Stock Consideration” means a number of validly issued, fully paid, non-assessable Geely Shares equal to the Per Share Exchange Ratio.

(xi)       “Stock Consideration” mean collectively, the Per Share Stock Consideration and Per ADS Stock Consideration.

(e)            All of the Zeekr Shares and the Zeekr ADSs (including the Zeekr Shares represented by such Zeekr ADSs) canceled in exchange for the right to receive the Merger Consideration pursuant to Section 2.1(b) and Section 2.1(c) shall no longer be issued and outstanding and shall cease to exist as of the Effective Time, and each holder of such Zeekr Shares and Zeekr ADSs shall cease to have any rights with respect to such Zeekr Shares and Zeekr ADSs (including the Zeekr Shares represented by such Zeekr ADSs), except for the right to receive the applicable Merger Consideration pursuant to Section 2.1(b) and Section 2.1(c) (including, as applicable, cash in lieu of fractional Geely Shares or fractional Geely ADSs which the holder thereof shall have become entitled to receive pursuant to Section 2.5 or Section 2.6) and any dividends or distributions which the holder thereof becomes entitled to receive in accordance with and subject to Section 2.4(c)(iv), without any interest thereon.

(f)            Excluded Shares. (i) Each Zeekr Share and each Zeekr ADS issued and outstanding immediately prior to the Effective Time that is held by Geely, Zeekr or any of their respective Subsidiaries (including any Zeekr Shares represented by such Zeekr ADS) and (ii) each Zeekr Share held by the Depositary as of immediately prior to the Effective Time that is reserved for issuance, settlement and allocation upon vesting of any outstanding Zeekr RSU Award and each Zeekr ADS representing such Zeekr Shares ((i) and (ii) collectively, the “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled, shall no longer be issued or outstanding and shall cease to exist, and the register of members of the Surviving Corporation will be amended accordingly, and no consideration shall be delivered or deliverable in exchange therefor.

(g)            Dissenting Shares. Each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled, shall no longer be issued or outstanding and shall cease to exist in accordance with Section 2.12, and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 2.12.

(h)            Purported Dissenting Shares. Each Purported Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled, shall no longer be issued or outstanding and shall cease to exist in accordance with Section 2.13, and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 2.13.

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(i)            Certain Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time, (i) the issued and outstanding Zeekr Shares, or securities convertible into or exchangeable or exercisable for Zeekr Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction and (ii) the issued and outstanding Geely Shares, or securities convertible into or exchangeable or exercisable for Geely Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Stock Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction; provided, that nothing in this Section 2.1(i) shall be construed to permit Zeekr, Geely or the Merger Sub to take any action that is prohibited by the terms of this Agreement.

Section 2.2         Election Procedures.

(a)            As soon as reasonably practicable after the date of this Agreement, Geely and Zeekr shall coordinate with the Exchange Agent to prepare a form of election (the “Election Form”), which will permit each registered holder of Zeekr Shares (including the Depositary as the registered holder of Zeekr Shares underlying the Zeekr ADSs, who shall make Elections with respect to such Zeekr Shares based on instructions from the holders of the Zeekr ADSs representing such Zeekr Shares) (in each case, other than any Excluded Shares and Dissenting Shares) to, subject to Section 2.2(e) and Section 2.2(f), specify (an “Election”):

(i)         the number of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) with respect to which such holder elects to receive the Cash Consideration (a “Cash Election”); and

(ii)        the number of Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) with respect to which such holder elects to receive the Stock Consideration (a “Stock Election”).

(b)            Not later than five (5) Business Days after the EGM Materials Mail Date or on such other date as may be mutually agreed in writing by Zeekr and Geely, (i) Geely shall cause the Exchange Agent to mail or otherwise make available (the date when the Exchange Agent takes such action pursuant to this Section 2.2(b), the “Election Form Mailing Date”) (x) the Election Form to all registered holders of Zeekr Shares as of a date no earlier than fifteen (15) Business Days before the Election Form Mailing Date (such date, the “Election Record Date”) and (y) a notice with respect to Elections to all participants in the DTC system which hold Zeekr ADSs (as identified by Geely or the Exchange Agent through a customary broker search or similar process) as of the Election Record Date and (ii) Geely and Zeekr shall instruct the Depositary to work with the DTC to establish an election portal on the DTC system to facilitate the submissions of Election instructions by or on behalf of holders of Zeekr ADSs. Geely shall use reasonable best efforts to make available as promptly as reasonably practicable one or more Election Forms as may be reasonably requested from time to time by all Persons who become a registered holder of Zeekr Shares before the Election Deadline.

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(c)            An Election will have been validly made only if the Exchange Agent has received, at its designated office by the Election Deadline:

(i)         an Election Form duly completed and validly executed;

(ii)        a letter of transmittal (a “Letter of Transmittal”) in customary form for a company incorporated in the Cayman Islands, duly completed and validly executed, and share certificates (if issued) (each an “Old Zeekr Share Certificate”) representing the Zeekr Shares (or affidavits and indemnities of loss in lieu of the Old Zeekr Share Certificates as provided in Section 2.10) to which the Election relates; and

(iii)       such other information or documents as required in the Election Form or the Letter of Transmittal including the instructions thereto.

(d)            Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, no Election shall be deemed to have been made with respect to the Zeekr Shares represented by such Election Form, except to the extent a subsequent election is properly made prior to the Election Deadline.

(e)            Where an Election is made by or on behalf of any Person who is a Hong Kong Non-Professional Investor, such Election may specify only a Cash Election, and will have been validly made (subject to compliance with Section 2.2(c)) only to the extent that it purports to be a Cash Election, and may not specify a Stock Election, and will not have been validly made to the extent that it purports to be a Stock Election.

(f)             Notwithstanding anything to the contrary in this Agreement or in the Election Form, where a Stock Election is made by or on behalf of any Person who is a PRC ODI Investor, such Election shall not be considered validly made unless, in addition to compliance with the other provisions of this Section 2.2(c), prior to the Election Deadline, all NDRC Filings, MOFCOM Filings and SAFE Filings required to be made by or on behalf of such PRC ODI Investor or any of its Affiliates in connection with and prior to such PRC ODI Investor’s receipt of the applicable Stock Consideration pursuant to the terms of this Agreement have been completed and remain in full force and effect, and satisfactory documentary evidence thereof has been provided or otherwise made available to Geely.

(g)            Subject to the terms of this Agreement and the Election Form, the Exchange Agent in the exercise of its reasonable, good faith discretion, and in consultation with Geely and Zeekr, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the Election Form and compliance by any holder with the Election procedures set forth herein (including whether any election, revocation or change has been properly or timely made) and to disregard immaterial defects in the Election Form, the Letter of Transmittal or other document submitted to the Exchange Agent in connection therewith, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. The Exchange Agent may, with the prior written consent of Geely and Zeekr, make rules that are consistent with this Section 2.2 for the implementation of each holder’s Election as shall be necessary or desirable to effect such Elections in accordance with the terms of this Agreement.

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(h)            None of the Parties and their respective Representatives will be under any duty to notify any Person of any such defect with respect to any Election that is not validly made.

(i)             Geely and Zeekr shall work together to cause a public announcement or press release to be made in respect of the Election Deadline at least five (5) Business Days prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Geely and Zeekr shall work together to cause a public announcement or press release to be made promptly in respect of the rescheduled Election Deadline.

(j)             Notwithstanding anything herein or in any Election Form to the contrary, all Elections shall automatically be deemed to be revoked upon the termination of this Agreement in accordance with the terms hereof, whereupon the Parties shall promptly notify the Exchange Agent in writing.

Section 2.3         Exchange Agent and Exchange Fund.

(a)            Subject to the terms and conditions of the deposit agreement, dated as of May 9, 2024, entered into by and among Zeekr, The Bank of New York Mellon (the “Depositary”), as depositary, and all holders and beneficial owners from time to time of Zeekr ADSs (the “Zeekr Deposit Agreement”), reasonably in advance of the Effective Time, Geely shall appoint the Exchange Agent to act as exchange agent hereunder. Each Party shall use reasonable best efforts to provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein.

(b)            Geely shall, at or prior to the Effective Time, deposit or cause to be deposited with the Exchange Agent such amount of cash in U.S. dollars for the benefit of the holders of Zeekr Shares and Zeekr ADSs as of immediately prior to the Effective Time sufficient to settle the Cash Consideration provided in Section 2.1(b) and Section 2.1(c) (including cash in lieu of fractional Geely Shares which the holder thereof shall have become entitled to receive pursuant to Section 2.5) (such cash, the “Exchange Fund”). The fees and expenses of the Exchange Agent shall be borne by Geely and shall be paid by Geely using funds other than the Exchange Fund.

Section 2.4         Exchange Procedures.

(a)            Stock Consideration.

(i)         Only Zeekr Shares, including Zeekr Shares represented by Zeekr ADSs (together with the Zeekr ADSs representing such Zeekr Shares) but excluding any Excluded Shares, Dissenting Shares and Purported Dissenting Shares issued and outstanding immediately prior to the Effective Time with respect to which a valid Stock Election has been made pursuant to Section 2.2 will be exchanged into the right to receive the Stock Consideration pursuant to the terms of this Agreement (such Zeekr Shares, the “Stock Election Shares”). All the other Zeekr Shares, including such other Zeekr Shares represented by Zeekr ADSs (together with the Zeekr ADSs representing such other Zeekr Shares) (other than any Excluded Shares, Dissenting Shares and Purported Dissenting Shares) will be exchanged into right to receive the Cash Consideration pursuant to the terms of this Agreement (such Zeekr Shares, the “Cash Election Shares”).

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(ii)        As soon as practicable and in any event within five (5) Business Days after the Effective Time, Geely shall cause the Hong Kong Share Registrar to (A) with respect to any Stock Election Shares (other than the Stock Election Shares represented by Zeekr ADSs), (x) issue to each registered holder of such Stock Election Shares as of immediately prior to the Effective Time, the applicable Stock Consideration payable in exchange therefor, and (y) mail to (or make available for collection at the Hong Kong Share Registrar’s office by) such registered holder the original share certificate representing such Stock Consideration in the name of such registered holder and (B) with respect to Stock Election Shares represented by Zeekr ADSs (together with such Zeekr ADSs), (x) issue to the Depositary or its designated Person, the applicable Stock Consideration payable in exchange therefor and mail to (or make available for collection at the Hong Kong Share Registrar’s office by) the Depositary or its designated Person the original share certificate representing such Stock Consideration issued in the name of the Depositary or its designated Person, or (y) otherwise make available to the Depositary or its designated Person the applicable Stock Consideration payable in exchange therefor through such alternative arrangement as may be agreed with the Depositary and reasonably acceptable to Zeekr, in each case of (A) and (B), without any interest.

(iii)       Prior to the Effective Time, Geely and Zeekr shall establish procedures with the Depositary such that against the issuance of the Geely Shares as Stock Consideration to and the deposit of such Geely Shares with the Depositary or its designated Person pursuant to Section 2.4(a)(ii), the Depositary will issue Geely ADSs representing the corresponding portion of the Stock Consideration and deliver (including through the DTC as applicable) such Geely ADSs to the holders of Zeekr ADSs who are entitled to such Stock Consideration in exchange for their Zeekr ADSs pursuant to Section 2.1(c).The material terms of the Geely ADSs will be described in the Zeekr Proxy Statement. Geely shall pay any fees imposed by the Depositary upon holders of Geely ADSs in connection with the issuance of Geely ADSs in connection with the Transactions contemplated by this Agreement.

(b)            Cash Consideration.

(i)         Promptly following (and in any event within five (5) Business Days after) the Effective Time, with respect to any Zeekr Shares entitled to receive the Merger Consideration pursuant to Section 2.1(b), for which no valid Election has been made, and which therefore shall constitute Cash Election Shares for the purpose of this Agreement, the Surviving Corporation shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a registered holder of such Zeekr Shares: (i) a Letter of Transmittal, which shall specify the manner to effect the delivery of the Per Share Cash Consideration to registered holders of such Zeekr Shares, and (ii) instructions for use in effecting the surrender of any Old Zeekr Share Certificates (or affidavits and indemnities of loss in lieu of the Old Zeekr Share Certificates as provided in Section 2.10) and such other documents as may be required to receive the Per Share Cash Consideration.

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(ii)        Each registered holder of Cash Election Shares which are represented by an Old Zeekr Share Certificate, subject to the surrender of such Old Zeekr Share Certificate (or delivery of an affidavit and indemnity of loss in lieu of such Old Zeekr Share Certificate as provided in Section 2.10) for cancellation and/or such other documents as may be required pursuant to the terms of the Election Form and the Letter of Transmittal, as applicable, duly executed in accordance with the instructions thereto, and each registered holder of Cash Election Shares represented by book entry (“Uncertificated Zeekr Shares”), upon the surrender of such Cash Election Shares for cancellation and/or such other documents as may be required pursuant to the terms of the Election Form and the Letter of Transmittal, as applicable, duly executed in accordance with the instructions thereto, shall be entitled to receive in exchange therefor the Per Share Cash Consideration payable in respect of such Cash Election Shares. Any Old Zeekr Share Certificates so surrendered shall forthwith be cancelled. No interest shall be paid or shall accrue on the cash payable upon the cancellation of any Cash Election Shares or the surrender or transfer of any Old Zeekr Share Certificates pursuant to this Article II.

(iii)       Prior to the Effective Time, Geely and Zeekr shall establish procedures with the Exchange Agent and the Depositary to ensure that (A) the Exchange Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the Cash Consideration payable in respect of the number of Zeekr ADSs issued and outstanding immediately prior to the Effective Time (other than any Zeekr ADSs representing any (x) Excluded Shares or (y) Stock Election Shares), and (B) the Depositary will distribute (including through the DTC as applicable) such Cash Consideration to the holders of Zeekr ADSs who are entitled to such Cash Consideration in exchange for their Zeekr ADSs pursuant to Section 2.1(c).

(c)            Others.

(i)         Pursuant to the terms of the Zeekr Deposit Agreement, the Zeekr ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their Zeekr ADSs (and the underlying Zeekr Shares). The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the distribution of the Merger Consideration to Zeekr ADS holders and the termination of the Zeekr ADS program or facility (other than (A) the Zeekr ADS cancellation fee and the Depositary’s depositary services fee, which shall be payable by the holders of the Zeekr ADSs in accordance with the Zeekr Deposit Agreement and (B) those fees payable by Geely pursuant to Section 2.4(a)(iii)). No interest shall be paid or shall accrue on any Merger Consideration upon the cancellation of any Zeekr ADSs or the underlying Zeekr Shares represented by such Zeekr ADSs pursuant to this Article II.

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(ii)        Until surrendered as contemplated by this Section 2.4, each Old Zeekr Share Certificate and Uncertificated Zeekr Shares shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by Section 2.1(b) (including, as applicable, cash in lieu of fractional Geely Shares which the holder thereof shall have become entitled to receive pursuant to Section 2.5) and any dividends or distributions which the holder thereof becomes entitled to receive in accordance with and subject to Section 2.4(c)(iv), without any interest thereon.

(iii)       The Exchange Agent will only accept Old Zeekr Share Certificates and Uncertificated Zeekr Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices.

(iv)       No dividends or other distributions declared or made with respect to Geely Shares with a record date after the Effective Time shall be paid to the holder of any un-surrendered Old Zeekr Share Certificates or Uncertificated Zeekr Shares with respect to the Geely Shares that such holder has the right to receive in the Merger until such holder surrenders such Old Zeekr Share Certificates or Uncertificated Zeekr Shares in accordance with this Section 2.4 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Law, to receive all such dividends and distributions, without interest).

(v)        If the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the cancelled Zeekr Shares are registered, it shall be a condition of payment or allotment and issuance, as the case may be, that (A) a share transfer form in respect of Zeekr Shares represented by the Old Zeekr Share Certificate so surrendered (if any) or the transferred Uncertificated Zeekr Shares shall be in a proper form to transfer the relevant Zeekr Shares and (B) the Person requesting such payment or allotment and issuance, as the case may be, shall have paid any transfer and other Taxes required by reason of the payment or allotment and issuance, as the case may be, of the Per Share Merger Consideration to a Person other than the registered holder of such cancelled Zeekr Shares and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

Section 2.5         Settlement of Fractional Securities. No fractional Geely Shares shall be issued to holders of Zeekr Shares in connection with the Merger, and no certificates for any such fractional Geely Shares shall be issued. Any holder of Zeekr Shares who would otherwise be entitled to receive a fraction of a Geely Shares (after aggregating all fractional Geely Shares issuable to such holder), in lieu of such fraction of a Geely Shares, shall (subject to Section 2.4) be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a Geely Share on the Hong Kong Stock Exchange on the last day before the Closing Date (or if such last day is not a day on which the Hong Kong Stock Exchange is open, the immediately preceding day on which the Hong Kong Stock Exchange is open). The Parties acknowledge that such payment of cash in lieu of issuing fractional Geely Shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional Geely Shares. No holder of Zeekr Shares shall be entitled to any dividends, voting rights or any other rights in respect of any fractional Geely Shares by virtue of the right to receive cash in lieu of fractional Geely Shares described in this Section 2.5 .

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Section 2.6         Settlement of fractional Geely ADSs. Notwithstanding anything in this Agreement to the contrary, no fractional Geely ADSs shall be issued in connection with the Merger. All fractional Geely ADSs that otherwise would be issued in connection with the Merger will be sold in one or more transactions conducted by brokers engaged by the Depositary, and the proceeds of such sale (net of any commissions charged by such brokers) will be distributed to all holders of fractional Geely ADSs that otherwise would be issued, in each case through customary DTC arrangements and where applicable, arrangements between such holders and their respective brokers, banks or other nominees which are direct or indirect participants of the DTC system, or at such times, in such manner and on such terms as the Depositary may determine in its reasonable discretion, in each case without interest. The Parties acknowledge that such payment of cash in lieu of issuing fractional Geely ADSs is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional Geely ADSs. No holder of Zeekr ADSs shall be entitled to any dividends, voting rights or any other rights in respect of any fractional Geely ADS (or the underlying Geely Shares) by virtue of the right to receive cash in lieu of fractional Geely ADSs described in this Section 2.6.

Section 2.7          Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Zeekr Shares (other than the Excluded Shares, Dissenting Shares and the Purported Dissenting Shares) on the first (1st) anniversary of the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation, and any holder of Zeekr Shares (other than the Excluded Shares, Dissenting Shares and the Purported Dissenting Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Geely (subject to this Agreement and abandoned property, escheat and similar laws) for the Per Share Merger Consideration, to which such holder is entitled, without any interest on any portion thereof. Any such portion of the Exchange Fund remaining unclaimed by such holders of Zeekr Shares at such time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.8         No Liability. None of Geely, Merger Sub, Zeekr, the Surviving Corporation, the Exchange Agent or any of their respective Representatives, shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.9         Untraceable Shareholders. The Merger Consideration shall not be made to holders of Zeekr Shares who are untraceable unless and until, except as provided below, they notify the Exchange Agent of their current contact details. A holder of Zeekr Shares will be deemed to be untraceable if (i) such Person has no registered address in the register of members maintained by Zeekr, or (ii) on the last two consecutive occasions on which a dividend has been paid by Zeekr a check payable to such Person either (x) has been sent to such Person and has been returned undelivered or has not been cashed, or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to Zeekr, or (iii) notice of the Zeekr Shareholders Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Monies due to holders of Zeekr Shares who are untraceable shall be returned to the Surviving Corporation on demand and held in a non-interest bearing bank account for the benefit of such holders who are untraceable.

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Section 2.10       Lost, Stolen or Destroyed Certificates. If any Old Zeekr Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Old Zeekr Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or by the Exchange Agent, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct as indemnity against any claim that may be made against Geely, the Surviving Corporation, the Exchange Agent and their respective Representatives with respect to such lost, stolen or destroyed Old Zeekr Share Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Old Zeekr Share Certificate the applicable Per Share Merger Consideration with respect to Zeekr Shares formerly represented thereby pursuant to this Agreement.

Section 2.11       Transfer Books; No Further Ownership Rights. Subject to Section 2.12 and Section 2.13, the Merger Consideration paid in respect of the cancellation of Zeekr Shares and Zeekr ADSs in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Zeekr Shares (including Zeekr Shares represented by Old Zeekr Share Certificates and Uncertificated Zeekr Shares) and Zeekr ADSs. At the Effective Time, the register of members of Zeekr and the register of ADSs of Zeekr shall be closed, and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Zeekr Shares or on the register of ADSs of Zeekr of Zeekr ADSs that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, (i) the holders of Zeekr Shares issued and outstanding immediately prior to the Effective Time and (ii) subject to the Zeekr Deposit Agreement, the holders of Zeekr ADSs that evidenced ownership of Zeekr ADSs outstanding immediately prior to the Effective Time, shall cease to have any rights with respect to such Zeekr Shares or Zeekr ADSs, except as otherwise provided for herein or by applicable Law. If at any time after the Effective Time, Old Zeekr Share Certificates, Uncertificated Zeekr Shares or Zeekr ADSs are presented to the Surviving Corporation, or the Depositary, where applicable, for any reason, they shall be cancelled as provided in this Article II.

Section 2.12       Dissenting Shares.

(a)            A registered holder of Zeekr Shares who is a Hong Kong Non-Professional Investor and who has validly exercised its rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Act shall not be entitled to receive the Per Share Merger Consideration with respect to Zeekr Shares owned by it (“Dissenting Shares”) unless and until such holder of Zeekr Shares shall have effectively withdrawn or lost its rights to dissent from the Merger under the Cayman Companies Act.

(b)            If a holder of Dissenting Shares fails to validly exercise, effectively withdraws or loses its rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Act with respect to any Dissenting Shares, such Zeekr Shares shall (i) cease to be Dissenting Shares and (ii) be cancelled, shall no longer be issued or outstanding and shall cease to exist in exchange for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, in the manner provided in Section 2.1. Geely shall promptly deposit or cause to be deposited with the Exchange Agent any additional funds necessary to pay in full the aggregate Merger Consideration so due and payable to such Zeekr Shareholders who have failed to validly exercise or who shall have effectively withdrawn or lost such dissent rights under Section 238 of the Cayman Companies Act.

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(c)            Each Dissenting Share shall be canceled, shall no longer be issued or outstanding and shall cease to exist at the Effective Time in exchange for the right to receive only the payment of the fair value of such Dissenting Shares determined in accordance with the provisions of Section 238 of the Cayman Companies Act. Zeekr shall promptly give Geely (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such notices and/or demands, and any other instruments served pursuant to applicable Law that are received by Zeekr relating to the rights of a registered holder of Zeekr Shares to dissent from the Merger and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Act. Zeekr shall not, except with the prior written consent of Geely, voluntarily make any payment with respect to any exercise by a registered holder of Zeekr Shares of its rights to dissent from the Merger, any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)            If any written notices of objection to the Merger are served by any Zeekr Shareholder pursuant to Section 238(2) of the Cayman Companies Act, then provided that the Required Zeekr Vote has been obtained, Zeekr shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such Zeekr Shareholder pursuant to Section 238(4) of the Cayman Companies Act (the “Section 238(4) Notice ”) within twenty (20) days of obtaining the Required Zeekr Vote at the Zeekr Shareholders Meeting (the date on which such notice has been given, the “Notice Date”).

Section 2.13       Purported Dissenting Shares.

(a)            Section 239 of the Cayman Companies Act (“Section 239”) applies to the Merger such that none of the rights of dissenters under Section 238 of the Cayman Companies Act (“Section 238”) shall be available in respect of the Merger to the Zeekr Shareholders (other than any Zeekr Shareholder who is a Hong Kong Non-Professional Investor); provided, however, that if a Zeekr Shareholder that is not a Hong Kong Non-Professional Investor provides any notice of objection, notice of dissent, written demand for appraisal and/or takes any other action that purports to validly exercise any dissenter rights pursuant to Section 238 (such Zeekr Shareholder, a “Purported Dissenting Shareholder”), such Purported Dissenting Shareholder shall not be entitled to receive the Per Share Merger Consideration with respect to Zeekr Shares (including Zeekr Shares represented by Zeekr ADSs) owned by such Purported Dissenting Shareholder (the “Purported Dissenting Shares”) unless and until either (i) such Purported Dissenting Shareholder shall have withdrawn such objection, dissent, demand or other action in such manner as would render such Purported Dissenting Shareholder to be deemed to have effectively withdrawn its dissent from the Merger if Section 238 were to apply in such case, or (ii) a court of competent jurisdiction either strikes out the petition for determination of fair value under Section 238 on the grounds that Section 239 applies to the Merger, or makes a declaration, or otherwise grants a final and non-appealable judgement confirming, that Section 239 applies to the Merger. If a Purported Dissenting Shareholder withdraws its objection, dissent or demand for dissent from the Merger in such manner as would render such Purported Dissenting Shareholder to be deemed to have effectively withdrawn its dissent from the Merger, or fails to validly exercise its dissenter rights, in each case as if Section 238 were to apply in such case, then the Zeekr Shares held by such Purported Dissenting Shareholder shall cease to be Purported Dissenting Shares.

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(b)            With respect to each Purported Dissenting Share, the holder thereof shall be entitled to receive: (A) in the event a court of competent jurisdiction either (i) strikes out the petition for determination of fair value under Section 238 on the grounds that Section 239 applies to the Merger, or (ii) makes a declaration, or otherwise grants a final and non-appealable judgment confirming, that Section 239 applies to the Merger, the Per Share Merger Consideration, without interest; (B) in the event a court of competent jurisdiction either (i) grants a final and non-appealable judgment determining the fair value of the Purported Dissenting Share required to be paid to the Purported Dissenting Shareholder under Section 238, or (ii) makes a declaration that Section 239 does not apply to the Merger, only the payment resulting from the procedure in Section 238; provided that, in the event that a petition under Section 238(9) is not filed within the time limits specified therein (subject to any additional time periods resulting from any stay of proceedings under Section 238 which may be ordered by the Cayman Islands court), then such holder shall receive the Per Share Merger Consideration with respect to each Purported Dissenting Share, without interest. Zeekr shall promptly give Geely (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such notices or demands, and any other instruments that are received by Zeekr relating to any purported exercise of rights to dissent from the Merger by any Purported Dissenting Shareholder and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to such purported exercise of dissenter rights. Zeekr shall not, except with the prior written consent of Geely, voluntarily make any payment with respect to any purported exercise by a shareholder of its rights to dissent from the Merger, any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(c)            Prior to the Effective Time, Geely shall appoint the Exchange Agent (or another qualified trustee mutually agreed in writing by Geely and Zeekr) to act as trustee (the “Trustee”) for the purpose of holding the Merger Consideration that would otherwise have been payable to the Purported Dissenting Shareholders in exchange for the cancellation of each Purported Dissenting Share held by it but for the purported exercise of dissenter rights by such Purported Dissenting Shareholders. As soon as reasonably practicable and in any event within five (5) Business Days after the Effective Time, Geely shall pay, deposit with, allot and issue to the Trustee, for the benefit of the Purported Dissenting Shareholders such number and amount of applicable Merger Consideration that would otherwise have been payable to the Purported Dissenting Shareholders. Geely shall cause the Trustee to (a) hold for the benefit of each Purported Dissenting Shareholder the Merger Consideration with respect to each Purported Dissenting Share held by it until such Purported Dissenting Shareholder becomes entitled to receive the Merger Consideration pursuant to Section 2.13(b), and (b) promptly after such Purported Dissenting Shareholder becomes so entitled, transfer the Merger Consideration to such Purported Dissenting Shareholders with respect to each Purported Dissenting Share held by it in accordance with the same procedure and subject to the same terms and conditions as provided in Section 2.4, as if applied to such transfer mutatis mutandis; provided that in the event such Purported Dissenting Shareholder becomes entitled to receive consideration other than the Merger Consideration pursuant to Section 2.13(b), the corresponding Merger Consideration held by the Trustee shall be returned to Geely and becomes properties of Geely, or upon request of Geely, disposed of on its behalf with the proceeds from such disposal paid to Geely.

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(d)            Provided that the Required Zeekr Vote has been obtained, and notwithstanding that Section 239 of the Cayman Companies Act will apply to the Transaction, Zeekr shall give notice to each Purported Dissenting Shareholder of the outcome of the Zeekr Shareholders Meeting within twenty (20) days of obtaining the Required Zeekr Vote.

Section 2.14       Treatment of Zeekr RSU Awards.

(a)            As of the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and vested as of immediately prior to the Effective Time shall be converted into a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) the Per Share Exchange Ratio rounded to the nearest whole share. For the avoidance of doubt, each vested Zeekr RSU Award that has been exchanged for Zeekr Shares or Zeekr ADSs prior to the Effective Time shall be deemed cancelled and shall not be entitled to any right under Section 2.14, but the Zeekr Shares and Zeekr ADSs already so issued shall be entitled to the Merger Consideration under Section 2.1(b) and Section 2.1(c), as applicable.

(b)            As of the Effective Time, without any action on the part of the holders thereof, each Zeekr RSU Award that is outstanding and unvested immediately prior to the Effective Time shall be assumed by Geely and converted into a Geely Share Award with respect to a number of Geely Shares equal to the product obtained by multiplying (i) the applicable number of Zeekr Shares subject to such Zeekr RSU Award immediately prior to the Effective Time by (ii) the Per Share Exchange Ratio rounded to the nearest whole share. Each Geely Share Award shall continue to have, and shall be subject to, substantially the same terms and conditions as applied to the corresponding Zeekr RSU Award immediately prior to the Effective Time (taking into account any changes thereto by reason of this Agreement or the Merger).

Section 2.15       Withholding Rights. Each of the Surviving Corporation, Zeekr, Geely, the Exchange Agent and their respective Affiliates shall be entitled to deduct and withhold from any consideration or amounts payable or otherwise deliverable pursuant to this Agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provisions of Tax Law of the United States, the PRC, or other applicable jurisdictions. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by the Surviving Corporation, Zeekr, Geely, the Exchange Agent or their respective Affiliates, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

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Section 2.16       Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Depositary to terminate the Zeekr Deposit Agreement in accordance with its terms.

Article III.
REPRESENTATIONS AND WARRANTIES OF ZEEKR

Except as (A) disclosed in the Zeekr SEC Reports filed with, or furnished to, the SEC prior to the date hereof (other than disclosures in such Zeekr SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof, and other than any other disclosures of risks or uncertainties in the Zeekr SEC Reports to the extent they are nonspecific, cautionary, predictive or forward-looking in nature) or (B) set forth in the disclosure letter delivered to Geely by Zeekr on the date hereof (the “Zeekr Disclosure Letter”), Zeekr hereby represents and warrants to Geely and Merger Sub, as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, in which case as of such date), that:

Section 3.1         Organization and Qualification; Subsidiaries.

(a)            Zeekr is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each Subsidiary of Zeekr is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization. Zeekr and each of its Subsidiaries have all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. Zeekr and each of its Subsidiaries is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed is not material to Zeekr and its Subsidiaries, taken as a whole. An accurate and complete copy of the Third Amended and Restated Memorandum and Articles of Association of Zeekr, as in effect as of the date of this Agreement (the “Zeekr Memorandum and Articles of Association”), has been publicly filed or furnished by Zeekr as part of the Zeekr SEC Reports.

Section 3.2         Capitalization .

(a)            As of the date of this Agreement, the authorized share capital of Zeekr is US$1,000,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.0002 each. As of the date of this Agreement, 2,561,728,021 Zeekr Shares are issued and outstanding (including 470,236,910 Zeekr Shares represented by Zeekr ADSs and excluding 21,618,233 Zeekr Shares that were deemed issued but not outstanding in relation to the Zeekr Incentive Plan), and no other Zeekr Shares or any other class or series of shares of Zeekr are issued and outstanding. As of the date of this Agreement, Zeekr RSU Awards representing the right to receive 33,733,269 Zeekr Shares are issued and outstanding.

(b)            Zeekr has made available to Geely or have filed in the Zeekr SEC Reports accurate and complete copies of the Zeekr Incentive Plan, and the form of award agreements thereunder in respect of Zeekr RSU Awards granted as of the date of this Agreement. All the outstanding Zeekr Shares are, and Zeekr Shares issuable upon the vesting of outstanding Zeekr RSU Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except (i) as set forth in Section 3.2(a), (ii) as set forth in the Zeekr Deposit Agreement and (iii) for the Transactions contemplated by the Transaction Agreements, (A) there is no share capital of Zeekr authorized, issued or outstanding, (B) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of Zeekr or any of its Subsidiaries, obligating Zeekr or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in Zeekr or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating Zeekr or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (C) there are no outstanding obligations of Zeekr or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Zeekr Shares or other share capital of Zeekr or any of its Subsidiaries, or to make any payments based on the market price or value of shares or other share capital of Zeekr or any of its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business. Other than Zeekr ADSs and the Zeekr Deposit Agreement, Zeekr does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the Zeekr Shareholders on any matter.

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(c)            All of the outstanding share capital of Zeekr’s wholly owned Subsidiaries (“Wholly Owned Zeekr Subsidiaries”) has been duly authorized, and validly issued, and is paid in accordance with applicable Law and the respective articles of association of such Wholly Owned Zeekr Subsidiaries and non-assessable and owned by Zeekr, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be required by applicable Law), and there are no irrevocable proxies with respect to such share capital. The outstanding share capital of Zeekr’s Subsidiaries that are not Wholly Owned Zeekr Subsidiaries has been duly authorized, and validly issued, and is paid in accordance with applicable Law and the respective articles of association of such Subsidiaries and non-assessable and owned by Zeekr, directly or indirectly, free and clear of any Liens (other than Permitted Liens).

(d)            Each Zeekr RSU Award was (i) granted under the Zeekr Incentive Plan, (ii) duly authorized no later than the date on which the grant of such Zeekr RSU Award was by its terms to be effective by all necessary action, including, as applicable, approval by the Zeekr Board (or a duly authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents and (iii) granted in compliance with all applicable Law in all material respects and all of the terms and conditions of the Zeekr Incentive Plan. No Zeekr RSU Awards have been retroactively granted in contravention of any applicable Law.

(e)            Zeekr has no secured creditors and has not granted any fixed or floating security interests that are outstanding.

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Section 3.3         Authority.

(a)            Zeekr has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Required Zeekr Vote, to consummate the Transactions. The Zeekr Board has duly and validly authorized the execution, delivery and performance of this Agreement and approved the consummation of the Transactions, and has by way of written resolutions or at a meeting duly called and held at which a majority of the directors present at such meeting voted in favor of such resolutions in accordance with the Zeekr Memorandum and Articles of Association and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, (i) approved, and declared advisable, this Agreement, the Merger, the Plan of Merger and the other Transactions contemplated by the Transaction Agreements; (ii) determined that such Transactions are advisable and fair to, and in the best interests of, Zeekr and the Zeekr Shareholders; and (iii) resolved to recommend that the Zeekr Shareholders authorize and approve by way of special resolution the Plan of Merger, the Merger, the adoption of Articles of Association and the other Transactions contemplated by the Transaction Agreements in accordance with the Zeekr Memorandum and Articles of Association. No other corporate proceedings on the part of Zeekr are necessary to authorize or approve this Agreement, the Plan of Merger, or to consummate the Transactions (other than, with respect to the Merger, the Plan of Merger and the adoption of Articles of Association, the Required Zeekr Vote). This Agreement has been duly and validly executed and delivered by Zeekr and, assuming the due authorization, execution and delivery by Geely and Merger Sub, constitutes a valid, legal and binding agreement of Zeekr, enforceable against Zeekr in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)            The Zeekr Board has directed that the Merger, the Articles of Association and the Plan of Merger be submitted to the Zeekr Shareholders for their authorization and approval by way of special resolutions to be approved at an extraordinary general meeting to be held for that purpose. The only vote of the holders of any class or series of share capital of Zeekr necessary to authorize and approve the Plan of Merger, the Articles of Association, the Merger and the other Transactions (if applicable) is the Required Zeekr Vote. Other than the Required Zeekr Vote, no other vote of the Zeekr Shareholders is required by Law, the Zeekr Memorandum and Articles of Association or otherwise in order for Zeekr to authorize and approve this Agreement, the Merger or the Plan of Merger or to consummate the Transactions.

Section 3.4         SEC Reports; Financial Statements.

(a)            Zeekr has timely filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished by it with the SEC pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) (the forms, reports and documents so filed, furnished or provided and those filed or furnished with the SEC subsequent to the date hereof, including any amendments thereto, collectively, the “Zeekr SEC Reports”). As of their respective filing date (and as of the date of any amendment or incorporation by reference) and except to the extent corrected by a subsequent Zeekr SEC Report, each of the Zeekr SEC Reports has complied or, if filed or furnished after the date hereof and before the Effective Time, will comply, as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed or amended, as the case may be. No Subsidiary of Zeekr is subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The Zeekr SEC Reports did not contain, when filed or furnished (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing) and except to the extent corrected by a subsequent Zeekr SEC Report, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. No executive officer of Zeekr has failed in any respect to make the certifications required of him or her under section 302 or section 906 of the Sarbanes-Oxley Act of 2002, in each case with respect to the Zeekr SEC Reports.

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(b)            The audited and unaudited combined and consolidated financial statements of Zeekr, and the unaudited financial data included in the earnings release for the quarters ended March 31, 2025, included or incorporated by reference in the Zeekr SEC Reports (collectively, the “Zeekr Financial Information”) fairly present, or in the case of Zeekr SEC Reports filed or furnished after the date of this Agreement, will fairly present, in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of Zeekr and its consolidated Subsidiaries as of the dates thereof and for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate). Such Zeekr Financial Information has been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”), except as specifically indicated in the notes thereto.

(c)            Zeekr is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(d)            Zeekr has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 or 15d-15 of the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to Zeekr, including its Subsidiaries, required to be included in reports filed or furnished under the Exchange Act is accumulated and communicated to the chief executive officer and chief financial officer of Zeekr by others within those entities. Neither Zeekr nor, to Zeekr’s knowledge, Zeekr’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Zeekr’s internal controls and procedures which could reasonably adversely affect Zeekr’s ability to record, process, summarize or report financial data, in each case which has not been subsequently remediated.

Section 3.5         No Undisclosed Liabilities. Neither Zeekr nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, required to be recorded or reflected on a balance sheet under GAAP, and there is no existing condition, situation or set of circumstances which could be expected to result in such material liability or obligation, except for liabilities or obligations (a) reflected, accrued or reserved against in Zeekr’s consolidated balance sheets or in the notes thereto included in the Zeekr SEC Reports filed or furnished prior to the date hereof, (b) incurred since the date of the most recent balance sheet included in the Zeekr SEC Reports in the ordinary course of business consistent with past practices, (c) disclosed in Section 3.5 of the Zeekr Disclosure Letter, or (d) arising under this Agreement or the performance by Zeekr of its obligations hereunder.

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Section 3.6         Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, since December 31, 2024 (the “Review Date”), Zeekr and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)            any circumstance, event, occurrence or development which, individually or in the aggregate, has a Zeekr Material Adverse Effect;

(b)            (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of Zeekr or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to Zeekr or to any Wholly Owned Zeekr Subsidiary), or (ii) any redemption, repurchase or other acquisition of any share capital of Zeekr or any of its Subsidiaries;

(c)            any material change in any method of accounting or accounting practice by Zeekr or any of its Subsidiaries;

(d)            any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) any material aspect of the method of accounting of Zeekr or any of its Subsidiaries for Tax purposes;

(e)            except to the extent required by applicable Law or otherwise contemplated in this Agreement, any increase in the compensation or benefits payable or to become payable to any of its directors, officers or employees (except for increases for non-officer employees in the ordinary course of business and consistent with past practice);

(f)             except to the extent required by applicable Law or otherwise contemplated in this Agreement, (i) any establishment, adoption, entry into, termination or amendment of any labor, collective bargaining, bonus, profit sharing, equity, thrift, pension, retirement, deferred compensation, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any director, officer or employee, (ii) any grant or increase in any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, or (iii) any acceleration of the time of payment or vesting of, or the lapsing of restrictions with respect to, or any funding or otherwise securing the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

(g)            any amendment to the Zeekr Memorandum and Articles of Association or any respective governing instrument of any material Subsidiary of Zeekr;

(h)            any incurrence of material indebtedness for borrowed money (other than short term debt incurred in the ordinary course of business and consistent with past practice) or any guarantee of such indebtedness for another Person (other than wholly-owned Subsidiaries of Zeekr) or any issue or sale of debt securities, warrants or other rights to acquire any debt security of Zeekr or any of its Subsidiaries;

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(i)             any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of Zeekr or any of its material Subsidiaries;

(j)             any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of Zeekr or its property or any part thereof; or

(k)            any agreement to do any of the foregoing.

Section 3.7         Consents and Approvals; No Violations.

(a)            Except such as shall have been obtained prior to the Closing and except for (i) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Securities Act and the Exchange Act, (ii) compliance with the rules and regulations of the New York Stock Exchange, (iii) the filing of the Plan of Merger, the Articles of Association, any special resolution passed by the Zeekr Shareholders, the updated register of directors of Zeekr and other related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Governmental Gazette, in each case as required by the Cayman Companies Act, and (iv) the Zeekr CSRC Reporting, no filing with or notice to, and no permit, authorization, consent or approval of, any supranational, national, state, municipal or local court or tribunal or administrative, governmental, quasi-governmental or regulatory body, agency or authority (a “Governmental Entity”) is necessary for the execution and delivery by Zeekr of this Agreement or the consummation by Zeekr of the Transactions, including the Merger.

(b)            The execution, delivery and performance of this Agreement by Zeekr does not, and the consummation by Zeekr of the Transactions will not, constitute or result in, (i) (assuming the Required Zeekr Vote is duly obtained and such resolutions that the Required Zeekr Vote is voted on are duly passed) any breach of any provision of the Zeekr Memorandum and Articles of Association or of the respective governing documents of any of the Subsidiaries of Zeekr, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the creation of any Lien (other than any Lien created as a result of any actions taken by Geely or Merger Sub)) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a “Contract”) or obligation to which Zeekr or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the “Zeekr Agreements”), or (iii) (assuming the Required Zeekr Vote is duly obtained and such resolutions that the Required Zeekr Vote is voted on are duly passed and compliance with the matters referred to in Section 3.7(a)) violate any Law or Judgment applicable to Zeekr or any of its Subsidiaries or any of their respective properties or assets. No third-party consents and approvals are required to be obtained under the Zeekr Agreements in connection with the consummation of the Transactions, except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect.

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Section 3.8         Property and Assets. Except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect:

(a)            Zeekr or one of its Subsidiary have good title to, or good and valid leasehold interests in, all property and assets reflected in the Zeekr Financial Information or acquired after the most recent balance sheet included in the Zeekr SEC Reports, except as have been disposed of since the most recent balance sheet included in the Zeekr SEC Reports in the ordinary course of business and not in violation of this Agreement, in each case, free and clear of Liens, except for Permitted Liens.

(b)            Zeekr or one of its Subsidiaries is in occupancy of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Zeekr, the lessor, except for such properties as are no longer used or useful in the conduct of their respective businesses or have been disposed in the ordinary course of business.

(c)            None of the assets, undertakings or goodwill of Zeekr or any of its Subsidiaries is subject to (i) any Lien, or to any agreement or commitment to create a Lien, and no Person has claimed to be entitled to create such a Lien; or (ii) any lease, lease hire agreement, hire purchase agreement or agreement for payment on deferred terms or is the subject of any licence or factoring arrangement.

(d)            The assets of Zeekr and its Subsidiaries comprise all the assets that is material to or necessary for the continuation of Zeekr’s and its Subsidiaries’ business, to the same extent and in the jurisdictions it currently conducts its business.

(e)            The plant, machinery, equipment, vehicles and office used by Zeekr and its Subsidiaries are in good working order and state of repair in all material respects, have been regularly maintained (and are not in need of maintenance or repairs except for routine maintenance or repairs, or significant capital investment), are serviceable and in good working order and are capable of doing the work for which they were designed. All such assets are capable of being properly used in Zeekr’s and its Subsidiaries’ business in compliance with applicable Laws, and no such asset is dangerous, obsolete or surplus to requirements in any material respect.

(f)             The stock-in-trade and work-in-progress of Zeekr and its Subsidiaries is in good and undamaged condition and is capable of being used and sold in the ordinary course of business in accordance with its current price list without material discount, rebate or allowance and is adequate and not excessive in any material respect in relation to the current trading requirements of Zeekr and its Subsidiaries. Reasonable impairment has been made in the books and records of Zeekr and its Subsidiaries in respect of the stock-in-trade of Zeekr or any of its Subsidiaries that is obsolete or slow moving or out of date, fashion or demand, and none of the stock-in-trade of Zeekr or any of its Subsidiaries is likely to realize less than its net book value in any material respect.

Section 3.9         Legal Proceedings. Except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, (a) neither Zeekr, nor any of its Subsidiaries, nor any of their respective directors or officers is a party to any, and there are no pending or, to the knowledge of Zeekr, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations (“Proceedings”) of any nature against Zeekr or any of its Subsidiaries or their respective directors or officers or to which any of their equity interests or material properties or assets is subject, and (b) there is no judgment, order, injunction or decree (“Judgment”) outstanding against Zeekr, any of its Subsidiaries, any of their equity interests, material properties or assets, or any of their directors and officers (in their capacity as directors and officers).

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Section 3.10       Permits; Compliance with Applicable Laws.

(a)            Except as listed in Section 3.10(a) of the Zeekr Disclosure Letter or would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, (i) each of Zeekr and its Subsidiaries hold all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities necessary for it to own, lease, operate and use its properties and assets or to carry on its business (the “Zeekr Permits”), (ii) all of the Zeekr Permits are valid, in full force and effect, and are not subject to any pending or threatened Proceedings by any Governmental Entity to suspend, cancel, modify, terminate or revoke any such Zeekr Permit, (iii) each of Zeekr and its Subsidiaries is in material compliance with the terms and requirements of the Zeekr Permits, and (iv) neither Zeekr nor any of its Subsidiaries is in material default under, and to the knowledge of Zeekr, no condition exists that with notice or lapse of time or both would constitute a material default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, any such Zeekr Permit.

(b)            Neither Zeekr nor any of its Subsidiaries is or has been in material violation of any Law applicable to Zeekr or its Subsidiaries (including the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable (in each case as amended from time to time, collectively, the “PRC Anti-Bribery Laws”), and applicable rules and regulations of relevant PRC Governmental Entities). No investigation or review by any Governmental Entity with respect to Zeekr or its Subsidiaries is pending or, to Zeekr’s knowledge, threatened, nor, to Zeekr’s knowledge, has any Governmental Entity indicated an intention to conduct the same, in each case with respect to a material violation of applicable Law.

(c)            None of Zeekr, any of its Subsidiaries or any of their respective directors, officers or employees or, to Zeekr’s knowledge, any agent, or any other person acting for or on behalf of Zeekr or any Subsidiary has (individually and collectively, a “Zeekr Affiliate”), (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law; or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Entity (including any political party or official thereof) or agency or instrumentality thereof (including any state-owned or controlled enterprise), or to any candidate for political office (individually and collectively, a “Government Official”) for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist Zeekr, any Subsidiary, or any Zeekr Affiliate in obtaining or retaining business for or with, or in directing business to, any Person. Zeekr and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system applicable to it and its Subsidiaries which are designed to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar law will be prevented, detected and deterred.

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(d)            Zeekr and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective employee shareholders to comply with, applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material, including taking reasonable steps to request their employee shareholders to complete registration and other procedures required under applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material.

(e)            Zeekr is aware of and has been advised as to the content of the PRC Anti-Monopoly Law, which became effective on August 1, 2008 (as amended from time to time, the “PRC Anti-Monopoly Law and Regulations”). All acquisitions and other similar transactions conducted by Zeekr or any of its Subsidiaries have complied with the PRC Anti-Monopoly Law and Regulations.

(f)            Except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, Zeekr has in the past two (2) years complied with all Laws applicable to data privacy, data security or personal information (“Data Protection Laws”). No action or claim has been asserted or threatened against Zeekr alleging a material violation of any applicable Data Protection Law and there does not exist any basis therefor. The Transactions contemplated by the Transaction Agreements will not result in material violation of any applicable Data Protection Law.

Section 3.11      Employee Benefit Plans.

(a)            (i) Each material employee benefit plan, program or arrangement (whether written or unwritten) for the benefit of any Zeekr Employee (including any stock option, stock purchase, stock appreciation rights or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan, or employment or consulting agreement) that Zeekr or any of its Subsidiaries maintains, sponsors, participates in, is a party to or contributes to, (each, a “Zeekr Benefit Plan”), is disclosed in the Zeekr SEC Reports or provided or made available to Geely and Merger Sub. True and complete copies of each such Zeekr Benefit Plan, including all amendments thereto have been provided or made available to Geely and Merger Sub.

(b)            Except as permitted by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated by the Transaction Agreements (either alone or in conjunction with another event) will (i) result in any material payment becoming due to any Zeekr Employee under any of the Zeekr Benefit Plans or otherwise; (ii)  materially increase any compensation or benefits due to any Zeekr Employee under any of the Zeekr Benefit Plans or otherwise; (iii) result in any acceleration of the time of payment or vesting of any compensation or benefits due to any Zeekr Employee under any Zeekr Benefit Plan or otherwise; or (iv) result in Zeekr being obligated to grant any options, restricted share units or other rights to purchase or acquire Zeekr Share to any Zeekr Employees after the date hereof.

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(c)            Except as disclosed in the Zeekr SEC Reports and severance benefits provided for under applicable Law, Zeekr and its Subsidiaries do not maintain any Zeekr Benefit Plan that provides benefits in the nature of severance to any Zeekr Employees. Save as disclosed in Section 3.11(c) of the Zeekr Disclosure Letter, no Zeekr Benefit Plan provides welfare benefits, including, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(d)            With respect to each Zeekr Benefit Plan, neither Zeekr nor any of its Subsidiaries has received any notice, letter or other written or oral communications from any Governmental Entity regarding any material non-compliance of employee social benefits requirements.

(e)            There are no pending or threatened Proceedings by or on behalf of any Zeekr Benefit Plan, by any employee or beneficiary covered under any such Zeekr Benefit Plan, as applicable, or otherwise involving any such Zeekr Benefit Plan (other than routine claims for benefits). Each Zeekr Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law.

(f)            Save as disclosed in Section 3.11(e) of the Zeekr Disclosure Letter, Zeekr is not obligated, pursuant to any of the Zeekr Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire Zeekr Shares to any Zeekr Employees after the date hereof.

Section 3.12      Labor Matters. There are no collective bargaining agreements which pertain to Zeekr Employees. Except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, (i) there are no pending labor disputes between Zeekr or any of its Subsidiaries, on the one hand, and any Zeekr Employee, on the other hand, (ii) each of Zeekr and its Subsidiaries is in compliance in all material respects with all applicable Law relating to employment, termination, wages and hours and social security, in each case, with respect to each of the Zeekr Employees (including those on layoff, disability or leave of absence, whether paid or unpaid); and (iii) neither Zeekr nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Zeekr Employees other than coverage mandated by applicable Law.

Section 3.13      Taxes.

(a)            Each of Zeekr and its Subsidiaries has duly and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. All Taxes shown to be due and payable on such Tax Returns have been timely paid.

(b)            The most recent Zeekr Financial Information reflects an adequate reserve for all Taxes payable by Zeekr and its Subsidiaries for all Taxable periods and portions thereof through the date of such Zeekr Financial Information. No deficiency with respect to Taxes has been proposed, asserted or assessed against Zeekr or any of its Subsidiaries, other than any deficiency which has been paid or is being contested in good faith in appropriate Proceedings. No material Liens for Taxes exist with respect to any asset of Zeekr or any of its Subsidiaries, except for Permitted Liens or Liens for which adequate reserves have been established in the Zeekr SEC Reports.

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(c)            All material amounts of Taxes required to be withheld by Zeekr and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)            No material audit, investigation, suit or other administrative or court proceedings are pending, in progress or threatened with respect to any Taxes or Tax assets of Zeekr or any of its material Subsidiaries and no written notice thereof has been received. No issue has been raised by any taxing authority in any presently pending Tax audit that could reasonably be expected to be material and adverse to Zeekr and its Subsidiaries, taken as a whole, for any period after the Effective Time.

(e)            No written claim has been made by a taxing authority in a jurisdiction where neither Zeekr nor any of its Subsidiaries file Tax Returns for a particular type of Tax that Zeekr or any Subsidiary is or may be subject to this type of Tax or required to file a Tax Return with respect to such type of Tax in that jurisdiction.

(f)            Neither Zeekr nor any of its Subsidiaries has participated in any transaction that is treated as a tax shelter or similar transaction under applicable Law.

(g)            Neither Zeekr nor any of its Subsidiaries (i) has been a member of an affiliated or similar group filing a consolidated, combined, unitary or similar Tax Return (a “Tax Group”) other than a Tax Group of which Zeekr was the common Geely or (ii) has any liability for the Taxes of any other Person (other than Zeekr or any of its Subsidiaries) (x) as a transferee or successor, (y) pursuant to any tax sharing agreement or other contractual obligation (other than pursuant to customary provisions of contractual agreements entered into in the ordinary course of business the principal subject of which does not relate to Taxes) or (z) as a result of such other Person having being at any time a member of a Tax Group of which Zeekr or any Subsidiary thereof was also a member.

Section 3.14      Material Contracts.

(a)            As used in this Agreement, the term “Zeekr Material Contract” means, collectively, (i) any and all Contracts that have been filed or furnished by Zeekr pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Zeekr’s most recently filed annual report on Form 20-F under the Exchange Act that remains in effect as of the date hereof, and (ii) any and all Contracts of the type described in clauses (i) through (xv) below to which Zeekr or any of its Subsidiaries is a party or is otherwise bound:

(i)            any Contract that would be required to be filed or furnished by Zeekr pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

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(ii)            any Contract granting a right of first refusal, first offer or first negotiation to purchase equity securities of Zeekr or its Subsidiaries (other than a Contract solely among Zeekr or its Subsidiaries);

(iii)            any Contract (other than a Contract solely among Zeekr and its Subsidiaries) relating to (A) the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement, (B) strategic cooperation or partnership arrangements, or (C) other similar agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities, in each case, which is material to the business of Zeekr and its Subsidiaries, taken as a whole;

(iv)            any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of properties or assets of Zeekr (by merger, purchase or sale of assets or stock or otherwise) which are material to the business of Zeekr and its Subsidiaries, taken as a whole;

(v)            any Contract with any Governmental Entity;

(vi)            any Contract granting or evidencing a Lien on any properties or assets of Zeekr or any of its Subsidiaries which are material to the business of Zeekr and its Subsidiaries, taken as a whole, other than a Permitted Lien;

(vii)            any Contract involving the capital expenditure by Zeekr or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty (other than intercompany indebtedness or guarantee), in each case more than US$30,000,000;

(viii)            any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel, entertainment or other advance to the employees of Zeekr and any of its Subsidiaries extended in the ordinary course of business), or investment in, any Person, in each case, more than US$30,000,000, and other than a Subsidiary of Zeekr, or any Contract relating to the making of any such loan, advance or investment that is material to the financial status of Zeekr and its Subsidiaries, taken as a whole;

(ix)            any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of Zeekr or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(x)            any Contract that contains a put, call or similar right pursuant to which Zeekr or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or assets of any Person, which is material to the business of Zeekr and its Subsidiaries, taken as a whole;

(xi)            any Contracts involving any resolution or settlement of any actual or threatened material litigation, arbitration, claim or other dispute, more than US$30,000,000;

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(xii)            any Contract giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Transactions contemplated by the Transaction Agreements, including the Merger, which is material to the business of Zeekr and its Subsidiaries, taken as a whole;

(xiii)            any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of Zeekr or any of its Subsidiaries; (B) pledging of share capital of Zeekr or any of its Subsidiaries or (C) issuance of guaranty by Zeekr or any of its Subsidiaries not in the ordinary and usual course of business;

(xiv)            any Zeekr IP Agreements other than agreements for Off-the-Shelf Software which are material to the business of Zeekr and its Subsidiaries, taken as a whole; or

(xv)            any other Contract, a breach or termination of which would have a Zeekr Material Adverse Effect.

(b)            (i) Each of the Zeekr Material Contracts constitutes the valid and legally binding obligation of Zeekr or its applicable Subsidiary, enforceable in accordance with its terms and is in full force and effect, (ii) there is no material breach or default under any Zeekr Material Contract either by Zeekr or, to Zeekr’s knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Zeekr or, to Zeekr’s knowledge, any other party and (iii) no party to any such Zeekr Material Contract has given notice to Zeekr of or made a claim against Zeekr with respect to any material breach or default thereunder, except, in each case of clauses (i), (ii) and (iii), for such breaches, defaults or failures to be in full force and effect or the valid and binding obligation of any party or parties thereto that would not, individually or in the aggregate, have a Zeekr Material Adverse Effect.

Section 3.15      Insurance Matters. All material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities, operations and directors and officers of Zeekr and its Subsidiaries are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. Neither Zeekr nor any of its Subsidiaries knows of any threatened termination of, or material alteration of coverage under, any of its respective insurance policies.

Section 3.16      Intellectual Property.

(a)            Ownership; Sufficiency. Zeekr and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is material to or necessary for the operation of their respective core business as conducted as of the date of this Agreement. Zeekr or one of its Subsidiaries solely and exclusively own all right, title and interest in and to each item of material Zeekr Owned Intellectual Property, and to the knowledge of Zeekr, free and clear of all Liens (other than Permitted Liens and licenses granted in the ordinary course of business), or any obligation to grant any Lien. Zeekr has a valid license to use the material Zeekr Licensed Intellectual Property in connection with and as used in the operation of the core business of Zeekr and its Subsidiaries as conducted as of the date of this Agreement.

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(b)            Validity and Enforceability. To the knowledge of Zeekr, the Zeekr Owned Intellectual Property that is Registered as of the date of this Agreement is (i) valid, subsisting (or in the case of applications, applied for) and enforceable, (ii) currently in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any outstanding Judgment materially and adversely affecting Zeekr’s or its Subsidiaries’ use thereof or rights thereto, or that would materially impair the validity or enforceability thereof. To the knowledge of Zeekr, except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, there has been no action or claim asserted or threatened challenging the ownership, scope, validity or enforceability of any Zeekr Owned Intellectual Property.

(c)            Infringement. To the knowledge of Zeekr, except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, there is no action or claim outstanding against Zeekr that the operation of the core business of Zeekr and its Subsidiaries and the use of Zeekr Intellectual Property in connection therewith have infringed, misappropriated or otherwise violated or conflicted with the Intellectual Property rights of any other Person. Except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, Zeekr or any of its Subsidiaries have not received any notification in writing in the last two (2) years that a license under any other Person’s Intellectual Property (other than licenses included in the Zeekr IP Agreements) is or may be required to operate the core business of Zeekr and its Subsidiaries that has not been resolved in a satisfactory manner. To the knowledge of Zeekr, except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, no Person is engaging, or has engaged in the last two (2) years, in any activity that materially infringes, misappropriates or otherwise violates any Zeekr Intellectual Property, and there is no action or claim pending, asserted or threatened by Zeekr against any other Person concerning any of the foregoing.

(d)            Protection Measures. Zeekr and its Subsidiaries have taken reasonable measures at a level that is substantially equivalent to reputable industry standards to maintain the confidentiality and value of all confidential information used or held for use in the operation of the core business of Zeekr and its Subsidiaries. No material confidential information, trade secrets or other confidential Zeekr Intellectual Property have been disclosed by Zeekr or any of its Subsidiaries to any Person except pursuant to non-disclosure and/or other appropriate commercial agreements that obligate such Person to keep such confidential information, trade secrets or other confidential Zeekr Intellectual Property confidential and to the knowledge of Zeekr, no party thereto is in material default of any such agreement.

(e)            IT Assets. The IT Assets owned by Zeekr and its Subsidiaries, licensed to Zeekr and its Subsidiaries, pursuant to valid and enforceable license agreements, or otherwise used for the benefit of Zeekr and its Subsidiaries (including Zeekr Software) (collectively, the “Zeekr IT Systems”) are sufficient for the present operation of the core business of Zeekr and its Subsidiaries as currently conducted. The Zeekr IT Systems are free from material bugs or other material defects and, to the knowledge of Zeekr, do not contain any viruses which, individually or in the aggregate, have a Zeekr Material Adverse Effect. Zeekr and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology to protect the confidentiality, integrity and security of such Zeekr IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, at a level that is substantially equivalent to reputable industry practices. To the knowledge of Zeekr, (i) there have been no security breaches in the Zeekr IT Systems owned by Zeekr or its Subsidiaries and the Zeekr IT Systems owned by third parties to the extent used by or on behalf of Zeekr or its Subsidiaries and (ii) there have been no disruptions in any Zeekr IT Systems that have adversely affected the core business of Zeekr or its Subsidiaries as currently conducted.

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Section 3.17      Interested Party Transactions. Except as (i) filed, furnished or incorporated by reference as an exhibit to a Zeekr SEC Report filed or furnished prior to the date hereof or (ii) entered into in the ordinary course of business, Section 3.17 of the Zeekr Disclosure Letter sets forth a correct and complete list of the contracts or agreements under which there are any existing or future liabilities between Zeekr or any of its Subsidiaries, on the one hand, and any (i) present executive officer or director of Zeekr as of the date of this Agreement or (ii) record or beneficial owner of more than five percent (5%) of the Zeekr Shares as reflected in filings of Schedules 13G or 13D with the SEC with respect to Zeekr prior to the date of this Agreement, on the other hand.

Section 3.18      Environment, Health and Safety.

(a)            Except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, (i) each of Zeekr and its Subsidiaries is and has at all times been in compliance with all EHS Laws (and has obtained, maintained in full force and effect and complied with all EHS Consents) and (ii) there are no facts, matters or circumstances which may lead to any breach of or liability under any EHS Laws or any EHS Consents (or that may reasonably be anticipated to lead to the revocation, suspension, variation or non-renewal of any EHS Consents).

(b)            Except as would not, individually or in the aggregate, have a Zeekr Material Adverse Effect, (i) no complaints, notices or other communication have been received by Zeekr or any of its Subsidiaries alleging or specifying, and there are no proceedings pending or threatened against Zeekr or any of its Subsidiaries relating to, any breach of or any liability under EHS Laws and (ii) there are no facts, matters or circumstances likely to give rise to any such claims, proceedings or other form of dispute.

(c)            There are no conditions or circumstances, including the release or presence of, or exposure to, any Hazardous Substance or other EHS Matters, which have a Zeekr Material Adverse Effect.

Section 3.19      Opinion of Financial Advisor. Kroll, LLC, operating through its Duff & Phelps Opinion Practice as an independent financial advisor to the Zeekr Special Committee (the “Zeekr Financial Advisor”) has delivered to the Zeekr Special Committee its opinion, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Zeekr Shares (other than the Excluded Shares and Zeekr Shares held by directors, officers or affiliates of Geely) and Zeekr ADSs (other than the Zeekr ADSs representing the (i) Excluded Shares and (ii) Zeekr Shares held by directors, officers or affiliates of Geely).

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Section 3.20      Brokers. No broker, finder or investment banker (other than the Zeekr Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated by the Transaction Agreements based upon arrangements made by and on behalf of Zeekr or any of its Affiliates.

Section 3.21      Non-Reliance. In connection with the due diligence investigation of Geely and its Subsidiaries by Zeekr and its Representatives, Zeekr and its Representatives have received and may continue to receive after the date hereof from Geely and its Representatives certain estimates, projections, forecasts and other forward looking information, as well as certain business plan information, regarding Geely and its Subsidiaries and their businesses and operations. Zeekr hereby acknowledges and agrees (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward looking statements, as well as in such business plans, with which Zeekr is familiar, (b) that Zeekr is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward looking information or business plans), and (c) that Zeekr will have no claim against Geely or any of its Representatives or any other Person, with respect thereto. Accordingly, Zeekr hereby acknowledges and agrees that none of Geely, any of its Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward looking statements or business plans.

Section 3.22      No Additional Representations. Except for the representations and warranties made by Zeekr in this Article III, neither Zeekr nor any other person makes any other express or implied representation or warranty with respect to Zeekr or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Geely or any of its Representatives, notwithstanding the delivery or disclosure to Geely or any of its Representatives of any documentation, forecasts or other information in connection with the Transactions contemplated by the Transaction Agreements, and each of Geely and Merger Sub acknowledges the foregoing.

Article IV.
REPRESENTATIONS AND WARRANTIES OF Geely AND MERGER SUB

Except as (A) disclosed in the Geely Public Documents supplied or published on the official website of the Hong Kong Stock Exchange prior to the date hereof (other than any disclosures of risks or uncertainties in the Geely Public Documents to the extent they are nonspecific, cautionary, predictive or forward-looking in nature) or (B) set forth in the disclosure letter delivered to Zeekr by Geely on the date hereof (the “Geely Disclosure Letter” ), Geely and Merger Sub hereby jointly and severally represent and warrant to Zeekr, as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, in which case as of such date), that:

Section 4.1      Organization and Qualification; Subsidiaries.

(a)            Geely is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each Subsidiary of Geely is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization. Geely and each of its Subsidiaries have all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. Geely and each of its Subsidiaries is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed is not material to Geely and its Subsidiaries, taken as a whole. An accurate and complete copy of the Second Amended and Restated Memorandum and Articles of Association of Geely, as in effect as of the date of this Agreement (the “Geely Memorandum and Articles of Association”), has been supplied or published by Geely as part of the Geely Public Documents.

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Section 4.2      Capitalization.

(a)            As of the date of this Agreement, the authorized share capital of Geely is HK$360,000,000 divided into 18,000,000,000 shares of a nominal value of HK$0.02 each (the “Geely Shares”). As of the date of this Agreement, 10,084,407,533 Geely Shares are issued and outstanding and no other Geely Shares or any other class or series of shares of Geely are issued and outstanding. As of the date of this Agreement, 1,049,528,250 Geely Options are issued and outstanding, representing the right to acquire 1,049,528,250 Geely Shares, and 32,910,000 Geely Share Awards are issued and outstanding, representing the right to receive 32,910,000 Geely Shares.

(b)            Material terms of the Geely Share Incentive Plans have been supplied or published in the Geely Public Documents. All the outstanding Geely Shares are, and Geely Shares issuable upon the exercise of outstanding Geely Options or upon vesting of outstanding Geely Share Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except (i) as set forth in Section 4.2(a) and (ii) for the Transactions contemplated by the Transaction Agreements, (A) there is no share capital of Geely authorized, issued or outstanding; (B) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of Geely, obligating Geely to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in Geely or securities convertible into or exchangeable or exercisable for such share capital or equity interests, or obligating Geely to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, and (C) there are no outstanding obligations of Geely to repurchase, redeem or otherwise acquire any Geely Shares or other share capital of Geely, or to make any payments based on the market price or value of shares or other share capital of Geely, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other entity other than loans to Subsidiaries in the ordinary course of business. Geely does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with the Geely Shareholders on any matter.

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(c)            All of the outstanding share capital of Geely’s wholly owned Subsidiaries (“Wholly Owned Geely Subsidiaries”) has been duly authorized, and validly issued, and is paid in accordance with applicable Law and the respective articles of association of such Wholly Owned Geely Subsidiaries and non-assessable and owned by Geely, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be required by applicable Law), and there are no irrevocable proxies with respect to such share capital. The outstanding share capital of Geely’s Subsidiaries that are not Wholly Owned Geely Subsidiaries has been duly authorized, and validly issued, and is paid in accordance with applicable Law and the respective articles of association of such Subsidiaries and non-assessable and owned by Geely, directly or indirectly, free and clear of any Liens (other than Permitted Liens).

(d)            Each Geely Option and Geely Share Award was (i) granted under the relevant Geely Share Incentive Plan, (ii) duly authorized no later than the date on which the grant of such Geely Option or Geely Share Award, as applicable, was by its terms to be effective by all necessary action, including, as applicable, approval by the Geely Board (or a duly authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents and (iii) granted in compliance with all applicable Law in all material respects and all of the terms and conditions of the relevant Geely Share Incentive Plan. Each Geely Option has an exercise price per Geely Share equal to or greater than the fair market value of a Geely Share on the date of such grant. No Geely Options or Geely Share Awards have been retroactively granted in contravention of any applicable Law.

(e)            As of the date of this Agreement, the authorized share capital of Merger Sub consists solely of US$50,000, divided into 50,000 ordinary shares, par value US$1.00 per share, of which 1 ordinary share is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, directly or indirectly owned by Geely, free and clear of any Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions contemplated by the Transaction Agreements, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other Transactions contemplated by the Transaction Agreements.

(f)            Merger Sub has no secured creditors and has not granted any fixed or floating security interests that are outstanding as of the date of this Agreement.

Section 4.3      Authority.

(a)            Each of Geely and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Required Geely Vote, to consummate the Transactions contemplated by the Transaction Agreements. The Geely Board has duly and validly authorized the execution, delivery and performance of this Agreement and approved the consummation of the Transactions contemplated by the Transaction Agreements, and has at a meeting duly called and held at which a majority of the directors present at such meeting voted in favor of such resolutions in accordance with the Geely Memorandum and Articles of Association and the applicable listing and corporate governance rules and regulations under the Listing Rules, (i) approved, and declared advisable, this Agreement, the Merger, the Plan of Merger and the other Transactions contemplated by the Transaction Agreements; (ii) determined that such Transactions are advisable and fair and reasonable, and in the best interests of, Geely and the Geely Shareholders and (iii) resolved to recommend that the Geely Shareholders authorize and approve this Agreement, the Plan of Merger, the Merger and the other Transactions contemplated by the Transaction Agreements, as applicable. The Board of Directors of Merger Sub (the “Merger Sub Board”) and Geely as the sole shareholder of Merger Sub, have at meetings duly called and held, duly and validly authorized and approved by board resolution (in the case of Geely) and by special resolution (in the case of Merger Sub) the execution, performance and delivery of this Agreement, the Plan of Merger and the consummation of the Transactions contemplated by the Transaction Agreements (including the Merger), and taken all corporate actions required to be taken by the Merger Sub Board and by Geely as the sole shareholder of Merger Sub for the consummation of the Transactions contemplated by the Transaction Agreements. No other corporate proceedings on the part of Geely or Merger Sub are necessary to authorize and approve this Agreement, the Merger or the Plan of Merger or to consummate the Transactions contemplated by the Transaction Agreements, including the Geely Share Issuance, except for an ordinary resolution of Geely requiring the affirmative vote of shareholders representing more than 50% of Geely Shares held by independent shareholders (that is, Geely Shareholders who are not required under the Listing Rules to abstain from voting at the Geely Shareholders Meeting) present at the Geely Shareholders Meeting in accordance with the Cayman Companies Act, the Listing Rules and the Geely Memorandum and Articles of Association authorizing and approving this Agreement, the Plan of Merger, the Merger, the Geely Share Issuance and the other Transactions (the “Required Geely Vote”). This Agreement has been duly and validly executed and delivered by each of Geely and Merger Sub and, assuming the due authorization, execution and delivery by Zeekr, constitutes a valid, legal and binding agreement of each of Geely and Merger Sub, enforceable against each of Geely and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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(b)            Other than the Required Geely Vote, no other vote of the Geely Shareholders is required by Law, the Geely Memorandum and Articles of Association or otherwise in order for Geely to authorize and approve this Agreement, the Geely Share Issuance or to consummate the Transactions contemplated by the Transaction Agreements.

Section 4.4      Public Documents; Financial Statements.

(a)            Geely has timely supplied or published, as applicable, all information and records required to be supplied or published by it on the official website of the Hong Kong Stock Exchange pursuant to applicable Law and the Listing Rules (the information and records so supplied, published or provided and those supplied or published on the official website of the Hong Kong Stock Exchange subsequent to the date hereof, including any amendments thereto, collectively, the “Geely Public Documents”). Each of the Geely Public Documents, as of the date it was supplied or published (and as of the date of any amendment or incorporation by reference), has complied or, if supplied or published after the date hereof and before the Effective Time, will comply, as to form in all material respects with all applicable requirements of the Listing Rules, each as in effect on the dates such information and records were supplied, published or amended, as the case may be. All information contained in the Geely Public Documents is true and accurate in all material respects and does not omit to state any material fact necessary to make the information therein not misleading in any material respect with reference to the facts and circumstances existing at the time at which the relevant information was disclosed.

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(b)            The audited and unaudited consolidated financial statements of Geely and the unaudited financial data included in the interim report for the quarters ended March 31, 2025, included or incorporated by reference in the Geely Public Documents (collectively, “Geely Financial Information”) fairly present, or in the case of Geely Public Documents supplied or published after the date of this Agreement, will fairly present, in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of Geely and its consolidated Subsidiaries as of the dates thereof and for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate). Such Geely Financial Information have been prepared in accordance with Hong Kong Financial Reporting Standards applied on a consistent basis (“HKFRS”), except as specifically indicated in the notes thereto.

(c)            Geely is in compliance in all material respects with the applicable listing and corporate governance rules and regulations under the Listing Rules.

Section 4.5      No Undisclosed Liabilities. Neither Geely nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, required to be recorded or reflected on a balance sheet under HKFRS, and there is no existing condition, situation or set of circumstances which could be expected to result in such material liability or obligation, except for liabilities or obligations (a) reflected, accrued or reserved against in Geely’s consolidated balance sheets or in the notes thereto included in the Geely Public Documents supplied or published prior to the date hereof, (b) incurred since the date of the most recent balance sheet included in the Geely Public Documents in the ordinary course of business consistent with past practices, (c) disclosed in Section 4.5 of the Geely Disclosure Letter, or (d) arising under this Agreement or the performance by Geely of its obligations hereunder.

Section 4.6      Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, since the Review Date, Geely and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)            any circumstance, event, occurrence or development which, individually or in the aggregate, has a Geely Material Adverse Effect;

(b)            (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any share capital of Geely or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to Geely or to any Wholly Owned Geely Subsidiary) or (ii) any redemption, repurchase or other acquisition of any share capital of Geely or any of its Subsidiaries;

(c)            any material change in any method of accounting or accounting practice by Geely or any of its Subsidiaries;

(d)            any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) any material aspect of the method of accounting of Geely or any of its Subsidiaries for Tax purposes;

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(e)            except to the extent required by applicable Law or otherwise contemplated in this Agreement, any increase in the compensation or benefits payable or to become payable to any of its directors, officers or employees (except for increases for non-officer employees in the ordinary course of business and consistent with past practice);

(f)            except to the extent required by applicable Law or otherwise contemplated in this Agreement, (i) any establishment, adoption, entry into, termination or amendment of any labor, collective bargaining, bonus, profit sharing, equity, thrift, pension, retirement, deferred compensation, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any director, officer or employee, (ii) any grant or increase in any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, or (iii) any acceleration of the time of payment or vesting of, or the lapsing of restrictions with respect to, or any funding or otherwise securing the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

(g)            any amendment to the Geely Memorandum and Articles of Association or any respective governing instrument of any material Subsidiary of Geely;

(h)            any incurrence of material indebtedness for borrowed money (other than short term debt incurred in the ordinary course of business and consistent with past practice) or any guarantee of such indebtedness for another Person (other than wholly-owned Subsidiaries of Geely) or any issue or sale of debt securities, warrants or other rights to acquire any debt security of Geely or any of its Subsidiaries;

(i)            any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of Geely or any of its material Subsidiaries;

(j)            any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of Geely or its property or any part thereof; or

(k)            any agreement to do any of the foregoing.

Section 4.7      Consents and Approvals; No Violations.

(a)            Except such as shall have been obtained prior to the Closing and except for (i) such filings, approvals, submissions and announcements as may be required by any applicable requirements of the Securities Act and the Exchange Act and the Listing Rules, including the Hong Kong Stock Exchange Approval (ii) compliance with the rules and regulations of the New York Stock Exchange, and (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Governmental Gazette, in each case as required by the Cayman Companies Act, (iv) any Blue Sky Filing and (v) any Geely MOFCOM Filings, Geely NDRC Filings and Geely CSRC Filings, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is required to be made by Geely or its Affiliates for the execution and delivery by Geely or Merger Sub of this Agreement or the consummation by Geely or Merger Sub of the Transactions contemplated by the Transaction Agreements, including the Merger and the Geely Share Issuance.

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(b)            The execution, delivery and performance of this Agreement by Geely or Merger Sub does not, and the consummation by Geely or Merger Sub of the Transactions contemplated by the Transaction Agreements, including the Merger and the Geely Share Issuance, will not, constitute or result in (i) any breach of any provision of the Geely Memorandum and Articles of Association or of the respective governing documents of Merger Sub or any of Geely’s Subsidiaries, (ii) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the creation of any Lien (other than any Lien created as a result of any actions taken by Zeekr)) under, any of the terms, conditions or provisions of any Contract or obligation to which Geely or Merger Sub or any of Geely’s Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound (collectively, the “Geely Agreements”) or (iii) violate any Law or Judgment applicable to Geely or Merger Sub or any of Geely’s Subsidiaries or any of their respective properties or assets. No third-party consents and approvals are required to be obtained under the Geely Agreements in connection with the consummation of the Transactions contemplated by the Transaction Agreements, except as would not, individually or in the aggregate, have a Geely Material Adverse Effect.

Section 4.8      Property and Assets

(a)            Except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, Geely or one of its Subsidiary have good title to, or good and valid leasehold interests in, all property and assets reflected in the Geely Financial Information or acquired after the most recent balance sheet included in the Geely Public Documents, except as have been disposed of since the most recent balance sheet included in the Geely Public Documents in the ordinary course of business and not in violation of this Agreement, in each case, free and clear of Liens, except for Permitted Liens.

(b)            Geely or one of its Subsidiaries is in occupancy of the properties purported to be leased thereunder, and except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, each such lease is valid without default thereunder by the lessee or, to the knowledge of Geely, the lessor, except for such properties as are no longer used or useful in the conduct of their respective businesses or have been disposed in the ordinary course of business.

(c)            None of the assets, undertakings or goodwill of Geely or any of its Subsidiaries is subject to (i) any Lien, or to any agreement or commitment to create a Lien, and no Person has claimed to be entitled to create such a Lien; or (ii) any lease, lease hire agreement, hire purchase agreement or agreement for payment on deferred terms or is the subject of any licence or factoring arrangement.

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(d)            The assets of Geely and its Subsidiaries comprise all the assets that is material to or necessary for the continuation of Geely’s and its Subsidiaries’ business, to the same extent and in the jurisdictions it currently conducts its business.

(e)            The plant, machinery, equipment, vehicles and office used by Geely and its Subsidiaries are in good working order and state of repair in all material respects, have been regularly maintained (and are not in need of maintenance or repairs except for routine maintenance or repairs, or significant capital investment), are serviceable and in good working order and are capable of doing the work for which they were designed. All such assets are capable of being properly used in Geely’s and its Subsidiaries’ business in compliance with applicable Laws, and no such asset is dangerous, obsolete or surplus to requirements in any material respect.

(f)            The stock-in-trade and work-in-progress of Geely and its Subsidiaries is in good and undamaged condition and is capable of being used and sold in the ordinary course of business in accordance with its current price list without material discount, rebate or allowance and is adequate and not excessive in any material respect in relation to the current trading requirements of Geely and its Subsidiaries. Reasonable impairment has been made in the books and records of Geely and its Subsidiaries in respect of the stock-in-trade of Geely or any of its Subsidiaries that is obsolete or slow moving or out of date, fashion or demand, and none of the stock-in-trade of Geely or any of its Subsidiaries is likely to realize less than its net book value in any material respect.

Section 4.9      Legal Proceedings. Except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, (a) neither Geely nor any of its Subsidiaries, nor any of their respective directors or officers, is a party to any, and there are no pending or, to the knowledge of Geely, threatened, Proceedings of any nature against Geely or any of its Subsidiaries or their respective directors or officers or to which any of their equity interests, material properties or assets is subject, and (b) there is no Judgment outstanding against Geely, any of its Subsidiaries or any of their equity interests, material properties or assets, or any of their directors and officers (in their capacity as directors and officers).

Section 4.10      Permits; Compliance with Applicable Laws

(a)            Except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, (i) each of Geely and its Subsidiaries hold all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities necessary for it to own, lease, operate and use its properties and assets or to carry on its business (the “Geely Permits”), (ii) all of the Geely Permits are valid, in full force and effect, and are not subject to any pending or threatened Proceedings by any Governmental Entity to suspend, cancel, modify, terminate or revoke any such Geely Permit, (iii) each of Geely and its Subsidiaries is in material compliance with the terms and requirements of the Geely Permits, and (iv) neither Geely nor any of its Subsidiaries is in material default under, and to the knowledge of Geely, no condition exists that with notice or lapse of time or both would constitute a material default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, any such Geely Permit.

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(b)            Neither Geely nor any of its Subsidiaries is or has been in material violation of any Law applicable to Geely or its Subsidiaries (including FCPA, the PRC Anti-Bribery Laws and applicable rules and regulations of relevant PRC Governmental Entities). No investigation or review by any Governmental Entity with respect to Geely or its Subsidiaries is pending or, to Geely’s knowledge, threatened, nor to Geely’s knowledge has any Governmental Entity indicated an intention to conduct the same, in each case with respect to a material violation of applicable Law.

(c)            None of Geely, any of its Subsidiaries or any of their respective directors, officers or employees or, to Geely’s knowledge, any agent, or any other person acting for or on behalf of Geely or any Subsidiary has (individually and collectively, a “Geely Affiliate”), (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law; or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any Government Official for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist Geely, any Subsidiary, or any Geely Affiliate in obtaining or retaining business for or with, or in directing business to, any Person. Geely and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system applicable to it and its Subsidiaries which are designed to provide reasonable assurances that violations of the FCPA, the PRC Anti-Bribery Laws or any similar law will be prevented, detected and deterred.

(d)            Geely and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective employee shareholders to comply with, applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material, including taking reasonable steps to request their employee shareholders to complete registration and other procedures required under applicable rules and regulations of the PRC Tax authority to the extent such rules and regulations are material.

(e)            Geely is aware of and has been advised as to the content of the PRC Anti-Monopoly Law and Regulations. All acquisitions and other similar transactions conducted by Geely or any of its Subsidiaries have complied with the PRC Anti-Monopoly Law and Regulations.

(f)            Except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, Geely has in the past two (2) years complied with all applicable Data Protection Laws. No action or claim has been asserted or threatened against Geely alleging a material violation of any applicable Data Protection Law and there does not exist any basis therefor. The Transactions contemplated by the Transaction Agreements will not result in material violation of any applicable Data Protection Law.

Section 4.11      Employee Benefit Plans.

(a)            Each material employee benefit plan, program or arrangement (whether written or unwritten) for the benefit of any Geely Employee (including any stock option, stock purchase, stock appreciation rights or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan, or employment or consulting agreement) that Geely or any of its Subsidiaries maintains, sponsors, participates in, is a party to or contributes to (each, a “Geely Benefit Plan”) is disclosed in the Geely Public Documents or provided or made available to Zeekr. True and complete copies of each such Geely Benefit Plan, including all amendments thereto have been provided or made available to Zeekr.

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(b)            Except as disclosed in the Geely Public Documents and severance benefits provided for under applicable Law, Geely and its Subsidiaries do not maintain any Geely Benefit Plan that provides benefits in the nature of severance to any Geely Employees. Save as disclosed in Section 4.11(b) of the Geely Disclosure Letter, no Geely Benefit Plan provides welfare benefits, including, death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(c)            With respect to each Geely Benefit Plan, neither Geely nor any of its Subsidiaries has received any notice, letter or other written or oral communications from any Governmental Entity regarding any material non-compliance of employee social benefits requirements.

(d)            There are no pending or threatened Proceedings by or on behalf of any Geely Benefit Plan, by any employee or beneficiary covered under any such Geely Benefit Plan, as applicable, or otherwise involving any such Geely Benefit Plan (other than routine claims for benefits). Each Geely Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law.

(e)            Save as disclosed in Section 4.11(e) of the Geely Disclosure Letter, Geely is not obligated, pursuant to any of the Geely Benefit Plans or otherwise, to grant any options or other rights to purchase or acquire Geely Shares to any Geely Employees after the date hereof.

Section 4.12      Labor Matters. There are no collective bargaining agreements which pertain to Geely Employees. Except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, (i) there are no pending labor disputes between Geely or any of its Subsidiaries, on the one hand, and any Geely Employee, on the other hand, (ii) each of Geely and its Subsidiaries is in compliance in all material respects with all applicable Law relating to employment, termination, wages and hours and social security, in each case, with respect to each of the Geely Employees (including those on layoff, disability or leave of absence, whether paid or unpaid); and (iii) neither Geely nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits for Geely Employees other than coverage mandated by applicable Law.

Section 4.13      Taxes.

(a)            Each of Geely and its Subsidiaries has duly and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects. All Taxes shown to be due and payable on such Tax Returns have been timely paid.

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(b)            The most recent Geely Financial Information reflects an adequate reserve for all Taxes payable by Geely and its Subsidiaries for all Taxable periods and portions thereof through the date of such Geely Financial Information. No deficiency with respect to Taxes has been proposed, asserted or assessed against Geely or any of its Subsidiaries, other than any deficiency which has been paid or is being contested in good faith in appropriate Proceedings. No material Liens for Taxes exist with respect to any asset of Geely or any of its Subsidiaries, except for Permitted Liens or Liens for which adequate reserves have been established in the Geely Public Documents.

(c)            All material amounts of Taxes required to be withheld by Geely and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)            No material audit, investigation, suit or other administrative or court proceedings are pending, in progress or threatened with respect to any Taxes or Tax assets of Geely or any of its material Subsidiaries and no written notice thereof has been received. No issue has been raised by any taxing authority in any presently pending Tax audit that could reasonably be expected to be material and adverse to Geely and its Subsidiaries, taken as a whole, for any period after the Effective Time.

(e)            No written claim has been made by a taxing authority in a jurisdiction where neither Geely nor any of its Subsidiaries file Tax Returns for a particular type of Tax that Geely or any Subsidiary is or may be subject to this type of Tax or required to file a Tax Return with respect to such type of Tax in that jurisdiction.

(f)            Neither Geely nor any of its Subsidiaries has participated in any transaction that is treated as a tax shelter or similar transaction under applicable Law.

(g)            Neither Geely nor any of its Subsidiaries (i) has been a member of a Tax Group other than a Tax Group of which Geely was the common Geely or (ii) has any liability for the Taxes of any other Person (other than Geely or any of its Subsidiaries) (x) as a transferee or successor, (y) pursuant to any tax sharing agreement or other contractual obligation (other than pursuant to customary provisions of contractual agreements entered into in the ordinary course of business the principal subject of which does not relate to Taxes) or (z) as a result of such other Person having being at any time a member of a Tax Group of which Geely or any Subsidiary thereof was also a member.

Section 4.14      Material Contracts. (i) Each Contract that Geely has disclosed in the Geely Public Documents (each a “Geely Material Contract”) constitutes the valid and legally binding obligation of Geely or its applicable Subsidiary, enforceable in accordance with its terms and is in full force and effect, (ii) there is no material breach or default under any Geely Material Contract either by Geely or, to Geely’s knowledge, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Geely or, to Geely’s knowledge, any other party and (iii) no party to any such Geely Material Contract has given notice to Geely of or made a claim against Geely with respect to any material breach or default thereunder, except, in each case of clauses (i), (ii) and (iii), for such breaches, defaults or failures to be in full force and effect or the valid and binding obligation of any party or parties thereto that would not, individually or in the aggregate, have a Geely Material Adverse Effect.

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Section 4.15      Insurance Matters. All material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities, operations and directors and officers of Geely and its Subsidiaries are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. Neither Geely nor any of its Subsidiaries knows of any threatened termination of, or material alteration of coverage under, any of its respective insurance policies.

Section 4.16      Intellectual Property.

(a)            Ownership; Sufficiency. Geely and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is material to or necessary for the operation of their respective core business as conducted as of the date of this Agreement. Geely and its Subsidiaries solely and exclusively own all right, title and interest in and to each item of material Geely Owned Intellectual Property, and to the knowledge of Geely, free and clear of all Liens (other than Permitted Liens and licenses granted in the ordinary course of business), or any obligation to grant any Lien. Geely has a valid license to use the material Geely Licensed Intellectual Property in connection with and as used in the operation of the core business of Geely and its Subsidiaries as conducted as of the date of this Agreement.

(b)            Validity and Enforceability. To the knowledge of Geely, the Geely Owned Intellectual Property that is Registered as of the date of this Agreement is (i) valid, subsisting (or in the case of applications, applied for) and enforceable, (ii) currently in compliance with any and all legal requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any outstanding Judgment materially and adversely affecting Geely’s or its Subsidiaries’ use thereof or rights thereto, or that would materially impair the validity or enforceability thereof. To the knowledge of Geely, except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, there has been no action or claim asserted or threatened challenging the ownership, scope, validity or enforceability of any Geely Owned Intellectual Property.

(c)            Infringement. To the knowledge of Geely, except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, there is no action or claim outstanding against Geely that the operation of the core business of Geely and its Subsidiaries and the use of Geely Intellectual Property in connection therewith have infringed, misappropriated or otherwise violated or conflicted with the Intellectual Property rights of any other Person. Except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, Geely or any of its Subsidiaries have not received any notification in writing in the last two (2) years that a license under any other Person’s Intellectual Property (other than licenses included in the Geely IP Agreements) is or may be required to operate the core business of Geely and its Subsidiaries that has not been resolved in a satisfactory manner. To the knowledge of Geely, except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, no Person is engaging, or has engaged in the last two (2) years, in any activity that materially infringes, misappropriates or otherwise violates any Geely Intellectual Property, and there is no action or claim pending, asserted or threatened by Geely against any other Person concerning any of the foregoing.

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(d)            Protection Measures. Geely and its Subsidiaries have taken reasonable measures at a level that is substantially equivalent to reputable industry standards to maintain the confidentiality and value of all confidential information used or held for use in the operation of the core business of Geely and its Subsidiaries. No material confidential information, trade secrets or other confidential Geely Intellectual Property have been disclosed by Geely or any of its Subsidiaries to any Person except pursuant to non-disclosure and/or other appropriate commercial agreements that obligate such Person to keep such confidential information, trade secrets or other confidential Geely Intellectual Property confidential and to the knowledge of Geely, no party thereto is in material default of any such agreement.

(e)            IT Assets. The IT Assets owned by Geely and its Subsidiaries, licensed to Geely and its Subsidiaries, pursuant to valid and enforceable license agreements, or otherwise used for the benefit of Geely and its Subsidiaries (including Geely Software) (collectively, the “Geely IT Systems”) are sufficient for the present operation of the core business of Geely and its Subsidiaries as currently conducted. The Geely IT Systems are free from material bugs or other material defects and, to the knowledge of Geely, do not contain any viruses which, individually or in the aggregate, have a Geely Material Adverse Effect. Geely and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology to protect the confidentiality, integrity and security of such Geely IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, at a level that is substantially equivalent to reputable industry practices. To the knowledge of Geely, (i) there have been no security breaches in the Geely IT Systems owned by Geely or its Subsidiaries and the Geely IT Systems owned by third parties to the extent used by or on behalf of Geely or its Subsidiaries and (ii) there have been no disruptions in any Geely IT Systems that have adversely affected the core business of Geely or its Subsidiaries as currently conducted.

Section 4.17      Interested Party Transactions. Except as (i) supplied or published pursuant to the Listing Rules (including the Geely Share Incentive Plans) or (ii) entered into in the ordinary course of business, Section 4.17 of the Geely Disclosure Letter sets forth a correct and complete list of the contracts or agreements under which there are any existing or future liabilities between Geely or any of its Subsidiaries, on the one hand, and any connected person (within the meaning of the Listing Rules) of Geely prior to the date of this Agreement, on the other hand.

Section 4.18      Environment, Health and Safety.

(a)            Except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, (i) each of Geely and its Subsidiaries is and has at all times been in compliance with all EHS Laws (and has obtained, maintained in full force and effect and complied with all EHS Consents) and (ii) there are no facts, matters or circumstances which may lead to any breach of or liability under any EHS Laws or any EHS Consents (or that may reasonably be anticipated to lead to the revocation, suspension, variation or non-renewal of any EHS Consents).

(b)            Except as would not, individually or in the aggregate, have a Geely Material Adverse Effect, (i) no complaints, notices or other communication have been received by Geely or any of its Subsidiaries alleging or specifying, and there are no proceedings pending or threatened against Geely or any of its Subsidiaries relating to, any breach of or any liability under EHS Laws and (ii) there are no facts, matters or circumstances likely to give rise to any such claims, proceedings or other form of dispute.

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(c)            There are no conditions or circumstances, including the release or presence of, or exposure to, any Hazardous Substance or other EHS Matters, which have a Geely Material Adverse Effect.

Section 4.19      Merger Consideration.

(a)            Each of Geely and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Geely or Merger Sub obtains financing for, or related to, any of the Transactions. Geely and Merger Sub at the Closing will have sufficient cash, available lines of credit or other sources of immediately available funds in U.S. dollars to pay the aggregate Cash Consideration in respect of all Cash Election Shares and all related expenses and other amounts required to be paid by Geely or Merger Sub in connection with the consummation of the Merger and the other Transactions and to perform their respective obligations under the Transaction Agreements.

(b)            The Geely Shares to be issued pursuant to this Agreement, (i) when issued in accordance with the terms herein, (x) will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive or similar rights, free and clear of any Lien or any other limitation or restriction (save for those imposed by applicable securities Laws or other applicable Laws) and with no personal liability attaching to the ownership thereof, and (y) will be issued in compliance with applicable securities Laws and other applicable Laws; and (ii) upon being registered in the name of a holder of Stock Election Shares (or its designee) in accordance with the procedures set forth in Section 2.4(a), will be owned in the name and of record by such holder (or its designee), free and clear of any Lien or any other limitation or restriction (save for those imposed by applicable securities Laws or other applicable Laws).

Section 4.20      Certain Exemptions. Subject to Zeekr’s compliance with Section 6.13, the issuance of Geely Shares pursuant to this Agreement will be conducted as an offering that is exempted from the registration requirements under Section 5 of the U.S. Securities Act of 1933 (as amended) pursuant to the exemption provided under 7 CFR §230.802.

Section 4.21      Brokers. No broker, finder or investment banker (other than the Geely Financial Advisor and the Geely Independent Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated by the Transaction Agreements based upon arrangements made by and on behalf of Geely or Merger Sub or any of their respective Affiliates.

Section 4.22      Non-Reliance. In connection with the due diligence investigation of Zeekr and its Subsidiaries by Geely, Merger Sub and their respective Representatives, Geely, Merger Sub and their respective Representatives have received and may continue to receive after the date hereof from Zeekr and its Representatives certain estimates, projections, forecasts and other forward looking information, as well as certain business plan information, regarding Zeekr and its Subsidiaries and their businesses and operations. Geely and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward looking statements, as well as in such business plans, with which Geely and Merger Sub are familiar, (b) that Geely and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward looking information or business plans), and (c) that Geely and Merger Sub will have no claim against Zeekr or any of its Representatives or any other Person, with respect thereto. Accordingly, Geely and Merger Sub hereby acknowledge and agree that none of Zeekr, any of its Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward looking statements or business plans.

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Section 4.23      No Additional Representations. Except for the representations and warranties made by Geely and Merger Sub in this Article IV, none of Geely, Merger Sub or any other person makes any other express or implied representation or warranty with respect to Geely or any of its Subsidiaries (including Merger Sub) or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Zeekr or any of its Representatives, notwithstanding the delivery or disclosure to Zeekr or any of its Representatives of any documentation, forecasts or other information in connection with the Transactions contemplated by the Transaction Agreements, and Zeekr acknowledges the foregoing.

Article V.
COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 5.1      Conduct of Business of Zeekr. Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, Zeekr will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice in all material respects and use commercially reasonable efforts to keep available the service of its current officers and employees and preserve its relationships with customers, advertisers, licensors, suppliers and others having business dealings with it in all material respects. Without limiting the generality of the foregoing, and except as required by applicable Law, as otherwise contemplated in this Agreement or the Zeekr Disclosure Letter, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, Zeekr will not, and will not permit its Subsidiaries to, without the prior written consent of Geely (which consent shall not be unreasonably withheld or delayed):

(a)            amend the Zeekr Memorandum and Articles of Association;

(b)            authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents (including any stock options or stock appreciation rights), other than (i) the issuance of Zeekr Shares upon the vesting of Zeekr RSU Awards outstanding as of the date of this Agreement in accordance with their respective terms in effect as of the date of this Agreement, (ii) any issuance, sale, transfer or other disposition to Zeekr or a Wholly Owned Zeekr Subsidiary, (iii) issuances, sales, pledge, disposition, encumbrance or grant pursuant to existing Contracts in effect as of the date hereof, or (iv) issuances, sales, pledge, disposition, encumbrance or grant as a result of lapse of restrictions on, vesting or settlement of Zeekr RSU Awards outstanding as of the date of this Agreement in accordance with their respective terms in effect as of the date of this Agreement;

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(c)            (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital or make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such, in each case, except for the declaration and payment of dividends or other distributions (x) pursuant to any dividend declared prior to the date hereof, or (y) to Zeekr or a Wholly Owned Zeekr Subsidiary; or (iii) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its Subsidiaries, other than (x) as required under Zeekr Incentive Plan, (y) acquisition, purchase, transfer, redemption or other disposal between or among Zeekr and Wholly Owned Zeekr Subsidiaries, and (z) acquisition, redemption, or repurchase of Zeekr Shares issued in settlement of Zeekr RSU Awards outstanding as of the date of this Agreement in accordance with their respective terms in effect as of the date of this Agreement;

(d)            place Zeekr or any of its material Subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger or any such transactions among the Wholly Owned Zeekr Subsidiaries);

(e)            except pursuant to a Contract existing on the date of this Agreement (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities in an amount exceeding US$30,000,000 in the aggregate, except for borrowings (A) under existing lines of credit in the ordinary and usual course of business, (B) to the extent to be applied to refinance of any existing indebtedness or (C) intercompany loans among the Wholly Owned Zeekr Subsidiaries; (ii) prepay any debt, borrowings or obligations in excess of US$30,000,000 in the aggregate prior to their stated maturity, except for repayment in the ordinary and usual course of business consistent with past practice or loans among the Wholly Owned Zeekr Subsidiaries; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice or for guarantees of obligations of Zeekr or Wholly Owned Zeekr Subsidiaries; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to Zeekr or wholly-owned subsidiaries of Zeekr or for advances for travel and other expenses to officers, directors and employees made in the ordinary course of business); (v) pledge or otherwise encumber shares of capital stock of Zeekr or its Subsidiaries; or (vi) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any Lien thereupon other than Permitted Liens, except (a) increased obligations under existing Liens resulting from debt incurred in accordance with this Section 5.1(e)(i), (b) between or among Zeekr and Wholly Owned Zeekr Subsidiaries, or (c) in the ordinary course of business consistent with past practice;

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(f)            except in the ordinary course of business consistent with past practice or as may be required by Law or the terms of applicable Zeekr Benefit Plan (i) enter into, adopt, materially amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, equity, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other benefit or compensation agreement, trust, plan, fund, award or arrangement for the benefit or welfare of any director, officer or employee in any manner (other than the entry into or amendment of employment or labor contracts with newly hired employees or the termination of employment agreements or labor contracts with terminated employees in the ordinary course of business consistent with past practice, or the entry into compensation arrangement with members of Zeekr Special Committee), (ii) grant or materially increase in any manner the compensation (including severance, termination or similar compensation) or benefits payable or to become payable to any director, officer or employee (including the granting of stock options or other equity awards), or (iii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits payable or to become payable to any director, officer or employee under any benefit or compensation plan, agreement or arrangement;

(g)            (i) abandon, permit to lapse, dispose of, license, sublicense, assign, transfer create or incur any Lien (other than Permitted Lien) on or grant to any Person any rights to any Zeekr Intellectual Property, (ii) make any material change in the ownership or right to register any Zeekr Intellectual Property, or (iii) enter into any Contract with respect to or otherwise binding upon any Zeekr Intellectual Property, in each case of any of the foregoing (i) to (iii), other than (A) in the ordinary course of business consistent with past practice, or (B) between or among Zeekr and Wholly Owned Zeekr Subsidiaries or (C) such actions that are taken for the purpose of abandoning, permitting to lapse or expire, or otherwise disposing of obsolete or immaterial Zeekr Intellectual Property;

(h)            acquire, sell, lease, transfer or otherwise dispose of any assets in an amount exceeding US$30,000,000 in the aggregate (including but not limited to domain names, trademarks and content licenses), except (A) in the ordinary course of business consistent with past practice, (B) between or among Zeekr and Wholly Owned Zeekr Subsidiaries, (C) required by a Contract existing on the date of this Agreement or (D) such actions that are taken for the purpose of abandoning, permitting to lapse or expire, or otherwise disposing of obsolete or immaterial assets;

(i)            except as may be required as a result of a change in Law or in GAAP (or any interpretation thereof) or for the purpose of consummation of the Transactions contemplated under the Transaction Agreements, make material change to the accounting principles used by it;

(j)            (i) acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, if such acquisition would be material to Zeekr and its Subsidiaries, taken as a whole, except for acquisition between or among Zeekr and Wholly Owned Zeekr Subsidiaries, or (ii) authorize any new capital expenditures in excess of US$30,000,000 during any fiscal quarter, in each case of (i) and (ii), other than those (A) specifically budgeted in Zeekr’s current plan approved by the Zeekr Board prior to the date hereof that was made available to Geely, (B) in the ordinary course of business consistent with past practice, or (C) required by existing Contracts in effect as of the date hereof;

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(k)            make or revoke any material Tax election, or settle or compromise any material Tax liability, or change (or make a request to any taxing authority to change) any aspect of its method of accounting for Tax purposes in a material manner;

(l)            waive the benefits of, reduce the restriction periods or agree to modify in a manner adverse to Zeekr or any of its Subsidiaries any non-competition, confidentiality, standstill or similar agreement to which Zeekr or any of its Subsidiaries is a party;

(m)            settle or compromise any pending or threatened suit, action or claim relating to the Transactions (other than responding to takedown notices or other notices or accusations of potential infringement in the ordinary course of business);

(n)            (i) cancel, materially modify, terminate or grant a waiver of any rights under any Zeekr Material Contract in a manner materially adverse to Zeekr or any of its Subsidiaries, (ii) enter into a new Contract that (A) would be a Zeekr Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the Transactions contemplated by the Transaction Agreements or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Zeekr Material Contract or new Contract, in each case of foregoing (i) to (iii), not in the ordinary course of business consistent with past practice, other than (A) any termination or renewal in accordance with the terms of any existing Zeekr Material Contract that occur automatically without any action by the Zeekr or any of its Subsidiaries, or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(o)            enter into any new lines of business that is outside of Zeekr’s existing business as of the date hereof and is material to Zeekr and its Subsidiaries, taken as a whole; or

(p)            take, propose to take, or agree in writing or otherwise to take, any of the actions described in Section 5.1(a) through Section 5.1(o).

Section 5.2      Conduct of Business of Geely. Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, Geely will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business in all material respects and use commercially reasonable efforts to keep available the service of its current officers and employees and preserve its relationships with customers, advertisers, licensors, suppliers and others having business dealings with it in all material respects. Without limiting the generality of the foregoing, and except as required by applicable Law, as otherwise contemplated in this Agreement or the Geely Disclosure Letter, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, Geely will not, and will not permit its Subsidiaries to, without the prior written consent of Zeekr (which consent shall not be unreasonably withheld or delayed):

(a)            amend the Geely Memorandum and Articles of Association;

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(b)            authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents (including any stock options or stock appreciation rights) of Geely, other than (i) the issuance of Geely Shares upon the exercise of Geely Options or vesting of Geely Share Awards, (ii) any issuance, sale, transfer or other disposition to Geely or a Wholly Owned Geely Subsidiary, (iii) issuances, sales, pledge, disposition, encumbrance or grant pursuant to existing Contracts in effect as of the date hereof, (iv) issuances, sales, pledge, disposition, encumbrance or grant as a result of lapse of restrictions on, vesting, exercise or settlement of Geely Options or Geely Share Awards in accordance with their respective terms, or (v) any offer, grant or award of Geely Options and/or Geely Share Awards pursuant to the terms of the relevant Geely Share Incentive Plan;

(c)            (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital or make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to shareholders in their capacity as such, in each case, except for the declaration and payment of dividends or other distributions (x) pursuant to the previously announced dividend policy or dividend declared prior to the date hereof, or (y) to Geely or a Wholly Owned Geely Subsidiary; or (iii) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its Subsidiaries, other than (A) as required under Geely Share Incentive Plans, (B) acquisition, purchase, transfer, redemption or other disposal between or among Geely and Wholly Owned Geely Subsidiaries, and (C) acquisition, redemption, or repurchase of Geely Shares issued upon the exercise of Geely Options or vesting of Geely Share Awards in accordance with their respective terms;

(d)            place Geely or any of its material Subsidiaries into liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger or any such transactions among the Wholly Owned Geely Subsidiaries);

(e)            acquire, sell, lease, transfer or otherwise dispose of any assets involving an amount exceeding US$60,000,000 individually or in the aggregate in a series of related transactions (including but not limited to domain names, trademarks and content licenses), except (A) in the ordinary course of business, (B) between or among Geely and Wholly Owned Geely Subsidiaries, (C) pursuant to a Contract existing on the date of this Agreement or (D) such actions that are taken for the purpose of abandoning, permitting to lapse or expire, or otherwise disposing of obsolete or immaterial assets;

(f)            except as may be required as a result of a change in Law or in HKFRS (or any interpretation thereof) or for the purpose of consummation of the Transactions contemplated under the Transaction Agreements, make material change to the accounting principles used by it;

(g)            settle or compromise any pending or threatened suit, action or claim relating to the Transactions (other than responding to takedown notices or other notices or accusations of potential infringement in the ordinary course of business);

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(h)            enter into any new lines of business that is outside of Geely’s existing business as of the date hereof and is material to Geely and its Subsidiaries, taken as a whole; or

(i)            take, propose to take, or agree in writing or otherwise to take, any of the actions described in Section 5.2(a) through Section 5.2(h).

Section 5.3      Access to Information.

(a)            Subject to applicable Law, between the date hereof and the Effective Time, each of the Parties will, upon reasonable prior written notice from the other Parties, (i) give such other Parties and their respective authorized Representatives reasonable access during normal business hours to all of its key employees, officers, agents, contracts and properties and to all of its books and records, (ii) permit such other Parties and their respective authorized Representatives to make such inspections as they may reasonably require and (iii) will cause its and its Subsidiaries respective officers to furnish the such Parties and their respective authorized Representatives with such financial and operating data and other information with respect to its and its Subsidiaries respective businesses, properties and personnel as such other Parties and their respective authorized Representatives may from time to time reasonably request; provided that no investigation pursuant to this Section 5.3(a) shall affect or be deemed to modify any of the representations or warranties made by any Party in this Agreement. For the avoidance of doubt, no Party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) waive the attorney-client or similar privilege of such Party or any of its Subsidiaries (provided that such Party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege), (ii) contravene any applicable Law or requirements of Governmental Entities (provided that such Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such law or requirement), (iii) breach the terms of a confidentiality agreement with a third party entered into prior to the date hereof (provided that such Party shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure), or (iv) unreasonably interfere with the normal business or operation of such Party or any of its Subsidiaries. If any information is withheld by a Party or any of its Subsidiaries pursuant to the proviso to the preceding sentence, such withholding Party shall inform the other Parties as to the general nature of what, and pursuant to which clause of the proviso in the preceding sentence such information, is being withheld.

Article VI.
ADDITIONAL AGREEMENTS

Section 6.1      Acquisition Proposals Relating to Zeekr; Zeekr Board Recommendation

(a)            Zeekr will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any Representative of Zeekr or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage any inquiry or the making of any proposal or offer or any other effort or attempt that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to Zeekr or any of its Subsidiaries, or take any other action to facilitate, any Acquisition Proposal, or (iii) enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal. Immediately after the execution and delivery of this Agreement, Zeekr will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal, shall use commercially reasonable efforts and promptly request to be returned or destroyed all confidential information provided by or on behalf of Zeekr or any of its Subsidiaries to such Person and shall notify each such Person or its Representatives that the Zeekr Board no longer seeks or requests the making of any Acquisition Proposal, and withdraws any consent theretofore given to the making of an Acquisition Proposal. For the purpose of this Agreement, “Acquisition Proposal” means any proposal or offer made by any Person (other than Geely, Merger Sub or any Affiliate thereof) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (A) beneficial ownership (as defined under section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of share capital of Zeekr pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction or (B) any one or more assets or businesses of Zeekr and its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of Zeekr and its Subsidiaries, taken as a whole.

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(b)            Except as permitted by Section 6.1(d) or Section 6.1(e), neither the Zeekr Board (acting upon recommendation of the Zeekr Special Committee) nor the Zeekr Special Committee shall (i) fail to recommend that the Zeekr Shareholders vote in favor of this Agreement, the Merger and the other Transactions contemplated by the Transaction Agreements or fail to include the Zeekr Board Recommendation in the Zeekr Proxy Statement or (ii) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to Geely or Merger Sub, the Zeekr Board Recommendation (actions described in this clause (i) and (ii) referred to as a “Zeekr Change of Recommendation”).

(c)            Notwithstanding anything to the contrary in this Agreement, prior to the time the Required Zeekr Vote is obtained, but not after, if Zeekr has received an Acquisition Proposal that was not obtained in breach of Section 6.1(a) (other than immaterial non-compliance that does not adversely affect Geely or the Merger Sub), Zeekr, Zeekr Special Committee and their respective Representatives may (i) contact such Person or group of Persons solely to request clarification of the terms and conditions thereof and to notify such Persons restrictions of Section 6.1(a), (ii) provide information in response to the request of the Person or group of Persons who has made such proposal or offer, but only if prior to providing such information, Zeekr has received from the Person or group of Persons so requesting such information an executed a confidentiality agreement, provided, that Zeekr shall concurrently make available to Geely any information concerning Zeekr and its Subsidiaries that is provided to any such Person or group of Persons and that was not previously made available to Geely or its Representatives and (iii) engage or participate in any discussions or negotiations with the Person or group of Persons who has made such proposal or offer; provided that prior to taking any action described in Section 6.1(c)(ii) or Section 6.1(c)(iii), Zeekr Board (acting upon recommendation of the Zeekr Special Committee) or the Zeekr Special Committee has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, (i) that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, and (ii) that failure to take such action with respect to such Acquisition Proposal would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law.

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(d)            Notwithstanding anything to the contrary in this Agreement, prior to the time the Required Zeekr Vote is obtained, but not after, if Zeekr has received an Acquisition Proposal that was not obtained in breach of Section 6.1(a) (other than immaterial non-compliance that does not adversely affect Geely or the Merger Sub), and Zeekr Board (acting upon recommendation of the Zeekr Special Committee) or the Zeekr Special Committee has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, (i) that failure to effect a Zeekr Change of Recommendation with respect to such Acquisition Proposal would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law and (ii) that such Acquisition Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by Geely pursuant to the following provisos, then the Zeekr Board (acting upon recommendation of the Zeekr Special Committee) or the Zeekr Special Committee may effect a Zeekr Change of Recommendation with respect to such Superior Proposal; provided, that, prior to making such Zeekr Change of Recommendation, (x) Zeekr shall have given Geely at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall describe the material terms and conditions of the Superior Proposal that is the basis for such action (including the identity of the third party making the Superior Proposal), (y) if requested by Geely, Zeekr shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Geely during such notice period to enable Geely to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, and (z) following the end of such notice period, the Zeekr Board (acting upon recommendation of the Zeekr Special Committee) or the Zeekr Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Geely, and shall have determined in good faith, following consultation with its independent financial advisor and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and that failure to effect a Zeekr Change of Recommendation with respect to the Superior Proposal would constitute a breach of the directors’ fiduciary duties under applicable Law; provided, further, that in the event of any material change to the material terms of such Superior Proposal, such materially changed Superior Proposal shall be deemed a new Superior Proposal and Zeekr shall, in each case, be required to again comply with the requirements set forth in the preceding proviso, except that the notice period referred to in subclause (x) above shall be at least three (3) Business Days.

(e)            Notwithstanding anything to the contrary in this Agreement, prior to the time the Required Zeekr Vote is obtained, but not after, the Zeekr Board (acting upon recommendation of the Zeekr Special Committee) or the Zeekr Special Committee may effect a Zeekr Change of Recommendation (other than in response to a Superior Proposal, which shall be governed by Section 6.1(c)) if and only if (i) a Zeekr Intervening Event occurs; provided that in no event shall the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal constitute a Zeekr Intervening Event), (ii) the Zeekr Board (acting upon recommendation of the Zeekr Special Committee) or the Zeekr Special Committee has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to effect such Zeekr Change of Recommendation would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law, and (iii) (A) Zeekr shall have given Geely at least five (5) Business Days’ prior written notice of its intention to effect such Zeekr Change of Recommendation, which notice shall specify in reasonable detail the reasons therefor and describe with reasonable details the Zeekr Intervening Event, (B) if requested by Geely, Zeekr shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Geely during such notice period, to enable Geely to propose revisions to the terms of this Agreement, and (C) following the end of such notice period, the Zeekr Board (acting upon recommendation of the Zeekr Special Committee) or the Zeekr Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Geely, and shall have determined in good faith, after consultation with its independent financial advisor and outside legal counsel and taking into account any revisions to this Agreement proposed by Geely, that failure to effect such Zeekr Change of Recommendation would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law.

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(f)            Nothing in this Agreement shall prohibit Zeekr, the Zeekr Board or the Zeekr Special Committee from: (i) taking and disclosing to the shareholders of Zeekr a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders of Zeekr in connection with the making or amendment of a tender offer or exchange offer), (ii) making any “stop, look and listen” communication to Zeekr’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of Zeekr), or (iii) making any legally required disclosure, including disclosure of factual information regarding the business, financial condition or results of operations of Zeekr and its Subsidiaries.

(g)            Nothing in this Section 6.1 shall (i) permit Zeekr to terminate this Agreement, (ii) release Zeekr from the obligation of holding the Zeekr Shareholders Meeting pursuant to Section 6.3 or (iii) affect any other obligations of Zeekr under this Agreement.

Section 6.2      Geely Board Recommendation

(a)            The Geely Board will not (i) fail to recommend that the Geely Shareholders vote in favor of this Agreement and the Merger (the “Geely Board Recommendation”) or fail to include the Geely Board Recommendation in the Geely EGM Circular or (ii) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to Zeekr, the Geely Board Recommendation (actions described in this clause (i) and (ii) referred to as a “Geely Change of Recommendation”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Required Geely Vote is obtained, but not after, the Geely Board may effect a Geely Change of Recommendation if and only if (A) a Geely Intervening Event occurs, and (B) the Geely Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law; provided, however, that prior to taking such action or announcing the intention to do so, (i) Geely has complied in all material respects with this Section 6.2, (ii) the Geely Board has given Zeekr at least five (5) Business Days’ prior written notice of its intention to take such action and a description of the reasons for taking such action, (iii) Geely has negotiated, and has caused its Representatives to negotiate, in good faith with Zeekr during such notice period to enable Zeekr to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (iv) following the end of such notice period, the Geely Board shall have considered in good faith any revisions to this Agreement proposed in writing by Zeekr in a manner that would form a binding contract if accepted by Geely, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect a Geely Change of Recommendation would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law.

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(b)            Nothing in this Section 6.2 shall (i) permit Geely to terminate this Agreement, (ii) release Geely from the obligation of holding the Geely Shareholders Meeting pursuant to Section 6.4 or (iii) affect any other obligations of Geely under this Agreement.

Section 6.3      Zeekr Shareholders Meetings.

(a)            As soon as reasonably practicable after the date of this Agreement, Zeekr shall prepare proxy solicitation materials with respect to the Zeekr Shareholders Meeting (the “Zeekr Proxy Statement”).

(b)            As soon as reasonably practicable after the date of this Agreement but in any event no later than the EGM Materials Mail Date, Zeekr shall (i) take, in accordance with applicable Law and the Zeekr Memorandum and Articles of Association, all actions necessary to call the Zeekr Shareholders Meeting for the purpose of obtaining the Required Zeekr Vote, (ii) establish a record date for determining Zeekr Shareholders entitled to vote at the Zeekr Shareholder Meeting (the “Zeekr EGM Record Date”) and (iii) mail or cause to be mailed the Zeekr Proxy Statement to the holders of Zeekr Shares (and concurrently furnish the Zeekr Proxy Statement under Form 6-K), including Zeekr Shares represented by Zeekr ADSs, as of the Zeekr EGM Record Date, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements and prior to the mailing of the Zeekr Proxy Statement (or any amendment or supplement thereto), provide Geely with a reasonable opportunity to review and comment on such document and consider in good faith any such comments reasonably made by Geely and (iii) instruct the Depositary to (A) fix a date no later than the Zeekr EGM Record Date as the record date for determining the holders of Zeekr ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Zeekr Shares represented by Zeekr ADSs (the “Zeekr Record ADS Holders”), (B) provide all proxy solicitation materials to all Zeekr Record ADS Holders and (C) vote all Zeekr Shares represented by Zeekr ADSs in accordance with the instructions of such corresponding Zeekr Record ADS Holders. Without the prior written consent of Geely, the authorization and approval of this Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements, including the Merger, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the Zeekr Shareholders at the Zeekr Shareholder Meeting.

(c)            As soon as reasonably practicable but in any event no later than thirty (30) days after the date of mailing the Zeekr Proxy Statement, Zeekr shall hold the Zeekr Shareholder Meeting. Subject to Section 6.1(c) and Section 6.1(e), (i) the Zeekr Board shall recommend to Zeekr Shareholders that they authorize and approve this Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements, including the Merger, and shall include such recommendation in the Zeekr Proxy Statement and (ii) Zeekr shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with Article VIII, (x) Zeekr’s obligations pursuant to this Section 6.3 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to Zeekr or any other Person of any Acquisition Proposal, and (y) Zeekr’s obligations pursuant to this Section 6.3 shall not be limited or otherwise affected by any Zeekr Change of Recommendation.

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(d)            Notwithstanding Section 6.3(b), after consultation in good faith with Geely, Zeekr may recommend the adjournment of the Zeekr Shareholders Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Zeekr Proxy Statement is provided to the Zeekr Shareholders within a reasonable amount of time in advance of the Zeekr Shareholders Meeting, (ii) as otherwise required by applicable Law or (iii) if as of the time for which the Zeekr Shareholders Meeting is scheduled as set forth in the Zeekr Proxy Statement, there are insufficient Zeekr Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Zeekr Shareholders Meeting or to vote in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions in order for the Required Zeekr Vote to be obtained. If the Zeekr Shareholders Meeting is adjourned, Zeekr shall convene and hold the Zeekr Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that Zeekr shall not recommend to its shareholders the adjournment of the Zeekr Shareholders Meeting to a date that is less than five (5) Business Days prior to the Outside Date.

(e)            Geely will, at the Zeekr Shareholders Meeting, however called, (i) appear at such Zeekr Shareholders Meeting or otherwise cause its duly appointed representative(s) to appear at such Zeekr Shareholders Meeting or otherwise cause its Zeekr Shares to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote, or cause to be voted, all Zeekr Shares then owned beneficially or of record by it or any of its Subsidiaries in favor of the approval of this Agreement and the Transactions and the approval of any actions required in furtherance thereof. Given that Section 239 of the Cayman Companies Act will apply to the Transactions, Geely will cause all of its Affiliates not to provide any notice of objection, notice of dissent, written demand for appraisal and/or not to take any other action to, or purport to, exercise any dissenter rights (if any) or to support any such action by others or which would otherwise challenge the applicability of Section 239 of the Cayman Companies Act to the Transactions with respect to the Zeekr Shares and/or the Zeekr ADSs owned beneficially or of record by such Affiliates.

(f)            Prior to the earlier of (i) the Required Zeekr Vote shall have been obtained and (ii) the termination of this Agreement, Geely will not, and will cause each of its Subsidiaries not to, directly or indirectly, Transfer any Zeekr Shares owned by Geely or its Subsidiaries as of the date hereof and any Zeekr Shares or other voting share capital of Zeekr that Geely or its Subsidiaries acquired from time to time after the date hereof or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein. For purpose hereof, “Transfer” means directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

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Section 6.4      Geely Shareholders Meetings.

(a)            As soon as reasonably practicable, and no later than twenty (20) Business Days, after the date of this Agreement, Geely shall (i) submit, or cause to be submitted, the circular with respect to the Geely Shareholders Meeting (the “Geely EGM Circular”) with the Hong Kong Stock Exchange for vetting and prior to such submission of the Geely EGM Circular (or any amendment or supplement thereto), provide Zeekr with a reasonable opportunity to review and comment on such document and consider in good faith any such comments reasonably made by Zeekr and shall (ii) use reasonable best efforts to (x) furnish all information as may be requested by the Hong Kong Stock Exchange and (y) take all action necessary or desirable to complete such vetting process. As soon as reasonably practicable (but in any event no later than twenty-one (21) days) after such vetting process with the Hong Kong Stock Exchange is completed, Geely shall (i) take, in accordance with applicable Law and the Geely Memorandum and Articles of Association, all actions necessary to call the Geely Shareholders Meeting for the purpose of obtaining the Required Geely Vote; and (ii) establish a record date for determining Geely Shareholders entitled to vote at the Geely Shareholder Meeting (the “Geely Record Date”) and (iii) mail or otherwise make available the Geely EGM Circular and any other required documents to the holders of Geely Shares as of the Geely Record Date, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements (such date on which the Geely EGM Circular and any other required documents are mailed pursuant to this sub-Section 6.4(a)(iii) above, the “EGM Materials Mail Date”).

(b)            As soon as reasonably practicable but in any event no later than thirty (30) days after the EGM Materials Mail Date, Geely shall hold the Geely Shareholder Meeting. Subject to Section 6.2, (i) the Geely Board shall recommend to holders of the Geely Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements, including the Merger, and shall include such recommendation in the Geely EGM Circular and (ii) Geely shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions contemplated by the Transaction Agreements. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with Article VIII, (x) Geely’s obligations pursuant to this Section 6.4 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to Geely or any other Person of any Acquisition Proposal, and (y) Geely’s obligations pursuant to this Section 6.4 shall not be limited or otherwise affected by any Geely Change of Recommendation.

(c)            Notwithstanding Section 6.4(b), after consultation in good faith with Zeekr, Geely may recommend the adjournment of the Geely Shareholders Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Geely EGM Circular is provided to the holders of Geely Shares within a reasonable amount of time in advance of the Geely Shareholders Meeting, (ii) as otherwise required by applicable Law or (iii) if as of the time for which the Geely Shareholders Meeting is scheduled as set forth in the Geely EGM Circular, there are insufficient Geely Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Geely Shareholders Meeting or to vote in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions in order for the Required Geely Vote to be obtained. If the Geely Shareholders Meeting is adjourned, Geely shall convene and hold the Geely Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that Geely shall not recommend to its shareholders the adjournment of the Geely Shareholders Meeting to a date that is less than five (5) Business Days prior to the Outside Date.

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Section 6.5      Information Supplied.

(a)            Each of the Parties agrees that none of the information supplied or to be supplied in writing by or on behalf of such Party specifically for inclusion or incorporation by reference in (i) the Geely EGM Circular, at the time it (and any amendment or supplement to it) is submitted to the Hong Kong Stock Exchange for vetting, on the date it is first mailed to the Geely Shareholders and at the time of the Geely Shareholders Meeting, (ii) the Zeekr Proxy Statement, on the date it is first mailed to the Zeekr Shareholders and at the time of the Zeekr Shareholders Meeting, shall contain untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

(b)            If at any time prior to the Effective Time any information relating to Zeekr or Geely or any of their respective Affiliates, directors or officers, is discovered by Zeekr or Geely that should be set forth in an amendment or supplement to the Geely EGM Circular or the Zeekr Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other and an appropriate amendment or supplement describing such information shall be promptly made and, to the extent required by applicable Laws, disseminated to the Geely Shareholders or the Zeekr Shareholders, as applicable.

(c)            To the extent permitted by applicable Law, Zeekr and Geely, as applicable, shall notify each other promptly of the receipt of any comments, written or oral, from the SEC, the Hong Kong Stock Exchange, or the staff of the SEC or the Hong Kong Stock Exchange and of any request by the SEC, the Hong Kong Stock Exchange or their respective staff for amendments or supplements to the Zeekr Proxy Statement or the Geely EGM Circular or for additional information and each of Zeekr and Geely shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC, the Hong Kong Stock Exchange or their respective staff, on the other hand, with respect to the Zeekr Proxy Statement or the Geely EGM Circular, as applicable, or the Transactions and (ii) all orders of the SEC or the Hong Kong Stock Exchange relating to the Zeekr Proxy Statement or the Geely EGM Circular, as applicable.

(d)            Each of Zeekr and Geely shall upon reasonable request by the other Party furnish to each other all information necessary or desirable in connection with any application or other filing required to be made in connection with any Governmental Consent, or in connection with resolving any investigation or other inquiry by any Governmental Entity with respect to the transactions contemplated by this Agreement, including prompt delivery to the other party of all information concerning such party reasonably required for inclusion in any application or filing required to be made by it or the other parties in connection with Transactions contemplated hereby.

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Section 6.6      Reasonable Best Efforts.

(a)            Subject to the terms and conditions of this Agreement, and subject at all times to each Person’s and its directors’ duty to act in a manner consistent with their fiduciary duties, each of Zeekr and Geely, as applicable, will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, or assist with all things necessary, proper or advisable under applicable Law promptly to consummate the Merger and the other Transactions contemplated by the Transaction Agreements, including preparing, executing, submitting and filing promptly all documentation, and assisting with preparing, executing and filing of the documents, to effect all necessary notices, reports, applications, registrations and other filings and to obtain promptly all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained by it or its Affiliates from any third party and/or Governmental Entity (including (i) with respect to Geely, the Blue Sky Filings and the Geely NDRC Filings, the Geely MOFCOM Filings, and the Geely CSRC Filings, and (ii) with respect to Zeekr, the Zeekr CSRC Reporting) in order to consummate the Merger and the other Transactions contemplated by the Transaction Agreements.

(b)            In furtherance and without limiting the foregoing, Geely shall, subject to Zeekr’s compliance with Section 6.5(d) and Section 6.6(a), (i) make all filings, reporting, registrations and submissions in respect of all Blue Sky Filings and Geely PRC Regulatory Filings as soon as reasonably practicable after the date hereof, (ii) thereafter use reasonable efforts to maintain in full force and effect all such filings, reporting, registrations and submissions in foregoing (i),and (iii) use reasonable efforts to cause all of the Blue Sky Filings and Geely PRC Regulatory Filings to be completed before the Closing.

(c)            From and after the Closing, to the extent any filing, registration or reporting required in connection with the Geely NDRC Filings, the Geely MOFCOM Filings, and the Geely CSRC Filings or the Zeekr CSRC Reporting has not been made or completed prior to the Closing, Geely shall duly and timely make or complete, or shall cause the Surviving Corporation to duly and timely make or complete, as applicable, all such filings, registrations or reporting.

(d)            Notwithstanding the foregoing, nothing contained in this Agreement will require, or be construed to require, Geely or any of their respective Affiliates to, and neither Zeekr nor any of its Subsidiaries shall, proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Geely’s or any of its Affiliates’ (including, after the Effective Time, Zeekr or its Subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or Geely’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Corporation (any of the actions referred to in this Section 6.6(d), a “Non-Required Remedy”).

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(e)            Each of Zeekr and Geely shall promptly inform the other of any material communication with, and any material proposed understanding, undertaking or agreement with, any Governmental Entity or any official, representative or staff thereof regarding any such filings or any such investigations or inquiries. Each of Zeekr and Geely shall promptly inform and consult with the other in advance of any meeting, conference or communication with any Governmental Entity or any official, representative or staff thereof, and to the extent not prohibited by Law or by the applicable Governmental Entity, shall not participate in any substantive meeting (in person or by telephone) with any Governmental Entity or any official, representative or staff thereof in respect of any such filings, investigation or other inquiry without giving the other party prior notice of, and the opportunity to participate in, the meeting to the extent reasonably practicable. Each party shall furnish to the other party copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or any official, representative or staff thereof, on the other hand, with respect to the transactions contemplated by this Agreement and shall permit the other party a reasonable opportunity to review and comment on any such proposed filing, submission, correspondence and communication in advance and shall consider in good faith any such comments reasonably made by the other party. Each party may, as it deems advisable and necessary, reasonably designate sensitive material provided to the other party as “Counsel Only Material” and may reasonably redact the material as necessary to (i) remove commercially or personally sensitive information, (ii) remove references concerning the valuation of a party and its subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (iii) comply with contractual arrangements, (iv) prevent the loss of legal privilege, or (v) comply with applicable Law. Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside and in-house counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information.

Section 6.7      Public Announcements. Each Party will consult with one another Parties before issuing any press release or otherwise making any public statements with respect to the Transactions contemplated by the Transaction Agreements, including the Merger, except with respect to any action taken by the Zeekr Board (acting upon recommendation of the Zeekr Special Committee) or the Zeekr Special Committee, or the Geely Board, pursuant to, and in accordance with, Section 6.1(d), Section 6.1(e) or Section 6.2, as applicable, or as may be required by Law or by any applicable listing agreement with or rules of a securities exchange, as determined by Geely or Zeekr, as the case may be.

Section 6.8      Indemnification; Directors’ and Officers’ Insurance.

(a)            The indemnification, advancement and exculpation provisions of the indemnification agreements by and between Zeekr or any its Subsidiaries, on the one hand, and their respective directors and officers at the Effective Time or at any time prior to the Effective Time (the “Indemnified Parties” ), on the other hand, as in effect at the Effective Time, shall survive for a period of six (6) years from the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the current or former directors or officers of Zeekr or any of its Subsidiaries during such six (6) year-period. The Surviving Corporation and its Subsidiaries shall (and Geely shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of Zeekr and its Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of Zeekr or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all indemnification agreements between Zeekr or any of its Subsidiaries and any Indemnified Party, in each case of (i) and (ii), for a period of six (6) years from the Effective Time. The Articles of Association will contain provisions with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions that are at least as favorable to the directors, officers or employees of Zeekr as those contained in the Zeekr Memorandum and Articles of Association, except to the extent prohibited by the Cayman Companies Act or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law. From and after the Effective Time, any agreement of any Indemnified Party with Zeekr or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms for a period of six (6) years from the Effective Time.

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(b)            Each of Geely and the Surviving Corporation agrees that, from and after the Effective Time, it will indemnify and hold harmless, each Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities that such Indemnified Party may suffer, and shall, pursuant to this Section 6.8(b), provide to each Indemnified Party advancement of expenses incurred, in each case in connection with any Proceedings arising out of, related to, or in connection with (x) such Indemnified Parties’ service as a director or officer of Zeekr or its Subsidiaries or services performed by such Persons at the request of Zeekr or its Subsidiaries at or prior to the Effective Time or (y) any acts or omissions occurring or alleged to occur at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the Transactions contemplated by the Transaction Agreements and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. From and after the Effective Time, Geely shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such Proceedings, such fees, costs and expenses (including reasonable attorney’s fees and disbursements) to be advanced within five (5) Business Days of receipt by Geely from the Indemnified Party of a request therefor; provided that such Indemnified Party delivers an undertaking to the Surviving Corporation, agreeing to repay such advanced fees, costs and expenses if it is determined by a court of competent jurisdiction in a final non-appealable order that such Indemnified Party was not entitled to indemnification with respect to such fees, costs and expense. This Section 6.8(b) shall remain in full force and effect for a period of six (6) years from the Effective Time.

(c)            Geely or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 6.8 (each, a “Claim”) unless there is a conflict of interest between Geely and the Surviving Corporation, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual litigation, claim or proceeding relating to the Transactions contemplated by the Transaction Agreements), but in any event, no such Claim shall be settled or compromised without Geely’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that none of Geely or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Geely, the Surviving Corporation and the Indemnified Parties shall cooperate, at the cost of Geely, in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

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(d)            At or prior to the Closing, Zeekr shall purchase and fully pay for a non-cancellable extension of the directors’ and officers’ liability coverage of Zeekr and its Subsidiaries’ existing fiduciary liability insurance policies for the benefit of those Persons who are covered by such policies at the Effective Time, which shall (i) be for a claims reporting or discovery period of at least six (6) years after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, and (ii) be from Zeekr’s current insurance carrier with respect to such coverage (or Zeekr may substitute therefor policies of at least the same coverage with respect to matters existing or occurring prior to the Effective Time containing terms, conditions, retentions and limits of liability which are not less advantageous to any beneficiary thereof, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance); provided that in no event shall Zeekr be required to expend pursuant to this Section 6.8(d) more than an amount per year equal to 300% of annual premiums for Zeekr directors’ and officers’ liability insurance existing as of the date of this Agreement , and if the cost of such insurance policy exceeds such amount, then Zeekr shall, at or prior to the Closing, obtain and fully pay for a policy with the greatest coverage for a cost not exceeding such amount.

(e)            If Geely or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Geely or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.8.

(f)            The agreements and covenants contained in this Section 6.8 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of Zeekr or any of its Subsidiaries (or equivalent constitutional documents), any agreement between an Indemnified Party and Zeekr or any of its Subsidiaries, or under applicable Law, or otherwise. The provisions of this Section 6.8 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.8. The obligations of Geely and the Surviving Company under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

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(g)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to Zeekr or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under any such policies.

Section 6.9      Notification of Certain Matters. Each of Zeekr and Geely shall, upon obtaining knowledge of any of the following, give prompt notice to the others of (i) any notice or other communication from any Governmental Entity in connection with the Merger, (ii) any Proceedings commenced or (to such Party’s knowledge) threatened against any of Zeekr, Geely or Merger Sub or any of their respective Subsidiaries, as the case may be, which, in each case, in connection with arising from or otherwise relating to the Transactions, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Transactions contemplated by the Transaction Agreements, or (iv) any event or occurrence that has a Zeekr Material Adverse Effect or a Geely Material Adverse Effect with respect to Zeekr or Geely, as the case may be; provided, however, that the delivery of any notice pursuant to this Section 6.9 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the Person receiving such notice.

Section 6.10      Fees and Expenses. Subject to Section 2.4(c)(i), Section 8.5(b), Section 8.5(c), Section 8.5(d), or Section 8.5(i), whether or not the Merger is consummated, all Expenses (as hereinafter defined) incurred in connection with this Agreement, and the Transactions contemplated by the Transaction Agreements shall be paid by the Person incurring such Expenses. As used in this Agreement, “Expenses” includes all reasonable and documented out-of-pocket expenses (including all filing costs and reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Person and its Affiliates) incurred by a Person or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions contemplated by the Transaction Agreements, including the solicitation of shareholder approvals and all other matters related to the Transactions contemplated by the Transaction Agreements. At or prior to the Closing, Zeekr shall pay, or cause to be paid, all of its Expenses that have been incurred as of the Closing.

Section 6.11      Delisting of Stock. Geely and Zeekr shall use reasonable best efforts to cause the delisting of Zeekr Shares from the New York Stock Exchange and the deregistration of the Zeekr Shares under the Exchange Act as promptly as practicable after the Effective Time in compliance with applicable Law.

Section 6.12      Anti-Takeover Statutes. If any “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) is or may become applicable to the Merger or the other Transactions contemplated by the Transaction Agreements, each of Geely and Zeekr shall use their respective reasonable best efforts to take such actions as are necessary so that the Transactions contemplated by the Transaction Agreements may be consummated as promptly as practicable on the terms contemplated by the Transaction Agreements and otherwise act to eliminate or lawfully minimize the effects of any Takeover Statute on the Merger or the other Transactions contemplated by the Transaction Agreements.

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Section 6.13      Certain Exemptions. Geely shall take, or cause to be taken, all actions that are reasonably necessary on its part in order for the Transactions to satisfy each of the conditions and requirements set forth in 17 CFR §230.802(a) and (b). Zeekr shall take, or cause to be taken, all actions that are reasonably necessary on its part in order for the Transactions to satisfy each of the conditions and requirements set forth in 17 CFR §230.802(a)(3) and 17 CFR §230.802(b).

Section 6.14      Resignations. To the extent requested by Geely in writing at least ten (10) Business Days prior to the Closing, on the Closing Date, Zeekr shall cause to be delivered to Geely duly signed resignations, effective as of the Effective Time, of the directors and officers (if required) of Zeekr and its Subsidiaries as requested by Geely.

Section 6.15      Participation in Litigation.

(a)            Prior to the Effective Time, each of Zeekr and Geely shall give prompt notice to the other Parties of any Proceedings commenced or, to Zeekr’s or Geely’s knowledge, as applicable, threatened against Geely, Zeekr or their respective directors or officers that relate to this Agreement, the Merger or the other Transactions contemplated by the Transaction Agreements.

(b)            Zeekr shall give Geely and Geely shall give Zeekr the opportunity to participate in the defense or settlement of any such Proceedings, and no such Proceedings shall be settled or compromised without such other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.16      Tax Treatment. For United States federal income Tax purposes, the Parties intend that the Merger be treated as a reorganization within the meaning of Section 368(a) of the Code (and that this Agreement shall be adopted as a “plan of reorganization” within the meaning of U.S. Treasury Regulations Sections 1.368-2(g) and 1.368-3(a)), and the Parties shall use reasonable best efforts to cause the Merger to qualify for such treatment.

Article VII.
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1      Conditions to Each Party’s Obligations to Effect the Merger. The obligation of each of Zeekr, Geely and Merger Sub to consummate the Transactions contemplated by the Transaction Agreements is subject to the fulfillment at or prior to Closing of each of the following conditions, provided that any or all of the conditions set forth in Section 7.1 may be waived, in whole or in part, in an instrument in writing signed on behalf of each of Zeekr and Geely, to the extent permitted by applicable Law:

(a)            The Required Zeekr Vote shall have been obtained.

(b)            The Required Geely Vote shall have been obtained.

(c)            The Hong Kong Stock Exchange shall have approved listing of and permitted the dealing in, the Geely Shares issuable as Merger Consideration pursuant to this Agreement, and such approval and permission (the “Hong Kong Stock Exchange Approval”) have not been revoked or withdrawn.

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(d)            The Geely PRC Regulatory Filings shall have been completed and remain in full force and effect.

(e)            The Blue Sky Filings that are required to be completed before Closing shall have been completed and remain in full force and effect.

(f)            No Governmental Entity of competent jurisdiction shall have, after the date hereof, enacted, issued, promulgated, enforced or entered any final and non-appealable order, judgment, writ, injunction, decree, decision, ruling, verdict which (i) is in effect and (ii) permanently enjoins or prohibits the consummation of the Transactions contemplated by the Transaction Agreements, or imposes a Non-Required Remedy.

Section 7.2      Conditions to the Obligations of Geely and Merger Sub. The obligation of each of Geely and Merger Sub to consummate the Transactions contemplated by the Transaction Agreements is subject to the fulfillment at or prior to Closing of each of the following additional conditions, any or all of which may be waived, in whole or in part, in an instrument in writing signed on behalf of Geely, to the extent permitted by applicable Law:

(a)            The representations and warranties of Zeekr (i) set forth in the first sentence of Section 3.1(a), Section 3.2(a), Section 3.3 and Section 3.20 shall be true and correct in all respects save for de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, only as of the specified date), and (ii) set forth in this Agreement (other than those Sections specifically identified in clause (i)), shall be true and correct interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Zeekr Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, would not have a Zeekr Material Adverse Effect, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be so true and correct as the case may be, only as of the specified date).

(b)            Zeekr shall have performed or complied in all material respects with all material covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c)            Since the date of this Agreement, there shall not have been any Zeekr Material Adverse Effect that is continuing.

(d)            Zeekr shall have delivered to Geely a certificate, dated as of the Effective Time, signed by an executive officer of Zeekr, certifying as to the fulfillment of the conditions specified in Section 7.2(a) to Section 7.2(c) above.

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Section 7.3      Conditions to the Obligations of Zeekr. The obligation of Zeekr to consummate the Transactions contemplated by the Transaction Agreements is subject to the fulfillment at or prior to Closing of each of the following conditions, any or all of which may be waived, in whole or in part, in an instrument in writing signed on behalf of Zeekr, to the extent permitted by applicable Law:

(a)            The representations and warranties of Geely and Merger Sub (i) set forth in the first sentence of Section 4.1(a), Section 4.2(a), Section 4.3 and Section 4.20 shall be true and correct in all respects save for de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, only as of the specified date), and (ii) set forth in this Agreement (other than those Sections specifically identified in clause (i)), shall be true and correct interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Geely Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, would not have a Geely Material Adverse Effect, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be so true and correct only as of the specified date).

(b)            Geely and Merger Sub shall have performed or complied in all material respects with all material covenants and agreements contained herein required to be performed or complied with by it prior to or at the time of the Closing.

(c)            Since the date of this Agreement, there shall not have been any Geely Material Adverse Effect that is continuing.

(d)            Geely shall have delivered to Zeekr a certificate, dated as of the Effective Time, signed by a designated director of Geely and a designated director of Merger Sub, certifying as to the fulfillment of the conditions specified in Section 7.3(a) to Section 7.3(c).

Section 7.4      Frustration of Closing Conditions. None of the Parties may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure were caused by such Party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

Article VIII.
TERMINATION; AMENDMENT; WAIVER

Section 8.1      Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Zeekr Vote, by mutual written consent of Zeekr (acting upon the recommendation of the Zeekr Special Committee) and Geely.

Section 8.2      Termination by Geely or Zeekr. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Geely or Zeekr (acting upon the recommendation of the Zeekr Special Committee) if:

(a)            the Merger shall not have been consummated by the Outside Date; provided, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a Party if the failure of the Merger to have been consummated on or before the Outside Date was primarily due to the breach or failure of such Party to perform in a material respect any of its obligations under this Agreement. For purposes of this Agreement, “Outside Date” means December 31, 2025, or such later date as may be mutually agreed by Zeekr and Geely, provided, that if, as of such date, all of the conditions set forth in Article VII have been satisfied (other than those conditions that by their nature are only capable of being satisfied at Closing, each of which was at the time of termination capable of being satisfied as if such time were Closing) or duly waived by the Party or Parties entitled to the benefit of such condition, except for one or more of the conditions set forth in Section 7.1(c), Section 7.1(d), or Section 7.1(e), then the Outside Date shall, without further action of the Parties, mean the date that is the 90th day after December 31, 2025;

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(b)            any order, judgment, writ, injunction, decree, decision, ruling, verdict having the effect set forth in Section 7.1(f) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to a Party if the issuance of such final, non-appealable order, judgment, writ, injunction, decree, decision, ruling, verdict was primarily due to the breach or failure of such Party to perform in a material respect any of its obligations under this Agreement;

(c)            the Required Zeekr Vote is not obtained at the Zeekr Shareholders Meeting, provided that a Party shall not be entitled to terminate this Agreement pursuant to this Section 8.2(c) if such Party’s breach of this Agreement shall have resulted in the Required Zeekr Vote to not be obtained at the Zeekr Shareholders Meeting; or

(d)            the Required Geely Vote is not obtained at the Geely Shareholders Meeting, provided that a Party shall not be entitled to terminate this Agreement pursuant to this Section 8.2(d) if such Party’s breach of this Agreement shall have resulted in the Required Geely Vote to not be obtained at the Geely Shareholders Meeting.

Section 8.3      Termination by Geely. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Geely if:

(a)            the representations and warranties of Zeekr shall not be true and correct or Zeekr shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within thirty (30) days following receipt by Zeekr of written notice of such breach or failure to perform from Geely stating Geely’s intention, as applicable, to terminate this Agreement pursuant to this Section 8.3 and the basis for such termination (or, if earlier, the Outside Date); provided, that Geely shall not have the right to terminate this Agreement pursuant to this Section 8.3 if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.1 or Section 7.3, not being satisfied; or

(b)            (i) all of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are only capable of being satisfied at Closing, each of which was at the time of termination capable of being satisfied as if such time were Closing) have been satisfied, (ii) Geely has confirmed by notice to Zeekr that all conditions set forth in Section 7.2 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.2 and (iii) Zeekr fails to consummate the Merger within three (3) Business Days following the date the Closing should have occurred pursuant to Section 1.3.

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Section 8.4      Termination by Zeekr. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Zeekr (acting upon the recommendation of the Zeekr Special Committee) if:

(a)            the representations and warranties of Geely or Merger Sub shall not be true and correct or Geely or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 and (ii) cannot be cured by the Outside Date, or if capable of being cured, shall not have been cured within thirty (30) days following receipt by Geely and Merger Sub of written notice of such breach or failure to perform from Zeekr stating Zeekr’s intention to terminate this Agreement pursuant to this Section 8.4(a) and the basis for such termination (or, if earlier, the Outside Date); provided, that Zeekr shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any condition to Closing set forth in Section 7.1 or Section 7.2 not being satisfied; or

(b)            if (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are only capable of being satisfied at Closing, each of which was at the time of termination capable of being satisfied as if such time were Closing) have been satisfied, (ii) Zeekr has confirmed by notice to Geely that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (iii) Geely or Merger Sub fail to consummate the Merger within three (3) Business Days following the date the Closing should have occurred pursuant to Section 1.3.

Section 8.5      Effect of Termination and Abandonment.

(a)            In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, written notice thereof shall be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and of no effect with no liability on the part of any Party hereto; provided, however, that (i) Section 2.2(j), Section 6.7, Section 6.10, this Section 8.5 and Article IX (in each case, subject to the terms thereof) shall remain in full force and effect and survive termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for fraud.

(b)            If (i) this Agreement is terminated by either Geely or Zeekr pursuant to Section 8.2(a) and (ii) at the time of the termination, all of the conditions set forth in Article VII have been satisfied (other than those conditions that by their nature are only capable of being satisfied at Closing, each of which was at the time of termination capable of being satisfied as if such time were Closing) or duly waived by the Party or Parties entitled to the benefit of such condition, except for one or more of the conditions set forth in Section 7.1(c), Section 7.1(d), and Section 7.1(e)), then Geely shall pay Zeekr the Geely Reimbursement Amount in cash in same day funds as promptly as possible (but in any event within two (2) Business Days) after Zeekr has, following such termination, notified Geely of the Geely Reimbursement Amount (including Zeekr’s calculations thereof and reasonable supporting materials therefor).

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(c)            If (i) this Agreement is terminated by either Geely or Zeekr (A) pursuant to Section 8.2(a) and the Required Zeekr Vote is not obtained at least twenty-one (21) days prior to the Outside Date, or (B) pursuant to Section 8.2(c), and (ii) Zeekr is not at such time entitled to terminate this Agreement pursuant to Section 8.4, then Zeekr shall pay Geely the Zeekr Reimbursement Amount in cash in same day funds as promptly as possible (but in any event within two (2) Business Days) after Geely has, following such termination, notified Zeekr of the Zeekr Reimbursement Amount (including Geely’s calculations thereof and reasonable supporting materials therefor).

(d)            If (i) this Agreement is terminated by either Geely or Zeekr (A) pursuant to Section 8.2(a) and the Required Geely Vote is not obtained on or prior to the Outside Date, or (B) pursuant to Section 8.2(d), and (ii) Geely is not at such time entitled to termination this Agreement pursuant to Section 8.3, then, (x) if as of the time of such termination, the Geely Board has effected a Geely Change of Recommendation, then Geely shall pay Zeekr the Geely Termination Fee in cash in same day funds as promptly as possible (but in any event within two (2) Business Days) after such termination, or (y) if as of the time of such termination, the Geely Board has not effected a Geely Change of Recommendation, Geely shall pay Zeekr the Geely Reimbursement Amount in cash in same day funds as promptly as possible (but in any event within two (2) Business Days) after Zeekr has, following such termination, notified Geely of the Geely Reimbursement Amount (including Zeekr’s calculations thereof and reasonable supporting materials therefor).

(e)            If this Agreement is terminated by Geely pursuant to Section 8.3, Zeekr shall pay, or cause to be paid, to Geely the Zeekr Termination Fee in cash in same day funds as promptly as possible (but in any event within two (2) Business Days) after such termination.

(f)            If this Agreement is terminated by Zeekr pursuant to Section 8.4, Geely shall pay, or cause to be paid, to Zeekr the Geely Termination Fee in cash in same day funds as promptly as possible (but in any event within two (2) Business Days) after such termination.

(g)            (i) Subject to Section 8.5(i) and Section 9.10, Geely’s receipt of the Zeekr Termination Fee or the Zeekr Reimbursement Amount, as applicable, from Zeekr pursuant to this Section 8.5 shall be the sole and exclusive remedy of Geely and Merger Sub against Zeekr for any loss suffered as a result of, relating to or in connection with any breach of any representation, warranty, covenant or agreement in this Agreement, the termination hereof, or the failure of the Merger to be consummated, and upon payment of such amount, Zeekr shall not have any further liability or obligation as a result of, relating to or in connection with this Agreement or the Transactions contemplated by the Transaction Agreements and, (ii) subject to Section 8.5(i) and Section 9.10, Zeekr’s receipt of the Geely Termination Fee or the Geely Reimbursement Amount, as applicable, from Geely pursuant to Section 8.5 shall be the sole and exclusive remedy of Zeekr against Geely and the Merger Sub for any loss suffered as a result of, relating to or in connection with any breach of any representation, warranty, covenant or agreement in this Agreement, the termination hereof or the failure of the Merger to be consummated, and upon payment of such amount, neither Geely nor Merger Sub shall have any further liability or obligation as a result of, relating to or in connection with this Agreement or the Transactions contemplated by the Transaction Agreements. For the avoidance of doubt, subject to Section 8.5(i), (A) (x) under no circumstances will Geely be entitled to monetary damages in excess of the amount of the Zeekr Termination Fee or the Zeekr Reimbursement Amount, as applicable (y) in no event shall Geely be entitled to more than one payment of the Zeekr Termination Fee or more than one payment of the Zeekr Reimbursement Amount, and (z) if Geely receives the Zeekr Termination Fee, then Geely will not be entitled to also receive the Zeekr Reimbursement Amount (and vice versa), and upon payment of any Zeekr Termination Fee, any Zeekr Reimbursement Amount previously paid by Zeekr shall be credited against the amount of the Zeekr Termination Fee (and vice versa); and (B) (x) under no circumstances will Zeekr be entitled to monetary damages in excess of the amount of the Geely Termination Fee or the Geely Reimbursement Amount, as applicable, (y) in no event shall the Zeekr be entitled to receive more than one payment of the Geely Termination Fee or more than one payment of the Geely Reimbursement Amount and (z) if Zeekr receives the Geely Termination Fee, then Zeekr will not be entitled to also receive the Geely Reimbursement Amount (and vice versa), and upon payment of any Geely Termination Fee, any Geely Reimbursement Amount previously paid by Geely shall be credited against the amount of the Geely Termination Fee (and vice versa).

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(h)            The Parties expressly acknowledge and agree that, with respect to any termination of this Agreement under circumstances in which the Geely Termination Fee, Geely Reimbursement Amount, Zeekr Termination Fee or Zeekr Reimbursement Amount, as the case may be, is payable pursuant to this Section 8.5, payment of the Geely Termination Fee, Geely Reimbursement Amount, Zeekr Termination Fee or Zeekr Reimbursement Amount, as applicable, as required hereunder, shall constitute liquidated damages with respect to any claim for damages or any other claim which Zeekr or Geely (or Merger Sub), as the case may be, would otherwise be entitled to assert against the other Parties as a result of, relating to or in connection with such termination (and the related breach) of this Agreement. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages as a result of, relating to or in connection with any such termination (and the related breach) of this Agreement under circumstances in which the Geely Termination Fee, Geely Reimbursement Amount, Zeekr Termination Fee or Zeekr Reimbursement Amount is payable pursuant to this Section 8.5, the right to such payment (A) constitutes a reasonable estimate of the damages that will be suffered as a result of, relating to or in connection with any such termination (and the related breach) of this Agreement, and (B) shall be in full and complete satisfaction of any and all damages as a result of, relating to or in connection with of any such termination (and the related breach) of this Agreement.

(i)            Each of the Parties acknowledges that the agreements contained in this Section 8.5 are an integral part of the Transactions, and that, without these agreements, the other parties would not have entered into this Agreement; accordingly, if Zeekr or Geely, as the case may be, fails to promptly pay the amount due pursuant to this Section 8.5, and, in order to obtain such payment, Geely or Zeekr, as the case may be, commences a suit which results in a judgment against another party or parties for amounts set forth in this Section 8.5, such paying party shall pay the other Party, as applicable, its reasonable and documented costs and expenses (including attorneys’ fees) in connection with such suit.

Article IX.
MISCELLANEOUS

Section 9.1      Non-survival of Representations and Warranties. The representations, warranties, covenants and agreements in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.1 shall not limit any covenant or agreement of the Parties hereto which by its terms contemplates performance after the Effective Time or are to survive termination of this Agreement.

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Section 9.2      Entire Agreement; Assignment. This Agreement (including the Zeekr Disclosure Letter, the Geely Disclosure Letter and the other exhibits and annexes thereto) constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any Wholly Owned Geely Subsidiary, but no such assignment shall relieve Geely or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.3      Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given when delivered in person, or by electronic mail when no error message is generated, or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Geely or to Merger Sub, to:

Geely Automobile Holdings Limited

Attention: the Board of Directors c/o Company Secretary

Facsimile: [REDACTED]

Email: [REDACTED]

and

Keystone Mergersub Limited

Attention: the Board of Directors c/o Company Secretary

Facsimile: [REDACTED]

Email: [REDACTED]

if to Zeekr, to:

ZEEKR Intelligent Technology Holding Limited

Attention: [REDACTED]

Facsimile: [REDACTED]

Email: [REDACTED]

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Section 9.4      Governing Law. This Agreement and any dispute, controversy or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to its conflicts of laws rules that would mandate the application of the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub and Zeekr in the Surviving Corporation, the cancellation of the Zeekr Shares, the rights provided for in Section 238 of the Cayman Companies Act and the application of Section 239 of the Cayman Companies Act with respect to any Dissenting Shares and Purported Dissenting Shares (as the case may be), the fiduciary or other duties of the Zeekr Board, the Geely Board and the directors of Merger Sub and the internal corporate affairs of Zeekr, Geely and Merger Sub.

Section 9.5      Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) shall be finally settled by arbitration. The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”). The number of arbitrators shall be three (3). One arbitrator shall be appointed by the Zeekr, and one arbitrator shall be appointed by the Geely. The third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the arbitrators appointed by the first two Parties. Any arbitrator that is not so appointed shall instead be appointed in accordance with the HKIAC Rules. The language to be used in the arbitration proceedings shall be English. The award of the arbitral tribunal shall be final, conclusive and binding upon the Parties. Judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.

Section 9.6      Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.7      Third Party Beneficiaries. Except (i) as expressly set forth in Section 6.8 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons), and (ii) the Parties’ respective Representatives and Non-recourse Persons are intended third-party beneficiaries of, and may enforce, Section 2.2(h), Section 2.8, Section 3.21, Section 4.22 and Section 9.8, as applicable, this Agreement shall be binding upon and inure solely to the benefit of Geely, Merger Sub, Zeekr and their successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.8      Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the Persons that are expressly identified as Parties hereto and none of Geely’s Non-recourse Persons (other than Geely or Merger Sub) and Zeekr’s Non-recourse Persons (other than Zeekr) shall have any liability for any obligations hereunder or liabilities or for any Action (whether in tort, contract or otherwise), in each case, based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of a Party against the other Parties hereto, (i) Zeekr shall not, and shall cause its Affiliates not to, seek to enforce this Agreement against, commence any Actions for breach of this Agreement against, or seek to recover monetary damages from, any of Geely’s Non-recourse Persons (other than Geely or Merger Sub), and (ii) Geely and Merger Sub shall not, and shall cause their respective Affiliates not to, seek to enforce this Agreement against, commence any Actions for breach of this Agreement against, or seek to recover monetary damages from, any of Zeekr’s Non-recourse Persons (other than Zeekr).

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Section 9.9      Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (b) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (c) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.10      Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed by Geely, Merger Sub or Zeekr, as applicable, in accordance with their specific terms or were otherwise breached by Geely, Merger Sub or Zeekr, as applicable. It is accordingly agreed that each of Geely, Merger Sub and Zeekr shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy, this, except as otherwise provided in this Agreement, being in addition to any other remedy to which they are entitled at Law or in equity. None of Geely, Merger Sub or Zeekr shall be required to provide any bond or other security in connection with an injunction or injunctions sought in accordance with this Agreement to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Notwithstanding anything herein to the contrary, while Geely and Merger Sub may pursue both a grant of specific performance and the payment of the Zeekr Reimbursement Amount pursuant to Section 8.5(c) or the Zeekr Termination Fee pursuant to Section 8.5(e), or Zeekr may pursue both a grant of specific performance and the payment of the Geely Reimbursement Amount pursuant to Section 8.5(b) or Section 8.5(d) or the Geely Termination Fee pursuant to Section 8.5(d) or Section 8.5(f), under no circumstances shall Geely and Merger Sub, on the one hand, or Zeekr, on the other hand, be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Zeekr Termination Fee, Zeekr Reimbursement Amount, Geely Termination Fee or Geely Reimbursement Amount, as applicable.

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Section 9.11      Amendment. Subject to applicable Law, this Agreement may be amended by action taken (a) in the case of Geely and Merger Sub, by or on behalf of Geely or Merger Sub, as applicable, and (b) in the case of the Zeekr, by or on behalf of the Zeekr Special Committee, or by the Zeekr Board acting upon the recommendation of the Zeekr Special Committee, at any time prior to the Effective Time, but after any approval of the Merger by the Required Zeekr Vote or the Required Geely Vote no amendment shall be made which requires the approval of the Zeekr Shareholders or the Geely Shareholders under applicable Law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the Parties.

Section 9.12      Extension; Waiver. At any time prior to the Effective Time, any Party may by action taken (a) with respect to Geely and Merger Sub, by or on behalf of Geely or Merger Sub, as applicable, and (b) with respect to the Zeekr, by action taken by or on behalf of the Zeekr Board (acting at the recommendation of the Zeekr Special Committee), (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.13      Interpretation.

(a)            The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b)            The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

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(c)            For all purposes of this Agreement, (i) any failure of Geely Board to comply with its obligations under Section 6.2(a) or Section 6.4(b) shall be deemed a breach by Geely of this Agreement and (ii) any failure of Zeekr Board (acting upon recommendation of the Zeekr Special Committee) or the Zeekr Special Committee to comply with its obligations under Section 6.1(b) or Section 6.3(c) shall be deemed a breach by Zeekr of this Agreement.

Section 9.14      Certain Definitions.

(a)            “Action” means any demand, action, suit, claim, arbitration, proceeding, investigation, audit or review by or before any Governmental Entity or before any arbitration or mediation tribunal.

(b)            “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person; provided that, unless otherwise expressly provided in this Agreement, (x) Zeekr’s Affiliates shall mean any Person controlled by Zeekr, (y) Geely’s Affiliates shall exclude Zeekr and Zeekr’s Affiliates; and (z) Merger Sub’s Affiliates shall exclude Zeekr and Zeekr’s Affiliates.

(c)            “Blue Sky Filings” means, collectively, such filings as required under state securities or blue sky Laws in the States of Minnesota, Nevada, New Hampshire, New York, Oklahoma, Rhode Island and Utah in the United States of America to be completed by Geely in order for the issuance of Geely Shares pursuant to the terms of this Agreement to Persons in such states to be exempted from the registration requirements under state securities or blue sky Laws of such states.

(d)            “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York city, New York, the Cayman Islands, Hong Kong or Shanghai, China.

(e)            “Code” means the United States Internal Revenue Code of 1986, as amended.

(f)            “CSRC Filing Rules” means the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (《境内企业境外发行证券和上市管理试行办法》) and five supporting guidelines issued by the Securities Regulatory Commission of the PRC (effective from 31 March 2023), as amended, supplemented or otherwise modified from time to time, or any replacement or successor Law thereof.

(g)            “DTC” means The Depository Trust Company.

(h)            “EHS Consents” means any permits, licenses, consents, certificates, registrations, approvals, notifications waivers, exemptions, allowances, credits or other authorizations relating to EHS Matters and required by or under any EHS Laws for the business operation or the use of, or any activities or operations carried out at, the relevant premises.

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(i)            “EHS Laws” means all applicable laws, statutes, regulations, statutory guidance notes, by-laws, codes (including codes of practice), regulations, decrees, orders and any final and binding court, tribunal or other official decision of any relevant Governmental Entity in any jurisdiction, insofar as they relate or apply to EHS Matters from time to time.

(j)            “EHS Matters” means matters relating to human health, safety and welfare, the Environment, the use or exploitation of any environmental or natural resources and/or any Hazardous Substances.

(k)            “Election Deadline” means 5:00 p.m., local time (in the city in which the principal office of the Exchange Agent is located) on a Business Day which is no earlier than the fifteenth (15th) Business Day after the Election Form Mailing Date, and no later than the tenth (10th) Business Day prior to the anticipated Closing Date, as determined by Geely in good faith and notified to Zeekr.

(l)            “Environment” means all or any of the following media (alone or in combination): air (including the air within buildings or other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); soil and land (including buildings) and any ecological systems and living organisms supported by these media (including, for the avoidance of doubt, man).

(m)            “Exchange Agent” means Computershare Trust Company, N.A. or, in the event that Computershare Trust Company, N.A. is unable or unwilling to act as such, another commercial bank, trust or other exchange agent firm appointed by Geely that is reasonably acceptable by Zeekr (acting upon the recommendation of the Zeekr Special Committee).

(n)            “Geely 2012 Option Scheme” means the share option scheme adopted by Geely on May 18, 2012.

(o)            “Geely 2023 Share Option Scheme” means the share option scheme adopted by Geely on April 28, 2023.

(p)            “Geely CSRC Filing” means any and all letters, filings, correspondences, communications, documents, responses, undertakings and submissions, including any amendments, supplements and/or modifications thereof, required to be made to the Securities Regulatory Commission of the PRC or its successor by Geely or its Affiliates pursuant to the CSRC Filing Rules relating to or in connection with the Geely Share Issuance.

(q)            “Geely Employees” means the current, former, or retired employees, officers, consultants, independent contractors providing individual services or directors of Geely or any Subsidiary of Geely, excluding Zeekr Employees.

(r)            “Geely Financial Advisor” means Citigroup Global Markets Asia Limited.

(s)            “Geely Independent Financial Advisor” means Ballas Capital Limited.

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(t)            “Geely Intellectual Property” means Geely Owned Intellectual Property and Geely Licensed Intellectual Property.

(u)            “Geely Intervening Event” means a material development or change in circumstances that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operation of Geely and its Subsidiaries, taken as a whole has occurred or arisen or first become known to the Geely Board after the date of this Agreement that was neither known to the Geely Board nor reasonably foreseeable to the Geely Board as of the date of this Agreement.

(v)            “Geely IP Agreements” means all (i) licenses of Intellectual Property to Geely and its Subsidiaries, (ii) licenses of Intellectual Property by Geely or any of its Subsidiaries to third parties and (iii) agreements restricting the right of Geely or its Subsidiaries, or pursuant to which Geely or its Subsidiaries permit other Persons, to use or register Intellectual Property.

(w)            “Geely Licensed Intellectual Property” means all Intellectual Property owned by third parties and licensed to Geely and any of its Subsidiaries pursuant to Geely IP Agreements and material to the business of Geely and its Subsidiaries (taken as a whole) as conducted as of the date of this Agreement.

(x)            “Geely Material Adverse Effect” means a Material Adverse Effect with respect to Geely.

(y)            “Geely MOFCOM Filings” means any MOFCOM Filings which are required to be made by Geely or its Affiliates for the consummation of the Transactions by Geely and the Merger Sub as the acquiror of Zeekr Shares and Zeekr ADSs pursuant to the terms of this Agreement (excluding, for the avoidance of doubt, any filings, permits, authorizations, consents or approvals to the extent required to be made by or on behalf of any Zeekr Shareholder or Zeekr ADS holder (or their respective Affiliates) in connection with such Zeekr Shareholder’s or Zeekr ADS holder’s receipt of the applicable Merger Consideration pursuant to the terms of this Agreement).

(z)            “Geely NDRC Filings” means any NDRC Filings which are required to be made by Geely or its Affiliates for the consummation of the Transactions by Geely and the Merger Sub as the acquiror of Zeekr Shares and Zeekr ADSs pursuant to the terms of this Agreement (excluding, for the avoidance of doubt, any filings, permits, authorizations, consents and approvals to the extent required to be made by or on behalf of any Zeekr Shareholder or Zeekr ADS holder (or their respective Affiliates) in connection with such Zeekr Shareholder’s or Zeekr ADS holder’s receipt of the applicable Merger Consideration pursuant to the terms of this Agreement).

(aa)           “Geely PRC Regulatory Filings” means, collectively, the Geely NDRC Filings and the Geely MOFCOM Filings to the extent required to be completed before Closing.

(bb)           “Geely Option” means an option to purchase Geely Shares granted under the Geely 2012 Option Scheme and/or the Geely 2023 Share Option Scheme.

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(cc)            “Geely Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Geely or its Subsidiaries material to the core business of Geely and its Subsidiaries (taken as a whole) as conducted as of the date of this Agreement.

(dd)           “Geely Reimbursement Amount” means the Reimbursement Amount with respect to Geely.

(ee)            “Geely Share Award” means an award of Geely Shares granted pursuant to the Geely Share Award Scheme.

(ff)             “Geely Share Award Scheme” means the share award scheme of Geely, adopted by Geely on August 30, 2021, as amended on April 28, 2023.

(gg)           “Geely Share Incentive Plans” means, collectively, the Geely 2012 Option Scheme, Geely 2023 Share Option Scheme and Geely Share Award Scheme.

(hh)           “Geely Share Issuance” means the issuance by Geely of the Geely Shares constituting the Merger Consideration pursuant to the terms of this Agreement.

(ii)              “Geely Shareholders Meeting” the meeting of the holders of Geely Shares for the purpose of seeking the Required Geely Vote, including any adjournment or postponement thereof, or any other occasion where a vote, consent or other approval (including by written consent) of the Geely Shareholders is sought.

(jj)              “Geely Software” means all Software owned by, under obligation of assignment to, or purported to be owned by any of Geely or its Subsidiaries.

(kk)            “Geely Termination Fee” means US$137,667,264.

(ll)              “Governmental Consent” means all notices, reports and other filings required to be made at or prior to the Effective Time by Zeekr or Geely or any of their respective Affiliates with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained at or prior to the Effective Time by Zeekr or Geely or any of their respective Affiliates from, any Governmental Entity pertaining to the Merger and the other Transactions contemplated by the Transaction Agreements.

(mm)          “Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or otherwise and whether alone or in combination with any other material or substance) which is capable of causing harm or damage to the Environment or a nuisance to any person.

(nn)           “Hong Kong Non-Professional Investor” means any person (x)(i) whose address as shown on Zeekr’s register of members maintained by Zeekr or the register of ADS holders maintained by the Depositary or any direct or indirect participant in the DTC system with respect to the Zeekr ADSs is an address in Hong Kong; or (ii) whose primary residential address (in the case of a corporation, its registered address) is an address in Hong Kong; and (y) does not qualify as a professional investor pursuant to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder.

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(oo)           “Hong Kong Share Registrar” means Geely’s Hong Kong share registrar and transfer office, Union Registrars Limited, at Suites 3301-04, 33/F., Two Chinachem Exchange Square, 338 King’s Road, North Point, Hong Kong.

(pp)           “Hong Kong Stock Exchange” means The Stock Exchange of Hong Kong Limited.

(qq)           “Intellectual Property” means in any and all jurisdictions worldwide, all (i) patents, statutory invention registrations and invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, logos and other identifiers of source, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship (including Software) and copyrights, and (iv) registrations, applications, and renewals for any of the foregoing in (i)-(iii).

(rr)             “IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

(ss)            “know” or “knowledge” means, with respect to any Party, the knowledge of such Party’s executive officers after due inquiry, including inquiry of such Party’s counsel and other officers or employees of such Party responsible for the relevant matter.

(tt)             “Law” means any United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law, permits and orders of any Governmental Entity.

(uu)           “Lien” means, with respect to any asset (including any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

(vv)           “Listing Rules” means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange as current for the time being and as amended from time to time.

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(ww)           “Material Adverse Effect” means, when used with respect to any Person, any change, condition, circumstance, effect, event, development or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders such Person’s ability to consummate the Transactions contemplated by the Transaction Agreements, including the Merger, on or before the Outside Date; provided, however, that any adverse changes, conditions, circumstances, effects, events, developments or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, conditions, effects, events or occurrences generally affecting the economy, the financial, currency, credit or capital markets (including changes in interest or exchange rates), international trade (including changes in tariff rates or tariff schemes and impositions of embargo or trade quota or other restrictions on international trade), or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the announcement or pendency of this Agreement or the Transactions contemplated by the Transaction Agreements or, except specifically for purposes of determining whether there is a breach of the representations and warranties made by the applicable parties in Section 3.7(b) and Section 4.7(b) and the satisfaction of the closing conditions set forth in Section 7.2(a) and Section 7.3(a) with respect to such representations and warranties, the performance of this Agreement; (iii) any change in the market price or trading volume of the limited partner interests, shares of common stock or other equity securities of such Person (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, such Person or its Subsidiaries operate, including the engagement by the any countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon another country, or any territories, possessions, or diplomatic or consular offices of another country or upon such other country’s military installations, equipment or personnel; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disasters, epidemic, disease outbreak, pandemic (including the COVID-19 pandemic (or any mutation or variation of the underlying virus thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure events; (vi) changes in any applicable Laws or regulations applicable to such Person or applicable accounting regulations or principles or the interpretation thereof; (vii) any Proceedings commenced by or involving any current or former member, partner or stockholder of such Person or any of its Subsidiaries arising out of or related to this Agreement or the Transactions contemplated by the Transaction Agreements; (viii) any failure of a Person to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (ix) with respect to Zeekr, any action taken (or omitted to be taken) at the written request or with the written consent of Geely or Merger Sub, or, with respect to Geely, any action taken (or omitted to be taken) at the written request or with the written consent of Zeekr, and (x) any action taken (or not taken) by such Party that is required to be taken (or not taken) pursuant to this Agreement; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v), and (vi) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such changes, conditions, effects, events or occurrences have had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which such Person and its Subsidiaries operate.

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(xx)            MOFCOM Filings” means, collectively, any filings with, reporting to, registrations with or permits, authorizations, consents and approvals of the Ministry of Commerce of PRC (or its successor), or the local counterpart of such Governmental Entity, which are required to be made under the Measures for the Administration of Overseas Investment (《境外投资管理办法》) promulgated by the Ministry of Commerce of PRC on September 6, 2014, and effective from October 6, 2014 (as amended, supplemented or otherwise modified from time to time), or any replacement or successor Law thereof.

(yy)           “NDRC Filings” means collectively, any filings with, reporting to or permits, authorizations, consents and approvals of the National Development and Reform Commission of the PRC (or its successor), or the local counterpart of such Governmental Entity, which are required to be made under the Measures for the Administration of Overseas Investment of Enterprises (《企业境外投资管理办法》) promulgated by the National Development and Reform Commission of the PRC on December 26, 2017, and effective from March 1, 2018 (as amended, supplemented or otherwise modified from time to time), or any replacement or successor Law thereof.

(zz)            “Non-recourse Persons” of a Person means such Person’s Affiliates, and its and their respective former, current and future general or limited partners, shareholders, managers, members and Representatives.

(aaa)          “Off-the-Shelf Software” means, with respect to any Person, all Software that is commercially available off-the-shelf that (i) has not been modified or customized for such Person, and (ii) is licensed to such Person for a one-time or annual fee of US$10,000 or less.

(bbb)        “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business in respect of amounts that are not yet due and payable; (iii) Liens securing indebtedness or liabilities that are reflected in the Zeekr SEC Reports or the Geely Public Documents, as applicable, filed or furnished prior to the date hereof; (iv) Liens that would be disclosed by a current survey or physical inspection of the real property; and (v) any other Liens that have been incurred or suffered in the ordinary course of business and that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.

(ccc)          “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(ddd)         “PRC” means the People’s Republic of China, excluding, for purposes of this Agreement, Hong Kong, Macau and Taiwan.

(eee)          “PRC ODI Investor” mean each Zeekr Shareholder or Zeekr ADS holder who or whose Affiliate is required to complete any NDRC Filings, MOFCOM Filings or SAFE Filings in connection with its receipt of the applicable Stock Consideration in the Merger pursuant to the terms of this Agreement.

(fff)            “Public Software” means any Software that is distributed as freeware, shareware, open source Software (e.g., Linux) or under similar licensing or distribution models that (i) require the licensing or distribution of source code of such Software to any other Person, (ii) prohibit or limit the receipt of consideration in connection with sublicensing or distributing any such Software, (iii) allow any Person to decompile, disassemble or otherwise reverse-engineer any such Software, or (iv) require the licensing of any such Software to any other Person for the purpose of making derivative works. For the avoidance of doubt, “Public Software” includes Software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (i) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the BSD License; (vi) the Apache License; and (x) any other license or distribution model described by the Open Source Initiative in its Open Source Definition as set forth on www.opensource.org.

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(ggg)         “Registered” means issued by, registered, recorded or filed with, renewed by any Governmental Entities or Internet domain name registrar.

(hhh)         “Reimbursement Amount” means, with respect to Zeekr or Geely, as applicable, an amount (not to exceed US$2,000,000), equal to the sum of all documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of each other Party and its Affiliates) incurred by such other Party, or such other Party’s Affiliates or on its or their behalf, in connection with or related to (a) the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions and ancillary documents related thereto, (b) the preparation, printing, filing, and mailing of the Zeekr Proxy Statement and/or the Geely EGM Circular, as applicable, (c) the regulatory filings, (d) all other matters related to the Transactions, and (e) any litigation with respect to the foregoing matters.

(iii)             “Representatives” of a Person means such Person’s directors, officers, employees, consultants, advisors, agents and other representatives.

(jjj)             “Required Zeekr Vote” means the approval of the Plan of Merger, the Merger, the Articles of Association and the other Transactions (if applicable) by a special resolution of Zeekr, meaning the affirmative vote of shareholders representing two-thirds or more of Zeekr Shares present and voting in person or by proxy as a single class at the Zeekr Shareholders Meeting or unanimous written consents of all the shareholder of Zeekr in accordance with Section 233(6) of the Cayman Companies Act.

(kkk)          “SAFE Filings” means any filings or registrations with the State Administration of Foreign Exchange of PRC (or its successor), the local counterpart of such Governmental Entity, or a commercial bank authorized by the foregoing, which are required to be made under the Regulations on Foreign Exchange Administration of Outbound Direct Investment by Domestic Institutions(《境内机构境外直接投资外汇管理规定》) promulgated by the State Administration of Foreign Exchange of PRC on July 13, 2009, and effective from August 1, 2009 (as amended, supplemented or otherwise modified from time to time), or any replacement or successor Law thereof.

(lll)             “SEC” means the Securities and Exchange Commission of the United States.

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(mmm)       “Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

(nnn)         “Subsidiary” means, when used with reference to any Person, (i) of which such party or any other Subsidiary of such party is a general or managing partner, or (ii) the outstanding voting securities or interests of which, having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, are directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries or (iii) which Zeekr or Geely, as applicable, consolidates in its consolidated financial statements as a variable interest entity in accordance with GAAP or HKFRS (as applicable); provided that unless otherwise expressly provided in this Agreement, Geely’s Subsidiaries shall exclude Zeekr and Zeekr’s Subsidiaries.

(ooo)         “Superior Proposal” means any bona fide written Acquisition Proposal that the Zeekr Board (acting upon the recommendation of the Zeekr Special Committee) or the Zeekr Special Committee has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, and taking into account all relevant legal, regulatory, financial and other aspects of such Acquisition Proposal (including financing, regulatory or other consents and approvals, the identity of the Person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), is more favorable to Zeekr and its shareholders (other than Geely) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement proposed by Geely in response to such Acquisition Proposal in accordance with Section 6.1(c)); provided, that for purposes of this definition of “Superior Proposal”, the references to “10%” in the definition of Acquisition Proposal shall be deemed to be references to “50%;” provided, further, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (A) such Acquisition Proposal is conditional upon any due diligence review or investigation of Zeekr or any of its Subsidiaries (which, for the avoidance of doubt, shall not include the inclusion of customary “access to information” covenant in any documentation for such transaction), (B) the consummation of the transaction contemplated by such Acquisition Proposal is conditional upon the obtaining and/or funding of financing, or (C) the transaction contemplated by such Acquisition Proposal is not reasonably capable of being completed on the terms proposed.

(ppp)         “Tax” or “Taxes” includes all forms of taxation, whenever created or imposed, and whether of the PRC, the United States or elsewhere, and whether imposed by a local, municipal, governmental, provincial, state, foreign, federal or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

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(qqq)         “Tax Returns” means all returns, declarations, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required to be filed with any Taxing authority with respect to Taxes.

(rrr)            “Transaction Agreements” mean, collectively, this Agreement and the Plan of Merger.

(sss)          “US$” means the legal currency of the United States of America.

(ttt)            “Zeekr ADS” means an American depositary share of Zeekr, each of which represents ten Zeekr Shares.

(uuu)         “Zeekr CSRC Reporting” means any and all letters, reports, correspondences, communications, documents, responses, undertakings and submissions, including any amendments, supplements and/or modifications thereof, required to be made to the Securities Regulatory Commission of the PRC or its successor by Zeekr or its Affiliates pursuant to the CSRC Filing Rules relating to or in connection with the delisting of Zeekr from the New York Exchange .

(vvv)         “Zeekr Employees” means current, former, or retired employees, officers, consultants, independent contractors providing individual services or directors of Zeekr or any Subsidiary of Zeekr.

(www)       “Zeekr Incentive Plan” means the 2021 Incentive Plan of Zeekr.

(xxx)          “Zeekr Intellectual Property” means Zeekr Owned Intellectual Property and Zeekr Licensed Intellectual Property.

(yyy)         “Zeekr Intervening Event” means a material development or change in circumstances that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operation of Zeekr and its Subsidiaries, taken as a whole has occurred or arisen or first become known to the Zeekr Special Committee after the date of this Agreement that was neither known to the Zeekr Special Committee nor reasonably foreseeable to the Zeekr Special Committee as of the date of this Agreement.

(zzz)           “Zeekr IP Agreements” means all (i) licenses of Intellectual Property to Zeekr and its Subsidiaries, (ii) licenses of Intellectual Property by Zeekr or any of its Subsidiaries to third parties, and (iii) agreements restricting the right of Zeekr or its Subsidiaries, or pursuant to which Zeekr or its Subsidiaries permit other Persons, to use or register Intellectual Property.

(aaaa)        “Zeekr Licensed Intellectual Property” means all Intellectual Property owned by third parties and licensed to Zeekr and any of its Subsidiaries pursuant to Zeekr IP Agreements.

(bbbb)      “Zeekr Material Adverse Effect” means a Material Adverse Effect with respect to Zeekr.

(cccc)       “Zeekr Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Zeekr or its Subsidiaries.

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(dddd)      “Zeekr Reimbursement Amount” means the Reimbursement Amount with respect to Zeekr.

(eeee)       “Zeekr RSU Awards” means an award of restricted share units granted pursuant to the Zeekr Incentive Plan.

(ffff)          “Zeekr Share” means an ordinary share, par value US$0.0002 per share, of Zeekr.

(gggg)      “Zeekr Shareholders Meeting” the meeting of the holders of Zeekr Shares for the purpose of seeking the Required Zeekr Vote, including any adjournment or postponement thereof, or any other occasion where a vote, consent or other approval (including by written consent) of the Zeekr Shareholders is sought.

(hhhh)      “Zeekr Software” means all Software owned by, under obligation of assignment to, or purported to be owned by any of Zeekr or its Subsidiaries.

(iiii)            “Zeekr Termination Fee” means US$68,833,632.

Section 9.15      Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

[Remainder of page left intentionally blank; signature pages follow]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

Geely Automobile Holdings Limited

By:	/s/ Gui Sheng Yue
Name: Gui Sheng Yue
Title: Executive Director & CEO

Keystone Mergersub Limited

By:	/s/ Gui Sheng Yue
Name: Gui Sheng Yue
Title: Director

[Merger Agreement Signature Page]

ZEEKR Intelligent Technology Holding Limited

By:	/s/ Miguel A. Lopez Ben
Name: Miguel A. Lopez Ben
Title: Board Director Zeekr Group

[Merger Agreement Signature Page]

Agreed Form

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [ • ], 2025.

BETWEEN

(1)	Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on May 30, 2025, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Merger Sub”); and

(2)	ZEEKR Intelligent Technology Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on January 5, 2018, with its registered office situated at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (“Zeekr” or the “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and Zeekr have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated July 15, 2025 made between Geely Automobile Holdings Limited (“Geely”), Merger Sub and Zeekr, a copy of which is attached as Appendix I to this Plan of Merger and in accordance with Part 16 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), pursuant to which Merger Sub will merge with and into Zeekr and cease to exist, and the Surviving Corporation will continue as the surviving company (as defined in the Cayman Companies Act) in the Merger.

(b)	This Plan of Merger is made in accordance with Section 233 of the Cayman Companies Act. Each of Merger Sub and Zeekr is entering into this Plan of Merger pursuant to the provisions of Part 16 of the Cayman Companies Act.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Cayman Companies Act) to the Merger are Merger Sub and Zeekr.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Cayman Companies Act) is the Surviving Corporation, which shall continue to be named ZEEKR Intelligent Technology Holding Limited.

REGISTERED OFFICE

3.	The registered office of Zeekr as at the date of this Plan of Merger is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. The registered office of the Merger Sub at the date of this Plan of Merger is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Time (as defined below), the authorized share capital of Merger Sub was US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share, of which one (1) share has been issued.

5.	Immediately prior to the Effective Time, the authorized share capital of Zeekr was US$1,000,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.0002 each (“Zeekr Shares”), of which [ • ] Zeekr Shares are issued and outstanding. No other Zeekr Shares or any other class or series of shares of Zeekr were issued and outstanding immediately prior to the Effective Date.

6.	At the Effective Time, the authorized share capital of the Surviving Corporation shall be [US$1,000,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.0002 each].

7.	At the Effective Time (as defined below), and in accordance with the terms and conditions of the Agreement:

(a)	Each Zeekr Share issued and outstanding immediately prior to the Effective Time (other than any Zeekr Share represented by the Zeekr ADSs, Excluded Shares, Dissenting Shares and Purported Dissenting Shares) shall be cancelled in exchange for the right to receive the following, without interest:

(i)	for each such Zeekr Share with respect to which an election to receive the Cash Consideration (a “Cash Election”) has been validly made pursuant to the terms of the Agreement, an amount in cash equal to the Per Share Cash Consideration;

(ii)	for each such Zeekr Share with respect to which an election to receive the Stock Consideration (a “Stock Election”) has been validly made pursuant to the terms of the Agreement, the Per Share Stock Consideration; and

(iii)	for each such Zeekr Share other than Zeekr Shares with respect to which a Cash Election or Stock Election has been validly made pursuant to the terms of the Agreement, an amount in cash equal to the Per Share Cash Consideration.

(b)	Each American depositary share of Zeekr, each of which represents ten Zeekr Shares (each a “Zeekr ADS”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares), together with the Zeekr Shares represented by such Zeekr ADS, shall be cancelled in exchange for the right to receive the following, without interest:

(i)	for each such Zeekr ADS, together with the Zeekr Shares represented by such Zeekr ADS, with respect to which a Cash Election has been validly made pursuant to the terms of the Agreement, the Per ADS Cash Consideration;

(ii)	for each such Zeekr ADS, together with the Zeekr Shares represented by such Zeekr ADS, with respect to which a Stock Election has been validly made pursuant to the terms of the Agreement, the Per ADS Stock Consideration, which shall be delivered in the form of Geely ADSs; and

(iii)	for each such Zeekr ADS other than Zeekr ADSs with respect to which a Cash Election or Stock Election has been validly made pursuant to the terms of the Agreement, together with the Zeekr Shares represented by such Zeekr ADS, the Per ADS Cash Consideration.

(c)	For the purpose of this Plan of Merger, the following terms shall have the following meanings:

(i)	“Cash Consideration” mean collectively, the Per Share Cash Consideration and Per ADS Cash Consideration.

(ii)	“Geely ADS” means an American depositary share of Geely representing and exchangeable for twenty (20) Geely Shares.

(iii)	“Merger Consideration” mean, collectively, the Per Share Cash Consideration, the Per Share Stock Consideration, the Per ADS Cash Consideration and the Per ADS Stock Consideration.

(iv)	“Per ADS Cash Consideration” means US$26.87.

(v)	“Per ADS Exchange Ratio” means 12.3.

(vi)	“Per ADS Stock Consideration” means a number of validly issued, fully paid, non-assessable shares of Geely of a nominal value of HK$0.02 each (the “Geely Shares”) equal to the Per ADS Exchange Ratio.

(vii)	“Per Share Cash Consideration” means US$2.687.

(viii)	“Per Share Exchange Ratio” means 1.23.

(ix)	“Per Share Merger Consideration” mean, collectively, the Per Share Cash Consideration and the Per Share Stock Consideration.

(x)	“Per Share Stock Consideration” means a number of validly issued, fully paid, non-assessable Geely Shares equal to the Per Share Exchange Ratio.

(xi)	“Stock Consideration” mean collectively, the Per Share Stock Consideration and Per ADS Stock Consideration.

(d)	All of the Zeekr Shares and the Zeekr ADSs (including the Zeekr Shares represented by such Zeekr ADSs) cancelled in exchange for the right to receive the Merger Consideration pursuant to Section 7(a) and Section 7(b) of this Plan of Merger shall no longer be issued and outstanding and shall cease to exist as of the Effective Time, and each holder of such Zeekr Shares and Zeekr ADSs shall cease to have any rights with respect to such Zeekr Shares and Zeekr ADSs (including the Zeekr Shares represented by such Zeekr ADSs), except for the right to receive the applicable Merger Consideration pursuant to Section 7(a) and Section 7(b) of this Plan of Merger (including, as applicable, cash in lieu of fractional Geely Shares or fractional Geely ADSs which the holder thereof shall have become entitled to receive pursuant to the terms of the Agreement) and any dividends or distributions which the holder thereof becomes entitled to receive in accordance with and subject to the terms of the Agreement, without any interest thereon.

(e)	Notwithstanding any provision of this Section 7 to the contrary, if between the date of the Agreement and the Effective Time, (i) the issued and outstanding Zeekr Shares, or securities convertible into or exchangeable or exercisable for Zeekr Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction and (ii) the issued and outstanding Geely Shares, or securities convertible into or exchangeable or exercisable for Geely Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Stock Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction; provided, that nothing in this Section 7(e) shall be construed to permit Zeekr, Geely or Merger Sub to take any action that is prohibited by the terms of the Agreement.

(f)	(i) Each Zeekr Share and each Zeekr ADS issued and outstanding immediately prior to the Effective Time that is held by Geely, Zeekr or any of their respective Subsidiaries (including any Zeekr Shares represented by such Zeekr ADS) and (ii) each Zeekr Share held by the Depositary as of immediately prior to the Effective Time that is reserved for issuance, settlement and allocation upon vesting of any outstanding Zeekr RSU Award and each Zeekr ADS representing such Zeekr Shares ((i) and (ii) collectively, the “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled, shall no longer be issued or outstanding and shall cease to exist, and the register of members of the Surviving Corporation will be amended accordingly, and no consideration shall be delivered or deliverable in exchange therefor.

(g)	Each Zeekr Share held by a Zeekr Shareholder who is a Hong Kong Non-Professional Investor and who has validly exercised its rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Act (“Dissenting Shares”) issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.12 of the Agreement and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 2.12 of the Agreement.

(h)	If a holder of Dissenting Shares fails to validly exercise, effectively withdraws or loses its rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Act with respect to any Dissenting Shares, such Zeekr Shares shall (i) cease to be Dissenting Shares and (ii) be cancelled, shall no longer be issued or outstanding and shall cease to exist in exchange for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, in the manner provided in Section 2.1 of the Agreement.

(i)	Each Zeekr Share (including Zeekr Shares represented by Zeekr ADSs) owned by a Zeekr Shareholder that is not a Hong Kong Non-Professional Investor that provides any notice of objection, notice of dissent, written demand for appraisal and/or takes any other action that purports to validly exercise any dissenter rights pursuant to Section 238 of the Cayman Companies Act (such Zeekr Shareholder, “Purported Dissenting Shareholder”, and such share, “Purported Dissenting Shares”) issued and outstanding immediately prior to the Effective Time shall be cancelled, shall no longer be issued or outstanding and shall cease to exist in accordance with Section 2.13 of the Agreement, and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 2.13 of the Agreement.

(j)	If a Purported Dissenting Shareholder withdraws its objection, dissent or demand for dissent from the Merger in such manner as would render such Purported Dissenting Shareholder to be deemed to have effectively withdrawn its dissent from the Merger, or fails to validly exercise its dissenter rights, in each case as if Section 238 of the Cayman Companies Act were to apply in such case, then the Zeekr Shares held by such Purported Dissenting Shareholder shall cease to be Purported Dissenting Shares. With respect to each Purported Dissenting Share, the holder thereof shall be entitled to receive:

(i)	(A) in the event a court of competent jurisdiction either (A) strikes out the petition for determination of fair value under Section 238 of the Cayman Companies Act on the grounds that Section 239 of the Cayman Companies Act applies to the Merger, or (B) makes a declaration, or otherwise grants a final and non-appealable judgment confirming, that Section 239 of the Cayman Companies Act applies to the Merger, the Per Share Merger Consideration, without interest;

(ii)	in the event a court of competent jurisdiction either (A) grants a final and non-appealable judgment determining the fair value of the Purported Dissenting Share required to be paid to the Purported Dissenting Shareholder under Section 238 of the Cayman Companies Act, or (B) makes a declaration that Section 239 of the Cayman Companies Act does not apply to the Merger, only the payment resulting from the procedure in Section 238 of the Cayman Companies Act;

provided that, in the event that a petition under Section 238(9) of the Cayman Companies Act is not filed within the time limits specified therein (subject to any additional time periods resulting from any stay of proceedings under Section 238 of the Cayman Companies Act which may be ordered by the Cayman Islands court), then such holder shall receive the Per Share Merger Consideration with respect to each Purported Dissenting Share, without interest.

(k)	Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share of the Surviving Corporation. Such conversion shall be effected by means of the cancellation of each such ordinary share of Merger Sub, in exchange for the right to receive one ordinary share of the Surviving Corporation. Such ordinary share(s) of the Surviving Corporation shall be the only issued and outstanding share capital of the Surviving Corporation upon the Effective Time.

8.	At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Corporation are set out in the Fourth Amended and Restated Memorandum and Articles of Association of the Surviving Corporation in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.	[In accordance with Section 233(13) of the Cayman Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the “Effective Time”).]

PROPERTY

10.	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Third Memorandum and Articles of Association of Zeekr shall be amended and restated by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.	There are no amounts or benefits which are or shall be paid or payable to any director of either Constituent Companies or the Surviving Corporation consequent upon the Merger.

DIRECTORS OF THE SURVIVING CORPORATION

13.	The names and addresses of the directors of the Surviving Corporation upon the Merger becoming effective are as follows:

NAME	ADDRESS
[ • ]	[ • ]
[ • ]	[ • ]
[ • ]	[ • ]
[ • ]	[ • ]

SECURED CREDITORS

14.	Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

15.	Zeekr has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

16.	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

17.	At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both Zeekr and Merger Sub in accordance with Section 235(1) of the Cayman Companies Act, including to effect any other changes to this Plan of Merger which the directors of both the Company and Merger Sub deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of Zeekr or Merger Sub, as determined by the directors of both Zeekr and Merger Sub, respectively.

APPROVAL AND AUTHORIZATION

18.	This Plan of Merger has been approved by the board of directors of each of Zeekr and Merger Sub pursuant to Section 233(3) of the Cayman Companies Act.

19.	This Plan of Merger has been authorised by the shareholders of each of Zeekr and Merger Sub pursuant to Section 233(6) of the Cayman Companies Act.

COUNTERPARTS

20.	This Plan of Merger may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

GOVERNING LAW

21.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page to follow]

For and on behalf of Keystone Mergersub Limited:

[Name]
Director

For and on behalf of ZEEKR Intelligent Technology Holding Limited:

[Name]
Director

Appendix I

Agreement

Appendix II

Fourth Amended and Restated Memorandum and Articles of Association of the Surviving Corporation

Annex B

PLAN OF MERGER

B-1

Agreed Form

PLAN OF MERGER

THIS PLAN OF MERGER is made on [ • ], 2025.

BETWEEN

(1)	Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on May 30, 2025, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (“Merger Sub”); and

(2)	ZEEKR Intelligent Technology Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on January 5, 2018, with its registered office situated at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (“Zeekr” or the “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and Zeekr have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated July 15, 2025 made between Geely Automobile Holdings Limited (“Geely”), Merger Sub and Zeekr, a copy of which is attached as Appendix I to this Plan of Merger and in accordance with Part 16 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), pursuant to which Merger Sub will merge with and into Zeekr and cease to exist, and the Surviving Corporation will continue as the surviving company (as defined in the Cayman Companies Act) in the Merger.

(b)	This Plan of Merger is made in accordance with Section 233 of the Cayman Companies Act. Each of Merger Sub and Zeekr is entering into this Plan of Merger pursuant to the provisions of Part 16 of the Cayman Companies Act.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Cayman Companies Act) to the Merger are Merger Sub and Zeekr.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Cayman Companies Act) is the Surviving Corporation, which shall continue to be named ZEEKR Intelligent Technology Holding Limited.

REGISTERED OFFICE

3.	The registered office of Zeekr as at the date of this Plan of Merger is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. The registered office of the Merger Sub at the date of this Plan of Merger is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Time (as defined below), the authorized share capital of Merger Sub was US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share, of which one (1) share has been issued.

5.	Immediately prior to the Effective Time, the authorized share capital of Zeekr was US$1,000,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.0002 each (“Zeekr Shares”), of which [ • ] Zeekr Shares are issued and outstanding. No other Zeekr Shares or any other class or series of shares of Zeekr were issued and outstanding immediately prior to the Effective Date.

6.	At the Effective Time, the authorized share capital of the Surviving Corporation shall be [US$1,000,000 divided into 5,000,000,000 ordinary shares with a par value of US$0.0002 each].

7.	At the Effective Time (as defined below), and in accordance with the terms and conditions of the Agreement:

(a)	Each Zeekr Share issued and outstanding immediately prior to the Effective Time (other than any Zeekr Share represented by the Zeekr ADSs, Excluded Shares, Dissenting Shares and Purported Dissenting Shares) shall be cancelled in exchange for the right to receive the following, without interest:

(i)	for each such Zeekr Share with respect to which an election to receive the Cash Consideration (a “Cash Election”) has been validly made pursuant to the terms of the Agreement, an amount in cash equal to the Per Share Cash Consideration;

(ii)	for each such Zeekr Share with respect to which an election to receive the Stock Consideration (a “Stock Election”) has been validly made pursuant to the terms of the Agreement, the Per Share Stock Consideration; and

(iii)	for each such Zeekr Share other than Zeekr Shares with respect to which a Cash Election or Stock Election has been validly made pursuant to the terms of the Agreement, an amount in cash equal to the Per Share Cash Consideration.

(b)	Each American depositary share of Zeekr, each of which represents ten Zeekr Shares (each a “Zeekr ADS”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares), together with the Zeekr Shares represented by such Zeekr ADS, shall be cancelled in exchange for the right to receive the following, without interest:

(i)	for each such Zeekr ADS, together with the Zeekr Shares represented by such Zeekr ADS, with respect to which a Cash Election has been validly made pursuant to the terms of the Agreement, the Per ADS Cash Consideration;

(ii)	for each such Zeekr ADS, together with the Zeekr Shares represented by such Zeekr ADS, with respect to which a Stock Election has been validly made pursuant to the terms of the Agreement, the Per ADS Stock Consideration, which shall be delivered in the form of Geely ADSs; and

(iii)	for each such Zeekr ADS other than Zeekr ADSs with respect to which a Cash Election or Stock Election has been validly made pursuant to the terms of the Agreement, together with the Zeekr Shares represented by such Zeekr ADS, the Per ADS Cash Consideration.

(c)	For the purpose of this Plan of Merger, the following terms shall have the following meanings:

(i)	“Cash Consideration” mean collectively, the Per Share Cash Consideration and Per ADS Cash Consideration.

(ii)	“Geely ADS” means an American depositary share of Geely representing and exchangeable for twenty (20) Geely Shares.

(iii)	“Merger Consideration” mean, collectively, the Per Share Cash Consideration, the Per Share Stock Consideration, the Per ADS Cash Consideration and the Per ADS Stock Consideration.

(iv)	“Per ADS Cash Consideration” means US$26.87.

(v)	“Per ADS Exchange Ratio” means 12.3.

(vi)	“Per ADS Stock Consideration” means a number of validly issued, fully paid, non-assessable shares of Geely of a nominal value of HK$0.02 each (the “Geely Shares”) equal to the Per ADS Exchange Ratio.

(vii)	“Per Share Cash Consideration” means US$2.687.

(viii)	“Per Share Exchange Ratio” means 1.23.

(ix)	“Per Share Merger Consideration” mean, collectively, the Per Share Cash Consideration and the Per Share Stock Consideration.

(x)	“Per Share Stock Consideration” means a number of validly issued, fully paid, non-assessable Geely Shares equal to the Per Share Exchange Ratio.

(xi)	“Stock Consideration” mean collectively, the Per Share Stock Consideration and Per ADS Stock Consideration.

(d)	All of the Zeekr Shares and the Zeekr ADSs (including the Zeekr Shares represented by such Zeekr ADSs) cancelled in exchange for the right to receive the Merger Consideration pursuant to Section 7(a) and Section 7(b) of this Plan of Merger shall no longer be issued and outstanding and shall cease to exist as of the Effective Time, and each holder of such Zeekr Shares and Zeekr ADSs shall cease to have any rights with respect to such Zeekr Shares and Zeekr ADSs (including the Zeekr Shares represented by such Zeekr ADSs), except for the right to receive the applicable Merger Consideration pursuant to Section 7(a) and Section 7(b) of this Plan of Merger (including, as applicable, cash in lieu of fractional Geely Shares or fractional Geely ADSs which the holder thereof shall have become entitled to receive pursuant to the terms of the Agreement) and any dividends or distributions which the holder thereof becomes entitled to receive in accordance with and subject to the terms of the Agreement, without any interest thereon.

(e)	Notwithstanding any provision of this Section 7 to the contrary, if between the date of the Agreement and the Effective Time, (i) the issued and outstanding Zeekr Shares, or securities convertible into or exchangeable or exercisable for Zeekr Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction and (ii) the issued and outstanding Geely Shares, or securities convertible into or exchangeable or exercisable for Geely Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction, the Stock Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, readjustment, exchange of shares or similar transaction; provided, that nothing in this Section 7(e) shall be construed to permit Zeekr, Geely or Merger Sub to take any action that is prohibited by the terms of the Agreement.

(f)	(i) Each Zeekr Share and each Zeekr ADS issued and outstanding immediately prior to the Effective Time that is held by Geely, Zeekr or any of their respective Subsidiaries (including any Zeekr Shares represented by such Zeekr ADS) and (ii) each Zeekr Share held by the Depositary as of immediately prior to the Effective Time that is reserved for issuance, settlement and allocation upon vesting of any outstanding Zeekr RSU Award and each Zeekr ADS representing such Zeekr Shares ((i) and (ii) collectively, the “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled, shall no longer be issued or outstanding and shall cease to exist, and the register of members of the Surviving Corporation will be amended accordingly, and no consideration shall be delivered or deliverable in exchange therefor.

(g)	Each Zeekr Share held by a Zeekr Shareholder who is a Hong Kong Non-Professional Investor and who has validly exercised its rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Act (“Dissenting Shares”) issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.12 of the Agreement and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 2.12 of the Agreement.

(h)	If a holder of Dissenting Shares fails to validly exercise, effectively withdraws or loses its rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Act with respect to any Dissenting Shares, such Zeekr Shares shall (i) cease to be Dissenting Shares and (ii) be cancelled, shall no longer be issued or outstanding and shall cease to exist in exchange for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, in the manner provided in Section 2.1 of the Agreement.

(i)	Each Zeekr Share (including Zeekr Shares represented by Zeekr ADSs) owned by a Zeekr Shareholder that is not a Hong Kong Non-Professional Investor that provides any notice of objection, notice of dissent, written demand for appraisal and/or takes any other action that purports to validly exercise any dissenter rights pursuant to Section 238 of the Cayman Companies Act (such Zeekr Shareholder, “Purported Dissenting Shareholder”, and such share, “Purported Dissenting Shares”) issued and outstanding immediately prior to the Effective Time shall be cancelled, shall no longer be issued or outstanding and shall cease to exist in accordance with Section 2.13 of the Agreement, and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 2.13 of the Agreement.

(j)	If a Purported Dissenting Shareholder withdraws its objection, dissent or demand for dissent from the Merger in such manner as would render such Purported Dissenting Shareholder to be deemed to have effectively withdrawn its dissent from the Merger, or fails to validly exercise its dissenter rights, in each case as if Section 238 of the Cayman Companies Act were to apply in such case, then the Zeekr Shares held by such Purported Dissenting Shareholder shall cease to be Purported Dissenting Shares. With respect to each Purported Dissenting Share, the holder thereof shall be entitled to receive:

(i)	(A) in the event a court of competent jurisdiction either (A) strikes out the petition for determination of fair value under Section 238 of the Cayman Companies Act on the grounds that Section 239 of the Cayman Companies Act applies to the Merger, or (B) makes a declaration, or otherwise grants a final and non-appealable judgment confirming, that Section 239 of the Cayman Companies Act applies to the Merger, the Per Share Merger Consideration, without interest;

(ii)	in the event a court of competent jurisdiction either (A) grants a final and non-appealable judgment determining the fair value of the Purported Dissenting Share required to be paid to the Purported Dissenting Shareholder under Section 238 of the Cayman Companies Act, or (B) makes a declaration that Section 239 of the Cayman Companies Act does not apply to the Merger, only the payment resulting from the procedure in Section 238 of the Cayman Companies Act;

provided that, in the event that a petition under Section 238(9) of the Cayman Companies Act is not filed within the time limits specified therein (subject to any additional time periods resulting from any stay of proceedings under Section 238 of the Cayman Companies Act which may be ordered by the Cayman Islands court), then such holder shall receive the Per Share Merger Consideration with respect to each Purported Dissenting Share, without interest.

(k)	Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share of the Surviving Corporation. Such conversion shall be effected by means of the cancellation of each such ordinary share of Merger Sub, in exchange for the right to receive one ordinary share of the Surviving Corporation. Such ordinary share(s) of the Surviving Corporation shall be the only issued and outstanding share capital of the Surviving Corporation upon the Effective Time.

8.	At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Corporation are set out in the Fourth Amended and Restated Memorandum and Articles of Association of the Surviving Corporation in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.	[In accordance with Section 233(13) of the Cayman Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the “Effective Time”).]

PROPERTY

10.	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Third Memorandum and Articles of Association of Zeekr shall be amended and restated by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.	There are no amounts or benefits which are or shall be paid or payable to any director of either Constituent Companies or the Surviving Corporation consequent upon the Merger.

DIRECTORS OF THE SURVIVING CORPORATION

13.	The names and addresses of the directors of the Surviving Corporation upon the Merger becoming effective are as follows:

NAME	ADDRESS
[ • ]	[ • ]
[ • ]	[ • ]
[ • ]	[ • ]
[ • ]	[ • ]

SECURED CREDITORS

14.	Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

15.	Zeekr has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

16.	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

17.	At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both Zeekr and Merger Sub in accordance with Section 235(1) of the Cayman Companies Act, including to effect any other changes to this Plan of Merger which the directors of both the Company and Merger Sub deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of Zeekr or Merger Sub, as determined by the directors of both Zeekr and Merger Sub, respectively.

APPROVAL AND AUTHORIZATION

18.	This Plan of Merger has been approved by the board of directors of each of Zeekr and Merger Sub pursuant to Section 233(3) of the Cayman Companies Act.

19.	This Plan of Merger has been authorised by the shareholders of each of Zeekr and Merger Sub pursuant to Section 233(6) of the Cayman Companies Act.

COUNTERPARTS

20.	This Plan of Merger may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

GOVERNING LAW

21.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page to follow]

For and on behalf of Keystone Mergersub Limited:

[Name]
Director

For and on behalf of ZEEKR Intelligent Technology Holding Limited:

[Name]
Director

Appendix I

Agreement

Appendix II

Fourth Amended and Restated Memorandum and Articles of Association of the Surviving Corporation

Annex C

FAIRNESS OPINION

C-1

Confidential

Special Committee of the Board of Directors

ZEEKR Intelligent Technology Holding Limited

Room 2301, Building 1,

Dadao Wangchao Shangwu Center,

Yingfeng Street, Xiaoshan District,

Hangzhou, Zhejiang Province, China 311215

July 15, 2025

Ladies and Gentlemen:

ZEEKR Intelligent Technology Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as an independent financial advisor and provide an opinion (this “Opinion”) to a committee of independent and disinterested directors (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) as of the date hereof as to the fairness, from a financial point of view, to (i) the holders of ordinary shares, par value US$0.0002 per share, of the Company (each, a “Zeekr Share” or, collectively, “Zeekr Shares”), other than the Zeekr Shares represented by Zeekr ADSs, the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares (each as defined below) and Zeekr Shares held by directors, officers or affiliates of Geely, and (ii) the holders of American depositary shares of the Company, each of which represents ten Zeekr Shares (each, a “Zeekr ADS” and collectively, “Zeekr ADSs”), other than the Zeekr ADSs representing the Excluded Shares and Zeekr Shares held by directors, officers or affiliates of Geely, of the Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular holder of Zeekr Shares or Zeekr ADSs other than in its capacity as a holder of Zeekr Shares or Zeekr ADSs).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company, Geely Automobile Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Geely”), and Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Geely (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), the latest draft of which Duff & Phelps has reviewed is dated as of July 13, 2025. Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company, with the Company being the surviving company and becoming a wholly owned subsidiary of Geely. In connection with such merger, among other things:

Special Committee of the Board of Directors

ZEEKR Intelligent Technology Holding Limited

July 15, 2025

(i) each Zeekr Share issued and outstanding immediately prior to the Effective Time (other than any Zeekr Share represented by the Zeekr ADSs, Excluded Shares, Dissenting Shares and Purported Dissenting Shares) shall be cancelled in exchange for the right to receive the following, without interest and net of applicable withholding taxes pursuant to Section 2.15 of the Merger Agreement:

a)	for each such Zeekr Share with respect to which a Cash Election has been validly made, an amount in cash equal to US$2.687 (the “Per Share Cash Consideration”);

b)	for each such Zeekr Share with respect to which a Stock Election has been validly made, validly issued, fully paid, non-assessable Geely Shares at an exchange ratio of 1.23 Geely Shares per Zeekr Share (the “Per Share Stock Consideration”, and together with the Per Share Cash Consideration, the “Per Share Merger Consideration”); and

c)	for each such Zeekr Share other than Zeekr Shares with respect to which a Cash Election or Stock Election has been validly made, an amount in cash equal to the Per Share Cash Consideration.

(ii) each Zeekr ADS issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares), together with the Zeekr Shares represented by such Zeekr ADSs, shall be cancelled in exchange for the right to receive the following, without interest and net of any applicable withholding taxes pursuant to Section 2.15 of the Merger Agreement:

a)	for each such Zeekr ADS, together with the Zeekr Shares represented by such Zeekr ADS, with respect to which a Cash Election has been validly made, an amount in cash equal to US$26.87 (the “Per ADS Cash Consideration”);

b)	for each such Zeekr ADS, together with the Zeekr Shares represented by such Zeekr ADS, with respect to which a Stock Election has been validly made, Geely Shares at an exchange ratio of 12.3 Geely Shares per Zeekr ADS (the “Per ADS Stock Consideration”, and together with the Per ADS Cash Consideration, the “Per ADS Merger Consideration”), which shall be delivered in the form of Geely ADSs; and

c)	for each such Zeekr ADS other than Zeekr ADSs with respect to which a Cash Election or Stock Election has been validly made, an amount in cash equal to the Per ADS Cash Consideration.

((i)-(ii) collectively, and together with the preceding sentence, the “Proposed Transaction”, and the Per Share Merger Consideration together with the Per ADS Merger Consideration, the “Merger Consideration”).

The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

Special Committee of the Board of Directors

ZEEKR Intelligent Technology Holding Limited

July 15, 2025

For purposes of this Opinion, (i) “Excluded Shares” shall mean, collectively, (a) each Zeekr Share and each Zeekr ADS issued and outstanding immediately prior to the Effective Time that is held by Geely, the Company or any of their respective Subsidiaries (including any Zeekr Shares represented by such Zeekr ADSs) and (b) each Zeekr Share held by the Depositary as of immediately prior to the Effective Time that is reserved for issuance, settlement and allocation upon vesting of any outstanding Zeekr RSU Award and each Zeekr ADS representing such Zeekr Shares; and (ii) “Dissenting Shares”, “Purported Dissenting Shares”, “Geely Shares”, “Geely ADSs”, “Effective Time”, “Cash Election”, “Stock Election”, “Subsidiaries”, “Depositary” and “Zeekr RSU Award” shall have the meanings set forth in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s audited consolidated financial statements as at and for the years ended December 31, 2023 through December 31, 2024 included in the Company’s annual reports on Form 20-F filed with the Securities and Exchange Commission (“SEC”);

b.	The Company’s audited consolidated financial statements as at and for the years ended December 31, 2020 through December 31, 2022 included in the Company’s Form F-1 filed with the SEC;

c.	The Company’s unaudited consolidated financial statements as at and for the three months ended March 31, 2024 and March 31, 2025 included in the Company’s Form 6-Ks filed with the SEC;

d.	Certain unaudited and segment financial information for the Company as at and for the years ended December 31, 2023 through December 31, 2024, and as at and for the three months ended March 31, 2024 and March 31, 2025, provided by the management of the Company;

e.	A detailed consolidated financial projection model for the Company for the years ending December 31, 2025 through December 31, 2030, including segment financial information, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

f.	Other internal documents relating to the history, current operations, long-term investments, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

Special Committee of the Board of Directors

ZEEKR Intelligent Technology Holding Limited

July 15, 2025

g.	A letter dated July 14, 2025 from the management of the Company, which made certain representations as to historical financial statements, the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”); and

h.	A draft of the Merger Agreement dated July 13, 2025.

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

4.	Reviewed the historical trading price and trading volume of the Zeekr ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Reviewed the historical trading price and trading volume of the Geely Shares, certain implied valuation multiples based on the trading price of the Geely Shares, and equity analyst coverage for Geely;

6.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

7.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the consent of the Company and the Special Committee:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that the Management Projections and any other estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to the Management Projections or the underlying assumptions;

Special Committee of the Board of Directors

ZEEKR Intelligent Technology Holding Limited

July 15, 2025

4.	Assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Other than in connection with certain investment banking services provided by Kroll Securities (as defined below) to the Special Committee (including a pre-signing market check), Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction; (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction; or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Special Committee of the Board of Directors

ZEEKR Intelligent Technology Holding Limited

July 15, 2025

Duff & Phelps is not expressing any opinion as to the market price or value of the Zeekr Shares, the Zeekr ADSs or the Geely Shares (or anything else) prior to or after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any holder of Zeekr Shares or Zeekr ADSs should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, including whether such holder of Zeekr Shares should elect to receive the Per Share Cash Consideration or the Per Share Stock Consideration or whether such holder of Zeekr ADSs should elect to receive the Per ADS Cash Consideration or the Per ADS Stock Consideration or, in either case, should make no election; (iv) does not indicate that the Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Merger Consideration in the Proposed Transaction is within a range suggested by certain financial analyses; (v) does not address the allocation of the (A) Per Share Merger Consideration as among the holders of Zeekr Shares who receive the Per Share Cash Consideration or the Per Share Stock Consideration or (B) Per ADS Merger Consideration as among the holders of Zeekr ADSs who receive the Per ADS Cash Consideration or the Per ADS Stock Consideration; (vi) does not address the relative fairness of the Per Share Cash Consideration or the Per Share Stock Consideration; and (vii) does not address the relative fairness of the Per ADS Cash Consideration or the Per ADS Stock Consideration. Furthermore, Duff & Phelps does not express a view or opinion as to what the value of Geely Shares actually will be when issued pursuant to the Proposed Transaction. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Special Committee of the Board of Directors

ZEEKR Intelligent Technology Holding Limited

July 15, 2025

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company and the Special Committee dated June 4, 2025 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the Engagement Letter.

Special Committee of the Board of Directors

ZEEKR Intelligent Technology Holding Limited

July 15, 2025

Disclosure of Prior Relationships

Duff & Phelps has acted as a financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ delivery of its Opinion to the Special Committee. Pursuant to the Engagement Letter, the Company has also agreed to reimburse certain expenses of Duff & Phelps and to indemnify Duff & Phelps for certain liabilities. In addition, Kroll Securities, LLC (“Kroll Securities”) has been engaged to provide the Special Committee with certain investment banking services as requested by the Special Committee in connection with the Proposed Transaction and received or expects to receive fees and indemnification for such services (the “Kroll Securities Engagement”). Other than this engagement and the Kroll Securities Engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Per Share Merger Consideration to be received by the holders of Zeekr Shares (other than the Zeekr Shares represented by Zeekr ADSs, the Excluded Shares, the Dissenting Shares, the Purported Dissenting Shares and Zeekr Shares held by directors, officers or affiliates of Geely) and the Per ADS Merger Consideration to be received by the holders of Zeekr ADSs (other than the Zeekr ADSs representing the Excluded Shares and Zeekr Shares held by directors, officers or affiliates of Geely) in the Proposed Transaction is fair, from a financial point of view, to such holders of Zeekr Shares or Zeekr ADSs (without giving effect to any impact of the Proposed Transaction on any particular holder of Zeekr Shares or Zeekr ADSs other than in its capacity as a holder of Zeekr Shares or Zeekr ADSs).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, A Kroll Business
Kroll, LLC

Duff & Phelps Opinions Practice

Kroll, LLC

Annex D

CAYMAN ISLANDS COMPANIES ACT (AS REVISED)—SECTION 238 AND SECTION 239

Rights of dissenters

238.	(1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating —

(a) that person’s name and address;

(b) the number and classes of shares in respect of which that person dissents; and

(c) a demand for payment of the fair value of that person’s shares.

(6) A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires —

(a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

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(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

Limitation on rights of dissenters

239.	(1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except —

(a) shares of a surviving or consolidated company, or depository receipts in respect thereof;

(b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders;

(c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or

(d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

(2) Repealed by section 11 of the Companies (Amendment) (No. 2) Act, 2018 [Law 46 of 2018].

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Annex E

DIRECTORS AND EXECUTIVE OFFICERS OF GEELY

The Buyer is an exempted company with limited liability incorporated under the laws of the Cayman Islands with head office and principal place of business located at Room 2301, 23/F, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong. The Buyer is principally engaged in investment holding. The Buyer and its subsidiaries are primarily involved in the research and development, manufacturing, and trading of automobiles, automobile parts and related components, as well as investment holding. The Buyer’s shares are listed on the Main Board of the Hong Kong Stock Exchange. The Buyer’s telephone number is (852) 2598 3333.

Set forth below are the name, business address, citizenship, present principal occupation or employment of each director and executive officer of the Buyer:

Name	Position	Business Address	Citizenship
Directors:
Li Shu Fu [1]	Executive Director and Chairman of the Board	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese
Li Dong Hui, Daniel [2]	Executive Director and Vice Chairman of the Board	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese
Gui Sheng Yue [3]	Executive Director and Chief Executive Officer	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese

1  Mr. Li Shu Fu, aged 61, joined Geely on 9 June 2005 as the Chairman of the board of directors of the Buyer and Executive Director, and is responsible for the overall strategic planning, board leadership, corporate governance and formulation of the corporate policies of Geely. Mr. Li holds a Master’s Degree in Engineering from Yan Shan University. Currently, Mr. Li is the controlling shareholder, founder, chairman of the board of directors of Geely Holding. Geely Holding and its subsidiaries are principally engaged in the sales of automobiles and related parts and components wholesale and retail business. Mr. Li also serves as the chairperson of the board of Volvo Car AB (Stock Code of Stockholm Stock Exchange: VOLCAR B), and the chairman of the board of the Company. Mr. Li has extensive experience in the investment and management of the automobile manufacturing business in the PRC. Mr. Li was accredited as one of the “50 Most Influential Persons in China’s Automotive Industry in the 50 Years” by China Automotive News (中國汽車報).

2  Mr. Li Dong Hui, Daniel, aged 55, joined Geely on 15 July 2016 as an Executive Director and the Vice Chairman of the board of the Buyer. Mr. Li has been an executive vice president and the Chief Financial Officer of Geely Holding since June 2016, and he was appointed as Chief Executive Officer of Geely Holding in November 2020. He also serves as a board member of Geely Holding, a member of the board of directors of Volvo Car AB (Stock Code of Stockholm Stock Exchange: VOLCAR B), a director of Polestar Automotive Holding UK PLC (Stock Code of NASDAQ: PSNY), chairman of the board of Lotus Technology Inc. (Stock Code of NASDAQ: LOT), a non-executive director of Aston Martin Lagonda Global Holdings plc (Stock Code of London Stock Exchange: AML), and a director of the Company. Mr. Li is also a director of certain subsidiaries of Geely. He is responsible for the coordination of the board of the Buyer, strategic development and financial system of Geely. Mr. Li was a vice president and Chief Financial Officer of Geely Holding from April 2011 to March 2014, and an Executive Director of the Buyer from May 2011 to March 2014. Mr. Li has extensive professional and senior managerial experiences with both the PRC and sino-foreign multinational companies, particularly in the fields of accounting and financial management, financing structure, strategic planning and business development. Prior to joining Geely Holding, he held key accounting, financing and corporate management positions as vice president, CFO, general manager and business development director in the PRC companies including Guangxi Liugong Machinery Company Ltd. (2010), and sino-foreign multinational companies; his last position was the vice chairman and the president (finance) of 北京東方園林環境股份有限公司 (Beijing Orient Landscape & Environment Co., Ltd.) (Stock Code of Shenzhen Stock Exchange: 002310) (2014- 2016). Mr. Li graduated from the Kelley School of Business of Indiana University in the United States with a Master’s Degree in Business Administration in 2010 and graduated from Beijing Institute of Machinery Industry in the PRC with a Master’s Degree in Management Engineering with a major in Financial Management in 1997. Also, Mr. Li graduated from Renmin University of China with a Bachelor’s Degree in Philosophy in 1991. He is currently the independent non-executive director of YTO International Express and Supply Chain Technology Limited (Stock Code of Hong Kong Stock Exchange: 6123).

3  Mr. Gui Sheng Yue, aged 61, joined Geely on 9 June 2005 as an Executive Director and is responsible for the overall administration, risk management and compliance of Geely. Mr. Gui was appointed as the CEO of the Buyer with effect from 23 February 2006, and also serves as a director of the Company. Mr. Gui was also the chairman of a former wholly-owned subsidiary of the Buyer. Mr. Gui has over 38 years of experience in administration and project management. Mr. Gui had also worked with China Resources (Holdings) Company Limited. Mr. Gui holds a Bachelor of Science Degree in Mechanical Engineering from Xi’an Jiaotong University and a Master’s Degree in Business Administration from University of San Francisco.

Gan Jia Yue [4]	Executive Director	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese
Mao Jian Ming, Moosa [5]	Executive Director	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese
Gao Jie [6]	Independent Non-executive Director	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese
Yu Li Ping, Jennifer [7]	Independent Non-executive Director	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese

4  Mr. Gan Jia Yue, aged 44, joined Geely on 25 July 2022 as an Executive Director. He has been the CEO of Geely Automobile Group Company Limited (“Geely Automobile Group”) (a company incorporated in the PRC and is ultimately owned by Mr. Li Shu Fu, a substantial shareholder of the Buyer and his associate) since 23 March 2021. He is currently responsible for the operation management of Geely Automobile Group. Mr. Gan joined Geely Holding in February 2003. He has previously served as member of the management committee, senior director of management and head of group finance department of Geely Automobile Group, and has been the vice president of Geely Automobile Group since 11 June 2020 and was responsible for the procurement duties of Geely Automobile Group. As a core member of the product strategy committee, the investment committee, the procurement committee and the quality committee of Geely Automobile Group, Mr. Gan participated in critical strategic and business decisions, and made extraordinary contribution in enhancing finance management, operation optimisation, organizational transformation and supplier chain construction of Geely Automobile Group. He also serves as director of certain subsidiaries of Geely. Mr. Gan has extensive financial knowledge and practical experience in corporate governance. Mr. Gan graduated from Zhengzhou University of Aeronautics with a Bachelor’s Degree in Management in 2003.

5  Mr. Mao Jian Ming, Moosa, aged 43, joined Geely on 12 July 2024 as an Executive Director. Mr. Mao has extensive experience in overseas asset investment, mergers and acquisitions, and board governance. Mr. Mao served as the managing director and board secretary of CMB International Finance Limited from 2020 to 2024. He was the deputy general manager of the investment and development department and the assistant general manager of the strategy and operation management department at China Merchants Holdings (International) Company Limited (later known as “China Merchants Port Holdings Company Limited”, Stock Code of the Hong Kong Stock Exchange: 144), and the deputy general manager of the integrated development department and chief representative for the Middle East and East Africa at China Merchants Port Group Co., Ltd. (Stock Code of Shenzhen Stock Exchange: 001872) from 2011 to 2020. Mr. Mao graduated from Wuhan University with a Doctorate Degree in international law. He is also a professional member of the Institute of Management Accountants (IMA) and holds the Certified Management Accountant (CMA) designation in the United States. Furthermore, he is a founding member of the China Independent Non-executive Directors Association.

6  Ms. Gao Jie, aged 50, joined Geely as an Independent Non-executive Director on 1 November 2021. Ms. Gao has extensive global accounting and management experience. Ms. Gao is currently the CFO of Lightspeed China Partners (Funds III and IV, Selected Fund I and RMB Fund I), and the partner and CFO of Soul Capital. Prior to that, she held key finance positions (as a finance director of McKinsey Greater China office from 2010 to 2019; as a financial controller of McKinsey China office from 2005 to 2010; and as a project manager of global Enterprise Resources Planning (ERP) system of McKinsey & Company from 2000 to 2005) within McKinsey & Company. Ms. Gao graduated with a Bachelor’s Degree from the School of Business of Sun Yat-Sen University in 1996, a Master of Business Administration Degree in accounting from the Saunders College of Business of Rochester Institute of Technology in 1998, and a Master of Science Degree in Information Systems from the Stern School of Business of New York University in 2000. Ms. Gao is a designation holder of Chartered Global Management Accountant (CGMA), a fellow of the Chartered Institute of Management Accountants (FCMA) and a member of American Institute of Certified Public Accountants (USCPA). She is also a council member of the US Chapter of Shanghai Overseas Returned Scholars Association and the advisor of the New York University Shanghai Alumni Group.

7  Ms. Yu Li Ping, Jennifer, aged 61, joined Geely as an Independent Non-executive Director on 9 October 2023. Ms. Yu currently serves as the chairwoman and founding partner of Auster Capital Partners Limited (co-founded by Rothschild & Co and Ms. Yu). Over the past three decades, Ms. Yu has also held senior management roles in other international financial institutions, including United Overseas Bank, BNP Paribas, and Rothschild & Co. Previously, she served as a global executive committee member and global partner of Rothschild & Co, as well as the chairwoman of Rothschild & Co in Greater China. Ms. Yu has played a leading role in various landmark cross-border mergers and acquisitions for Chinese corporates during her time at Rothschild & Co, including Geely Holding’s acquisition of Volvo Cars, which has made a significant contribution to the success of Chinese corporates’ globalization strategy in the international market. Ms. Yu is also a Trustee of Shanghai University of Finance and Economics (“SHUFE”). Ms. Yu graduated from SHUFE with a Bachelor’s Degree in Finance in 1987 and received a Master’s Degree in Business Administration from SHUFE in 1999.

Zhu Han Song [8]	Independent Non-executive Director	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese
Tseng Chin I [9]	Independent Non-executive Director	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese
Executive Officers:
Gui Sheng Yue	Executive Director and Chief Executive Officer	Room 2301, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wan Chai, Hong Kong	Chinese

8  Mr. Zhu Han Song, aged 55, joined Geely as an Independent Non-executive Director on 9 October 2023. Mr. Zhu is currently the founder and chairman of Seekers Capital (Jiangyin) Co., Ltd. Mr. Zhu worked for Goldman Sachs from June 2000 to December 2019, holding various positions including associate, executive director, managing director, and partner. Before retiring from Goldman Sachs in December 2019, Mr. Zhu served as the Co-head of China Investment Banking, the Head of Industrial and Natural Resources Group in Asia Ex-Japan, and the CEO of Goldman Sachs Gao Hua Securities Company Limited. He was also a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee of Goldman Sachs. Prior to joining Goldman Sachs, he worked at CICC from 1995 to 2000. Mr. Zhu served as an independent director of Kidswant Children Products Co., Ltd. (Stock Code of Shenzhen Stock Exchange: 301078) and Missfresh Limited. Currently, he serves as an independent non-executive director of KE Holdings Inc. (Stock Code of the Hong Kong Stock Exchange: 2423 and Stock Code of New York Stock Exchange: BEKE). Mr. Zhu obtained a Bachelor’s Degree in Economics from Nanjing University in 1991, and a Master’s Degree in Economics from Peking University in 1994.

9  Ms. Tseng Chin I, aged 56, joined Geely as an Independent Non-executive Director on 24 March 2025. Ms. Tseng currently serves as a host/producer of “Financial Journal” at Phoenix TV. She is also a member of the 14th National Committee of the Chinese People’s Political Consultative Conference, a standing committee member of Hong Kong Federation of Journalists, the founding vice president of the Great Bay Area (“GBA”) Carbon Neutrality Association, an honorary advisor to the GBA Association of Listed Companies, an honorary advisor to the Hong Kong Science & Technology Youth Federation, an honorary advisor to Hong Kong Web 3.0 Association, the president of BC Philanthropic Foundation, and a partner of BC Capital Group. Ms. Tseng was also an independent non-executive director of Sprocomm Intelligence Limited (Hong Kong Stock Exchange Stock Code: 1401). Ms. Tseng graduated from Fu Jen Catholic University (天主教輔仁大學) with a Bachelor’s Degree in Mass Communication in 1991.

Annex F

FORM OF PROXY CARD

ZEEKR Intelligent Technology Holding Limited
(an exempted company incorporated in the Cayman Islands)
(NYSE: ZK)

Form of Proxy for the EGM (or any adjournment thereof)
to be held at Room 5203, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou,
Zhejiang Province, China

on September 15, 2025 at 10:00 a.m. (Beijing time)

I/We, (Note 1)
Please Print Name(s)

of
Please Print Address(es)

the undersigned, being the registered holder(s) of record of               ordinary shares of par value US$0.0002 per share (Note 2) in the capital of ZEEKR Intelligent Technology Holding Limited (the “Company”), hereby (a) acknowledge the receipt of the notice of the extraordinary general meeting of the shareholders of the Company to be held on September 15, 2025 at 10:00 a.m. (Beijing time) (the “EGM”) and the proxy statement, each dated August 4, 2025, and (b) appoint the Chairman of the EGM or (Note 3)                  of                 as my/our proxy to attend and act for me/us at the EGM and at any adjournment(s) or postponement(s) thereof, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

I/We wish my/our proxy to vote as indicated below in respect of the resolution to be proposed at the EGM. (Please give your instruction to your proxy by ticking the appropriate box alongside the resolution.)

Proposals	FOR	AGAINST	ABSTAIN
Proposal No. 1.	☐	☐	☐

RESOLVED, as a special resolution:

THAT the Agreement and Plan of Merger, dated as of July 15, 2025 (the “Merger Agreement”), among the Company, Geely Automobile Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange under stock code “0175” (“Geely”), and Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Geely (“Merger Sub”), pursuant to which the Merger Sub will merge with and into the Company, with the Company being the surviving company of the Merger (the “Surviving Company”) and becoming a wholly-owned subsidiary of Geely (the “Merger”) (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying this notice of EGM and which will be produced and made available for inspection at the EGM), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form attached as Annex B to the proxy statement accompanying this notice of EGM and which will be produced and made available for inspection at the EGM) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including (i) the Merger, and (ii) upon the Merger becoming effective, the amendment and restatement of the third amended and restated memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company (as the Surviving Company), in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”), be approved and authorized by the Company;

Proposal No. 2.	☐	☐	☐

RESOLVED, as an ordinary resolution:

THAT each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, and upon the Merger becoming effective, the Adoption of Amended M&A;

Proposal No. 3.	☐	☐	☐

RESOLVED, if necessary, as an ordinary resolution:

THAT the EGM be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the resolutions to be proposed at the EGM.

Signature (Note 4):
Date:

NOTES:

(1)	Full name(s) and address(es) to be inserted in BLOCK CAPITALS. In the case of joint holders of a share, any one of such persons may vote at the EGM, either in person or by proxy, in respect of such share as if he or she was solely entitled thereto, but if more than one such joint holders is present at the EGM, in person or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(2)	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3)	If any proxy other than the Chairman of the EGM is preferred, strike out THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT. The proxy need not be a member of the Company but must attend the EGM in person to represent you.

(4)	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorized to sign the same.

To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be completed, signed and returned to the Company’s offices (to the attention of: Investor Relations Department) at Room 2301, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China no later than September 13, 2025, 10:00 a.m., Beijing time, being 48 hours before the time appointed for the extraordinary general meeting. Completion and delivery of this form will not preclude you from attending and voting at the EGM in person if you so wish, but the authority of your proxy will become invalid forthwith.

Annex G

FORM OF ADS VOTING INSTRUCTION CARD

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Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC ZEEKR Intelligent Technology Holding Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM Eastern Time on September 10, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of ZEEKR Intelligent Technology Holding Limited registered in the name of the undersigned on the books of the Depositary as of the close of business August 14, 2025 at the Extraordinary General Meeting of the Shareholders of ZEEKR Intelligent Technology Holding Limited to be held on September 15, 2025 at 10:00 a.m. Beijing Time at Room 5203, Building 1, Dadao Wangchao Shangwu Center, Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE ZEEKR Intelligent Technology Holding Limited Extraordinary General Meeting of Shareholders For Shareholders of record as of August 14, 2025 September 15, 2025, at 10:00 a.m. Beijing Time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM Eastern Time on September 10, 2025. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

ZEEKR Intelligent Technology Holding Ltd. Extraordinary General Meeting Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN #P1# #P1# #P1# #P2# #P2# #P2# Proposal No. 1. RESOLVED, as a special resolution: THAT the Agreement and Plan of Merger, dated as of July 15, 2025 (the "Merger Agreement"), among the Company, Geely Automobile Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange under stock code "0175" ("Geely"), and Keystone Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Geely ("Merger Sub"), pursuant to which the Merger Sub will merge with and into the Company, with the Company being the surviving company of the Merger (the "Surviving Company") and becoming a wholly-owned subsidiary of Geely (the "Merger") (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying this notice of EGM and which will be produced and made available for inspection at the EGM), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the "Plan of Merger") (such Plan of Merger being substantially in the form attached as Annex B to the proxy statement accompanying this notice of EGM and which will be produced and made available for inspection at the EGM) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including (i) the Merger, and (ii) upon the Merger becoming effective, the amendment and restatement of the third amended and restated memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company (as the Surviving Company), in the form attached as Annexure 2 to the Plan of Merger (the "Adoption of Amended M&A"), be approved and authorized by the Company; Proposal No. 2. RESOLVED, as an ordinary resolution: THAT each of the members of the Special Committee, Mr. Conghui An and Mr. Jing Yuan to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, and upon the Merger becoming effective, the Adoption of Amended M&A; Proposal No. 3. RESOLVED, if necessary, as an ordinary resolution: THAT the EGM be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the resolutions to be proposed at the EGM. #P3# #P3# #P3# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date